SIDLEY AUSTIN BROWN & WOOD LLP

BEIJING
BRUSSELS
CHICAGO
DALLAS
GENEVA
HONG KONG
[redacted]

787 SEVENTH AVENUE
NEW YORK, NEW YORK 10019
TELEPHONE 212 839 5300
FACSIMILE 212 839 5599
www.sidley.com

FOUNDED 1866

LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
TOKYO
WASHINGTON, D.C.

WRI

06010005

WRITER'S E-MAIL ADDRESS
azarchan@sidley.com

RECEIVED
2006 JAN -3 P 1:2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File Number 82-5126

December 28, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

PROCESSED
JAN 05 2006
THOMSON FINANCIAL

SUPPL

Re: Cassa di Risparmio di Firenze S.p.A. – File Number 82-5126

Ladies and Gentlemen:

Pursuant to the filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Act"), on behalf of Cassa di Risparmio di Firenze S.p.A. (the "Company"), enclosed please find one copy of each of the following documents:

A. An English version of the communication to the market regarding the acquisition and sale of the Company's treasury shares in October 2005;

B. The Italian version of the half-year report as of June 30, 2005, complete with auditors' reports (the English version shall be furnished as soon as it is available);

C. An English version of the Company's Articles of Association, updated on November 2, 2005 following the exercise of stock options;

D. An English version of the press release dated November 14, 2005 regarding the approval by the Company's Board of Directors of the Company's results for the third quarter of 2005. The Italian version of the third quarter report is also attached hereto (the English version shall be furnished as soon as it is available);

E. An English version of the Notice of Extraordinary Shareholders' General Meeting to be held on December 21, 2005 or, if necessary, December 29, 2005 (the "Extraordinary Shareholders' General Meeting");

dlw 1/4

F. An English version of the Directors' Report regarding the proposal to amend the Articles of Association to be discussed at the Extraordinary Shareholders' General Meeting; and

G. An English version of the communication to the market regarding the acquisition and sale of the Company's treasury shares in November 2005.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Act, with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Company that it is subject to the Act.

Please stamp the enclosed copy of this letter "Received" and return it to the messenger delivering the package. As always, please do not hesitate to contact the undersigned with any further questions or comments you may have.

Very truly yours,

Aryeh H. Zarchan

Enclosures

cc: Marco Falleri
Cassa di Risparmio di Firenze, S.p.A.
(without enclosures)

Avv. Alessandra Guercia
Varrenti Bassan Lenzi e Associati
(without enclosures)

BANCA CR FIRENZE

ACQUISITION/SALE OF TREASURY STOCK - October 2005

OCTOBER 2005 - Banca CR Firenze (Parent company)			
Market	**Acquisition/Sale**	**No. of shares**	**No. of transactions**
Milan	A	8,235	4
Milan	S	8,235	4

Relazione semestrale al 30 Giugno 2005

GRUPPO BANCA CR FIRENZE

Capogruppo
Banca CR Firenze S.p.A.
Sede Sociale e Direzione Generale in Firenze
Capitale sociale € 648.098.543,16 int. vers.
Riserve e Sovrapprezzi € 348.416.614,35
Registro delle Imprese.
Codice fiscale e Partita IVA
04385190485
Albo delle Banche n° 5120
Gruppo Cassa di Risparmio di Firenze
Iscritto all'Albo dei Gruppi Bancari n° 6160.6

Relazione semestrale al 30 Giugno 2005

Sommario

Introduzione

Informazioni generali sulla relazione semestrale

La relazione semestrale al 30 giugno 2005 di Banca CR Firenze S.p.A. è stata predisposta sulla base della normativa emanata dalla CONSOB ("Regolamento emittenti") per le società le cui azioni sono quotate al listino ufficiale della Borsa Italiana, tenendo conto delle disposizioni del Decreto Legislativo n. 87/1992 e dei successivi Provvedimenti emanati dalla Banca d'Italia.

In conformità alle disposizioni del Regolamento emittenti, salvo eventuale diversa indicazione i dati esposti nei prospetti contabili e nelle note esplicative ed integrative sono espressi in migliaia di euro e per le voci riportate nei suddetti prospetti vengono forniti i valori di raffronto al 31 dicembre 2004 ed al 30 giugno 2004, rispettivamente risultanti dal bilancio e dalla relazione semestrale predisposti a tali date. Inoltre, in seguito all'acquisto di un'ulteriore quota partecipativa del capitale sociale della Cassa di Risparmio di Pistoia e Pescia S.p.A., avvenuto nel corso del primo semestre 2005, al fine di rendere significativo ed omogeneo il raffronto tra i dati economici sono stati predisposti i conti economici consolidati riclassificati al 31 dicembre 2004 ed al 30 giugno 2004 su base "pro-forma", ipotizzando di retrodatare convenzionalmente al 1° gennaio 2004 gli effetti del suddetto acquisto: i conti economici "pro-forma" non sono stati assoggettati a revisione contabile.

Alla relazione semestrale sono inoltre allegati i seguenti documenti:

- prospetto delle variazioni dei conti capitale, riserve, differenze negative di consolidamento e di patrimonio netto, fondo per rischi bancari generali e utile dell'esercizio o periodo;
- raccordo tra patrimonio netto e utile dell'esercizio o periodo della Capogruppo ed i rispettivi dati consolidati.

Si ricorda infine che in accordo con quanto previsto dall'articolo 81-bis del regime transitorio del Regolamento emittenti (delibera CONSOB n° 14990 del 14 aprile 2005), tra gli allegati alla presente relazione semestrale vengono riportati i prospetti di raccordo dei saldi di stato patrimoniale e conto economico determinati in base ai principi nazionali con i valori assunti applicando i principi contabili internazionali IAS/IFRS, mentre in apposita appendice risultano illustrati i prospetti di riconciliazione tra patrimonio e risultato netto ottenuti utilizzando i principi contabili nazionali ed i medesimi valori determinati in base alle disposizioni dell'IFRS 1, che disciplinano la prima applicazione dei principi IAS/IFRS (*First Time Adoption* - "FTA"), unitamente alle note esplicative dei criteri di redazione e delle voci che figurano in tali prospetti: in proposito si precisa che i suddetti prospetti sono stati redatti adottando le "politiche contabili" conformi al Regolamento UE n. 1606/2002 ed al Decreto Legislativo n° 38 del 28 febbraio 2005 ("decreto IAS"), facendo riferimento ai principi IAS/IFRS attualmente omologati dall'Unione Europea.

In accordo con la delibera sopra indicata e con le raccomandazioni CONSOB emanate in materia, la presente relazione semestrale è stata sottoposta a revisione contabile limitata da parte della PricewaterhouseCoopers S.p.A., attribuendo inoltre a tale società l'incarico di revisione completa dei saldi esposti nei prospetti di riconciliazione previsti dall'IFRS 1.

Dati di sintesi del consolidato Banca CR Firenze S.p.A.

(Importi in milioni di euro)

	30 giugno 2005	31 dicembre 2004 pro-forma (1)	30 giugno 2004 pro-forma (1)	Variazioni % (2)
DATI ECONOMICI				
Margine d'interesse	[illegible]	671,8	334,2	7,8%
Commissioni nette ed altri proventi di gestione netti	[illegible]	409,4	201,8	1,9%
Margine d'intermediazione	[illegible]	1.139,0	571,3	4,8%
Spese amministrative	[illegible]	701,0	356,3	2,6%
Accantonamenti e rettifiche nette su crediti ed immobilizzazioni finanziarie	[illegible]	112,0	58,8	7,3%
Utile delle attività ordinarie	[illegible]	226,0	106,8	14,3%
Utile netto	[illegible]	101,7	49,8	23,7%
DATI PATRIMONIALI				
Totale attività (al netto delle azioni proprie)	[illegible]	21.407,6	20.437,3	2,0%
Crediti verso clientela (esclusi crediti in sofferenza)	[illegible]	15.396,7	14.367,5	4,2%
Titoli	[illegible]	2.385,0	2.519,1	3,8%
Partecipazioni	[illegible]	410,4	402,8	-6,2%
Debiti verso clientela, debiti rappresentati da titoli e fondi di terzi in amministrazione	[illegible]	14.790,5	14.157,2	1,5%
Passività subordinate	[illegible]	980,6	997,2	3,4%
Patrimonio netto (al netto delle azioni proprie ed incluso l'utile netto)	[illegible]	1.151,5	1.094,8	0,1%
ATTIVITÀ FINANZIARIE DELLA CLIENTELA				
Attività finanziarie totali	[illegible]	34.817,3	33.810,6	2,3%
Raccolta diretta	[illegible]	15.771,1	15.154,5	1,6%
Raccolta indiretta	[illegible]	19.046,2	18.656,1	2,9%
- Risparmio amministrato	[illegible]	9.018,7	8.693,3	2,8%
- Risparmio gestito	[illegible]	10.027,5	9.962,8	3,1%
- GPM - GPS - GPF	[illegible]	2.624,7	2.687,4	10,8%
- Fondi	[illegible]	4.770,4	4.760,5	-0,8%
- *Assicurazioni (riserve tecniche)*	[illegible]	2.632,4	2.514,9	2,3%
INDICI DI REDDITIVITÀ				
ROE annualizzato 3)	[illegible]	9,8%	9,7%	1,0%
ROE annualizzato rettificato 4)	[illegible]	14,1%	13,7%	0,8%
Cost / Income ratio 5)	[illegible]	65,0%	65,5%	-2,0%
INDICI DI RISCHIOSITÀ DEL CREDITO				
Crediti netti in sofferenza / Crediti netti verso la clientela	[illegible]	1,10%	1,21%	-0,03%
Altri Crediti dubbi netti (escluso sofferenze) / Crediti netti verso la clientela	[illegible]	1,45%	1,55%	-0,17%
Partite a rischio nette / Crediti netti verso la clientela	[illegible]	2,55%	2,76%	-0,19%
COEFFICIENTI DI SOLVIBILITÀ				
Patrimonio di base / Attivo ponderato	[illegible]	5,34%	5,17%	-0,14%
Patrimonio di Vigilanza / Attivo ponderato	[illegible]	9,87%	9,20%	-0,31%
TITOLO AZIONARIO				
Numero azioni in circolazione (in milioni)	[illegible]	1.136,2	1.133,2	0,1%
Quotazione per azione (in €)				
- media	[illegible]	1,503	1,454	32,3%
- minima	[illegible]	1,380	1,380	28,2%
- massima	[illegible]	1,807	1,560	22,2%
Utile unitario sul numero medio di azioni in circolazione (in €)	[illegible]	0,090	0,044	23,3%
Dividendo unitario (in €) 6)	[illegible]	0,052	0,052	0,0%
Dividendo / prezzo medio annuo 6)	[illegible]	3,46%	3,58%	-0,76%
Patrimonio netto unitario su azioni in circolazione (in €)	[illegible]	1,013	0,966	0,0%
STRUTTURA OPERATIVA				
Dipendenti	[illegible]	5.731	5.761	0,7%
Quota di pertinenza dei dipendenti delle società consolidate proporzionalmente	[illegible]	928	895	3,6%
Promotori finanziari	[illegible]	163	142	11,0%
Filiali bancarie	[illegible]	510	502	1,6%
Centri imprese e private	[illegible]	22	22	4,5%
Spazi finanziari	[illegible]	27	20	25,9%

1) L'utile delle attività ordinarie e l'utile netto al 31 dicembre ed al 30 giugno 2004 sono stati determinati su base "pro-forma", ipotizzando di retrodatare al 1° gennaio 2004 gli effetti dell'acquisto da parte della Capogruppo di un'ulteriore interessenza, pari al 9%, del capitale ordinario della Cassa di Risparmio di Pistoia e Pescia S.p.A.
2) Le variazioni sono state calcolate rispetto al 30 giugno 2004 per i dati economici ed al 31 dicembre 2004 per tutti gli altri dati.
3) Utile netto rapportato ad anno / Patrimonio netto contabile medio degli ultimi due esercizi (escluso l'utile netto).
4) Utile netto rapportato ad anno (escluso l'ammortamento delle differenze positive di consolidamento) / Patrimonio netto contabile medio degli ultimi due esercizi (escluso l'utile netto).
5) Spese amministrative (al netto dei recuperi spese), ammortamenti (esclusi gli ammortamenti delle differenze positive di consolidamento) / Margine d'intermediazione (al netto dei recuperi spese): qualora il suddetto indicatore fosse stato calcolato rapportando le spese amministrative e gli ammortamenti (esclusi gli ammortamenti dell'avviamento e delle differenze positive di consolidamento) al margine di intermediazione, il cost/income al 30 giugno 2005, al 31 dicembre 2004 ed al 30 giugno 2004 sarebbe risultato rispettivamente pari al 65,6%, al 66,4% ed al 67,1%.
6) Ultimo dividendo distribuito dalla Capogruppo.

Conto Economico consolidato riclassificato

(Importi in milioni di euro)

VOCI	30 giugno 2005	30 giugno 2004 pro-forma (1)	Variazioni % 30 giugno 2005 / 30 giugno 2004 pro-forma	31 dicembre 2004 pro-forma (1)
Margine d'interesse	360,4	**334,2**	**7,8%**	**671,8**
Commissioni nette ed altri proventi di gestione netti	205,7	201,8	1,9%	409,4
Profitti da operazioni finanziarie e dividendi su azioni	19,1	20,7	-7,7%	36,0
Utili delle società al patrimonio netto e dividendi su partecipazioni	13,5	14,6	-7,5%	21,8
Margine d'intermediazione	598,7	**571,3**	**4,8%**	**1.139,0**
Spese amministrative	-365,5	-356,3	2,6%	-701,0
- spese per il personale	*-215,7*	*-212,1*	*1,7%*	*-417,7*
- altre spese amministrative	*-149,8*	*-144,2*	*3,9%*	*-283,3*
Rettifiche di valore su immobilizzazioni materiali ed immateriali	-27,5	-28,8	-4,5%	-58,8
Risultato di gestione	205,7	**186,2**	**10,5%**	**379,2**
Ammortamenti differenze positive di consolidamento e di patrimonio netto	-20,5	-20,6	-0,5%	-41,2
Accantonamenti per rischi ed oneri e rettifiche nette su crediti ed immobilizzazioni finanziarie	-63,1	-58,8	7,3%	-112,0
Utile delle attività ordinarie	122,1	**106,8**	**14,3%**	**226,0**
Proventi (oneri) straordinari netti	9,2	2,9	n.s.	0,1
Utile lordo	131,3	**109,7**	**19,7%**	**226,1**
Variazione del fondo per rischi bancari generali	0,0	0,0	0,0%	-0,6
Imposte sul reddito	-60,2	-52,6	14,4%	-107,8
Utile di pertinenza di terzi	-9,5	-7,3	30,1%	-16,0
Utile netto	**61,6**	**49,8**	**23,7%**	**101,7**

1) L'utile delle attività ordinarie e l'utile netto al 31 dicembre ed al 30 giugno 2004 sono stati determinati su base "pro-forma", ipotizzando di retrodatare al 1° gennaio 2004 gli effetti dell'acquisto da parte della Capogruppo di un'ulteriore interessenza, pari al 9%, del capitale ordinario della Cassa di Risparmio di Pistoia e Pescia S.p.A.: tale acquisto ha comportato, in particolare, un incremento degli ammortamenti delle differenze positive di consolidamento ed una diminuzione dell'utile di pertinenza di terzi di pari importo (0,7 milioni di euro), mantenendo pertanto di fatto invariato l'utile netto del primo semestre 2004.

Stato patrimoniale consolidato riclassificato (*)

(Importi in milioni di euro)

ATTIVO (*)	30 giugno 2005	31 dicembre 2004	Variazioni % 30 giugno 2005 / 31 dicembre 2004	30 giugno 2004
Cassa e disponibilità presso banche centrali ed uffici postali	[illegible]	**137,6**	**8,8%**	**123,6**
Crediti	[illegible]	**16.771,5**	**3,0%**	**15.806,9**
- crediti verso banche	[illegible]	1.203,9	-12,0%	1.263,5
- crediti verso clientela	[illegible]	15.567,6	4,2%	14.543,4
Titoli non immobilizzati	[illegible]	**2.323,2**	**3,9%**	**2.446,7**
Immobilizzazioni	[illegible]	**830,0**	**-4,8%**	**838,1**
- titoli immobilizzati	[illegible]	61,8	-0,8%	72,4
- partecipazioni	[illegible]	410,4	-6,2%	402,8
- immobilizzazioni immateriali	[illegible]	45,9	-8,3%	49,2
- immobilizzazioni materiali	[illegible]	311,9	-3,1%	313,7
Differenze positive di consolidamento e di patrimonio netto	[illegible]	**258,9**	**-2,1%**	**281,0**
Altre voci dell'attivo	[illegible]	**1.086,4**	**-13,0%**	**941,0**
Totale attivo	**21.830,0**	**21.407,6**	**2,0%**	**20.437,3**

PASSIVO (*)	30 giugno 2005	31 dicembre 2004	Variazioni % 30 giugno 2005 / 31 dicembre 2004	30 giugno 2004
Debiti	[illegible]	**17.482,3**	**2,3%**	**16.521,5**
- debiti verso banche	[illegible]	2.693,5	7,2%	2.366,3
- debiti verso clientela	[illegible]	9.829,0	-0,5%	9.143,1
- debiti rappresentati da titoli	[illegible]	4.959,8	5,3%	5.012,1
Fondi	[illegible]	**571,5**	**-4,1%**	**511,8**
- fondo imposte e tasse	[illegible]	126,0	-37,1%	70,2
- fondo trattamento fine rapporto	[illegible]	172,7	1,7%	172,0
- fondi di quiescenza	[illegible]	170,4	1,1%	164,5
- fondi rischi ed oneri diversi	[illegible]	77,7	9,5%	77,7
- fondi rischi su crediti	[illegible]	24,7	43,7%	27,4
Altre voci del passivo	[illegible]	**1.013,0**	**2,4%**	**1.113,4**
Passività subordinate	[illegible]	**980,6**	**3,4%**	**997,2**
Patrimonio netto di pertinenza di terzi	[illegible]	**208,7**	**-10,0%**	**198,6**
Patrimonio netto (**)	[illegible]	**1.151,5**	**0,1%**	**1.094,8**
Totale passivo	**21.830,0**	**21.407,6**	**2,0%**	**20.437,3**

(*) Dalle voci dell'attivo e del passivo sono state rispettivamente escluse le azioni proprie e la riserva per azioni proprie, aventi pari importo.
(**) La voce comprende l'utile d'esercizio, le differenze negative di consolidamento e di patrimonio netto, il fondo per rischi bancari generali e le riserve di rivalutazione.

Relazione sulla gestione del Gruppo

Lo scenario economico

Il quadro macroeconomico internazionale che si è delineato negli ultimi mesi ha confermato l'atteso rallentamento del ritmo di espansione del PIL mondiale. Tutte le principali economie avanzate hanno manifestato segnali di arretramento, anche se il peso e la frequenza di tali segnali si sono largamente differenziati da paese a paese. Giappone e Uem hanno evidenziato un livello fra i più bassi degli ultimi due anni, mentre una situazione più positiva si prefigura per gli Stati Uniti.

In questo contesto l'economia italiana non evidenzia segnali di ripresa e, pur ipotizzando che nel secondo semestre la tendenza possa modificarsi, la profondità della caduta registrata condizionerà il risultato del 2005, che sarà praticamente pari a quello dell'anno precedente.

La politica monetaria nell'Uem dall'inizio dell'anno si è mantenuta neutrale; il tasso minimo di offerta sulle operazioni di rifinanziamento principali è rimasto al 2%, così come i tassi di interesse sulle operazioni di rifinanziamento marginale e sui depositi overnight sono stati mantenuti rispettivamente al 3% ed all'1%. Tale impostazione risulta connessa con la debolezza del ciclo economico e con l'assenza di particolari pressioni inflazionistiche.

Per quanto riguarda i mercati azionari, nell'Uem è proseguita la fase di ripresa che si era manifestata nel primo trimestre; negli Stati Uniti l'andamento particolarmente favorevole registrato nelle ultime settimane del primo semestre ha consentito di recuperare le perdite accumulate nei primi mesi dell'anno. Maggiore incertezza si registra invece in Giappone, mentre sui mercati dei principali paesi emergenti prosegue la tendenza al rialzo.

Sui mercati obbligazionari si è manifestato un generale aumento dei prezzi che ha interessato sia gli Stati Uniti che l'Unione Europea.

Sul mercato del credito la dinamica degli impieghi del sistema bancario italiano ha segnato, al 30 giugno 2005, 1.147,7 miliardi di euro, con un flusso netto annuo di nuovi impieghi di circa 90 miliardi di euro. Tale dinamica appare ancora sostenuta quasi esclusivamente dalla componente a protratta scadenza rispetto a quella a breve termine; a giugno 2005, infatti, le variazioni tendenziali sono risultate pari a +14,4% per il segmento a medio lungo termine (+13.7% a giugno 2004) e di +0,5% per quello a breve termine (-3,5% a giugno 2004).

La raccolta bancaria al 30 giugno 2005 è risultata pari a 1.058.5 miliardi di euro, segnando una variazione tendenziale positiva dell'8.8%. Nel corso dell'ultimo anno la consistenza della raccolta è aumentata di 85,6 miliardi di euro, con un'accelerazione del trend dei depositi da clientela, il cui tasso di crescita tendenziale è risultato del 6,8%, e della dinamica delle obbligazioni delle banche, che continuano a segnare ritmi di crescita sostenuti (+12,0%).

Con riguardo ai tassi bancari, si rileva l'assestamento del tasso sui depositi applicato alle famiglie e società non finanziarie che al 30 giugno 2005 si posiziona allo 0.8%, 3 punti base al di sopra di quanto segnato a giugno 2004. Il tasso medio ponderato sul totale dei prestiti a famiglie e società non finanziarie ha manifestato un'ulteriore flessione, collocandosi al 4,6%, il valore più basso mai raggiunto, 17 punti base al di sotto del valore di giugno 2004.

Per quanto riguarda la raccolta indiretta, gli ultimi dati mostrano come la consistenza del totale dei titoli (inclusi quelli in gestione), pari a 1.636,4 miliardi di euro, sia solo lievemente cresciuta rispetto allo stesso periodo dell'anno precedente (+2,6%). In particolare, il risparmio amministrato ha manifestato una crescita su base annua dei BTP (+4,7%) e delle obbligazioni bancarie (+5,4%), cui ha fatto riscontro una contrazione delle quote dei BOT (-8,5%).

Le gestioni patrimoniali bancarie hanno manifestato un'ulteriore contrazione, risultando pari a circa 148,2 miliardi di euro, segnando una variazione tendenziale negativa di quasi il 5,5%.

Al 30 giugno 2005 il patrimonio netto dei fondi comuni di investimento degli intermediari italiani è cresciuto fino a 557 miliardi di euro.

La struttura del Gruppo - Gruppo Banca CR Firenze al 30 giugno 2005

	Partecipazione Diretta Banca CR Firenze S.p.A.	CR Pistoia e Pescia S.p.A.	CR Civitavecchia S.p.A.	CR Orvieto S.p.A.	CR Mirandola S.p.A.	CR La Spezia S.p.A.	Infogroup S.p.A.	Citylife S.p.A.	Totale
Società del Gruppo Bancario									
Cassa di Risparmio di Mirandola S.p.A.	94,899%	5,000%							[illegible]
Cassa di Risparmio di Orvieto S.p.A.	73,570%								[illegible]
Cassa di Risparmio della Spezia S.p.A.	68,093%								[illegible]
Cassa di Risparmio di Pistoia e Pescia S.p.A.	60,000%								[illegible]
Cassa di Risparmio di Civitavecchia S.p.A.	51,000%								[illegible]
Centro Riscossione Tributi - CERIT S.p.A.	100,000%								[illegible]
CR Firenze Gestion Internationale S.A.	80,000%								[illegible]
Perseo Finance S.r.l.	60,000%								[illegible]
Infogroup S.p.A.	94,000%	4,000%	1,000%	1,000%					[illegible]
Citylife S.p.A.	60,000%						40,000%		[illegible]
Mirafin S.p.A.					100,000%				[illegible]
Tebe Tours S.r.l.					90,000%				[illegible]
S.R.T. - Società Riscossione Tributi S.p.A.						100,000%			[illegible]
Altre Società controllate									
Immobiliare Nuova Sede S.r.l.	100,000%								[illegible]
Centrovita Assicurazioni S.p.A.	43,000%	8,000%							[illegible]
Società bancarie e finanziarie partecipate almeno al 20%									
Findomestic Banca S.p.A.	47,170%	2,830%							[illegible]
Centro Factoring S.p.A.	41,763%	5,729%		0,033%	0,004%	0,163%			[illegible]
Centro Leasing S.p.A.	27,828%	7,084%	0,561%	1,182%	0,006%	0,790%			[illegible]
Sviluppo Industriale S.p.A.		29,964%							[illegible]
Altre Società partecipate almeno al 20%									
Ce.Spe.Vi. S.r.l.		20,000%							[illegible]
ET Group S.p.A.								42,724%	[illegible]

Le più importanti variazioni del comparto partecipazioni del Gruppo avvenute nel corso del I° semestre 2005 hanno riguardato le seguenti società:

Cassa di Risparmio di Pistoia e Pescia S.p.A.
In data 30 maggio 2005, in attuazione degli accordi sottoscritti il 22 novembre 2004, la Capogruppo ha acquistato dalla Fondazione CR Pistoia e Pescia un ulteriore 9% del capitale ordinario di CR Pistoia e Pescia S.p.A., portando così la partecipazione complessiva al 60%. Il prezzo complessivo di € 32.533.751,25 è stato corrisposto per € 16.200.000 con obbligazioni subordinate decennali emesse da Banca CR Firenze S.p.A. a servizio dell'operazione e, per la parte restante, in contanti.

Data Centro S.p.A.
In data 1° maggio 2005 la Società è stata incorporata in Banca CR Firenze S.p.A.

Fondiaria SAI S.p.A.
Sono state cedute n. 1.500.000 azioni per un controvalore al netto delle commissioni di € 27.681.300.

Citylife S.p.A.
È stato abbattuto il capitale per perdite da € 500.000 a € 360.000 mediante annullamento di 140.000 azioni del valore unitario di € 1. Resta invariata la percentuale di interessenza di Banca CR Firenze S.p.A. nel 60% e di Infogroup S.p.A. nel 40%.

Findomestic Banca S.p.A.
Il capitale della società è stato aumentato da € 300 milioni a € 340 milioni; Banca CR Firenze S.p.A. e CR Pistoia e Pescia S.p.A. hanno partecipato pro quota con un onere rispettivamente di € 18.868.000,00 e di € 1.132.000,00.

Centrovita Assicurazioni S.p.A.
È stato aumentato il capitale sociale da € 27 milioni a € 38 milioni; Banca CR Firenze S.p.A. e CR Pistoia e Pescia S.p.A. hanno partecipato pro quota con un onere rispettivamente di € 4.730.000, di cui € 1.720.000 già versati nel 2003 a titolo di futuri aumenti di capitale, e di € 880.000,00, di cui € 320.000,00 già versati nel 2003 sempre a titolo di futuri aumenti di capitale.

Lo sviluppo dell'operatività e le iniziative del semestre

Le linee di politica commerciale

L'attività commerciale del semestre si è focalizzata sulla realizzazione delle linee guida definite dal Piano Commerciale 2005: acquisizione di nuova clientela, incremento dell'indice di cross selling nel mercato Retail, sviluppo dei Fondi Pensione e piani di accumulo, sviluppo di prodotti di investimento con ragguardevole componente assicurativa, rafforzamento delle convenzioni con i Consorzi Fidi ed incremento degli utilizzi delle linee di credito accordate alla clientela imprese migliori.

I canali distributivi

Nel I° semestre 2005, la rete distributiva del Gruppo si è ulteriormente estesa:

- il numero delle Filiali del Gruppo è cresciuto di 8 unità: Banca CR Firenze S.p.A. ha aperto le Filiali n. 7 e n. 8 a Roma, e n. 44 a Firenze, le Filiali di Montepulciano (SI) e di Ponte a Ema (FI). CR Civitavecchia S.p.A. ha aperto la Filiale di Roma Prati Fiscali; CR La Spezia ha aperto la Filiale di Reggio Emilia; CR Orvieto quella di Fiano Romano (RM);
- sono attivi 34 Spazi Finanziari, con un incremento di 7 unità rispetto al 31 dicembre 2004 e, precisamente: Francavilla al Mare (CH), Terni, Milano, Viterbo, La Spezia, Prato ed un secondo Spazio Finanziario a Modena. I volumi di raccolta della Rete Promotori sono pari a 355 milioni di euro, con un incremento di 149 milioni rispetto al 31 dicembre 2004. I Promotori Finanziari sono 178 (+15 rispetto al 31 dicembre 2004), con una clientela di 7.019 unità (+926 rispetto al 31 dicembre 2004);
- Banca CR Firenze S.p.A. ha aperto inoltre un Centro Imprese a Roma, sul quale sono stati trasferiti i clienti del segmento imprese presenti nelle diverse Filiali della città, con un modello organizzativo analogo a quello già applicato nel resto della rete distribuitiva.

Oltre ad inteventi che hanno facilitato l'accessibilità da parte dei clienti ai servizi multicanale, è proseguito lo sviluppo della Banca Virtuale, con l'attivazione, da maggio 2005, della possibilità per i clienti aderenti a Liberamente.net di operare anche attraverso la TV Digitale. Il servizio, introdotto per la prima volta in Italia dal Gruppo Banca CR Firenze, consente di effettuare operazioni informative e, a breve, anche funzioni dispositive.
La clientela ha effettuato, nel primo semestre 2005, oltre 2.600.000 operazioni informative (+ 17% rispetto al primo semestre 2004) e 133.000 operazioni dispositive (+56% rispetto allo stesso periodo del 2004).
Sul segmento imprese procede l'attività di convenzionamento ai servizi Home Banking BtoB e B@B, ai quali aderiscono oltre 14.000 clienti (+14% rispetto al 31 dicembre 2004).

Il Mercato Family

Nell'ambito delle attività volte all'acquisizione di nuovi clienti, sono stati lanciati un nuovo conto Family a canone azzerato e conti Plus e Vip a canone mensile ridotto fino a gennaio 2007.
L'offerta è collegata all'iniziativa "Presenta un amico", che punta al coinvolgimento dei clienti, che possono usufruire di una specifica riduzione delle spese di conto corrente presentando un nuovo cliente.
Per migliorare il tasso di fidelizzazione della clientela è continuato il monitoraggio per individuare clienti in "attriction" e si sono ulteriormente rafforzate le azioni intraprese per incrementare l'indice di cross-selling attraverso piani di accumulo, Fondi Pensione, Prestiti Personali e ripristino di operazioni di finanziamento.
Nell'ambito del progetto di miglioramento della Comunicazione alla clientela, è stata varata una nuova versione dell'estratto conto, più chiaro e completo e di più agevole consultazione.
Il numero dei conti correnti della Linea Giotto si è incrementato del 12% rispetto al 30 giugno 2004.
Prosegue la forte crescita delle carte prepagate VisaElectron, favorita soprattutto dall'emissione della "Carta Viola", che ha superato le 40.000 unità (+ 91% rispetto al 30 giugno 2004).
Per quanto riguarda il comparto dei mutui, la domanda si mantiene elevata e nel primo semestre è stata assecondata per un importo di circa 370 milioni di euro. Continua e si consolida anche la positiva collaborazione con Findomestic Banca

S.p.A., che ha prodotto erogazioni di mutui per circa 22 milioni di euro (+ 46% rispetto all'analogo periodo del 2004) e di finanziamenti "Prestissimo" per oltre 23 milioni di euro (+ 52% rispetto al primo semestre dello scorso anno).

Il Mercato Personal

Nel corso del primo semestre 2005, l'attività del Segmento Personal si è concentrata sul consolidamento della relazione con la clientela e sull'impostazione di numerose iniziative finalizzate all'acquisizione di nuovi volumi e nuovi clienti, in particolare a supporto della vendita di piani di accumulo e Fondi Pensione.

Sono stati collocati prestiti obbligazionari attraverso la rete distributiva per complessivi 539 milioni di euro a livello di Gruppo, con un incremento di circa il 40% rispetto allo stesso periodo dell'anno scorso e due emissioni sull'Euromercato per oltre 300 milioni di euro.

Nel comparto Bancassicurazione, la raccolta premi lorda si è assestata a 231 milioni di euro, con un incremento di riserve tecniche di 37 milioni di euro rispetto al 31 dicembre 2004.

Al 30 giugno 2005 il patrimonio gestito dalla controllata CR Firenze Gestion Internationale S.A. ha raggiunto i 5.850 milioni di euro (+25% rispetto al 30 giugno 2004).

La consistenza delle gestioni di portafoglio individuali ha raggiunto 2.820 milioni di euro (+29% rispetto al 31 dicembre 2004).

Al 30 giugno 2005 il Fondo Pensione Aperto "CRF Previdenza" con quasi 15.000 unità ha più che raddoppiato il numero degli aderenti rispetto a fine 2004, intercettando pertanto il 50% delle adesioni di sistema, a riprova dell'impulso commerciale impresso e del gradimento che ha incontrato presso la clientela.

Il Mercato Business

A partire dal 10 giugno 2005 sono stati inseriti nel Nuovo Processo del Credito dedicato alla clientela Business gli "score" di Prima Accettazione e di Rinnovo per le medie Aziende (fatturato da 1 a 2,5 milioni di euro), integrando quelli già utilizzati per le imprese fino a 1 milione di euro di fatturato.

Prosegue con buoni risultati l'attività "Un fido per crescere", finalizzata all'acquisizione di nuova clientela.

È stata lanciata l'iniziativa "Obiettivo 3.000 Euro" con lo scopo di incrementare la "Raccolta" e sono stati realizzati due nuovi prodotti, "Conto Pos" e "Fido Pos", inseriti anche nelle convenzioni consortili. Prosegue positivamente l'apertura dei conti correnti della linea "ioimpresa": lo "stock" del Gruppo ha superato le 22.000 unità, con un incremento del 36% rispetto al 30 giugno 2004.

Il Mercato Imprese

Nel primo semestre 2005 per le aziende gestite dal canale Imprese sono stati realizzati nuovi prodotti:

- "Conto Miglioramento", apertura di credito ipotecaria destinata alle imprese e cooperative agricole, finalizzata al finanziamento di investimenti immobiliari o fondiari funzionali all'attività agricola. L'operatività del prodotto è esercitata in conto corrente; alla fine dei lavori, l'esposizione del conto può essere trasformata in mutuo agrario ipotecario;
- Anticipo Crediti I.V.A.: aderendo al protocollo d'intesa tra ABI, Confindustria e Agenzia delle Entrate, il Gruppo Banca CR Firenze ha stanziato un plafond rotativo di 50 milioni di euro per smobilizzare i crediti di I.V.A. dei clienti nei confronti dell'Erario. Al 30 giugno 2005 si erano concluse pratiche per circa 15 milioni di euro;
- In collaborazione con Promofirenze (Azienda speciale di Camera di Commercio di Firenze) è stato lanciato il progetto "Crescere con l'internazionalizzazione", che prevede finanziamenti a medio/lungo termine, per supportare le aziende nei programmi di espansione internazionale (promozione all'estero, partecipazione a fiere internazionali, Joint venture, etc.);
- Per sostenere l'attività di innovazione tecnologica, tutela dell'ambiente, ricerca e sviluppo svolte dalle imprese, è stato stanziato un plafond di 75 milioni di euro per un nuovo prodotto di finanziamento a medio termine, assistito da garanzia di Fidi Toscana S.p.A.;

- È stato realizzato "Pronto in Banca Credifactoring", in collaborazione con Centro Factoring S.p.A., attraverso il quale le imprese clienti del Gruppo possono ottenere un servizio di incasso articolato e completo dei propri crediti.

Nel settore della Finanza d'Impresa sono state concluse tre operazioni di intervento nel capitale di rischio di altrettante PMI Toscane (Yogitech, AeB Frames e Hospital Consulting) con l'intervento del fondo di private-equity "Toscana Venture" di Sici Sgr S.p.A. di Firenze.

Il Mercato Private

Nel corso del semestre il Canale Private ha completato un'attività tesa ad affinare l'asset allocation sui target di clientela.
Le Gestioni Patrimoniali sono cresciute del 17% rispetto al 30 giugno 2004, grazie anche alle eccellenti performances di "Scelta dinamica" della linea di Gestioni in Sicav, prodotto ad alta flessibilità e possibilità di personalizzazione.
Nell'ambito dello sviluppo dell'offerta, è iniziato il test di commercializzazione del nuovo prodotto "Private Scelta Condivisa", gestione patrimoniale con preventivo assenso, che prevede un sistematico livello di coinvolgimento del cliente nelle scelte di gestione del proprio patrimonio.
È inoltre proseguita la messa a punto delle strutture Private presso le Banche del Gruppo; dal mese di aprile 2005 tutte le unità Private delle banche partecipate hanno il collegamento diretto con la struttura centrale del Servizio Private della Capogruppo per le attività di advisoring e monitoring dei mercati finanziari.

Il Mercato Enti pubblici

Al 30 giugno 2005 gli Enti Pubblici gestiti risultano 287 (178 servizi di cassa e 109 servizi di tesoreria), con un aumento di 14 unità nel primo semestre 2005.

L'attività creditizia

Grande attenzione è stata riservata all'attività di formazione attraverso stages dei gestori imprese, con l'obiettivo di approfondire le conoscenze tecniche della gestione del rischio ed accrescere le competenze tecniche della valutazione del rischio di credito e di gestione dello stesso.
Dal 1° gennaio 2005 tutte le domande di finanziamento ipotecario del Gruppo (con esclusione, al momento, di CR La Spezia S.p.A.) sono accentrate presso la Direzione Credito della Capogruppo al fine di conseguire miglioramenti di efficienza e di efficacia del processo operativo specifico.
Nel primo semestre 2005 sono pervenute oltre 3.600 richieste, per oltre 900 milioni di euro, di cui il 28% per numero ed il 37,5% per importo da parte delle Banche controllate.
Nell'ambito del progetto "Reengineering del processo del credito" della Capogruppo sono state effettuate le seguenti attività progettuali:

- completamento del "Processo small business";
- predisposizione delle fasi di Istruttoria e inserimento nel "Processo Imprese" del nuovo modello interno di rating;
- adeguamento a Basilea2 per l'operatività del sistema di rating "Mira";
- valutazione dei crediti significativi e delle posizioni ad incaglio in relazione al "Programma IAS";
- conclusione delle attività progettuali per l'iniziativa "Criteri di valutazione" nell'ambito del progetto "Patti Chiari", legata alla conferma del Marchio di Qualità, ottenuto nel settembre 2004.

È proseguita nel primo semestre 2005 l'attività di rilevazione di specifici eventi e di monitoraggio su aggregati relativi alle principali aree di attività e fasi del processo per il controllo sulla gestione del rischio di credito.
Gli incagli, pari a 128 milioni di euro, segnano una flessione di circa il 30% rispetto al 31 dicembre 2004, dovuta al trasferimento fra i crediti ristrutturati di una posizione pari a 36,9 milioni di euro.
Conseguentemente anche gli accantonamenti, pari a 19,1 milioni di euro, registrano una riduzione del 14,5%. Per contro il grado di copertura sale al 14,8% rispetto al 12,2% del 31 dicembre 2004.

Consorzi Garanzia Collettiva Fidi

Nell'ambito delle relazioni esistenti con i Consorzi Garanzia Collettiva Fidi è continuata la costante verifica ed il conseguente adeguamento/ampliamento della gamma di offerta per soddisfare le mutate esigenze del mercato, concretizzatasi con 70 nuovi accordi operativi sottoscritti ad integrazione delle convenzioni esistenti.

In particolare si è operato per estendere anche all'ambito consortile alcuni nuovi prodotti di finanziamento a medio e lungo termine appositamente realizzati per gli operatori del settore alberghiero ed i titolari di stabilimenti balneari.

L'attività finanziaria

La gestione del portafoglio titoli di proprietà è stata caratterizzata fin dall'inizio dell'anno dalla rotazione del portafoglio di titoli a tasso variabile, con cessioni mirate di posizioni in CCT in fasi di mercato caratterizzate da buone opportunità, e con parziale ricostituzione delle posizioni con acquisti di titoli similari a tasso variabile che presentano una redditività leggermente migliore in presenza di una diversa correlazione alla struttura dei tassi.

La gestione del portafoglio obbligazionario continua a privilegiare, nel complesso, strumenti che hanno un riprezzamento frequente, durata contenuta, buone caratteristiche di liquidità e di merito creditizio. In particolare, è stata incrementata la posizione in obbligazioni corporate di emittenti bancari di primaria importanza.

Sui mercati azionari la Capogruppo ha continuato ad operare con la massima prudenza, seguendo l'andamento dei principali indicatori macro-economici e cercando di cogliere le opportunità offerte dal mercato mediante un'intensa attività di trading. Al 30 giugno 2005 il saldo della posizione azionaria appare sostanzialmente stabile rispetto all'inizio dell'anno.

In ottica di miglioramento della redditività del portafoglio, nonché di diversificazione degli investimenti per mercati ed emittenti, sono state acquisite quote di fondi comuni azionari e obbligazionari.

È proseguita l'attività di acquisto e vendita di azioni proprie Banca CR Firenze S.p.A., sulla base del mandato e nel rispetto dei vincoli fissati dalla normativa. Al 30 giugno 2005 risultano in portafoglio presso la Capogruppo 2.500 azioni proprie, valutate a un prezzo di mercato di € 2,141.

L'operatività in contratti derivati, finalizzata principalmente al bilanciamento dei rischi finanziari ed all'intermediazione, si è mantenuta su livelli sostenuti, in particolare per quanto riguarda l'attività in strumenti di gestione del rischio di tasso per la clientela, arricchendosi anche di nuovi prodotti.

Risk management

Nel primo semestre 2005 gli indicatori patrimoniali consolidati obbligatori risultano entro i limiti prefissati dall'Organo di Vigilanza.

L'aumento degli impieghi del Gruppo risulta in accelerazione nella prima parte dell'anno rispetto alla fine del 2004.

La misurazione dei rischi finanziari (rischio di tasso e di mercato) con modelli interni ha monitorato la costante osservanza dei limiti fissati dal Regolamento di Gruppo.

Per quanto riguarda l'adeguamento delle banche del Gruppo alla versione definitiva del Nuovo Accordo di Basilea sui requisiti patrimoniali, nella seconda parte del 2005 è previsto il completamento delle stime interne dei parametri di rischio creditizio della Capogruppo, che saranno estese opportunamente calibrati, alle altre banche. In particolare, per Banca CR Firenze è stato recentemente approvato il nuovo Regolamento interno del processo del credito che ha inserito nell'operatività dei poteri delegati e dei punti di presidio le modalità di misurazione e monitoraggio della rischiosità della controparte con modelli di rating e di scoring.

La rischiosità operativa delle Banche del Gruppo non risulta superiore a quella evidenziata dagli altri aderenti al Database Italiano delle Perdite Operative, gestito dall'Associazione Bancaria Italiana.

Gli interventi organizzativi di Gruppo

I principali interventi organizzativi del primo semestre 2005 hanno interessato i seguenti settori:

Program e cost management

L'attività di determinazione dei budget di spesa per l'anno 2005, curata dall'Area cost management della Capogruppo, è stata estesa a tutte le banche controllate. In collaborazione con i servizi pianificazione di ciascuna di esse, sono stati programmati i costi, pianificati i progetti, redatti i consuntivi di dettaglio di spesa e messi a disposizione gli importi assegnati, sia per le spese di funzionamento corrente sia per i progetti approvati.

Servizio Safety e Security

Per garantire la sicurezza delle Filiali e per ottemperare alle norme previste dal D.Lgs. 196/2003 sulla Privacy, nella parte relativa alla video sorveglianza, è proseguita la sostituzione del controllo di accesso alle Filiali mediante riconoscimento delle impronte digitali e dei videoregistatori con modelli digitali, ai cui dati è possibile accedere solo tramite password.
Per tutto il Gruppo, escluso CR La Spezia S.p.A. e CR Mirandola S.p.A. che verranno integrate entro fine anno, sono state inserite nuove chiavi per l'attività di cifratura messaggi con la banche corrispondenti e sono stati progressivamente attivati nuovi sistemi di protezione dei bancomat.

Servizio Rapporti di lavoro

Nell'area retribuzioni, dal 1° gennaio 2005, è stato avviato il progetto di accentramento presso la Capogruppo dell'elaborazione degli stipendi di CR Civitavecchia S.p.A.
Nel corso del semestre, per tutte le banche del Gruppo, è stata verificata l'ottemperanza agli adempimenti di quanto previsto dal D. Lgs. 196/03 in materia di privacy normativa, sulla quale è stata svolta anche attività di formazione, e sulla sicurezza e salute sul luogo di lavoro, nonché sull'applicazione della legge sul divieto di fumo.

Area Sicurezza Logica

Tutte le Banche del Gruppo hanno proceduto agli adeguamenti richiesti dall'entrata in vigore del "Codice di deontologia e buona condotta per i sistemi informativi gestiti da soggetti privati in tema di crediti al consumo, affidabilità e puntualità nei pagamenti", promosso dal Garante per la protezione dei dati personali e sottoscritto dall'ABI e da tutte le Associazioni rappresentative del settore, con il contributo di varie Associazioni dei consumatori.
I principali adeguamenti sono stati avviati entro la scadenza del 30 aprile 2005 e gli interventi si sono conclusi con il consolidamento delle procedure e con l'invio generalizzato, prima del 31 luglio 2005, della nuova informativa a tutti i soggetti interessati.
È terminato l'avviamento dell'applicativo "Netegrity", che mette a disposizione del Gruppo una infrastruttura di gestione accentrata della sicurezza delle applicazioni web.

Coordinamento organizzazione e sistemi

È stato introdotto un nuovo modello organizzativo per l'assistenza agli utenti, per creare un unico punto di raccolta e monitoraggio dei problemi sulla Rete e nelle strutture centrali del Gruppo, migliorare i livelli di servizio con minori tempi di attesa telefonici per l'utente interno e per diminuire la massa di comunicazioni cartacee ed elettroniche fra la Rete e la Direzione.
Prosegue l'attività di attuazione del progetto "Modello di Governo ICT di Gruppo", nuovo modello di gestione che si propone di ottimizzare lo sviluppo e la manutenzione delle applicazioni e di implementare le strategie di sourcing, in particolare sviluppando la carta dei servizi per funzioni di business ed i contratti di servizio con la controllata Infogroup S.p.A.

Nell'ambito del progetto "Gestione continuità operativa" si sono concluse la realizzazione della rete metropolitana di connessione dei siti direzionali e le attività progettuali sul sito secondario di Sant'Agostino a Pistoia, per le infrastutture ed i servizi di base del Disaster Recovery.

Progetto Integrazione e Governo di Gruppo

Ad aprile 2005 si è conclusa la fase di studio e progettazione della ristrutturazione funzionale di CR Civitavecchia S.p.A., che ha assunto il ruolo di "Banca pilota" per l'adozione del nuovo modello organizzativo, le cui linee guida si possono riassumere in:

- salvaguardia dell'autonomia delle singole banche commerciali nel presidio del territorio, nella gestione delle relazione con il cliente, nell'erogazione del credito e nello sviluppo degli affari, potenziando anche la rete distributiva con l'apertura di nuove Filiali;
- realizzazione di strutture che garantiscano processi operativi snelli e con costi inferiori agli attuali, accentrando le attività operative ed amministrative presso la Capogruppo, liberando risorse per potenziare la Rete distributiva;
- potenziamento qualitativo e quantitativo delle risorse della Rete commerciale, incrementando gli organici, creando nuove figure professionali e formando il personale sui temi della pianificazione commerciale e sulla gestione del rischio e dei controlli operativi.

Per quanto concerne CR Civitavecchia S.p.A. la nuova struttura è operativa dal 1° luglio 2005.

Acquisizione della Filiale di Spoleto da CR Orvieto S.p.A.

Per razionalizzare la distribuzione delle Filiali all'interno del Gruppo, CR Orvieto S.p.A. ha ceduto alla Capogruppo la Filiale di Spoleto, che risultava decentrata rispetto alle sue direttrici di espansione territoriale. Da luglio 2005 tutti i clienti, ad eccezione delle posizioni in sofferenza, sono passati a Banca CR Firenze S.p.A.

Le operazioni infragruppo e con parti correlate

Le operazioni con parti correlate, come definite nel principio contabile internazionale IAS24, sono poste in essere nel rispetto delle disposizioni di legge vigenti e sono regolate a prezzi in linea con quelli praticati sul mercato.

Le operazioni infragruppo sono espressione di un disegno strategico-organizzativo di Gruppo che, in estrema sintesi, vede le Banche controllate focalizzate sul presidio delle relazioni con la clientela sul territorio e del connesso rischio di credito, le società-prodotto Centrovita Assicurazioni S.p.A. e CR Firenze Gestion Internationale S.A. specializzate nella predisposizione dell'offerta di bancassurance e fondi comuni d'investimento, la società strumentale Infogroup S.p.A. fornitrice dei servizi informatici, la Capogruppo Banca CR Firenze S.p.A. nel ruolo, oltre che di rete bancaria essa stessa, di coordinatore complessivo dell'azione di Gruppo e di fornitore di diversi servizi accentrati per tutte le Banche del Gruppo.

Le transazioni infragruppo avvengono sulla base di specifiche convenzioni ed a condizioni valutate in linea con quelle praticate sul mercato, laddove esistano riferimenti esterni che possano confermare tale giudizio, o che comunque assicurano reciproca convenienza.

Le eventuali operazioni straordinarie e quelle riguardanti le partecipazioni sono illustrate nel capitolo dedicato a tale comparto.

Il Gruppo Banca CR Firenze intrattiene numerosi rapporti di collaborazione con gli azionisti San Paolo IMI S.p.A. e BNP Paribas S.A., nonché con le imprese ad essi riconducibili. I rapporti sono inquadrati nell'ambito degli accordi stipulati fra Banca CR Firenze S.p.A. ed i citati soci nel novembre del 1999, in occasione della cessione da parte dell'Ente Cassa di Risparmio di Firenze di quote sociali a San Paolo IMI S.p.A. e BNP Paribas S.A. e della stipula del Patto di Sindacato

che ha retto la società fino al 30 aprile 2005. Tali accordi, la cui scadenza è fissata al 14 marzo 2006, consentono alla Banca di beneficiare del know-how specialistico dei due importanti gruppi bancari e prevedono che San Paolo IMI S.p.A. assuma il ruolo di referente primario per lo sviluppo dell'attività di gestione del risparmio, del project financing, dell'investment banking e del finanziamento alle grandi imprese, mentre BNP Paribas S.A. mantiene il ruolo d'interlocutore di riferimento principalmente per il credito al consumo, il leasing, il factoring e la bancassicurazione attraverso le società partecipate in comune con Banca CR Firenze.
Le collaborazioni con le citate società sono regolarmente proseguite dopo la cessazione dell'efficacia del Patto di Sindacato, avvenuta il 30 aprile 2005, considerata anche la loro validità e nella ragionevole prospettiva che i tre soci firmatari del Patto di Sindacato possano trovare un nuovo accordo.
L'operatività con Amministratori, Sindaci e Direttore Generale avviene nel rispetto delle disposizioni dettate dall'art. 136 del D. Lgs. 385/93.
L'operatività con Parti Correlate sarà oggetto di una disciplina interna al Gruppo che recepirà le disposizioni che saranno emanate dalla Consob ai sensi dell'art. 2391-bis del codice civile, nonché le previsioni normative che saranno eventualmente introdotte nell'ambito del disegno di legge sulla tutela del risparmio.

L'attività di comunicazione

Anche nel primo semestre del 2005 è proseguita l'attività di comunicazione commerciale, che ha dato particolare rilievo al lancio di "Liberamente TVD", il già menzionato nuovo servizio per la clientela che consente operazioni di home-banking direttamente dal proprio televisore. Il Gruppo Banca CR Firenze è stato il primo in Italia ad offrire questo servizio su piattaforma digitale terrestre.
È stata realizzata la nuova campagna stampa per i promotori finanziari e per "CRF Previdenza", supportata anche da affissioni all'interno di tutte le Filiali del Gruppo.
Per quanto riguarda l'attività pubblicitaria e di sponsorizzazione della Capogruppo, si segnala la promozione, in collaborazione con BNP Paribas S.A., Centrovita Assicurazioni S.p.A. e Findomestic Banca S.p.A., del Cadre Noir de Saumur, spettacolo equestre rappresentato per la prima volta in Italia e che ha richiamato oltre 6.000 spettatori a Firenze.
In occasione del venticinquennale della rivista mensile "Toscana Qui", spedita ad un target di clientela Imprese-Corporate e Private Banking, è stato effettuato un restyling che ha reso la rivista più moderna e l'ha arricchita con una specifica area dedicata agli esempi di qualità ed eccellenza in Toscana.

Relazione sulla gestione del Gruppo

L'analisi dei risultati economici

In seguito all'acquisizione, avvenuta nel maggio 2005, di un'ulteriore quota partecipativa della Cassa di Risparmio di Pistoia e Pescia S.p.A., al fine di rendere significativo ed omogeneo il raffronto tra i dati economici è stato predisposto un conto economico consolidato al 30 giugno 2004 su base "pro-forma", redatto ipotizzando di retrodatare convenzionalmente al 1° gennaio 2004 gli effetti della suddetta acquisizione, che ha comportato un incremento degli ammortamenti delle differenze positive di consolidamento ed una diminuzione dell'utile di pertinenza di terzi di pari importo (0,7 milioni di euro), mantenendo pertanto di fatto invariato l'utile netto del primo semestre 2004. Il suddetto conto economico consolidato "pro-forma" non è stato assoggettato a revisione contabile.
Nel corso del 1° semestre 2005 l'attività del Gruppo è stata caratterizzata, in linea con gli obiettivi indicati nel budget e nel piano industriale, da efficaci azioni commerciali "client oriented", allo scopo di migliorare il servizio reso alla clientela, in un ambito di razionalizzazione e contenimento dei costi.
Sono stati raggiunti risultati significativi, sia in termini di redditività che di incremento della raccolta complessiva e degli impieghi, in un quadro di forte attenzione verso la migliore e più efficiente allocazione del capitale e verso il presidio della redditività e della creazione di valore.

L'andamento reddituale complessivo

(Importi in milioni di euro)

30 giugno 2005	30 giugno 2004 pro-forma		Variazione 30 giugno 2005 / 30 giugno 2004 pro-forma assoluta	%
360.4	334,2	Margine d'interesse	26,2	7,8%
598.7	571,3	Margine d'intermediazione	27,4	4,8%
205.7	186,2	Risultato di gestione	19,5	10,5%
[illegible]	106.8	Utile delle attività ordinarie	15,3	14.3%
[illegible]	109,7	Utile lordo	21,6	19,7%
61,6	49,8	Utile netto	11,8	23,7%

Il primo semestre 2005 si chiude con un utile netto consolidato pari a 61,6 milioni di euro, in aumento del 23,7% rispetto al risultato del primo semestre 2004.

Il margine d'interesse

(Importi in milioni di euro)

30 giugno 2005	30 giugno 2004 pro-forma		Variazione 30 giugno 2005 / 30 giugno 2004 pro-forma assoluta	%
[illegible]	*441,7*	*Interessi attivi clientela*	*30,9*	*7,0%*
[illegible]	*-42,4*	*Interessi passivi clientela*	*1,0*	*-2,4%*
[illegible]	399,3	Interessi netti clientela	31,9	8,0%
[illegible]	*26,7*	*Interessi attivi su titoli*	*0,4*	*1,5%*
[illegible]	*-78,3*	*Interessi passivi su titoli*	*3,9*	*-5,0%*
[illegible]	-51,6	Interessi netti su titoli	4,3	-8,3%
[illegible]	*12,0*	*Interessi attivi banche*	*-2,7*	*-22,5%*
[illegible]	*-25,5*	*Interessi passivi banche*	*-7,3*	*28,6%*
[illegible]	-13,5	Interessi netti banche	-10,0	74,1%
360,4	**334,2**	**Margine d'interesse**	**26,2**	**7,8%**

Il significativo incremento del margine d'interesse al 30 giugno 2005 rispetto al primo semestre 2004 (+7,8%) è essenzialmente dovuto alla crescita degli "Interessi netti clientela", determinata dalla crescita verificatasi nel "retail banking" oltreché dalla consueta positiva performance del comparto "credito al consumo".

Il margine d'intermediazione

(Importi in milioni di euro)

30 giugno 2005	30 giugno 2004 pro-forma		Variazione 30 giugno 2005 / 30 giugno 2004 pro-forma assoluta	%
360,4	**334,2**	**Margine d'interesse**	**26,2**	**7,8%**
[illegible]	201,8	Commissioni nette ed altri proventi di gestione netti	3,9	1,9%
[illegible]	*180,9*	*Commissioni attive*	*-1,5*	*-0,8%*
[illegible]	*-42,0*	*Commissioni passive*	*-1,5*	*3,6%*
[illegible]	*69,7*	*Altri proventi di gestione*	*8,8*	*12,6%*
[illegible]	*-6,8*	*Altri oneri di gestione*	*-1,9*	*27,9%*
[illegible]	20,7	Profitti da operazioni finanziarie e dividendi su azioni	-1,6	-7,7%
[illegible]	8,3	Dividendi su partecipazioni	-0,1	-1,2%
[illegible]	6,3	Utili delle società valutate con il metodo del patrimonio netto	-1,0	-15,9%
598,7	**571,3**	**Margine d'intermediazione**	**27,4**	**4,8%**

Rispetto al 30 giugno 2004, il margine d'intermediazione evidenzia un aumento di 27,4 milioni di euro (+4,8%), prevalentemente legato alla crescita del margine d'interesse, mentre l'incremento dell'aggregato dei "ricavi da servizi" (+1,2 milioni di euro) è pressoché interamente imputabile agli altri proventi di gestione.

Il risultato di gestione

(Importi in milioni di euro)

30 giugno 2005	30 giugno 2004 pro-forma		Variazione 30 giugno 2005 / 30 giugno 2004 pro-forma assoluta	%
598,7	**571,3**	**Margine d'intermediazione**	**27,4**	**4,8%**
[illegible]	*-356,3*	*Spese amministrative*	*-9,2*	*2,6%*
[illegible]	*-212,1*	*Spese per il personale*	*-3,6*	*1,7%*
[illegible]	*-144,2*	*Altre spese amministrative*	*-5,6*	*3,9%*
[illegible]	-28,8	Rettifiche di valore su immobilizzazioni materiali e immateriali (escluso l'ammortamento delle differenze positive di consolidamento e di patrimonio netto)	1,3	-4,5%
205,7	**186,2**	**Risultato di gestione**	**19,5**	**10,5%**

La crescita e lo sviluppo delle attività registrati nei primi sei mesi dell'anno 2005 hanno comportato un aumento delle spese amministrative rispetto al 1° semestre 2004, pur con la consueta attenzione riservata alla razionalizzazione ed all'efficientamento della struttura operativa: nel medesimo periodo la maggiore crescita in valore assoluto e percentuale dei ricavi ha prodotto un incremento del risultato di gestione pari a 19,5 milioni di euro (+10,5%).

L'utile netto

(Importi in milioni di euro)

30 giugno 2005	30 giugno 2004 pro-forma		Variazione 30 giugno 2005 / 30 giugno 2004 pro-forma assoluta	%
205,7	**186,2**	**Risultato di gestione**	**19,5**	**10,5%**
[illegible]	-20,6	Ammortamenti differenze positive di consolidamento e di patrimonio netto	0,1	-0,5%
[illegible]	-56,5	Accantonamenti e rettifiche netti su crediti	-4,5	8,0%
-2,1	-2,3	Rettifiche nette su immobilizzazioni finanziarie	0,2	-8,7%
122,1	**106,8**	**Utile delle attività ordinarie**	**15,3**	**14,3%**
[illegible]	2,9	Proventi straordinari netti	6,3	n.s.
131,3	**109,7**	**Utile lordo**	**21,6**	**19,7%**
[illegible]	-52,6	Imposte sul reddito	-7,6	14,4%
[illegible]	-7,3	Utile di pertinenza di terzi	-2,2	30,1%
61,6	**49,8**	**Utile netto**	**11,8**	**23,7%**

Pur in presenza di un ammontare degli accantonamenti e delle rettifiche nette superiore di 4,3 milioni di euro rispetto al 1° semestre dell'esercizio precedente, l'utile delle attività ordinarie registra un aumento del 14,3% su base "pro-forma".
Rispetto ai primi sei mesi dell'anno 2004 l'utile netto, anche per l'aumento dei proventi straordinari netti - in prevalenza dovuto al realizzo di una plusvalenza da cessione su una partecipazione minoritaria - risulta pari a 61,6 milioni di euro (+23,7%).

Il ROE ed i ratios


UTILE NETTO E ROE
20%
18%
16%
14%
12%
10%
8%
70
65
60
55
50
45
40
35
30
30/06/04
30/06/2004 PF
30/06/05
Utile netto
ROE
ROE rettificato


PATRIMONIO NETTO E ROE
20%
18%
16%
14%
12%
10%
8%
1200
1100
1000
900
800
700
600
30/06/04
30/06/04 PF
30/06/05
Patrimonio netto
ROE
ROE rettificato

Il ROE annualizzato del Gruppo, calcolato rapportando l'utile dei primi sei mesi dell'anno 2005 al patrimonio netto contabile medio ponderato del periodo 31 dicembre 2004 - 30 giugno 2005 ed escludendo l'utile in formazione, risulta pari al 14,5% al lordo dell'ammortamento delle differenze positive di consolidamento ovvero al 10,7% includendo tale ammortamento; i corrispondenti dati relativi al 30 giugno 2004, risultavano rispettivamente pari al 13,7% ed al 9,7%: l'incremento riscontrato nel primo semestre 2005 è sostanzialmente da attribuire alla crescita dell'utile netto.

Per quanto riguarda l'andamento di alcuni ratios economici del Gruppo Banca CR Firenze, rispetto al 30 giugno 2004 si rilevano le riduzioni:

- del cost/income, calcolato rapportando le spese amministrative e le rettifiche di valore su immobilizzazioni materiali ed immateriali al margine di intermediazione ed escludendo i recuperi spese, che passa dal 65,5% al 63,5%;
- dell'incidenza del costo del personale e delle altre spese amministrative sul totale attivo, rispettivamente passata dall'1,04% allo 0,99% e dallo 0,71% allo 0,69%.


COST/INCOME E MARGINE DI INTERMEDIAZIONE
68%
67%
66%
65%
64%
63%
62%
61%
600
550
500
450
400
350
300
30/06/04
30/06/04 PF
30/06/05
Margine intermediazione
Cost / income

I risultati per area operativa

I risultati per area operativa e la contribuzione di ciascun comparto all'utile ante imposte sono in sintesi i seguenti:

(Importi in milioni di euro)

Area operativa	30 giugno 2005	30 giugno 2004 pro-forma	Contribuzione percentuale 30 giugno 2005	Contribuzione percentuale 30 giugno 2004 pro-forma
Retail banking	62,8	45,8	51,52%	44,73%
Credito al consumo	50,4	40,2	41,35%	39,26%
Società prodotto	11,3	11,1	9,27%	10,84%
Società di servizi	2,4	2,8	1,97%	2,73%
Concessione e riscossione tributi	-5,0	2,5	-4,10%	2,44%
Utile ante imposte	**121,9**	**102,4**	**100,00%**	**100,00%**

Il comparto **Retail banking** registra, rispetto al corrispondente periodo dell'anno precedente, un rilevante incremento in valore assoluto (+37,1%) che in peso percentuale sull'utile ante imposte (+6,79%). Nel comparto del **Credito al consumo** il Gruppo Findomestic, leader nel mercato nazionale e consolidato con il metodo proporzionale al 50%, rafforza il trend di ulteriore miglioramento della propria redditività evidenziando, rispetto al corrispondente periodo del 2004, un incremento del 25,4% in valore assoluto.
L'utile ante imposte conseguito dalle **Società prodotto** e dalle **Società di servizi** si presenta sostanzialmente in linea rispetto al primo semestre dell'anno precedente, mentre il contributo del comparto **Concessione e riscossione tributi** evidenzia un risultato negativo per 5,0 milioni di euro in seguito alla sin qui non ancora avvenuta conferma, da parte del Ministero dell'Economia, della "clausola di salvaguardia", ossia della predeterminazione del compenso per le società di riscossione a prescindere dall'importo effettivamente riscosso, che si auspica peraltro possa avvenire entro la fine del corrente anno.

Analizzando i risultati per area operativa da un punto di vista gestionale, in un'ottica "cash basis", la contribuzione dei vari comparti, determinata escludendo dall'utile ante imposte gli ammortamenti delle differenze positive di consolidamento, conferma la consistente crescita del Retail banking e precisamente:

(Importi in milioni di euro)

Area operativa	30 giugno 2005	30 giugno 2004 pro-forma	Contribuzione percentuale 30 giugno 2005	Contribuzione percentuale 30 giugno 2004 pro-forma
Retail banking	82,3	65,3	57,79%	53,09%
Credito al consumo	51,4	41,2	36,10%	33,50%
Società prodotto	11,3	11,1	7,94%	9,02%
Società di servizi	2,4	2,9	1,69%	2,36%
Concessione e riscossione tributi	-5,0	2,5	-3,51%	2,03%
Utile ante imposte al lordo degli ammortamenti delle differenze positive di consolidamento	**142,4**	**123,0**	**100,00%**	**100,00%**

Di seguito viene riportato il conto economico del comparto Retail banking, nel quale sono comprese le seguenti società controllate:

- Banca CR Firenze S.p.A.;
- Cassa di Risparmio di Civitavecchia S.p.A.;
- Cassa di Risparmio di Mirandola S.p.A.;
- Cassa di Risparmio di Orvieto S.p.A.;
- Cassa di Risparmio di Pistoia e Pescia S.p.A.;
- Cassa di Risparmio della Spezia S.p.A.

(Importi in milioni di euro)

Conto economico Retail banking	30 giugno 2005	30 giugno 2004 pro-forma	Variazione 30 giugno 2005/ 30 giugno 2004 pro-forma assoluta	%
Margine d'interesse	**232,7**	**220,0**	**12,7**	**5,8%**
Commissioni nette ed altri proventi di gestione netti	170,2	169,2	1,0	0,6%
Profitti da operazioni finanziarie e dividendi	[illegible]	29,1	-1,8	-6,2%
Margine d'intermediazione	**430,2**	**418,3**	**11,9**	**2,8%**
Costi operativi	-307,3	-308,3	1,0	-0,3%
Risultato di gestione	**122,9**	**110,0**	**12,9**	**11,7%**
Accantonamenti e rettifiche nette	-42,3	-41,4	-0,9	2,2%
Utile delle attività ordinarie	**80,6**	**68,6**	**12,0**	**17,5%**
Proventi straordinari netti	8,8	3,1	5,7	183,9%
Utile di pertinenza di terzi	-7,1	-6,4	-0,7	10,9%
Utile ante imposte al lordo degli ammortamenti delle differenze positive di consolidamento	**82,3**	**65,3**	**17,0**	**26,0%**

L'andamento del comparto Retail banking nel corso dei primi sei mesi dell'anno 2005 è stato caratterizzato dai seguenti principali aspetti:

- crescita del margine d'interesse, dopo un lungo periodo di contrazione dei tassi di mercato;
- positivo andamento delle commissioni nette ed altri proventi di gestione netti;
- sostanziale stabilità dei costi operativi e degli accantonamenti e rettifiche nette, pur in presenza di una costante espansione delle attività delle banche del Gruppo;
- incremento dei proventi straordinari netti, sostanzialmente dovuto al realizzo di una plusvalenza da cessione su una partecipazione minoritaria.

L'analisi dei dati patrimoniali e finanziari

I positivi risultati economici conseguiti dal Gruppo nel primo semestre 2005 trovano conferma nell'andamento delle principali componenti patrimoniali e finanziarie di seguito rappresentate.

La raccolta

(Importi in milioni di euro)

30 giugno 2005	31 dicembre 2004		Variazione 30 giugno 2005 / 31 dicembre 2004 assoluta	%
[illegible]	15.771,1	Raccolta diretta	248,3	1,6%
[illegible]	19.046,2	Raccolta indiretta	561,1	2,9%
35.626,7	**34.817,3**	**Raccolta totale**	**809,4**	**2,3%**

Rispetto al 31 dicembre 2004 la raccolta totale è cresciuta di 809,4 milioni di euro (+2,3%), principalmente per effetto dell'incremento della raccolta indiretta (+2,9%).

La raccolta diretta

(Importi in milioni di euro)

30 giugno 2005	31 dicembre 2004		Variazione 30 giugno 2005 / 31 dicembre 2004 assoluta	%
[illegible]	14.687,1	Depositi, CD e obbligazioni	554,3	3,8%
[illegible]	*8.827,4*	*Raccolta a vista (conti correnti passivi, depositi a risparmio e fondi di terzi in amministrazione)*	*286,2*	*3,2%*
[illegible]	*296,5*	*Certificati di deposito*	*-20,9*	*-7,0%*
[illegible]	*5.563,2*	*Obbligazioni (comprese subordinate)*	*289,0*	*5,2%*
[illegible]	1.002,4	Pronti contro Termine	-332,1	-33,1%
[illegible]	81,6	Altri titoli ed assegni circolari	26,1	32,0%
16.019,4	**15.771,1**	**Raccolta diretta**	**248,3**	**1,6%**

Nel primo semestre 2005 l'aggregato in esame evidenzia una crescita delle obbligazioni (+5,2%), principalmente determinata dalle emissioni effettuate dalla Capogruppo nel suddetto periodo, mentre rimane pressoché invariata la consistenza delle forme tecniche a vista e prosegue la tendenza alla riduzione dei certificati di deposito. Rispetto al 30 giugno 2004 la raccolta diretta è aumentata di 5,7 punti percentuali.

La raccolta indiretta

(Importi in milioni di euro)

30 giugno 2005	31 dicembre 2004		Variazione 30 giugno 2005 / 31 dicembre 2004 assoluta	%
[illegible]	9.018,7	Raccolta amministrata	255,2	2,8%
10.333,4	10.027,5	Risparmio gestito	305,9	3,1%
2.907,9	*2.624,7*	*Gestioni patrimoniali (GPM - GPS - GPF)*	*283,2*	*10,8%*
[illegible]	*4.770,4*	*Fondi*	*-39,1*	*-0,8%*
[illegible]	*2.632,4*	*Assicurazioni (riserve tecniche)*	*61,8*	*2,3%*
19.607,3	**19.046,2**	**Raccolta indiretta**	**561,1**	**2,9%**

La crescita della raccolta indiretta nei primi sei mesi dell'anno 2005 è dovuta al contemporaneo incremento della raccolta amministrata (+2.8%) e del risparmio gestito (+3,1%), prevalentemente imputabile all'aumento delle gestioni patrimoniali (+10,8%). Rispetto al 30 giugno 2004 la raccolta indiretta è aumentata del 5,1%.

Gli impieghi a clientela

(Importi in milioni di euro)

30 giugno 2005	31 dicembre 2004		Variazione 30 giugno 2005 / 31 dicembre 2004 assoluta	%
[illegible]	9.573,8	Conti correnti e finanziamenti	322,9	3,4%
126,8	136,8	Portafoglio sconto	-10.0	-7.3%
[illegible]	5.353.6	Mutui ipotecari e ad Enti pubblici	339,4	6.3%
[illegible]	503,4	Altri impieghi	-1.1	-0,2%
16.218.8	**15.567,6**	**Impieghi a clientela**	**651,2**	**4,2%**

Gli impieghi a clientela aumentano, nel primo semestre 2005, di 651,2 milioni di euro (+4,2%), per effetto del positivo andamento del comparto mutui (+6,3%), nonché dei conti correnti e finanziamenti, che presentano un progresso di 322,9 milioni di euro (+3,4%), in gran parte attribuibile alla crescita del comparto "credito al consumo". La crescita degli impieghi risulta di ancora maggior entità se confrontata rispetto al dato riferito 30 giugno 2004 (+11,5%).

Le partite a rischio

(Importi in milioni di euro)

30 giugno 2005	31 dicembre 2004		Variazione 30 giugno 2005 / 31 dicembre 2004 assoluta	%
[illegible]	*365,6*	*Sofferenze lorde*	*12,3*	*3,4%*
[illegible]	*-194,7*	*Dubbi esiti*	*-10,0*	*5,1%*
[illegible]	170,9	Sofferenze nette	2,3	1,3%
[illegible]	**53,3%**	**Grado di copertura sofferenze**		**0,9%**
[illegible]	*283,9*	*Altre partite a rischio lorde*	*-20,3*	*-7,2%*
[illegible]	*-57,4*	*Dubbi esiti*	*0,4*	*-0,7%*
[illegible]	226,5	Altre partite a rischio nette	-19,9	-8,8%
[illegible]	**20,2%**	**Grado di copertura altre partite a rischio**		**1,4%**
[illegible]	649,5	Partite a rischio lorde	-8,0	-1,2%
[illegible]	-252,1	Dubbi esiti complessivi	-9,6	3,8%
[illegible]	**397,4**	**Partite a rischio nette**	**-17,6**	**-4,4%**
40,8%	**38,8%**	**Grado di copertura delle partite a rischio**		**2,0%**

Asincrona, rispetto al 31 dicembre 2004, l'evoluzione dell'ammontare complessivo delle partite a rischio nette e del grado di copertura delle stesse: in diminuzione il primo ed in aumento il secondo. Tenendo conto anche dei Fondi rischi su crediti prudenzialmente iscritti nella voce 90 del passivo dello stato patrimoniale, che al 30 giugno 2005 ammontano a 35,5 milioni di euro, il grado di copertura delle sofferenze e delle partite a rischio a tale data salirebbero rispettivamente al 63,6% ed al 46,4%, ad ulteriore conferma delle attente politiche di gestione, controllo e valutazione del merito di credito adottate da tutte le società del Gruppo. Rispetto alla data di chiusura dell'esercizio precedente l'incidenza delle partite a rischio nette sugli impieghi netti evidenzia una diminuzione, passando dal 2,55% al 2,37%, con conseguente miglioramento della qualità dell'attivo.

I titoli

(Importi in milioni di euro)

30 giugno 2005	31 dicembre 2004		Variazione 30 giugno 2005 / 31 dicembre 2004 assoluta	%
[illegible]	415,3	Titoli del Tesoro rifinanziabili	-254,6	-61,3%
[illegible]	1.905,0	Obbligazioni ed altri titoli	326,9	17,2%
[illegible]	64,7	Azioni ed altri titoli di capitale	17,4	26,9%
2.474,7	**2.385,0**	**Totale Titoli**	**89,7**	**3,8%**
[illegible]	*61,8*	*di cui Immobilizzati*	*-0,3*	*-0,5%*

Nel primo semestre 2005 il portafoglio titoli è cresciuto del 3,8%, prevalentemente per effetto di investimenti in obbligazioni che hanno più che compensato la riduzione dei titoli del Tesoro rifinanziabili registrata nel medesimo periodo.

Il patrimonio netto

(Importi in milioni di euro)

30 giugno 2005	31 dicembre 2004		Variazione 30 giugno 2005 / 31 dicembre 2004 assoluta	%
648,1	647,6	Capitale sociale	0,5	0,1%
56,8	56.3	Sovraprezzo di emissione	0,5	0,9%
317,9	277,1	Riserve (al netto azioni proprie)	40,8	14,7%
1,4	1,4	Riserva di rivalutazione	0,0	0,0%
66,2	66.2	Fondo per rischi bancari generali	0,0	0,0%
0,5	0,6	Differenze negative di consolidamento e di patrimonio netto	-0.1	-16,7%
61,6	102,3	Utile netto dell'esercizio o periodo	-40,7	-39,8%
1.152,5	**1.151,5**	**Patrimonio netto**	**1,0**	**0,1%**

Rispetto al 31 dicembre 2004 il patrimonio netto si è mantenuto sostanzialmente invariato (+0,1%), per effetto dell'accantonamento a riserve di parte dell'utile dell'esercizio 2004 (40,8 milioni di euro), di importo pressoché equivalente alla differenza tra l'utile del primo semestre 2005 e l'utile dell'intero anno 2004. Gli aumenti del capitale sociale e dei sovrapprezzi di emissione sono legati alla prosecuzione dell'esercizio del piano di incentivazione azionaria (stock option) deliberato dal Consiglio di Amministrazione della Capogruppo in data 16 ottobre 2000 su apposito mandato conferito dall'Assemblea dei Soci.

Il patrimonio ed i requisiti di vigilanza

(Importi in milioni di euro)

30 giugno 2005	31 dicembre 2004		Variazione 30 giugno 2005 / 31 dicembre 2004 assoluta	%
[illegible]	993,6	Patrimonio di base (tier 1)	0,2	0,0%
[illegible]	901,4	Patrimonio supplementare (tier 2)	-8,4	-0,9%
[illegible]	-89,7	Elementi da dedurre	-0,3	0,3%
1.796,8	**1.805,3**	**Patrimonio di vigilanza**	**-8,5**	**-0,5%**
[illegible]	1.400,3	Rischi di credito	43,4	3,1%
[illegible]	72,0	Rischi di mercato	-1,0	-1,4%
[illegible]	15,6	Altri requisiti prudenziali	-1,0	-6,4%
1.529,3	**1.487,9**	**Totale requisiti prudenziali**	**41,4**	**2,8%**
[illegible]	18.597,5	Attività di rischio ponderate	519,3	2,8%
[illegible]	5,34%	Patrimonio di base / Attività di rischio ponderate		-0,14%
[illegible]	9,87%	Patrimonio di vigilanza / Attività di rischio ponderate		-0,31%

Rispetto al 31 dicembre 2004 il Patrimonio di base rimane sostanzialmente invariato, mentre la diminuzione del Patrimonio supplementare (-8,4 milioni di euro) deriva principalmente dal computo degli ammortamenti sulle obbligazioni subordinate emesse da parte della Capogruppo; si rileva infine che al 30 giugno 2005, pur in presenza di un aumento (+2,8%) dei requisiti prudenziali, i relativi coefficienti si mantengono stabili e in particolare il coefficiente di solvibilità, pari al 9,56%, risulta superiore di circa 2 punti percentuali al limite dell'8% stabilito per i gruppi bancari.

Relazione sulla gestione del Gruppo

La struttura territoriale

La tabella che segue mostra la ripartizione territoriale delle filiali delle Banche del Gruppo al 30 giugno 2005.

Provincia	Banca CR Firenze S.p.A.*	CR Pistoia e Pescia S.p.A.*	CR Civitavecchia S.p.A.*	CR Orvieto S.p.A.	CR Mirandola S.p.A.	CR della Spezia S.p.A.	Gruppo
Firenze	133	4					137
Arezzo	35						35
Siena	19						19
Grosseto	16						[illegible]
Lucca	13	8				1	22
Prato	11	4					15
Pistoia	2	50				1	53
Massa Carrara	10					8	18
Pisa	13						13
Livorno	9						9
La Spezia						51	51
Perugia	16			3			[illegible]
Terni				23			23
Roma	9		25	2			36
Viterbo			4	10			14
Bologna	1	7					8
Modena					18		18
Parma						2	2
Reggio Emilia						1	1
Mantova					8		8
Verona					1		1
Totali	**287**	**73**	**29**	**38**	**27**	**64**	**518**

** compreso uno sportello per attività di prestiti su pegno.*

TOSCANA	[illegible]
LIGURIA	51
UMBRIA	42
LAZIO	50
EMILIA ROMAGNA	29
LOMBARDIA	8
VENETO	1
TOTALE	**518**

In questo contesto sono inoltre operativi 14 Centri Imprese e 9 Centri Private di Banca CR Firenze, nelle Province di Firenze, Arezzo, Bologna, Grosseto, Livorno, Lucca, Massa Carrara, Perugia, Pisa, Prato, Roma e Siena.
Come già ricordato, al 30 giugno 2005 il Gruppo annovera anche 34 Spazi Finanziari nelle Province di Roma, Bologna, Ancona, Forlì, Rimini, Ferrara, Pesaro, Modena, Pescara, Ravenna, Parma, Teramo, Ascoli Piceno, Macerata, Chieti, Terni, Milano, Viterbo, La Spezia e Prato.

Le risorse umane

I dipendenti del Gruppo (società controllate e consolidate)

La seguente tabella riporta le evoluzioni delle risorse avvenute nel primo semestre 2005 per le società controllate:

DIPENDENTI DELLE SOCIETÀ CONTROLLATE	30 giugno 2005	31 dicembre 2004	Variazione
Società consolidate integralmente			
Banca CR Firenze S.p.A.	[illegible]	3.311	76*
CR Pistoia e Pescia S.p.A.	[illegible]	702	-5
CR Civitavecchia S.p.A.	[illegible]	205	10
CR Mirandola S.p.A.	[illegible]	189	-1
CR Orvieto S.p.A.	[illegible]	168	3
CR della Spezia S.p.A.	[illegible]	533	-11
Centri Riscossione Tributi - Cerit S.p.A.	[illegible]	178	-2
CR Firenze Gestion Internationale S.A.	[illegible]	2	-1
Infogroup S.p.A.	[illegible]	349	17
Data Centro S.p.A. (fino al 30.04.2005)	-	45	-45
S.r.t. S.p.A.	[illegible]	49	1
Totale	5.773	5.731	42
Società consolidate proporzionalmente (quota di pertinenza del Gruppo)			
Gruppo Findomestic	[illegible]	928	33
Totale	961	928	33
Altre società controllate consolidate con il metodo del patrimonio netto			
Centrovita Assicurazioni S.p.A.	[illegible]	32	1
Citylife S.p.A.	[illegible]	4	-
Immobiliare Nuova Sede S.r.l.	[illegible]	1	-
Totale	38	37	1
TOTALE DIPENDENTI SOCIETÀ CONTROLLATE	6.773	6.696	77

* *di cui 45 da incorporazione Data Centro S.p.A.*

La gestione e la formazione del personale

Selezione e sviluppo

Nel primo semestre 2005 il processo di selezione esterna è stato gradualmente esteso alle Banche del Gruppo. La ricezione e l'inserimento dei *curricula* sul sistema informatico restano in carico ai referenti del personale delle singole Aziende, mentre lo screening delle domande pervenute e la gestione di tutte le fasi successive del processo di selezione sono accentrate presso la Capogruppo.
Nel periodo sono pervenuti presso la Capogruppo 3.069 *curricula*, di cui circa 500 raccolti in occasione della partecipazione di Banca CR Firenze S.p.A. al Job Fair 2005, manifestazione annuale organizzata nel mese di aprile da Associazione degli Industriali, Camera di Commercio, Università degli studi e Provincia di Firenze per promuovere l'incontro tra offerta e domanda di lavoro.
Anche per quanto riguarda la valutazione delle prestazioni del personale il processo si sta estendendo a tutte le Banche del Gruppo; per il 2005 è stato effettuato con modalità omogenee grazie all'utilizzo della piattaforma People Web disponibile in Intranet, per CR Pistoia e Pescia S.p.A., CR Civitavecchia S.p.A. e CR Orvieto S.p.A.

Formazione

Prosegue il Master per i Gestori Imprese presso la Scuola di Scienze Aziendali Bocconi, iniziato per 67 risorse dei Centri Imprese e delle Strutture Centrali nell'ultimo trimestre del 2004; per il Canale Private sono stati organizzati moduli formativi di preparazione all'esame per l'iscrizione all'albo dei promotori finanziari e per sviluppare le competenze relazionali e comportamentali dei Gestori Private.
È proseguita l'attività formativa relativa alla trasparenza bancaria, alla normativa ed all'adeguatezza degli investimenti finanziari della clientela ed alla fiscalità delle rendite finanziarie; a supporto delle iniziative connesse al progetto ABI "Patti Chiari" sono state organizzate ulteriori sessioni di apprendimento a distanza ed in presenza, rivolte alle risorse in ingresso in Azienda ed a quelle della Rete distributiva interessate da cambi di ruolo organizzativo. Nell'area del credito e presidio del rischio, è stato reso disponibile un modulo formativo, destinato ai gestori business, sull'applicativo "Scor Navigator".
Complessivamente a livello di Gruppo, nel semestre sono state erogate 15.862 giornate uomo di formazione in orario di lavoro, coinvolgendo oltre l'85% delle risorse, con una media 4,2 giorni medi di fruizione.

Comunicazione interna

È stato ultimato il progetto di sviluppo della Intranet di Gruppo con la realizzazione di nuove funzionalità: galleria delle immagini, mini siti e sottomenù, monitoraggio delle sezioni visitate, sondaggi on-line, home page Centrovita. È stato realizzato il Piano Integrato di Comunicazione Interna a livello di Gruppo, che definisce le principali azioni di comunicazione relative alle attività ed ai progetti di Gruppo ed è stato completato il piano di revisione degli eventi aziendali definendo tre tipologie: la convention degli Amministratori e la convention dei Dirigenti, che vengono realizzate a livello di Gruppo, e le convention commerciali, realizzate a livello di singola Banca, riservate al personale e al management della Rete distributiva.
Sono stati realizzati i piani di comunicazione relativi ai seguenti progetti: la diffusione del Codice Etico e della legge sulla responsabilità sociale, la creazione della community private, il modello di governo dell'ICT ed il change management della Direzione Amministrativa. Si è conclusa la rilevazione annuale della motivazione e del clima 2004, con la consegna dei risultati ai Responsabili delle unità organizzative di Banca CR Firenze S.p.A., CR Pistoia e Pescia S.p.A. e CR Mirandola S.p.A..

Altre informazioni

Il rating

Nel corso del primo semestre i rating assegnati alla Capogruppo da Fitch e Moody's non hanno subìto variazioni e sono i seguenti:

Agenzie di rating	Debito a breve termine	Debito a lungo termine
Fitch	F1	A-
Moody's	P1	A2

L'andamento del titolo

Alla fine del primo semestre la quotazione del titolo Banca CR Firenze S.p.A. - € 2,149 - è risultata in crescita del 19,9% rispetto al valore di chiusura del 2004 in un contesto di settore altrettanto positivo (MIB bancario +12,7%). Più contenuta la crescita degli altri indici principali: S&P MIB +4,7% MIDEX 6,6%. La quotazione minima nel semestre è stata di € 1,769 mentre quella massima di € 2,208. Nel periodo sono state scambiate mediamente più di un milione e cinquecentomila azioni al giorno.


125
120
115
110
105
100
95
BANCA CR FIRENZE
MIB Banche
MIDEX
S&P MIB
GEN
FEB
MAR
APR
MAG
GIU

Azionariato ed attività societaria della Capogruppo

Nel corso del semestre sono state emesse 816.029 nuove azioni, in seguito all'esercizio da parte di alcuni dei beneficiari del piano di stock-option della facoltà di sottoscrivere azioni di nuova emissione. Il capitale sociale è passato così da € 647.633.406,63 al 31 dicembre 2004 ad € 648.098.543,16 al 30 giugno 2005.
Le interessenze dei principali soci sono di seguito rappresentate:

Socio	N° azioni	Quota
Ente CR Firenze	454.026.608	39,931%
Sanpaolo IMI S.p.A.	212.176.468	18,661%
BNP Paribas S.A.	74.468.217	6,549%
Fidelity International Limited	47.424.905	4,171%
Fondazione CR La Spezia	44.666.603	3,928%
Fondazione CR Pistoia e Pescia	42.050.703	3,698%
Altri (Mercato)	262.201,484	23,061%
Totale	1.137.014.988	100,00%

Il numero di azioni del socio Fidelity International Limited, società di gestione di fondi d'investimento, è quello riportato nell'ultima delle comunicazioni che il Gruppo Fidelity Investments ha effettuato ai sensi dell'art. 120 del D. Lgs. 58/98, datata 25 luglio 2005.
Le precedenti comunicazioni del Gruppo Fidelity Investments ai sensi della normativa citata erano state effettuate aggregando, oltre alle azioni della Fidelity International Limited, anche quelle della FMR Corp società di gestione di fondi d'investimento detentrice di un'ulteriore quota dello 0,46%, nonché quelle azioni di clienti istituzionali dei servizi di gestione di portafoglio del Gruppo Fidelity per le quali il diritto di voto rimane in capo al cliente stesso. L'ultima comunicazione è invece basata su una differente impostazione per la quale le quote di Fidelity International Limited e FMR Corp sono considerate distintamente, e senza tenere conto di quelle azioni per le quali il diritto di voto rimane al cliente.
La percentuale riportata nella tabella risulta per questa ragione inferiore a quella indicata nelle precedenti informative periodiche, che si basavano sulle comunicazioni del Gruppo Fidelity Investments effettuate con la precedente impostazione e dalle quali emergevano percentuali di possesso superiori al 5%.

I tre principali soci sono stati accomunati, fino al 30 aprile 2005, da un Patto di Sindacato, originariamente stipulato il 15 novembre 1999 e quindi oggetto di successive proroghe. Alla data del 30 aprile ha cessato di avere efficacia l'ultima delle proroghe, senza che ne sia intervenuta un'ulteriore.
In relazione alla cessazione dell'efficacia del Patto il socio San Paolo IMI S.p.A. ha ritenuto di poter vantare nei confronti dell'Ente Cassa di Risparmio di Firenze un diritto d'opzione d'acquisto di una quota azionaria pari al 10,78% del capitale di Banca CR Firenze S.p.A., pretesa che l'Ente Cassa di Risparmio di Firenze ritiene invece non fondata.
Dopo la scadenza del Patto sono comunque proseguiti con spirito costruttivo i contatti tra l'Ente Cassa di Risparmio di Firenze ed il San Paolo IMI S.p.A., i quali hanno, in particolare, convenuto in data 27 giugno di posticipare al 30 settembre 2005 il termine, originariamente scadente il 29 giugno 2005, per l'eventuale comunicazione da parte di San Paolo IMI S.p.A. dell'esercizio dell'opzione. Ciò al fine di verificare la possibilità di raggiungere una soluzione per la definizione di un nuovo accordo parasociale, che possa auspicabilmente essere condiviso anche da BNP Paribas S.A., ferme ed impregiudicate restando le rispettive posizioni quanto alla sussistenza e validità dell'opzione.

L'assemblea ordinaria degli azionisti della Capogruppo, riunitasi il 28 aprile, ha deliberato l'approvazione del bilancio dell'esercizio 2004 e la distribuzione di un dividendo di € 0,0[illegible] per ogni azione in circolazione alla data di stacco-cedola: 23 maggio 2005.
L'assemblea ha deliberato inoltre il rinnovo dell'autorizzazione ad operare in azioni proprie ai sensi degli artt. 2357 e 2357-ter c.c. La società può detenere azioni proprie fino ad un massimo di 13.000.000 di azioni.
Nel corso del semestre è stata perfezionata l'operazione d'incorporazione della società strumentale Data Centro S.p.A. La data di efficacia giuridica è stata fissata, nell'atto di fusione stipulato il 15 marzo, al 1° maggio 2005, mentre ai fini contabili e fiscali l'operazione ha efficacia dal 1° gennaio 2005.

Relazione sulla gestione del Gruppo

Fatti di rilievo verificatisi dopo la chiusura del semestre

Nel mese di agosto Banca CR Firenze S.p.A. ha sottoscritto un accordo preliminare, condizionato all'ottenimento delle autorizzazioni da parte delle Autorità nazionali e al soddisfacente completamento della due diligence, per l'acquisizione di una quota di controllo pari al 56,23% del capitale della Daewoo Bank S.A., banca commerciale con sede a Bucarest (Romania), la cui rete è composta da nove filiali.

L'operazione prevede la stipula del contratto relativo alla compravendita delle azioni entro il 5 ottobre 2005 e il trasferimento delle stesse entro il 20 novembre 2005. Il prezzo, da corrispondere in contanti, è stato stabilito in 31,4 milioni di euro su un patrimonio netto che, valorizzato allo stesso cambio della transazione, risulta pari a 16,0 milioni di euro. L'acquisizione della partecipazione punta a realizzare il rapido insediamento in un mercato bancario in corso di riorganizzazione ed efficientamento in un'area che offre significative opportunità di sviluppo e consentirà di fornire un adeguato supporto alle aziende clienti che operano in Romania.
L'accordo prevede anche la concessione di un'opzione call a favore di Banca CR Firenze S.p.A. e un'opzione put a favore di una parte dei soci attuali, aventi ad oggetto un'ulteriore quota del 26,77% del capitale sociale di Daewoo Bank, esercitabili dal 1° gennaio 2009 al 30 giugno 2009, ad un prezzo per azione stabilito da una primaria banca d'affari congiuntamente nominata e che, comunque, non potrà essere inferiore a 2,975 volte il patrimonio netto contabile risultante dall'ultimo bilancio approvato di Daewoo Bank.

L'evoluzione prevedibile dell'attività nel secondo semestre 2005

Il risultato del primo semestre ha confermato quanto dicevamo in occasione dell'approvazione dei conti del primo trimestre, circa le previsioni dell'andamento aziendale per l'esercizio in corso.
Anche ora, pertanto, confermiamo le previsioni circa il perseguimento degli obiettivi di budget in linea con lo sviluppo registrato nello scorso esercizio.
Sostegno a queste previsioni viene non tanto dalle occasioni di mercato che continua a soffrire di una congiuntura negativa fonte di accentuata volatilità e di potenziale aumento del rischio di sistema, quanto piuttosto dalla capacità del nostro Gruppo di essersi dato un razionale assetto commerciale, un efficiente controllo del rischio, una diffusione territoriale interregionale ed una forte politica di contenimento dei costi che, negli ultimi anni, pur in presenza di un rilevante sviluppo dell'Azienda, ha consentito di modificare in meglio il rapporto cost/income, ottimizzando il rapporto fra i costi di produzione e i risultati commerciali.

Prospetti contabili individuali e consolidati

Stato patrimoniale consolidato

VOCI DELL'ATTIVO	30 giugno 2005	31 dicembre 2004	30 giugno 2004
10 Cassa e disponibilità presso banche centrali e uffici postali	149.692	**137.603**	**123.593**
20 Titoli del Tesoro e valori assimilati ammissibili al rifinanziamento presso banche centrali	360.748	**415.344**	**232.306**
30 Crediti verso banche	1.059.286	**1.203.903**	**1.263.472**
(a) a vista	330.138	106.340	272.943
(b) altri crediti	729.148	1.097.563	990.529
40 Crediti verso clientela	16.218.771	**15.567.543**	**14.543.419**
di cui:			
- *crediti con fondi di terzi in amministrazione*	*1.096*	*1.591*	*387*
50 Obbligazioni e altri titoli di debito	2.231.845	**1.905.042**	**2.234.420**
(a) di emittenti pubblici	1.056.717	763.952	1.101.822
(b) di banche	967.084	888.475	865.976
di cui:			
- *titoli propri*	*20.877*	*18.229*	*40.414*
(c) di enti finanziari	64.022	79.555	74.877
(d) di altri emittenti	144.022	173.060	191.745
60 Azioni, quote e altri titoli di capitale	32.075	**64.675**	**52.399**
70 Partecipazioni	359.272	**365.497**	**362.782**
(a) valutate al patrimonio netto	82.096	82.008	74.316
(b) altre	277.176	283.489	288.466
80 Partecipazioni in imprese del gruppo	45.509	**44.919**	**40.014**
(a) valutate al patrimonio netto	44.429	43.988	38.568
(b) altre	1.080	931	1.446
90 Differenze positive di consolidamento	253.535	**258.797**	**280.825**
100 Differenze positive di patrimonio netto	0	**0**	**211**
110 Immobilizzazioni immateriali	42.183	**45.905**	**49.192**
di cui:			
- *avviamento*	*8.972*	*9.449*	*9.972*
120 Immobilizzazioni materiali	302.254	**311.861**	**313.720**
140 Azioni o quote proprie (v.n. € 1.425,57)	5	**0**	**29**
150 Altre attività	768.169	**918.672**	**773.875**
160 Ratei e risconti attivi	180.753	**167.825**	**167.038**
(a) ratei attivi	121.345	117.956	113.992
(b) risconti attivi	59.408	49.869	53.046
di cui:			
- *disaggio di emissione titoli*	*269*	*347*	*1.820*
TOTALE DELL'ATTIVO	**21.830.029**	**21.407.586**	**20.437.295**

VOCI DEL PASSIVO	30 giugno 2005	31 dicembre 2004	30 giugno 2004
10 Debiti verso banche	[illegible]	**2.693.543**	**2.366.267**
(a) a vista	[illegible]	574.639	320.403
(b) a termine o con preavviso	[illegible]	2.118.904	2.045.864
20 Debiti verso clientela	[illegible]	**9.828.965**	**9.143.063**
(a) a vista	[illegible]	8.814.752	8.313.356
(b) a termine o con preavviso	[illegible]	1.014.213	829.707
30 Debiti rappresentati da titoli	[illegible]	**4.959.768**	**5.012.134**
(a) obbligazioni	[illegible]	4.582.468	4.562.563
(b) certificati di deposito	[illegible]	296.492	349.824
(c) altri titoli	[illegible]	80.808	99.747
40 Fondi di terzi in amministrazione	[illegible]	**1.664**	**1.975**
50 Altre passività	[illegible]	**865.014**	**964.591**
60 Ratei e risconti passivi	[illegible]	**146.381**	**146.881**
(a) ratei passivi	[illegible]	107.615	111.123
(b) risconti passivi	[illegible]	38.766	35.758
70 Trattamento di fine rapporto di lavoro subordinato	[illegible]	**172.742**	**171.973**
80 Fondi per rischi ed oneri	[illegible]	**374.092**	**312.361**
(a) fondi di quiescenza e per obblighi simili	[illegible]	170.445	164.488
(b) fondi imposte e tasse	[illegible]	125.990	70.193
(d) altri fondi	[illegible]	77.657	77.680
90 Fondi rischi su crediti	[illegible]	**24.715**	**27.446**
100 Fondo per rischi bancari generali	[illegible]	**66.153**	**65.615**
110 Passività subordinate	[illegible]	**980.608**	**997.190**
120 Differenze negative di consolidamento	[illegible]	**386**	**386**
130 Differenze negative di patrimonio netto	[illegible]	**169**	**285**
140 Patrimonio di pertinenza di terzi	[illegible]	**208.662**	**198.614**
150 Capitale	[illegible]	**647.633**	**645.933**
160 Sovrapprezzi di emissione	[illegible]	**56.319**	**55.286**
170 Riserve	[illegible]	**277.053**	**276.092**
(a) riserva legale	[illegible]	128.038	128.039
(b) riserva per azioni o quote proprie	[illegible]	0	29
(c) riserve statutarie	[illegible]	27.824	28.499
(d) altre riserve	[illegible]	121.191	119.525
180 Riserve di rivalutazione	[illegible]	**1.412**	**1.412**
200 Utile d'esercizio	[illegible]	**102.307**	**49.791**
TOTALE DEL PASSIVO	**21.830.029**	**21.407.586**	**20.437.295**

GARANZIE E IMPEGNI CONSOLIDATI	30 giugno 2005	31 dicembre 2004	30 giugno 2004
10 Garanzie rilasciate	[illegible]	**726.284**	**695.196**
di cui:			
- *accettazioni*	[illegible]	*13.600*	*19.923*
- *altre garanzie*	[illegible]	*712.684*	*675.273*
20 Impegni	[illegible]	**878.470**	**934.841**

Prospetti contabili individuali e consolidati

Conto economico consolidato

VOCI DEL CONTO ECONOMICO		30 giugno 2005	31 dicembre 2004	30 giugno 2004
10	**Interessi attivi e proventi assimilati**	[illegible]	**975.589**	**485.663**
	di cui:			
	- su crediti verso clientela	[illegible]	*891.357*	*441.165*
	- su titoli di debito	[illegible]	*54.185*	*26.653*
20	**Interessi passivi e oneri assimilati**	[illegible]	**-303.750**	**-151.543**
	di cui:			
	- su debiti verso clientela	[illegible]	*-84.535*	*-42.395*
	- su debiti rappresentati da titoli	[illegible]	*-143.325*	*-71.136*
30	**Dividendi e altri proventi**	[illegible]	**8.582**	**8.334**
	(a) su azioni, quote e altri titoli di capitale	560	528	373
	(b) su partecipazioni	[illegible]	8.054	7.961
	(c) su partecipazioni in società del gruppo	0	0	0
40	**Commissioni attive**	[illegible]	**369.233**	**180.936**
50	**Commissioni passive**	[illegible]	**-83.614**	**-42.070**
60	**Profitti (Perdite) da operazioni finanziarie**	[illegible]	**35.458**	**20.735**
70	**Altri proventi di gestione**	73.549	**142.726**	**69.742**
80	**Spese amministrative**	[illegible]	**-684.269**	**-347.869**
	(a) spese per il personale	[illegible]	-414.034	-210.322
	di cui:			
	- salari e stipendi	[illegible]	*-296.107*	*-152.051*
	- oneri sociali	[illegible]	*-77.632*	*-38.338*
	- trattamento di fine rapporto	[illegible]	*-23.755*	*-12.262*
	- trattamento di quiescenza e simili	-5.590	*-8.280*	*-3.520*
	(b) altre spese amministrative	[illegible]	-270.234	-137.547
90	**Rettifiche di valore su immobilizzazioni materiali ed immateriali**	[illegible]	**-98.268**	**-48.670**
100	**Accantonamenti per rischi ed oneri**	[illegible]	**-17.987**	**-10.248**
110	**Altri oneri di gestione**	[illegible]	**-32.052**	**-13.483**
120	**Rettifiche di valore su crediti e accantonamenti per garanzie e impegni**	[illegible]	**-112.100**	**-58.495**
130	**Riprese di valore su crediti e su accantonamenti per garanzie e impegni**	[illegible]	**41.021**	**25.143**
140	**Accantonamenti ai fondi rischi su crediti**	[illegible]	**-24.289**	**-14.604**
150	**Rettifiche di valore su immobilizzazioni finanziarie**	[illegible]	**-2.348**	**-2.371**
160	**Riprese di valore su immobilizzazioni finanziarie**	[illegible]	**158**	**44**
170	**Utili (Perdite) delle partecipazioni valutate al patrimonio netto**	[illegible]	**13.703**	**6.300**
180	**Utile delle attività ordinarie**	[illegible]	**227.793**	**107.544**
190	**Proventi straordinari**	[illegible]	**22.109**	**12.867**
200	**Oneri straordinari**	[illegible]	**-22.007**	**-9.997**
210	**Utile (Perdita) straordinario**	[illegible]	**102**	**2.870**
230	**Variazione del fondo per rischi bancari generali**	[illegible]	**-620**	**0**
240	**Imposte sul reddito dell'esercizio**	[illegible]	**-107.848**	**-52.624**
250	**Utile d'esercizio di pertinenza di terzi**	[illegible]	**-17.120**	**-7.999**
260	**Utile d'esercizio**	[illegible]	**102.307**	**49.791**

Prospetti contabili individuali e consolidati

Stato patrimoniale della Capogruppo

VOCI DELL'ATTIVO		30 giugno 2005	31 dicembre 2004	30 giugno 2004
10	**Cassa e disponibilità presso banche centrali e uffici postali**	[illegible]	**64.868**	**61.373**
20	**Titoli del Tesoro e valori assimilati ammissibili al rifinanziamento presso banche centrali**	[illegible]	**322.100**	**90.785**
30	**Crediti verso banche**	[illegible]	**1.443.111**	**1.371.889**
	(a) a vista	[illegible]	119.814	203.530
	(b) altri crediti	[illegible]	1.323.297	1.168.369
40	**Crediti verso clientela**	[illegible]	**8.358.748**	**7.766.931**
	di cui:			
	- *crediti con fondi di terzi in amministrazione*	[illegible]	*1.575*	*366*
50	**Obbligazioni e altri titoli di debito**	[illegible]	**1.016.324**	**1.330.343**
	(a) di emittenti pubblici	[illegible]	395.457	728.158
	(b) di banche	[illegible]	452.157	424.198
	di cui:			
	- *titoli propri*	[illegible]	*12.973*	*37.314*
	(c) di enti finanziari	[illegible]	79.251	74.573
	(d) di altri emittenti	[illegible]	89.459	103.414
60	**Azioni, quote e altri titoli di capitale**	[illegible]	**55.438**	**41.986**
70	**Partecipazioni**	[illegible]	**312.543**	**313.302**
80	**Partecipazioni in imprese del gruppo**	[illegible]	**937.794**	**926.798**
90	**Immobilizzazioni immateriali**	[illegible]	**29.089**	**32.830**
	di cui:			
	- *avviamento*	[illegible]	*9.385*	*9.972*
100	**Immobilizzazioni materiali**	[illegible]	**185.759**	**190.577**
120	**Azioni o quote proprie (V.N. 1.425,57)**	[illegible]	**0**	**29**
130	**Altre attività**	[illegible]	**328.584**	**306.654**
140	**Ratei e risconti attivi**	[illegible]	**77.545**	**76.350**
	(a) ratei attivi	[illegible]	74.728	71.582
	(b) risconti attivi	[illegible]	2.817	4.768
	di cui:			
	- *disaggio di emissione titoli*	[illegible]	*1.660*	*1.409*
TOTALE DELL'ATTIVO		13.494.413	13.131.903	12.509.857

VOCI DEL PASSIVO		30 giugno 2005	31 dicembre 2004	30 giugno 2004
10	**Debiti verso banche**	1.264.788	**1.307.454**	**1.028.916**
	(a) a vista	352.376	534.773	309.222
	(b) a termine o con preavviso	912.412	772.681	719.694
20	**Debiti verso clientela**	6.461.985	**6.477.455**	**6.044.282**
	(a) a vista	5.906.458	5.915.668	5.562.170
	(b) a termine o con preavviso	555.527	561.787	482.112
30	**Debiti rappresentati da titoli**	2.776.552	**2.445.289**	**2.472.520**
	(a) obbligazioni	2.533.766	2.212.966	2.180.508
	(b) certificati di deposito	147.665	161.872	205.390
	(c) altri titoli	95.161	70.451	86.622
40	**Fondi di terzi in amministrazione**	1.157	**1.507**	**1.786**
50	**Altre passività**	442.275	**413.778**	**507.980**
60	**Ratei e risconti passivi**	74.654	**70.658**	**73.048**
	(a) ratei passivi	71.012	67.224	69.360
	(b) risconti passivi	3.642	3.434	3.688
70	**Trattamento di fine rapporto di lavoro subordinato**	119.118	**116.352**	**116.776**
80	**Fondi per rischi ed oneri**	210.119	**218.349**	**194.832**
	(a) fondi di quiescenza e per obblighi simili	118.237	116.988	116.009
	(b) fondi imposte e tasse	28.806	46.699	24.222
	(c) altri fondi	63.076	54.662	54.601
90	**Fondi rischi su crediti**	27.500	**17.500**	**18.002**
100	**Fondo per rischi bancari generali**	62.476	**62.475**	**62.475**
110	**Passività subordinate**	961.808	**945.608**	**962.190**
120	**Capitale**	648.599	**647.633**	**645.933**
130	**Sovrapprezzi di emissione**	56.853	**56.319**	**55.285**
140	**Riserve**	291.763	**254.552**	**255.269**
	(a) riserva legale	130.557	124.287	124.287
	(b) riserva per azioni o quote proprie	5	0	29
	(c) riserve statutarie	10.328	10.309	10.997
	(d) altre riserve	150.873	119.956	119.956
170	**Utile d'esercizio**	91.275	**96.974**	**70.563**
TOTALE DEL PASSIVO		13.494.413	13.131.903	12.509.857

GARANZIE ED IMPEGNI		30 giugno 2005	31 dicembre 2004	30 giugno 2004
10	**Garanzie rilasciate**	526.396	**726.284**	**444.093**
	di cui:			
	- accettazioni	*13.637*	*13.600*	*13.819*
	- altre garanzie	*512.759*	*712.684*	*430.274*
20	**Impegni**	1.356.527	**878.470**	**747.911**

Prospetti contabili individuali e consolidati

Conto economico della Capogruppo

	VOCI DEL CONTO ECONOMICO	30 giugno 2005	31 dicembre 2004	30 giugno 2004
10	**Interessi attivi e proventi assimilati**	[illegible]	438.531	218.149
	di cui:			
	- *su crediti verso clientela*	[illegible]	*374.383*	*187.602*
	- *su titoli di debito*	[illegible]	*30.643*	*14.913*
20	**Interessi passivi e oneri assimilati**	[illegible]	-163.714	-81.023
	di cui:			
	- *su debiti verso clientela*	[illegible]	*-59.378*	*-29.899*
	- *su debiti rappresentati da titoli*	[illegible]	*-79.597*	*-40.110*
30	**Dividendi e altri proventi**	[illegible]	54.540	52.573
	(a) su azioni, quote e altri titoli di capitale	[illegible]	451	310
	(b) su partecipazioni	[illegible]	9.474	9.443
	(c) su partecipazioni in imprese del gruppo	[illegible]	44.615	42.820
40	**Commissioni attive**	[illegible]	173.765	86.030
50	**Commissioni passive**	[illegible]	-18.027	-8.934
60	**Profitti (Perdite) da operazioni finanziarie**	[illegible]	31.734	18.763
70	**Altri proventi di gestione**	[illegible]	81.598	38.195
80	**Spese amministrative**	[illegible]	-366.549	-184.437
	(a) spese per il personale	[illegible]	-221.502	-112.994
	di cui:			
	- *salari e stipendi*	[illegible]	*-160.829*	*-83.238*
	- *oneri sociali*	[illegible]	*-39.942*	*-18.991*
	- *trattamento di fine rapporto*	[illegible]	*-13.843*	*-7.163*
	- *trattamento di quiescenza e simili*	[illegible]	*-2.379*	*-1.129*
	(b) altre spese amministrative	[illegible]	-145.047	-71.443
90	**Rettifiche di valore su immobilizzazioni materiali ed immateriali**	[illegible]	-36.800	-18.387
100	**Accantonamenti per rischi ed oneri**	[illegible]	-9.577	-7.115
110	**Altri oneri di gestione**	[illegible]	-3.703	-1.106
120	**Rettifiche di valore su crediti e accantonamenti per garanzie e impegni**	[illegible]	-47.577	-25.912
130	**Riprese di valore su crediti e su accantonamenti per garanzie e impegni**	[illegible]	21.156	12.605
140	**Accantonamenti ai fondi rischi su crediti**	[illegible]	-17.500	-12.000
150	**Rettifiche di valore su immobilizzazioni finanziarie**	[illegible]	-2.599	-2.368
160	**Riprese di valore su immobilizzazioni finanziarie**	[illegible]	37	37
170	**Utile delle attività ordinarie**	[illegible]	135.315	85.070
180	**Proventi straordinari**	[illegible]	14.289	9.778
190	**Oneri straordinari**	[illegible]	-12.892	-6.185
200	**Utile (Perdita) straordinario**	[illegible]	1.397	3.593
220	**Imposte sul reddito dell'esercizio**	[illegible]	-39.738	-18.100
23	**Utile d'esercizio**	[illegible]	96.974	70.563

Note esplicative ed integrative

Criteri di valutazione

Area di consolidamento

La situazione semestrale consolidata comprende la situazione semestrale della Capogruppo e delle seguenti società operanti nei settori bancario e finanziario ovvero che esercitano, in via esclusiva o principale, attività strumentale a quella delle società del Gruppo, così come definito dall'articolo 59 del Decreto Legislativo n. 385/1993:

- Cassa di Risparmio di Pistoia e Pescia S.p.A. - società bancaria
- Cassa di Risparmio di Civitavecchia S.p.A. - società bancaria
- Cassa di Risparmio di Orvieto S.p.A. - società bancaria
- Cassa di Risparmio di Mirandola S.p.A. - società bancaria
- Cassa di Risparmio della Spezia S.p.A. - società bancaria
- Centro Riscossione Tributi - CERIT S.p.A. - società finanziaria
- Società Riscossione Tributi - SRT S.p.A. - società finanziaria
- CR Firenze Gestion Internationale S.A. - società finanziaria
- Infogroup S.p.A. - società strumentale
- Findomestic Banca S.p.A. - società bancaria (*)
- Findomestic Leasing S.p.A. - società finanziaria (*)
- Credial S.p.A. - società finanziaria (*)
- Credirama Italia S.p.A. - società finanziaria (*)

(*) Tali società appartengono al Gruppo Findomestic, consolidato con il metodo proporzionale al 50% in quanto sottoposto a controllo congiunto ai sensi dell'articolo 35 del Decreto Legislativo n. 87/1992
Per le suddette società la Capogruppo possiede, direttamente od indirettamente, la maggioranza dei diritti di voto in assemblea ordinaria, ad eccezione delle società appartenenti al Gruppo Findomestic sulle quali esercita, in seguito agli accordi sottoscritti con il Gruppo BNP Paribas, il controllo congiunto ai sensi dell'articolo 35 del Decreto Legislativo n. 87/1992; la situazione semestrale consolidata non comprende le situazioni semestrali delle società controllate per le quali si è ravvisata una delle fattispecie dei casi di esclusione dal consolidamento integrale previsti dalla legge ovvero dalle disposizioni della Banca d'Italia in materia di bilanci consolidati dei gruppi bancari.

Metodi di consolidamento

Le sopramenzionate società vengono consolidate con il metodo integrale, ad eccezione di quelle appartenenti al Gruppo Findomestic, consolidate con il metodo proporzionale.

I valori di carico delle partecipazioni detenute nelle società consolidate vengono eliminati contro le corrispondenti frazioni di patrimonio netto contabile di pertinenza del Gruppo, calcolate con riferimento agli importi risultanti dai bilanci al 31 dicembre 1992, data di primo consolidamento delle partecipazioni, ovvero alla data di acquisizione delle stesse, se successiva. Dalle suddette elisioni scaturiscono, sussistendone i presupposti, differenze positive o negative di consolidamento, le quali vengono iscritte nelle pertinenti voci dello stato patrimoniale consolidato senza ricorrere alla possibilità di compensare tra loro tali differenze.

Gli eventuali minori valori di carico rispetto alle corrispondenti frazioni di patrimonio netto contabile vengono iscritti nella voce "Differenze negative di consolidamento", dopo aver verificato che non sono riferibili ad attività e passività risultanti dai bilanci delle partecipate, mentre in presenza di eccedenze dei suddetti valori rispetto a tali frazioni di patrimonio netto i relativi importi vengono iscritti, ove ne ricorrano i presupposti, nella voce "Differenze positive di consolidamento" e sistematicamente ammortizzati in quote costanti in 10 esercizi, in considerazione del tempo occorrente per il recupero economico dei rispettivi investimenti.

Le quote di patrimonio netto contabile e di risultato economico attribuibili alle interessenze di terzi sono iscritte, rispettivamente, nelle voci "Patrimonio di pertinenza di terzi" e "Utile (perdita) d'esercizio di pertinenza di terzi", come indicato dall'articolo 33 del Decreto Legislativo n. 87/1992.

I rapporti patrimoniali esistenti alla data di chiusura del periodo e le operazioni economiche effettuate fra le società consolidate nel corso del periodo e regolate a normali condizioni di mercato vengono eliminati imputando rispettivamente alle voci "Altre attività" / "Altre passività" ed "Oneri straordinari" / "Proventi straordinari" i saldi netti di eventuali importi non esattamente riconciliabili. In particolare, vengono eliminati gli utili e le perdite derivanti da operazioni diverse da quelle su titoli, valute ed altri strumenti finanziari relativi a valori ancora compresi nel patrimonio del Gruppo nonché i dividendi e le rettifiche e riprese di valore riguardanti le suddette partecipazioni.

Situazioni semestrali utilizzate per la redazione della situazione semestrale consolidata

Per la redazione della situazione semestrale consolidata vengono utilizzate le situazioni approvate dai Consigli di Amministrazione delle società inserite nell'area di consolidamento riclassificate, ove necessario, in base ai criteri di valutazione adottati dalla Capogruppo.

1. Crediti, garanzie e impegni

I crediti, inclusi i capitali a scadere, i capitali scaduti e non incassati e gli interessi contrattuali e di mora maturati, vengono valutati al presumibile valore di realizzo, determinato considerando sia la specifica situazione di solvibilità dei debitori che l'eventuale residenza del debitore in paesi ritenuti "a rischio" dalla Banca d'Italia; in particolare, l'iscrizione di tali crediti avviene in base ai criteri di seguito esposti.

1.1 **Crediti vantati nei confronti di banche:**

- valore nominale per i crediti che non presentano situazioni negative in relazione alla solvibilità dei debitori italiani e stranieri;
- valore nominale decurtato delle previsioni di perdita, calcolate in modo forfettario per i crediti verso banche estere le quali, pur non mostrando attualmente difficoltà finanziarie, sono residenti in paesi ritenuti "a rischio" in base a quanto previsto dalla normativa della Banca d'Italia; in tale circostanza le suddette previsioni di perdita vengono determinate applicando le percentuali stabilite dall'Organo di Vigilanza.

1.2 **Crediti vantati nei confronti di clientela ordinaria:**

- valore nominale per i crediti "in bonis", decurtato di svalutazioni forfettarie per tener conto delle perdite di valore latenti, misurate sulla base di una previsione dell'evoluzione della rischiosità degli impieghi attraverso:
  a) la stima dell'ammontare di posizioni "in bonis" che presumibilmente dovessero presentare difficoltà di recupero successivamente alla data di chiusura dell'esercizio;
  b) la determinazione delle perdite potenziali sulle posizioni indicate al precedente punto a), ottenuta applicando la percentuale media "storica" delle perdite verificatesi negli ultimi due esercizi;
- valore nominale decurtato delle previsioni di perdita analitiche per tutte quelle posizioni per le quali, esistendo oggettive difficoltà di recupero, sono state individuate e quantificate rettifiche di valore che potrebbero anche manifestarsi in futuro; trattasi in concreto dei crediti "in sofferenza", "incagliati", "in corso di ristrutturazione" e "ristrutturati"; per i crediti verso clienti residenti in paesi ritenuti "a rischio" dalla Banca d'Italia vengono calcolate svalutazioni "forfettarie", adottando gli stessi criteri previsti per i crediti verso banche estere, mentre in presenza di crediti ritenuti recuperabili e, di conseguenza, non sottoposti ad ulteriori rettifiche di valore, nel passivo dello stato patrimoniale risultano prudenzialmente iscritti fondi rischi su crediti, costituiti ai sensi dell'articolo 20, 6° comma, del Decreto Legislativo n. 87/1992.

1.3 Garanzie e impegni

Le garanzie rilasciate e gli impegni ad erogare fondi che comportino rischi di credito sono iscritti per il valore complessivo dell'impegno assunto; per i crediti di firma rilasciati a favore di clientela residente per i quali esistono difficoltà finanziarie sono state formulate previsioni di perdita analitiche, mentre in presenza di crediti di firma concessi a residenti in paesi ritenuti "a rischio" dalla Banca d'Italia vengono calcolate svalutazioni forfettarie, con criteri analoghi a quelli adottati per i crediti per cassa.

Le previsioni di perdita, come sopra determinate, sono scritturate in una specifica posta del passivo dello stato patrimoniale tra i "Fondi per rischi ed oneri per garanzie e impegni".

2. Titoli e operazioni fuori bilancio (diverse da quelle in valuta)

2.1 Titoli immobilizzati

I titoli immobilizzati, destinati ad essere mantenuti nel patrimonio aziendale a scopo di stabile investimento, sono contabilizzati con il metodo del "costo medio ponderato continuo" e valutati al costo di acquisto o di sottoscrizione, rettificato dalle quote di scarto di emissione e di negoziazione maturate; tali titoli vengono svalutati in presenza di un deterioramento duraturo della situazione di solvibilità dell'emittente, nonché della capacità di rimborso del debito da parte del paese di residenza dell'emittente stesso.

La differenza positiva o negativa tra il costo di acquisto ed il valore di rimborso dei titoli immobilizzati è computata tra gli interessi di periodo, secondo il criterio della competenza temporale.

In presenza di titoli emessi in Paesi terzi considerati "a rischio" dalla Banca d'Italia vengono calcolate svalutazioni forfettarie, adottando i medesimi criteri previsti per i crediti.

2.2 Titoli non immobilizzati

I titoli non immobilizzati vengono contabilizzati con il metodo del "costo medio ponderato continuo", che consiste nello "scarico" contabile dei titoli venduti al costo medio di tutta la categoria omogenea, indipendentemente dal periodo di acquisto.

Alla data di chiusura del periodo i titoli non immobilizzati sono valutati con i seguenti criteri:

- i titoli a reddito fisso ed i titoli azionari quotati in mercati organizzati vengono valutati al valore di mercato, come previsto dall'articolo 20, 1° comma, lettera b), del Decreto Legislativo n. 87/1992, ove per valore di mercato si intende il prezzo rilevato nei mercati di quotazione nell'ultimo giorno del periodo; tutte le plusvalenze e le minusvalenze rilevate secondo tale metodologia vengono contabilizzate nella voce "Profitti (perdite) da operazioni finanziarie" del conto economico;
- i titoli a reddito fisso ed i titoli azionari non quotati vengono valutati al costo di acquisto, determinato applicando la stessa metodologia di contabilizzazione adottata per i titoli non immobilizzati quotati; il suddetto costo viene rettificato, ove necessario, per tener conto dell'andamento del mercato e delle perdite di valore, secondo il disposto dell'articolo 20, 2° comma, del Decreto Legislativo n. 87/1992, prendendo a base il valore di mercato di titoli aventi analoghe caratteristiche, negoziati in mercati italiani ed esteri.

Per quanto concerne le quote detenute in OICR, le valutazioni dei fondi aperti rispecchiano le valorizzazioni dell'ultimo giorno del periodo effettuate dalle società di gestione; le valutazioni dei fondi chiusi sono effettuate al costo di acquisto, eventualmente rettificato delle perdite di valore ritenute durevoli.

I titoli non immobilizzati inclusi nel patrimonio di destinazione del Fondo Integrativo di Previdenza interno ("FIP") costituito ai sensi dell'articolo 2117 del codice civile vengono valutati, in base a quanto deciso dal Comitato referente del FIP, al prezzo di mercato dell'ultimo giorno del periodo, se quotati, ovvero al costo di acquisto, se non quotati.

In presenza di titoli emessi in paesi ritenuti "a rischio" dalla Banca d'Italia vengono calcolate svalutazioni forfettarie, con criteri analoghi a quelli adottati per i crediti.
I certificati di deposito bancari sono valutati al costo di acquisto.
Le operazioni "Pronti contro termine" attive o passive sono considerate rispettivamente operazioni finanziarie di impiego o di raccolta, in applicazione di quanto disposto dalla Banca d'Italia.

2.3 Azioni proprie
Le azioni proprie iscritte alla data di chiusura del periodo, detenute esclusivamente a scopo di negoziazione nell'ambito dei limiti stabiliti con apposita delibera del Consiglio di Amministrazione, vengono valutate al valore di mercato, applicando i medesimi criteri adottati per i titoli azionari quotati. In accordo con quanto richiesto dall'articolo 2357 ter del codice civile, le suddette azioni risultano interamente fronteggiate da una specifica riserva patrimoniale indisponibile.

2.4 Operazioni fuori bilancio
A fronte del minore o maggiore valore dei titoli da ricevere e da consegnare emergente dal raffronto tra i rispettivi prezzi di regolamento e di mercato, quest'ultimo determinato applicando i criteri di contabilizzazione previsti per i titoli non immobilizzati, viene iscritta nello stato patrimoniale una specifica posta fra le "Altre passività" ovvero tra le "Altre attività".
I contratti derivati stipulati con finalità di "negoziazione" vengono valutati al valore corrente di mercato; i margini conseguenti da tale valutazione vengono rilevati nella voce "Profitti (perdite) da operazioni finanziarie" del conto economico; le operazioni di "copertura", principalmente relative a emissioni obbligazionarie effettuate dalla Banca, sono valutate secondo il criterio della competenza temporale in modo coerente con le attività e passività coperte e vengono contabilizzate nelle voci "Interessi attivi" e "Interessi passivi" del conto economico, in funzione del saldo positivo o negativo riveniente dalla valutazione.
Per i contratti derivati relativi alla gestione del patrimonio conferito al FIP viene iscritta, in base a quanto deciso dal Comitato referente del FIP, una specifica posta nel passivo dello stato patrimoniale tra i "Fondi per rischi ed oneri per garanzie e impegni"; tale posta, economicamente a carico della gestione del FIP, rappresenta la potenziale minusvalenza relativa ai suddetti contratti derivati.

3. Partecipazioni
Le partecipazioni sono valutate come segue:
a) alla frazione di patrimonio netto contabile, per le società controllate per le quali è stata riscontrata una delle fattispecie di esclusione dall'area di consolidamento nonché per le società diverse dalle controllate in cui la Capogruppo possiede, direttamente od indirettamente, una percentuale dei diritti di voto esercitabili nell'assemblea ordinaria pari o superiore al 20%; gli eventuali minori valori di carico rispetto alle corrispondenti frazioni di patrimonio netto contabile vengono iscritti nella voce "Differenze negative di patrimonio netto", dopo aver verificato che non sono riferibili ad attività e passività risultanti dai bilanci delle partecipate, mentre in presenza di eccedenze dei suddetti valori rispetto a tali frazioni di patrimonio netto i relativi importi vengono iscritti, ove ne ricorrano i presupposti, nella voce "Differenze positive di patrimonio netto" e sistematicamente ammortizzati in quote costanti in 10 esercizi, in considerazione del tempo occorrente per il recupero economico dei rispettivi investimenti;
b) al costo di acquisto o di sottoscrizione, rettificato in presenza di perdite di valore ritenute "durevoli", per le altre società nonché per tutte le società poste in liquidazione volontaria.

Le opzioni su partecipazioni detenute alla data di chiusura del periodo e ritenute suscettibili di valutazione sono valutate in maniera coerente con la partecipazione cui si riferiscono ed i relativi valori risultano esposti nella tabella "Operazioni a termine" delle note esplicative.

I dividendi vengono contabilizzati al momento dell'incasso degli stessi, che di norma coincide con il periodo in cui ne è deliberata la distribuzione.

4. Attività, passività e operazioni fuori bilancio in valuta

Le operazioni in valuta sono contabilizzate tenendo conto della data di regolamento.

Le attività, le passività e le operazioni fuori bilancio *a pronti*, non ancora regolate, sono valutate al tasso di cambio a pronti corrente alla data di chiusura del periodo, mentre le operazioni fuori bilancio *a termine* sono valutate al tasso di cambio a termine corrente alla data di chiusura del periodo, per scadenze corrispondenti a quelle delle operazioni oggetto di valutazione; le altre operazioni fuori bilancio, rappresentate da contratti derivati, sono valutate al valore di mercato nel caso di operazioni di "negoziazione", mentre le operazioni di "copertura" sono trattate in modo coerente con le attività o passività coperte.

5. Immobilizzazioni materiali

Gli immobili, gli impianti, i mobili ed i macchinari sono iscritti al costo di acquisto, comprensivo degli oneri accessori ed aumentato, per quanto riguarda gli immobili, delle spese incrementative; sugli immobili sono state effettuate nel passato rivalutazioni in applicazione di disposizioni di legge.

Le spese di manutenzione, riparazione, ammodernamento e trasformazione aventi natura ordinaria vengono addebitate al conto economico dell'esercizio in cui vengono sostenute.

Le immobilizzazioni materiali sono iscritte in relazione alla loro residua possibilità di utilizzazione rettificando il valore contabile "lordo", come sopra ottenuto, di quote di ammortamento calcolate applicando le aliquote ordinarie previste dalle disposizioni fiscali, ritenute rappresentative della stimata vita utile dei beni materiali con riferimento all'usura fisica ed all'eventuale perdita di valore generata dall'innovazione tecnologica.

Le opere d'arte, il cui valore va progressivamente incrementandosi rispetto al costo di acquisto, non sono soggette ad ammortamento.

6. Immobilizzazioni immateriali

I costi pluriennali sono iscritti nell'attivo dello stato patrimoniale col consenso del Collegio Sindacale. Le immobilizzazioni immateriali sono iscritte al costo d'acquisto, che viene annualmente rettificato dagli ammortamenti imputati al conto economico secondo i seguenti criteri:

- le spese di ristrutturazione degli immobili non di proprietà presi in locazione per essere adibiti ad uso aziendale vengono ammortizzate in base alla durata residua del contratto di locazione, ritenuta comunque non superiore a 5 anni in ossequio al disposto dell'articolo 16, 1° comma, del Decreto Legislativo n. 87/1992;
- l'avviamento, in accordo con quanto previsto dall'articolo 16, 2° comma, del Decreto Legislativo n. 87/1992, viene ammortizzato in un periodo non eccedente la presumibile durata della sua utilizzazione, di norma ritenuta pari ad almeno 10 anni qualora tale immobilizzazione risulti iscritta in seguito all'acquisizione di filiali bancarie;
- le altre immobilizzazioni immateriali, incluso il software ad uso pluriennale, vengono ammortizzate in relazione alla loro residua possibilità di utilizzazione, considerata comunque non superiore a 5 anni.

Le riserve disponibili alla data di chiusura del periodo sono superiori al valore netto contabile dei costi pluriennali sopra indicati; di conseguenza, non sussistono i vincoli di cui all'articolo 16, 1° comma, del Decreto Legislativo n. 87/1992.

7. Altri aspetti

7.1 Debiti

I debiti sono esposti al valore nominale; l'eventuale differenza tra il valore nominale dei titoli collocati e l'importo effettivamente incassato viene imputata, secondo il principio della competenza economica, ai conti economici dei periodi lungo i quali si sviluppano i piani di ammortamento delle rispettive operazioni di collocamento.

I debiti rappresentati da titoli "zero coupon" sono iscritti al prezzo di emissione, aumentato degli interessi maturati su tali titoli.

I debiti comprendono anche le operazioni di "Pronti contro termine" su titoli, il cui valore di iscrizione è rappresentato dal prezzo "a pronti".

7.2 Ratei e risconti

I ratei ed i risconti sono calcolati nel rispetto della competenza temporale.

7.3 Trattamento di fine rapporto di lavoro subordinato

Tale voce viene adeguata ai crediti maturati dal personale, calcolati come previsto dalle disposizioni di legge e dai contratti di lavoro vigenti.

7.4 Fondi per rischi e oneri

I fondi per rischi ed oneri non hanno natura rettificativa di valori dell'attivo e sono destinati a coprire, in accordo con quanto previsto dall'articolo 9, 2° comma, del Decreto Legislativo n. 87/1992, le perdite, gli oneri ed i debiti di natura determinata e di esistenza probabile o certa, dei quali tuttavia alla data di chiusura del periodo risultano indeterminati l'ammontare o la data di sopravvenienza; i suddetti fondi risultano classificati secondo i criteri di seguito esposti, individuati in base alle disposizioni emanate dalla Banca d'Italia.

a) - Fondi di quiescenza e per obblighi simili

Tali fondi sono costituiti per fronteggiare gli impegni connessi alla previdenza integrativa interna e risultano congrui in base all'entità delle riserve matematiche calcolate da un attuario indipendente ed a quanto previsto dagli accordi aziendali.

b) - Fondi imposte e tasse

La consistenza dei fondi imposte e tasse, determinata applicando criteri di prudenzialità tenendo eventualmente conto delle opportunità concesse dalla vigente normativa tributaria, è adeguata per la copertura delle presumibili occorrenze per le imposte dirette, correnti e differite; tali fondi includono anche gli accantonamenti per imposte indirette di competenza del periodo ma non ancora liquidate.

L'importo corrispondente alle imposte "anticipate" risulta esposto nello stato patrimoniale tra le "Altre attività", secondo le disposizioni impartite in materia dalla Banca d'Italia.

c) - Altri Fondi

Fondi per rischi ed oneri per garanzie e impegni

Tali fondi includono gli accantonamenti destinati a far fronte alle presunte perdite sulle garanzie rilasciate e sugli impegni assunti, anche in relazione alla gestione del patrimonio conferito al FIP.

Fondo per rischi ed oneri diversi

Il fondo è destinato a coprire le passività potenziali che potrebbero derivare dal verificarsi di condizioni contrattuali sfavorevoli legate a cessioni di partecipazioni e dalla definizione di reclami della clientela ovvero di azioni revocatorie e di altre cause legali, stimate rispettivamente sulla base degli esiti di analoghi precedenti contenziosi e del prudente apprezzamento degli amministratori.

Fondo oneri per il personale

Il fondo è costituito per fronteggiare le presumibili occorrenze connesse ad eventuali oneri relativi al personale dipendente.

Fondo a disposizione dell'Assemblea

Il suddetto fondo include gli importi destinati, in base alle delibere assembleari di ripartizione dell'utile dell'esercizio, ad essere erogati per gli scopi determinati dall'Assemblea dei Soci.

7.5 Fondi rischi su crediti

Tali fondi si riferiscono a crediti in conto capitale per i quali non sono ad oggi previste perdite; detti fondi sono in esenzione fiscale e non rappresentano posta rettificativa dell'attivo essendo costituiti, ai sensi dell'articolo 20, 6° comma, del Decreto Legislativo n. 87/1992, a fronte di rischi su crediti solo eventuali, in quanto in futuro potrebbero manifestarsi riduzioni di valore del portafoglio crediti superiori a quelle stimate, in sede valutativa, sia su base analitica che su base forfettaria.

7.6 Fondo per rischi bancari generali

Il fondo per rischi bancari generali è iscritto a generale copertura del rischio di impresa e, di conseguenza, dei rischi propri delle operazioni bancarie; tale fondo ha pertanto natura patrimoniale, coerentemente con le disposizioni emanate dalla Banca d'Italia.

7.7 Riserva statutaria

A tale riserva vengono apportati, a norma dell'articolo 14 della Legge n. 745/1938, i resti di vendita su pegno prescritti dell'Azienda dei Presti.

Note esplicative ed integrative

Informazioni sullo stato patrimoniale

1. Distribuzione settoriale dei crediti verso la clientela (voce 40 dell'attivo)

	30 giugno 2005 Importi	30 giugno 2005 % sul totale	31 dicembre 2004 Importi	31 dicembre 2004 % sul totale	Variazione % dell'importo
a) Stati	[illegible]	[illegible]	52.013	0,3%	29,5%
b) altri enti pubblici	[illegible]	[illegible]	311.579	2,0%	4,3%
c) società non finanziarie	[illegible]	[illegible]	7.008.629	45,0%	2,7%
d) società finanziarie	[illegible]	[illegible]	659.279	4,2%	-13,2%
e) famiglie produttrici	[illegible]	[illegible]	1.173.161	7,5%	4,4%
f) famiglie consumatrici	[illegible]	[illegible]	6.104.880	39,2%	-0,5%
g) altri operatori	[illegible]	[illegible]	258.002	1,7%	193,3%
Totale	**16.218.771**	**100,0%**	**15.567.543**	**100,0%**	**4,2%**

2. Distribuzione dei crediti verso imprese non finanziarie e famiglie produttrici residenti

	30 giugno 2005 Importi	30 giugno 2005 % sul totale	31 dicembre 2004 Importi	31 dicembre 2004 % sul totale	Variazione % dell'importo
a) Servizi del commercio	[illegible]	[illegible]	1.553.180	19,1%	-0,2%
b) Prodotti tessili, cuoio, calzature e abbigliamento	[illegible]	[illegible]	667.085	8,2%	-0,6%
c) Altri servizi destinati alla vendita	[illegible]	[illegible]	1.494.149	18,3%	-8,2%
d) Edilizia e opere pubbliche	[illegible]	[illegible]	1.150.175	14,1%	7,6%
e) Prodotti dell'agricoltura, silvicoltura e pesca	[illegible]	[illegible]	509.830	6,3%	12,3%
g) Altre branche	[illegible]	[illegible]	2.773.685	34,0%	9,1%
Totale	**8.420.783**	**100,0%**	**8.148.104**	**100,0%**	**3,3%**

La sottovoce "altre branche" comprende principalmente i comparti "Servizi di alberghi e pubblici esercizi", "Prodotti alimentari", "Altri prodotti industriali" e "Prodotti energetici".

3. Distribuzione delle garanzie rilasciate (voce 10 Garanzie ed Impegni) per principali categorie di componenti

	30 giugno 2005 Importi	% sul totale	31 dicembre 2004 Importi	% sul totale	Variazione % dell'importo
a) Stati	0	[illegible]	0	0,0%	0,0%
b) altri enti pubblici	7.348	[illegible]	7.060	1,0%	4,1%
c) banche	53.915	6,7%	52.616	7,2%	2,5%
d) società non finanziarie	678.831	84,5%	586.317	80,7%	15,8%
e) società finanziarie	11.239	[illegible]	27.166	3,7%	-58,6%
f) famiglie produttrici	23.508	[illegible]	22.732	3,2%	3,4%
g) altri operatori	28.616	[illegible]	30.391	4,2%	-5,8%
Totale	803.477	100,0%	726.282	100,0%	10,6%

4. Grandi Rischi

	30 giugno 2005	31 dicembre 2004	Variazione %
a) ammontare	229.344	297.412	-22,9%
b) numero	[illegible]	1	0%

5. Distribuzione temporale delle attività e delle passività

Voci / Durate residue	Durata determinata							Durata indeterminata	Totale generale
	a vista	fino a 3 mesi	oltre 3 mesi fino a 12 mesi	oltre 1 anno fino a 5 anni		oltre 5 anni			
				tasso fisso	tasso indicizzato	tasso fisso	tasso indicizzato		
1. Attivo	**3.950.797**	**6.250.402**	**5.677.678**	**6.988.131**	**3.931.507**	**1.881.210**	**3.217.048**	**1.020.888**	[illegible]
1.1 Titoli del Tesoro rifinanziabili	0	11.668	35.650	15.698	94.183	481	3.068	0	[illegible]
1.2 Crediti verso banche	229.313	296.525	251.376	185.000	0	0	13.410	83.662	[illegible]
1.3 Crediti verso clientela	3.598.500	1.883.940	2.030.965	2.214.381	2.368.689	828.195	2.356.875	937.226	[illegible]
1.4 Obbligazioni e altri titoli di debito	1.451	210.950	234.766	155.595	1.195.400	87.712	345.981	0	[illegible]
1.5 Operazioni "fuori bilancio"	121.533	3.847.319	3.124.921	4.417.457	273.235	964.822	497.714	0	[illegible]
2. Passivo	**9.909.066**	**5.248.646**	**6.019.698**	**5.249.310**	**3.794.596**	**1.038.211**	**891.829**	**22**	[illegible]
2.1 Debiti verso banche	517.167	620.165	645.754	547.804	446.738	98.564	10.000	0	[illegible]
2.2 Debiti verso clientela	8.822.271	842.396	112.489	0	5.489	0	42	20	[illegible]
2.3 Debiti rappresentati da titoli									
- obbligazioni	82.910	200.082	1.039.551	645.941	[illegible]	48.208	[illegible]	0	[illegible]
- certificati di deposito	11.117	131.488	[illegible]	12.974	3.042	0	0	0	[illegible]
- altri titoli	107.743	0	0	0	0	0	0	0	[illegible]
2.4 Passività subordinate	0	0	0	0	332.608	0	681.200	0	[illegible]
2.5 Operazioni "fuori bilancio"	367.858	3.454.515	4.104.835	4.042.591	290.328	891.439	95.433	2	[illegible]

6. Distribuzione territoriale delle attività e delle passività

Voci / Paesi	30 giugno 2005				31 dicembre 2004				Variazione %			
	Italia	Altri paesi della U.E.	Altri paesi	Totali	Italia	Altri paesi della U.E.	Altri paesi	Totali	Italia	Altri paesi della U.E.	Altri paesi	Totali
1. Attivo	[illegible]	[illegible]	93.423	[illegible]	**18.308.215**	**657.857**	**190.434**	**19.156.506**	**3,5%**	**6,7%**	**-151,5%**	**3,1%**
1.1 Crediti verso banche	[illegible]	[illegible]	[illegible]	[illegible]	906.321	222.626	74.956	1.203.903	-3,9%	-23,5%	-76,5%	-12,0%
1.2 Crediti verso clientela	[illegible]	[illegible]	[illegible]	[illegible]	15.516.836	44.753	5.954	15.567.543	4,2%	8,6%	-41,2%	4,2%
1.3 Titoli	[illegible]	483.031	72.515	[illegible]	1.885.058	390.478	109.524	2.385.060	1,8%	23,7%	-33,8%	3,8%
2. Passivo	[illegible]	[illegible]	[illegible]	[illegible]	**16.640.572**	**1.590.952**	**233.023**	**18.464.547**	**2,3%**	**3,8%**	**-1,4%**	**2,4%**
2.1 Debiti verso banche	[illegible]	334.692	[illegible]	[illegible]	2.365.585	131.017	196.941	2.693.543	-0,5%	155,5%	0,4%	7,2%
2.2 Debiti verso clientela	[illegible]	[illegible]	[illegible]	[illegible]	9.768.950	24.453	35.561	9.828.964	-0,5%	14,5%	-11,2%	-0,5%
2.3 Debiti rappresentati da titoli	4.512.614	[illegible]	[illegible]	[illegible]	4.104.258	855.245	265	4.959.768	9,9%	-17,1%	-3,8%	5,3%
2.4 Altri conti	[illegible]	[illegible]	[illegible]	[illegible]	401.779	580.237	256	982.272	7,9%	0,0%	-5,9%	3,2%
3. Garanzie e impegni	[illegible]	[illegible]	[illegible]	[illegible]	**1.250.361**	**104.957**	**12.164**	**1.367.482**	63,3%	**301,7%**	-55,3%	**82,3%**

7. Attività e passività in valuta

	30 giugno 2005	31 dicembre 2004	Variazione %
7.1) attività	352.551	**365.990**	**-3,7%**
1. Crediti verso banche	194.954	226.623	-14,0%
2. Crediti verso clientela	145.819	132.472	10.1%
3. Titoli	5.509	2.726	102,1%
4. Partecipazioni	0	165	-100.0%
5. Altri conti	6.069	4.004	51,6%
7.2) passività	424.337	**271.246**	**56,4%**
1. Debiti verso banche	345.202	185.417	86.2%
2. Debiti verso clientela	79.135	85.829	-7,8%
3. Debiti rappresentati da titoli	0	0	0,0%
4. Altri conti	0	0	0,0%

8. Crediti verso le banche

8.1 Situazione dei crediti per cassa

Categorie / Valori	30 giugno 2005			31 dicembre 2004		
	Esposizione lorda	Rettifiche di valore complessive	Esposizione netta	Esposizione lorda	Rettifiche di valore complessive	Esposizione netta
A. Crediti dubbi	*85*	*26*	*[illegible]*	*22*	*7*	*15*
A.1. Sofferenze	[illegible]	[illegible]	[illegible]	0	0	0
A.2. Incagli	[illegible]	[illegible]	[illegible]	0	0	0
A.3. Crediti in corso di ristrutturazione	[illegible]	0	[illegible]	0	0	0
A.4. Crediti ristrutturati	[illegible]	0	[illegible]	0	0	0
A.5. Crediti non garantiti verso Paesi a rischio	85	26	59	22	7	15
B. Crediti in bonis	*[illegible]*	*[illegible]*	*[illegible]*	*1.203.888*	*0*	*1.203.888*

8.2 Dinamica dei crediti dubbi

Categorie / Valori	Sofferenze	Incagli	Crediti in corso di ristrutturazione	Crediti ristrutturati	Crediti non garantiti verso paesi a rischio
A. Esposizione lorda iniziale	**0**	**0**	**0**	**0**	**22**
A.1. di cui: per interessi di mora	*0*	*0*	*0*	*0*	*0*
B. Variazioni in aumento	*0*	*0*	*0*	*0*	*94*
B.1. ingressi da crediti in bonis	0	0	0	0	0
B.2. interessi di mora	0	0	0	0	0
B.3. trasferimenti da altre categorie di crediti dubbi	0	0	0	0	0
B.4. altre variazioni in aumento	0	0	0	0	94
C. Variazioni in diminuzione	*0*	*0*	*0*	*0*	*31*
C.1. uscite verso crediti in bonis	0	0	0	0	0
C.2. cancellazioni	0	0	0	0	0
C.3. incassi	0	0	0	0	31
C.4. realizzi per cessioni	0	0	0	0	0
C.5. trasferimenti ad altre categorie di crediti dubbi	0	0	0	0	0
C.6. altre variazioni in diminuzione	0	0	0	0	0
D. Esposizione lorda finale	**0**	**0**	**0**	**0**	**85**
D.1. di cui: per interessi di mora	*0*	*0*	*0*	*0*	*0*

8.3 Dinamica delle rettifiche di valore complessive

Categorie / Valori	Sofferenze	Incagli	Crediti in corso di ristrutturazione	Crediti ristrutturati	Crediti non garantiti verso paesi a rischio	Crediti in bonis
A. Rettifiche complessive iniziali	**0**	**0**	**0**	**0**	**7**	**0**
A.1. di cui: per interessi di mora	*0*	*0*	*0*	*0*	*0*	*0*
B. Variazioni in aumento	*0*	*0*	*0*	*0*	*19*	*0*
B.1. rettifiche di valore	0	0	0	0	14	0
B.1.1. di cui: per interessi di mora	*0*	*0*	*0*	*0*	*0*	*0*
B.2. utilizzi dei fondi rischi su crediti	0	0	0	0	0	0
B.3. trasferimenti da altre categorie di crediti dubbi	0	0	0	0	0	0
B.4. altre variazioni in aumento	0	0	0	0	5	0
C. Variazioni in diminuzione	*0*	*0*	*0*	*0*	*0*	*0*
C.1. riprese di valore da valutazione	0	0	0	0	0	0
C.1.1. di cui: per interessi di mora	*0*	*0*	*0*	*0*	*0*	*0*
C.2. riprese di valore da incassi	0	0	0	0	0	0
C.2.1. di cui: per interessi di mora	*0*	*0*	*0*	*0*	*0*	*0*
C.3. cancellazioni	0	0	0	0	0	0
C.4. trasferimenti ad altre categorie di crediti dubbi	0	0	0	0	0	0
C.6. altre variazioni in diminuzione	0	0	0	0	0	0
D. Rettifiche complessive finali	**0**	**0**	**0**	**0**	**26**	**0**
D.1. di cui: per interessi di mora	0	0	0	0	0	0

9. Crediti verso la clientela

9.1 Situazione dei crediti per cassa verso la clientela

Categorie / Valori	30 giugno 2005			31 dicembre 2004		
	Esposizione lorda	Rettifiche di valore complessive	Esposizione netta	Esposizione lorda	Rettifiche di valore complessive	Esposizione netta
A. Crediti dubbi	[illegible]	[illegible]	[illegible]	*649.462*	*252.086*	*397.376*
A.1. Sofferenze	[illegible]	204.745	173.986	365.548	194.682	170.866
A.2. Incagli	228.881	56.183	172.698	278.940	56.514	222.426
A.3. Crediti in corso di ristrutturazione	[illegible]	0	0	0	0	0
A.4. Crediti ristrutturati	[illegible]	[illegible]	33.529	3.424	535	2.889
A.5. Crediti non garantiti verso Paesi a rischio	[illegible]	[illegible]	785	1.550	355	1.195
B. Crediti in bonis	[illegible]	[illegible]	[illegible]	*15.214.218*	*44.051*	*15.170.167*

La sottovoce A.1 comprende un importo pari a 0,8 milioni di euro relativo a titoli in default di proprietà della Capogruppo, valutati al valore di mercato ed esposti nella situazione semestrale al netto delle svalutazioni effettuate.

La rettifica di valore su crediti in "bonis" corrisponde alle perdite di valore "latenti" relative a tali crediti che per il Gruppo, in considerazione della tipologia di rischio insita nel portafoglio impieghi, non particolarmente concentrato per settore ovvero per paese, possono pressoché interamente ascriversi al c.d. "rischio fisiologico"; tale rischio è coperto tramite una svalutazione forfetaria determinata come segue:

- sono state stimate le presumibili sofferenze dell'anno successivo che in base a serie storiche dovrebbero provenire direttamente dai crediti in "bonis";
- è stata calcolata la percentuale media storica delle perdite su crediti verso clientela verificatesi negli ultimi due anni, rapportando la voce di conto economico "Rettifiche di valore su crediti ed accantonamenti per garanzie ed impegni" (al netto delle relative riprese di valore) all'importo dei crediti in sofferenza "lordi";
- applicando la percentuale media di perdita storica come sopra determinata alle suddette previste sofferenze si ottiene un importo che rappresenta l'ammontare del rischio fisiologico stimabile per la nostra banca alla data di chiusura del periodo.

Si segnala infine che a presidio di eventuali ulteriori rischi su tutte le categorie di crediti sono iscritti alla voce 90 del passivo dello Stato Patrimoniale, in accordo con quanto previsto dalla normativa Banca d'Italia, "Fondi rischi su crediti" che alla data di chiusura del semestre ammontano a 35,5 milioni di euro.

9.2 Dinamica dei crediti dubbi

Categorie / Valori	Sofferenze	Incagli	Crediti in corso di ristrutturazione	Crediti ristrutturati	Crediti non garantiti verso paesi a rischio
A. Esposizione lorda iniziale	**365.548**	**278.940**	**0**	**3.424**	**1.550**
A.1. di cui: per interessi di mora	*40.149*	*320*	*0*	*0*	*0*
B. Variazioni in aumento	*71.097*	*149.801*	*0*	*34.031*	*241*
B.1. ingressi da crediti in bonis	15.300	124.713	0	1.836	50
B.2. interessi di mora	5.605	215	0	0	63
B.3. trasferimenti da altre categorie di crediti dubbi	46.347	3.522	0	32.178	10
B.4. altre variazioni in aumento	3.845	21.351	0	17	118
C. Variazioni in diminuzione	*57.914*	*199.860*	*0*	*3.424*	*670*
C.1. uscite verso crediti in bonis	84	24.444	0	0	446
C.2. cancellazioni	32.567	7.763	0	0	0
C.3. incassi	24.383	88.515	0	220	160
C.4. realizzi per cessioni	567	183	0	0	14
C.5. trasferimenti ad altre categorie di crediti dubbi	311	78.533	0	3.204	0
C.6. altre variazioni in diminuzione	2	622	0	0	50
D. Esposizione lorda finale	**378.731**	**228.881**	**0**	**34.031**	**1.121**
D.1. di cui: per interessi di mora	*40.070*	*354*	*0*	*0*	*0*

9.3 Dinamica delle rettifiche di valore complessive

Categorie / Valori	Sofferenze	Incagli	Crediti in corso di ristrutturazione	Crediti ristrutturati	Crediti non garantiti verso paesi a rischio	Crediti in bonis
A. Rettifiche complessive iniziali	**194.682**	**56.514**	**0**	**535**	**355**	**44.051**
A.1. di cui: per interessi di mora	*40.149*	*320*	*0*	*0*	*0*	*0*
B. Variazioni in aumento	*53.327*	*41.077*	*0*	*155*	*15*	*10.108*
B.1. rettifiche di valore	25.712	36.365	0	71	15	8.891
B.1.1. di cui: per interessi di mora	*3.552*	*113*	*0*	*0*	*0*	*0*
B.2. utilizzi dei fondi rischi su crediti	663	7	0	0	0	7
B.3. trasferimenti da altre categorie di crediti dubbi	24.804	4.560	0	84	0	664
B.4. altre variazioni in aumento	2.148	145	0	0	0	546
C. Variazioni in diminuzione	*43.264*	*41.408*	*0*	*188*	*34*	*10.082*
C.1. riprese di valore da valutazione	1.679	8.704	0	4	17	3213
C.1.1. di cui: per interessi di mora	*201*	*36*	*0*	*0*	*0*	*0*
C.2. riprese di valore da incassi	8.691	5.635	0	0	16	558
C.2.1. di cui: per interessi di mora	*2.475*	*162*	*0*	*0*	*0*	*0*
C.3. cancellazioni	32.251	4.564	0	0	0	65
C.4. trasferimenti ad altre categorie di crediti dubbi	566	22.497	0	184	1	5543
C.6. altre variazioni in diminuzione	77	8	0	0	0	703
D. Rettifiche complessive finali	**204.745**	**56.183**	**0**	**502**	**336**	**44.077**
D.1. di cui: per interessi di mora	*40.070*	*354*	*0*	*0*	*0*	*0*

10. Crediti verso la clientela garantiti

	30 giugno 2005	31 dicembre 2004	Variazione %
a) da ipoteche	[illegible]	5.015.809	7,5%
b) da pegni su:	[illegible]	245.226	11,4%
1. depositi di contante	[illegible]	23.565	3,1%
2. titoli	[illegible]	142.184	18,0%
3. altri valori	[illegible]	79.477	2,2%
c) da garanzie di:	[illegible]	2.313.811	-2,2%
1. Stati	0	0	0,0%
2. altri enti pubblici	[illegible]	1.929	-95,6%
3. banche	[illegible]	74.464	-42,7%
4. altri operatori	[illegible]	2.237.418	-0,8%
Totale	7.926.807	7.574.846	4,6%

11. Crediti verso banche centrali

	30 giugno 2005	31 dicembre 2004	Variazione %
Crediti verso Banca d'Italia	[illegible]	85.040	20,8%

12. I titoli

12.1 I titoli immobilizzati

	30 giugno 2005		31 dicembre 2004		Variazione %	
	Valore di bilancio	Valore di mercato	Valore di bilancio	Valore di mercato	Valore di bilancio	Valore di mercato
1. Titoli di debito	61.529	65.215	**61.659**	**64.650**	**-0,2%**	**0,9%**
1.1 Titoli di Stato	45.721	[illegible]	45.727	48.308	0,0%	1,9%
- quotati	*45.721*	[illegible]	*45.727*	*48.308*	*0,0%*	*1,9%*
- non quotati	*0*	*0*	*0*	*0*	*0,0%*	*0,0%*
1.2 Altri titoli	15.808	[illegible]	15.932	16.342	-0,8%	-2,1%
- quotati	*15.246*	[illegible]	*15.369*	*15.779*	*-0,8%*	*-2,2%*
- non quotati	*562*	[illegible]	*563*	*563*	*-0,2%*	*-0,2%*
2. Titoli di capitale	0	0	**188**	**188**	**-100,0%**	**-100,0%**
- quotati	*0*	[illegible]	*188*	*188*	*-100,0%*	*-100,0%*
- non quotati	*0*	[illegible]	*0*	*0*	*0,0%*	*0,0%*
Totali	**61.529**	**65.216**	**61.847**	**64.838**	**-0,5%**	**0,6%**

Si segnala che la voce "Altri titoli - non quotati" sono compresi titoli "junior" emessi da Findomestic Securitization Vehicle S.r.l. e Master Dolfin S.r.l. e sottoscritti da Findomestic Banca S.p.A., per un importo complessivamente pari a 0.3 milioni di euro, nell'ambito delle operazioni di cartolarizzazione da quest'ultima effettuate. In proposito si precisa che suddetti i titoli sono iscritti in bilancio al valore di sottoscrizione o di acquisizione ed eventualmente rettificati sulla base del previsto grado di recuperabilità dei rispettivi portafogli ceduti.

Il comparto titoli immobilizzati viene tenuto distinto tramite la gestione separata da parte della procedura informatica di elaborazione elettronica dei dati relativi all'intero portafoglio titoli.

Le differenze tra valore iscritto in bilancio e valore di rimborso alla scadenza dei titoli immobilizzati sono le seguenti:

Descrizione del titolo	Valore di bilancio	Valore di rimborso	Valore di bilancio	Valore di rimborso	Valore di bilancio	Valore di rimborso
BTP 5/09	[illegible]	[illegible]	35.207	35.810	0,0%	-1,3%
BTP 11/09	[illegible]	[illegible]	497	521	0,0%	-4,0%
BTP 11/29	[illegible]	[illegible]	4.882	4.377	0,0%	11,3%
BTP 5/08	[illegible]	[illegible]	5.141	5.000	-0,4%	0,0%
Totale titoli comunitari quotati	[illegible]	[illegible]	**45.727**	**45.708**	**0,0%**	**0,0%**
Argentina 2005 frn	[illegible]	[illegible]	800	2.841	-1,5%	0,0%
Argentina 2009 step down	[illegible]	[illegible]	301	1.033	-5,0%	0,0%
Argentina 1998/2010	[illegible]	[illegible]	123	417	-4,1%	0,0%
Titoli di stato non comunitari quotati	[illegible]	[illegible]	**1.224**	**4.291**	**-2,6%**	**0,0%**
Centrobanca 1999/2019 ind	[illegible]	[illegible]	273	276	0,0%	0,0%
Sanpaolo IMI 1999/2019 ind	[illegible]	[illegible]	1.249	1.252	0,0%	0,0%
Crediop fiz rev 1999/2019	[illegible]	[illegible]	383	389	0,0%	0,0%
Nextra azioni Paesi emergenti	[illegible]	[illegible]	188	258	11,7%	0,0%
Mediobanca 27/01/2008	[illegible]	[illegible]	11.875	12.266	0,5%	0,2%
Altri titoli quotati	[illegible]	[illegible]	**13.968**	**14.441**	**0,6%**	**0,2%**
Bimer tassi alternati 245	258	[illegible]	258	258	0,0%	0,0%
Findomestic Securitization Vehicle	129	[illegible]	129	129	0,0%	0,0%
Master Dolfin	175	[illegible]	175	175	0,0%	0,0%
Credito Fondiario della Liguria 2006	[illegible]	[illegible]	37	37	-100,0%	-100,0%
Credito Fondiario della Liguria 2007 10,50 TF	[illegible]	[illegible]	261	261	-100,0%	-100,0%
Credito Fondiario della Liguria 2007 11,50 TF	[illegible]	[illegible]	68	68	-100,0%	-100,0%
Altri titoli non quotati	552	552	**928**	**928**	**-39,4%**	**-39,4%**
Totale titoli immobilizzati	**61.529**	**65.030**	**61.847**	**65.368**	**-0,5%**	**-0,5%**

12.2 Variazioni annue dei titoli immobilizzati

A. Esistenze iniziali			61.847
B. Aumenti			82
B1. Acquisti		0	
B2. Riprese di valore		0	
B3. Trasferimenti dal portafoglio non immobilizzato		0	
B4. Altre variazioni		82	
C. Diminuzioni			400
C1. Vendite		0	
C2. Rimborsi		0	
C3. Rettifiche di valore		0	
di cui: svalutazioni durature	*0*		
C4. Trasferimenti al portafoglio non immobilizzato		366	
C5. Altre variazioni		34	
D. Rimanenze finali			61.529

12.3 Titoli non immobilizzati

	30 giugno 2005		31 dicembre 2004		Variazione %	
	Valore di bilancio	Valore di mercato	Valore di bilancio	Valore di mercato	Valore di bilancio	Valore di mercato
1. Titoli di debito	2.331.073	2.341.221	**2.258.726**	**2.258.829**	**3,2%**	**3,6%**
1.1 Titoli di Stato	1.165.168	1.165.047	1.124.261	1.124.261	3,6%	3,6%
- quotati	*1.163.242*	*1.163.121*	*1.122.185*	*1.122.185*	*3,7%*	*3,6%*
- non quotati	*1.926*	[illegible]	*2.076*	*2.076*	*-7,2%*	*-7,2%*
1.2 Altri titoli	1.165.905	1.175.172	1.134.465	1.134.568	2,8%	3,7%
- quotati	*813.988*	*814.081*	*859.645*	*859.645*	*-5,3%*	*-5,3%*
- non quotati	*351.917*	*352.092*	*274.820*	*274.923*	*28,1%*	*31,7%*
2. Titoli di capitale	82.475	82.535	**64.487**	**64.921**	**27,3%**	**27,1%**
- quotati	*51.273*	*51.273*	*38.250*	*38.250*	*34,0%*	*34,0%*
- non quotati	*30.862*	*31.263*	*26.237*	*26.671*	*17,4%*	*17,2%*
Totali	**2.413.148**	**2.423.761**	**2.323.213**	**2.323.750**	**3,9%**	**4,3%**

12.4 Variazioni annue dei titoli non immobilizzati

A. Esistenze iniziali			[illegible]
B. Aumenti			[illegible]
B1. Acquisti		14.581.395	
Titoli di debito: titoli di Stato		*12.458.138*	
Titoli di debito: altri titoli		*1.142.045*	
Titioli di capitale		*981.212*	
B2. Riprese di valore		9.971	
B3. Trasferimenti dal portafoglio non immobilizzato		366	
B4. Altre variazioni		34.611	
C. Diminuzioni			[illegible]
C1. Vendite		14.528.550	
Titoli di debito: titoli di Stato		*12.422.002*	
Titoli di debito: altri titoli		*1.137.125*	
Titioli di capitale		*969.423*	
C2. Rimborsi		0	
C3. Rettifiche di valore		3.784	
di cui: svalutazioni durature	*0*		
C4. Trasferimenti al portafoglio non immobilizzato		0	
C5. Altre variazioni		4.074	
D. Rimanenze finali			[illegible]

12 bis. Le immobilizzazioni materiali ed immateriali

12 bis 1. Variazioni annue delle immobilizzazioni materiali

A. Esistenze iniziali			311.051
B. Aumenti			19.924
B1. Acquisti		0	
B2. Riprese di valore		0	
B3. Rivalutazioni		1.049	
B4. Altre variazioni		18.875	
C. Diminuzioni			29.531
C1. Vendite		4.037	
C2. Rettifiche di valore		11.453	
a) ammortamenti	*11.453*		
b) svalutazioni durature	*0*		
C3. Altre variazioni		14.041	
D. Rimanenze finali			302.254
E. Rivalutazioni totali			[illegible]
F. Rettifiche totali:			225.058
a) ammortamenti		225.039	
b) svalutazioni durature		19	

12 bis 2. Variazioni annue delle immobilizzazioni immateriali

A. Esistenze iniziali			45.903
B. Aumenti			[illegible]
B1. Acquisti		10.773	
B2. Riprese di valore		0	
B3. Rivalutazioni		0	
B4. Altre variazioni		232	
C. Diminuzioni			14.807
C1. Vendite		0	
C2. Rettifiche di valore		14.807	
a) ammortamenti	*14.807*		
b) svalutazioni durature	*0*		
C3. Altre variazioni		0	
D. Rimanenze finali			42.101
E. Rivalutazioni totali			0
F. Rettifiche totali:			173.907
a) ammortamenti		173.907	
b) svalutazioni durature		0	

12 ter. Le altre voci dell'attivo

12 ter 1. Composizione della voce 150 - Altre attività

	30 giugno 2005	31 dicembre 2004	Variazione %
Scritture viaggianti fra filiali per operazioni regolate dopo la chiusura dell'esercizio o periodo	54.431	52.488	3,7%
Assegni di conto corrente tratti sull'azienda e su terzi	[illegible]	60.809	28,4%
Conti debitori della gestione concessione e riscossione tributi	[illegible]	263.599	-31,7%
Partite transitorie liquidate nell'esercizio o periodo successivo	[illegible]	53.517	-45,8%
Conti debitori presso dipendenze	9.072	7.729	17,4%
Crediti d'imposta verso l'erario	178.855	225.749	-20,8%
Altre partite	[illegible]	254.781	-7,8%
Totale altre attività	**764.169**	**918.672**	**-16,8%**

La voce "Altre partite" comprende importi la cui sistemazione avviene prevalentemente nei primi giorni dell'esercizio o periodo successivo.

12 ter 1 a). Composizione dei crediti d'imposta verso l'erario

	30 giugno 2005	31 dicembre 2004	Variazione %
Credito d'imposta per imposte anticipate	[illegible]	65.332	-4,6%
Acconti IRES ed IRAP dell'esercizio in corso	46.615	90.062	-48,2%
Acconti per imposte indirette	[illegible]	19.786	8,2%
Acconti ritenute su interessi e compensi	8.172	4.050	101,8%
Credito d'imposta in conto interessi	[illegible]	9.610	3,4%
Credito d'imposta in conto capitale	[illegible]	19.925	6,7%
Credito d'imposta per l'anticipo sul trattamento di fine rapporto (Legge n.140/1997)	6.195	6.820	-9,2%
Crediti di imposta su ritenute di depositi a risparmio e conti correnti	1.420	1.455	-2,4%
Altri crediti verso l'erario	1.549	8.709	-82,2%
Totale crediti d'imposta l'erario	**178.855**	**225.749**	**-20,8%**

12 ter 2. Composizione della voce 160 - Ratei e risconti attivi

	30 giugno 2005	31 dicembre 2004	Variazione %
a) Ratei attivi	121.345	117.956	2,9%
- su conti correnti e finanziamenti a clientela ordinaria	*26.883*	*26.239*	*2,5%*
- su mutui	*11.332*	*11.950*	*-5,2%*
- su titoli	*58.242*	*60.621*	*-3,9%*
- su operazioni in valuta	*1.536*	*1.514*	*1,5%*
- su depositi presso Banca d'Italia per riserva obbligatoria	*247*	*251*	*-1,6%*
- su depositi e conti correnti presso banche	*9.884*	*5.256*	*88,1%*
- su polizze pegni	*328*	*339*	*-3,2%*
- su altri ricavi	*12.892*	*11.786*	*9,4%*
b) Risconti attivi	59.408	49.870	19,1%
- su fitti passivi	*936*	*1.018*	*-8,1%*
- per scarto collocamento nostre obbligazioni	*2.193*	*2.007*	*9,3%*
- su assicurazioni	*6.949*	*1.918*	*262,3%*
- su altri costi	*49.329*	*44.927*	*9,8%*
Totale ratei e risconti attivi	**180.753**	**167.826**	**7,7%**

12 quater. I debiti

12 quater 1. Composizione dei debiti verso le banche (voce 10 del passivo)

	30 giugno 2005	31 dicembre 2004	Variazione %
a) Debiti verso le banche a vista	[illegible]	574.639	-38,8%
- depositi liberi	[illegible]	*516.152*	*-36,2%*
- conti correnti di corrispondenza	[illegible]	*58.487*	*-61,5%*
b) Debiti verso le banche a termine	[illegible]	2.118.904	19,6%
- depositi vincolati	[illegible]	*247.950*	*343,9%*
- altre sovvenzioni	[illegible]	*1.870.954*	*-23,4%*
Totale debiti verso le banche	**2.886.192**	**2.693.543**	**7,2%**

12 quater 2. Composizione dei debiti verso clientela (voce 20 del passivo)

	30 giugno 2005	31 dicembre 2004	Variazione %
a) Debiti verso clientela a vista	[illegible]	8.814.752	0,0%
- depositi a risparmio liberi	[illegible]	*700.372*	*-5,4%*
- conti correnti	[illegible]	*8.114.380*	*0,5%*
b) Debiti verso clientela a termine o con preavviso	[illegible]	1.014.213	-4,7%
- depositi a risparmio vincolati	[illegible]	*1.373*	*0,2%*
- conti correnti vincolati	[illegible]	*551*	*-90,6%*
- pronti contro termine passivi	[illegible]	*1.002.258*	*-33,1%*
- altri rapporti a termine	[illegible]	*10.031*	*n.s.*
Totale debiti verso la clientela	**9.782.707**	**9.828.965**	**-0,5%**

12 quater 3. Composizione dei debiti rappresentati da titoli (voce 30 del passivo)

	30 giugno 2005	31 dicembre 2004	Variazione %
a) obbligazioni	[illegible]	4.582.468	5,6%
b) certificati di deposito	[illegible]	296.492	-7,0%
- certificati di deposito non scaduti	[illegible]	*278.701*	*-4,6%*
- certificati di deposito scaduti da rimborsare	[illegible]	*17.791*	*-44,5%*
c) altri titoli	[illegible]	80.808	33,3%
Totale debiti rappresentati da titoli	**5.221.670**	**4.959.768**	**5,3%**

12 quinquies. Le altre voci del passivo

12 quinquies 1. Composizione della voce 50 - Altre passività

	30 giugno 2005	31 dicembre 2004	Variazione %
Scritture viaggianti fra filiali per operazioni regolate dopo la chiusura dell'esercizio o periodo	45.907	45.875	0,1%
Rettifiche per portafoglio Salvo Buon Fine e Dopo Incasso	141.182	141.029	0,1%
Conti creditori della gestione concessione e riscossione tributi	71.774	114.235	-37,2%
Importi da versare all'erario per conto terzi	21.529	19.878	8,3%
Debiti verso l'erario	9.431	4.601	105,0%
Somme a disposizione della clientela	49.120	46.092	6,6%
Conti creditori presso dipendenze	28.946	21.627	33,8%
Creditori per operazioni sull'estero	11.568	5.792	99,7%
Competenze e contributi relativi al personale da erogare	49.541	46.077	7,5%
Partite transitorie regolate nell'esercizio o periodo successivo	21.351	37.735	-43,4%
Fornitori e fatture da ricevere	69.287	35.617	94,5%
Enti Previdenziali per contributi da versare nell'esercizio o periodo successivo	4.154	4.897	-15,2%
Bonifici su base monetaria in attesa di regolamento	123.753	110.296	12,2%
Altre partite	233.219	231.281	0,8%
Totale altre passività	**880.737**	**865.032**	**1,8%**

Il notevole incremento registrato nella voce "Fornitori e fatture da ricevere" è quasi interamente dovuto all'aumento di fatture da ricevere del Gruppo Findomestic per intermediazioni varie.

12 quinquies 2. Composizione della voce 60 - Ratei e risconti passivi

	30 giugno 2005	31 dicembre 2004	Variazione %
a) Ratei passivi	116.346	107.615	8,1%
- su obbligazioni	*76.720*	*78.283*	*-2,0%*
- su contratti derivati di copertura	*11.048*	*10.554*	*4,7%*
- su operazioni in valuta	*1.128*	*504*	*123,8%*
- su certificati di deposito	*3.105*	*1.653*	*87,8%*
- su rapporti con banche	*476*	*325*	*46,5%*
- su altre operazioni	*23.862*	*16.296*	*46,5%*
b) Risconti passivi	39.046	38.766	0,7%
- su portafoglio sconto	*1.873*	*2.061*	*-9,1%*
- su commissioni per crediti di firma	*1.866*	*1.626*	*14,8%*
- su altre operazioni	*35.306*	*35.079*	*0,6%*
Totale ratei e risconti passivi	**155.392**	**146.381**	**6,2%**

13. Garanzie e impegni

13.1 Garanzie (voce 10 delle garanzie ed impegni)

	30 giugno 2005	31 dicembre 2004	Variazione %
a) crediti di firma di natura commerciale	[illegible]	339.216	4.5%
b) crediti di firma di natura finanziaria	[illegible]	387.038	16,0%
c) attività costituite in garanzia	[illegible]	30	-10,0%
Totale garanzie	**803.477**	**726.284**	**11%**

13.2 Impegni (voce 20 delle garanzie ed impegni)

	30 giugno 2005	31 dicembre 2004	Variazione %
a) impegni a erogare fondi a utilizzo certo	[illegible]	762.501	30.3%
b) impegni a erogare fondi a utilizzo incerto	[illegible]	115.969	500,3%
Totale impegni	**1.689.931**	**878.470**	**92,4%**

Il forte incremento degli impegni concessi alla clientela per margini su linee di credito è da attribuire in primo luogo a operazioni in derivati - vendite put di bond option eseguite da Banca CR Firenze per 327 milioni di euro - e alle nuove disposizioni di Banca d'Italia per la loro rilevazione: infatti se tale normativa fosse stata applicata anche ai dati segnalati al 31 dicembre 2004 gli impegni sarebbero stati pari a 1.100 milioni di euro.

14. Margini attivi utilizzabili su linee di credito

	30 giugno 2005	31 dicembre 2004	Variazione %
a) banche centrali			
- riserva obbligatoria mobilizzabile alla data di chiusura dell'esercizio o periodo	56.585	47.076	20,2%
b) altre banche			
- linee di credito concesseci da banche	[illegible]	930.174	-13,1%
Margini attivi utilizzabili su linee di credito	**865.196**	**977.250**	**-11,5%**

15. Operazioni a termine

	Di copertura	Di negoziazione	Altre operazioni	Totali
1. Compravendite				
1.1 Titoli				
- acquisti	0	319.374	0	319.374
- vendite	0	181.478	0	181.478
1.2 Valute				
- valute contro valute	0	6.119	0	6.119
- acquisti contro euro	2.533	235.270	0	237.803
- vendite contro euro	500	151.625	0	152.125
2. Depositi e finanziamenti				
- da erogare	0	210	76.551	76.761
- da ricevere	0	1.449	107.240	108.689
3. Contratti derivati				
3.1 Con scambio di capitali				
a) titoli				
- acquisti	0	541.178	18.323	559.501
- vendite	66.657	506.293	0	572.950
b) valute				
- valute contro valute	0	0	0	0
- acquisti contro euro	0	27.357	0	27.357
- vendite contro euro	0	28.458	0	28.458
c) altri valori				
- acquisti	0	0	0	0
- vendite	0	0	0	0
3.2 Senza scambio di capitali				
a) valute				
- valute contro valute	0	0	0	0
- acquisti contro euro	0	0	0	0
- vendite contro euro	0	0	0	0
b) altri valori				
- acquisti	1.481.356	4.076.263	6.000	5.563.619
- vendite	1.835.898	4.064.632	529.171	6.429.701
Totale operazioni a termine	**3.386.944**	**10.139.706**	**737.285**	**14.263.935**

15 bis. Contratti derivati su crediti

	Di negoziazione	Altre operazioni	Totali
1. Acquisti di protezione	0	**0**	**0**
1.1 Con scambio di capitali	[illegible]	0	0
1.2 Senza scambio di capitali	0	0	0
2. Vendite di protezione	8.987	**0**	**8.987**
2.1 Con scambio di capitali	0	0	0
2.2 Senza scambio di capitali	8.987	0	8.987
Totale contratti derivati su crediti	**8.987**	**0**	**8.987**

L'importo esposto nella Tabella 15 bis è interamente riferito ad un'operazione effettuata con primaria clientela, alla quale l'agenzia Moody's ha assegnato rating A1 e non è pertanto necessaria la rilevazione di accantonamenti in bilancio.

16. Attività e passività verso imprese del Gruppo

	30 giugno 2005	31 dicembre 2004	Variazione %
16.1 Attività	75.257	**64.890**	**16,0%**
a) crediti verso banche	0	0	0,0%
b) crediti verso enti finanziari	0	0	0,0%
c) crediti verso altra clientela	35.150	21.990	59,8%
di cui: subordinati	*14.157*	*11.200*	*26,3%*
d) obbligazioni e altri titoli di debito	40.107	42.900	-6,5%
16.2 Passività	465.878	**511.336**	**-8,9%**
a) debiti verso banche	0	0	0,0%
b) debiti verso enti finanziari	9.915	12.306	-19,4%
c) debiti verso altra clientela	57.929	49.652	16,7%
d) debiti rappresentati da titoli	397.734	449.378	-11,5%
e) passività subordinate	0	0	0,0%
16.3 Garanzie e impegni	57.698	**58.245**	**-0,9%**
1) garanzie rilasciate	7.698	8.245	-6,6%
2) impegni	50.000	50.000	0,0%
16.4 Attività verso imprese collegate	361.793	**451.537**	**-36,6%**
Centro Leasing SpA	237.350	307.194	-22,7%
Centro Factoring SpA	124.443	144.343	-13,8%

17. Gestioni patrimoniali

	30 giugno 2005	31 dicembre 2004	Variazione %
1. titoli emessi dalla banca che redige il bilancio	32.000	32.026	-0,1%
2. altri titoli	3.368.893	3.072.667	9,6%
Totale gestioni patrimoniali	**3.400.893**	**3.104.693**	**9,5%**

18. Patrimonio e requisiti prudenziali di Vigilanza

	30 giugno 2005	31 dicembre 2004	Variazione %
A. Patrimonio di vigilanza			
A.1 Patrimonio di base (tier 1)	[illegible]	993.632	0,0%
A.2 Patrimonio supplementare (tier 2)	[illegible]	901.375	-0,9%
A.3 Elementi da dedurre	[illegible]	-89.747	0,3%
A.4 Patrimonio di vigilanza	[illegible]	1.805.260	-0.5%
B. Requisiti prudenziali di vigilanza			
B.1 Rischi di credito	[illegible]	1.400.266	3,1%
B.2 Rischi di mercato	[illegible]	71.961	-1,3%
di cui:			
- rischi del portafoglio non immobilizzato	[illegible]	*71.961*	*-1,3%*
- rischi di cambio	[illegible]	*0*	*0,0%*
B.2.1 Prestiti subordinati di terzo livello	[illegible]	*30.000*	*0,0%*
B.3 Altri requisiti prudenziali	[illegible]	15.572	-6,0%
B.4 Totale requisiti prudenziali	[illegible]	1.487.799	2,8%
C. Attività di rischio e coefficenti di vigilanza			
C.1 Attività di rischio ponderate	[illegible]	18.597.488	2,8%
C.2 Patrimonio di base/Attività di rischio ponderate	[illegible]	5,34%	-0,14%
C.3 Patrimonio di vigilanza/Attività di rischio ponderate	[illegible]	9,87%	-0,31%

18.1 Passività subordinate

Dettaglio voce 110 "Prestiti subordinati"	Società emittente	Valore nominale	Valore computabile in Patrimonio Vigilanza	Data di emissione	Data di scadenza	Tasso interesse contrattuale
a) Prestito obbligazionario subordinato di secondo livello	Banca CRF	142.608	80.200	mar-98	mar-08	Euribor a 6 mesi - 0,4 %
b) Prestito obbligazionario subordinato di secondo livello	Banca CRF	[illegible]	[illegible]	giu-01	giu-08	Euribor a 6 mesi
c) Prestito obbligazionario subordinato di secondo livello	Banca CRF	50.000	[illegible]	lug-02	lug-09	Euribor a 6 mesi
d) Prestito obbligazionario subordinato di secondo livello	Banca CRF	30.000	[illegible]	feb-03	feb-10	Euribor a 6 mesi
e) Prestito obbligazionario subordinato di secondo livello	Banca CRF	23.000	22.974	feb-04	mar-11	Euribor a 3 mesi + 0,3%
f) Prestito obbligazionario subordinato di secondo livello	Banca CRF	40.000	[illegible]	lug-04	lug-11	Euribor a 6 mesi
g) Prestito obbligazionario subordinato di secondo livello	Banca CRF	150.000	150.000	dic-04	dic-14	Euribor a 6 mesi + 40 b.p.
h) Prestito obbligazionario subordinato di secondo livello	Banca CRF	16.200	16.200	mag-05	mag-15	Euribor a 6 mesi + 35 b.p.
i) Strumento ibrido di patrimonializzazione	Banca CRF	200.000	200.000	giu-02	giu-12	Euribor a 6 mesi + 1,40%
l) Strumento ibrido di patrimonializzazione	Banca CRF	200.000	200.000	giu-03	giu-13	Euribor a 6 mesi + 0,95%
m) Prestito obbligazionario subordinato di terzo livello	Banca CRF	40.000	0	dic-03	dic-06	Euribor a 6 mesi + 34 b.p.
n) Prestito obbligazionario subordinato di secondo livello	Findomestic Banca	35.000	35.000	giu-03	giu-13	Euribor a 6 mesi + 0,6%
o) Prestito obbligazionario subordinato di secondo livello	CR Orvieto	17.000	17.000	gen-05	gen-12	Euribor a 6 mesi - 0,1%
Totale Passività subordinate		**1.013.808**	**868.496**			

18.2 Differenze positive di consolidamento (voce 90 dell'attivo)

[illegible]	[illegible]
Saldo iniziale	[illegible]
Incremento per l'acquisto del 9% del capitale della Cassa di Risparmio di Pistoia e Pescia S.p.A.	[illegible]
Ammortamento del periodo	[illegible]
Altre variazioni	[illegible]
Saldo finale	[illegible]
[illegible]	[illegible]

18.3 Patrimonio di pertinenza di terzi (voce 140 del passivo)

[illegible]	[illegible]
Saldo iniziale	[illegible]
Decremento per l'acquisto del 9% del capitale della Cassa di Risparmio di Pistoia e Pescia S.p.A.	[illegible]
Elisione dei dividendi di pertinenza di terzi delle società consolidate coi metodi integrale e proporzionale	[illegible]
Risultati del periodo di pertinenza di terzi delle società consolidate coi metodi integrale e proprozionale	[illegible]
Altre variazioni del patrimonio di terzi delle societa consolidate coi metodi integrale e proporzionale	[illegible]
Variazione del patrimonio di terzi di società consolidate con il metodo del patrimonio netto	[illegible]
Saldo finale	[illegible]
[illegible]	[illegible]

19. I fondi

19.1 Trattamento di fine rapporto subordinato

[illegible]	[illegible]
Saldo iniziale	72.742
- accantonamento per adeguamento ai diritti maturati alla chiusura del periodo	[illegible]
- altre variazioni in aumento	[illegible]
- utilizzo per pagamento indennità di fine rapporto liquidate nel semestre	[illegible]
- altre variazioni in diminuzione	[illegible]
Saldo finale	[illegible]
[illegible]	[illegible]

19.2 Composizione della voce 90 "Fondo rischi su crediti"

	30 giugno 2005	31 dicembre 2004	Variazione %
Fondi rischi su crediti della Capogruppo	27.500	17.500	57.1%
Fondi rischi su crediti di pertinenza del Gruppo	3.364	2.456	37,0%
Fondi rischi su crediti di pertinenza di terzi	4.634	4.759	-2,6%
Totale fondi rischi su crediti	**35.498**	**24.715**	**43,6%**

19.3 Variazioni annue dei Fondi rischi su crediti

[illegible]		[illegible]
A) Esistenze iniziali		24.715
B) Aumenti		15.522
B1. Accantonamenti	15.522	
B2. Altre variazioni	0	
C) Diminuzioni		4.739
C1. Utilizzi	3.797	
C2. Altre variazioni	942	
D) Rimanenze finali		35.498
[illegible]		[illegible]

19.4 Variazioni annue dei fondi per rischi e oneri

a) Fondi di quiescenza e per obblighi simili	
Saldo iniziale	[illegible]
- accantonamenti	[illegible]
- altre variazioni in aumento	[illegible]
- utilizzi	[illegible]
- altre variazioni in diminuzione	[illegible]
Saldo finale	[illegible]
b) Fondi imposte e tasse	
Saldo iniziale	[illegible]
- accantonamenti	[illegible]
- altre variazioni in aumento	[illegible]
- utilizzi	[illegible]
- altre variazioni in diminuzione	[illegible]
Saldo finale	[illegible]
c) Altri Fondi per rischi ed oneri	
Saldo iniziale	[illegible]
- accantonamenti	[illegible]
- altre variazioni in aumento	[illegible]
- utilizzi	[illegible]
- altre variazioni in diminuzione	[illegible]
Saldo finale	[illegible]
[illegible]	[illegible]

19.4 a) Dettaglio della voce "Altri fondi per rischi e oneri"

	Saldo iniziale	Incrementi	Decrementi	Saldo finale
Fondo per garanzie e impegni per:	8.255	1.908	1.031	[illegible]
Crediti cartolarizzati	*6.008*	*1.214*	*967*	[illegible]
Crediti di firma	*2.186*	*479*	*3*	[illegible]
Operazioni fuori bilancio di pertinenza del Fondo Integrativo Pensioni	*61*	*215*	*61*	[illegible]
Fondi per rischi e oneri diversi	36.993	6.696	4.339	[illegible]
Fondo oneri per il personale	31.495	5.196	1.779	[illegible]
Fondo per gli scopi determinati dall'Assembela	914	1.555	718	[illegible]
Totale altri fondi per rischi ed oneri	**77.657**	**15.355**	**7.867**	**85.145**

Note esplicative ed integrative

Informazioni sul conto economico

1. La composizione degli interessi

	30 giugno 2005	30 giugno 2004	Variazione %
1.1 Composizione della voce 10 "Interessi attivi e proventi assimilati"	509.144	**480.355**	**6,0%**
a) su crediti verso banche	9.316	12.012	-22,4%
- di cui: su crediti verso banche centrali	*1.886*	*1.782*	*5,8%*
b) su crediti verso clientela	472.105	441.166	7,0%
- di cui: su crediti con fondi di terzi in amministrazione	*0*	*5*	*-100,0%*
c) su titoli di debito	27.155	26.653	1,9%
d) altri interessi attivi	568	524	8,4%
1.2 Composizione della voce 20 "Interessi passivi e oneri assimilati"	148.744	**146.235**	**1,7%**
a) su debiti verso banche	32.846	25.465	29,0%
b) su debiti verso clientela	41.445	42.395	-2,2%
c) su debiti rappresentati da titoli	61.212	57.481	6,5%
di cui:			
- su certificati di deposito	*2.257*	*3.549*	*-36,4%*
d) su fondi di terzi in amministrazione	0	0	0,0%
e) su passività subordinate	13.118	13.655	-3,9%
f) saldo negativo dei differenziali su operazioni di "copertura"	123	7.206	-98,3%
g) altri interessi passivi	0	33	-100,0%

2. Il dettaglio degli interessi

	30 giugno 2005	30 giugno 2004	Variazione %
2.1 Interessi attivi e proventi assimilati su attività in valuta	2.817	**5.551**	**-49,3%**
- banche	824	1.587	-48,1%
- clientela ordinaria	1.993	3.248	-38,6%
- titoli in valuta	0	716	-100,0%
2.2 Interessi passivi e oneri assimilati su passività in valuta	5.644	**2.739**	**106,1%**
- banche	5.215	2.572	102,8%
- clientela ordinaria	429	167	156,9%

3. Le commissioni

	30 giugno 2005	30 giugno 2004	Variazione %
3.1 Composizione della voce 40 "Commissioni attive"	**[illegible]**	**180.936**	**-0,8%**
a) garanzie rilasciate	[illegible]	3.272	2,8%
b) derivati su crediti	60	0	100,0%
c) servizi di gestione, intermediazione e consulenza:	79.370	64.873	22,4%
1. negoziazione di titoli	*956*	*130*	*635,4%*
2. negoziazione di valuta	*1.646*	*1.591*	*3,5%*
3. gestioni patrimoniali	*35.836*	*30.312*	*18,2%*
3.1 individuali	*[illegible]*	*8.016*	*3,5%*
3.2 collettive	*[illegible]*	*22.296*	*23,5%*
4. custodia e amministrazione di titoli	*1.955*	*1.735*	*12,7%*
5. banca depositaria	*514*	*1.054*	*-51,2%*
6. collocamento titoli	*2.826*	*5.288*	*-46,6%*
7. raccolta ordini	*2.759*	*2.425*	*13,8%*
8. attività di consulenza	*0*	*0*	*0,0%*
9. distribuzione di servizi di terzi	*32.887*	*22.338*	*47,2%*
9.1 gestioni patrimoniali	*200*	*294*	*-32,0%*
9.1.1 individuali	*200*	*294*	*-32,0%*
9.1.2 collettive	*0*	*0*	*0,0%*
9.2 prodotti assicurativi	*17.277*	*16.099*	*7,3%*
9.3 altri prodotti	*[illegible]*	*5.945*	*159,2%*
d) servizi di incasso e pagamento	[illegible]	38.596	-1,8%
e) servizi di servicing per operazioni di cartolarizzazione	9.702	10.615	-8,6%
f) esercizio di esattorie e ricevitorie	[illegible]	19.489	-49,0%
g) altri servizi	39.026	44.091	-11,5%
3.2 Composizione della voce 50 "Commissioni passive"	**[illegible]**	**42.070**	**3,5%**
a) garanzie ricevute	273	236	15,7%
b) derivati su crediti	0	0	0,0%
c) servizi di gestione e intermediazione e consulenza	[illegible]	9.700	19,5%
1. negoziazione di titoli	583	489	19,2%
2. negoziazione di valute	13	22	-40,9%
3. gestioni patrimoniali	3.756	3.664	2,5%
3.1 portafoglio proprio	[illegible]	3.564	3,2%
3.2 portafoglio terzi	77	100	-23,0%
4. custodia e amministrazione di titoli	585	632	-7,4%
5. collocamento di titoli	2.570	2.306	11,4%
6. offerta fuori sede di titoli, prodotti e servizi	4.083	2.587	57,8%
d) servizi di incasso e pagamento	8.279	7.822	5,8%
e) altri servizi	[illegible]	24.312	-3,7%

4. La composizione dei profitti (perdite) da operazioni finanziarie

Voci / Operazioni	30 giugno 2005 Operazioni su titoli	30 giugno 2005 Operazioni su valute	30 giugno 2005 Altre operazioni	30 giugno 2004 Operazioni su titoli	30 giugno 2004 Operazioni su valute	30 giugno 2004 Altre operazioni	Variazione % Operazioni su titoli	Variazione % Operazioni su valute	Variazione % Altre operazioni
A.1 Rivalutazioni	7.869	0	137	3.944	0	96	99,5%	0,0%	0,0%
A.2 Svalutazioni	-3.538	0	-4	-2.580	0	-105	37,1%	0,0%	0,0%
B. Altri profitti/perdite	6.184	5.447	2.360	9.524	3.549	6.307	-35,1%	53,5%	-62,6%
Totali	**10.515**	**5.447**	**2.493**	**10.888**	**3.549**	**6.298**	**-3,4%**	**53,5%**	**-60,4%**
Totale voce 60 del conto economico		**18.455**			**20.735**			**-11,0%**	

4 bis 1. Composizione della voce 70 "Altri proventi di gestione"

	30 giugno 2005	30 giugno 2004	Variazione %
Fitti attivi su immobili	967	1.068	-9,5%
Recupero bolli da clientela su documenti contabili	29.069	21.279	36,6%
Recupero spese di tenuta conto su saldi creditori	25.614	29.557	-13,3%
Altri recuperi di spese da clientela	8.708	5.206	67,3%
Proventi di commesse software	12.871	8.905	44,5%
Proventi diversi	1.320	3.727	-64,6%
Totale	**78.549**	**69.742**	**12,6%**

4 bis 2. Composizione della voce 110 "Altri oneri di gestione"

	30 giugno 2005	30 giugno 2004	Variazione %
Oneri per acquisizione affari e servizi	1.506	1.183	27,3%
Retrocessioni e abbuoni alla clientela	266	148	79,7%
Oneri per acquisizione affari e servizi per riscossione tributi	111	587	-81,1%
Oneri diversi	6.777	11.565	-41,4%
Totale	**8.660**	**13.483**	**-35,8%**

4 ter. Composizione della voce 80 b) "Altre spese amministrative"

	30 giugno 2005	30 giugno 2004	Variazione %
1) Costi delle tecnologie e outsorcing	[illegible]	**23.330**	**8,9%**
1.1) Canoni, licenze d'uso e spese di manutenzione software	[illegible]	6.265	15,4%
1.2) Canoni e spese di manutenzione hardware	[illegible]	2.977	-7,9%
1.3) Servizi di Information technology in outsorcing	[illegible]	9.695	7,7%
1.4) Costi servizi telematici	[illegible]	4.393	13,5%
2) Gestione immobili e impianti	[illegible]	**13.713**	**1,4%**
2.1) Fitti passivi su immobili	[illegible]	8.208	13,9%
2.2) Manutenzione immobili in locazione	[illegible]	492	26,2%
2.3) Manutenzione immobili di proprietà	[illegible]	1.528	23,3%
2.4) Arredi, impianti e altri costi	[illegible]	3.485	-41,1%
3) Spese generali	[illegible]	**43.773**	**13,8%**
3.1) Spese postali e di recapito	[illegible]	10.311	19,8%
3.2) Materiali di consumo	[illegible]	2.070	8,7%
3.3) Contazione denaro	[illegible]	659	43,4%
3.4) Trasporti e facchinaggio	[illegible]	3.153	12,2%
3.5) Forniture generali	[illegible]	7.386	11,2%
3.6) Pulizia	[illegible]	3.021	5,7%
3.7) Vigilanza	1.276	1.469	-13,1%
3.8) Compensi amministratori e sindaci	[illegible]	2.021	4,6%
3.9) Prestazione per servizi accentrati	[illegible]	6.635	8,7%
3.10) Spese di notifica e stampa cartelle esattoriali	[illegible]	1.855	-53,0%
3.11) Altre spese generali	[illegible]	5.193	50,8%
4) Costi professionali e assicurativi	[illegible]	**14.313**	**-8,7%**
4.1) Consulenze	[illegible]	4.674	9,0%
4.2) Spese legali, notarili e visure	[illegible]	3.173	7,8%
4.3) Premi assicurazioni	[illegible]	4.395	-0,8%
4.4) Altri costi	[illegible]	2.071	-90,9%
5) Marketing e pubblicità	[illegible]	**14.085**	**6,3%**
5.1) Comunicazione esterna	[illegible]	3.897	19,3%
5.2) Quote associative	[illegible]	1.264	-11,1%
5.3) Abbonamento e acquisto riviste	235	253	-7,1%
5.4) Altre spese residuali	[illegible]	8.671	3,4%
6) Imposte indirette e tasse	[illegible]	**28.333**	**15,2%**
6.1) Imposta di bollo	[illegible]	19.818	19,6%
6.2) Imposta sostitutiva ex DPR 601/1973	[illegible]	4.905	11,3%
6.3) Imposta comunale sugli immobili	[illegible]	843	-1,2%
6.4) Altre imposte e tasse	[illegible]	2.767	-4,3%
Totale voce 80 b "Altre spese amministrative"	**149.773**	**137.547**	**8,9%**

Gli incrementi delle sottovoci "Fitti passivi su immobili" e "Manutenzione immobili in locazione" sono legati all'apertura di 10 nuovi spazi finanziari rispetto al 30 giugno 2004.
L'incremento della sottovoce "Spese postali e di recapito" deriva dai maggiori costi sostenuti per l'invio alla clientela dei prospetti relativi ad informativa varia.

5. I proventi e gli oneri straordinari

5.1 Proventi straordinari

	30 giugno 2005	30 giugno 2004	Variazione %
Utili da realizzi di partecipazioni	10.468	7.766	34,8%
Utilizzo del Fondo rischi su crediti per l'incasso di interessi di mora	0	2.540	-100,0%
Utili da realizzi di immobili	512	897	-42,9%
Utili da realizzi di altre immobilizzazioni materiali	18	15	20,0%
Proventi diversi	8	97	-91,8%
Sopravvenienze attive	3.266	1.552	110,4%
Totale	**14.272**	**12.867**	**10,9%**

L'incremento della voce "Utili da realizzi di partecipazioni" è quasi interamente imputabile alla cessione della partecipazione detenuta in Fondiaria-Sai S.p.A.
Si ricorda che a partire dall'1/1/2005 gli incassi di interessi di mora vengono rilevati tra le riprese di valore su crediti.
Infine il "Fondo rischi su crediti per interessi di mora" è stato chiuso a "Fondo rettificativi su crediti" in quanto i crediti per interessi di mora vengono interamente svalutati.

5.2 Oneri straordinari

	30 giugno 2005	30 giugno 2004	Variazione %
Componenti di reddito relativi ad anni precedenti	774	1.007	-23,1%
Ripianamento perdite società partecipate	0	280	-100,0%
Perdite da realizzo di partecipazioni	0	854	-100,0%
Aggiustamenti di consolidamento	0	161	-100,0%
Oneri per esodi incentivati	2.455	5.261	-53,3%
Sopravvenienze passive	1.918	2.434	-21,2%
Totale	**5.147**	**9.997**	**-48,5%**

Note esplicative ed integrative

Altre informazioni

1. Numero medio dei dipendenti per categoria

	30 giugno 2005	31 dicembre 2004	Variazione %
a) dirigenti	105	*104*	*1,0%*
b) quadri direttivi di 3° e 4° livello	[illegible]	*678*	*1,8%*
c) restante personale	[illegible]	*4.953*	*0,3%*
Totale Società consolidate integralmente	**5.761**	**5.735**	**0,5%**
a) dirigenti	21	*22*	*-4,5%*
b) quadri direttivi di 3° e 4° livello	[illegible]	*178*	*2,8%*
c) restante personale	[illegible]	*1.704*	*5,8%*
Totale Società consolidate proporzionalmente	**2.007**	**1.904**	**5,4%**
Quota di pertinenza del Gruppo delle società consolidate proporzionalmente	[illegible]	952	5,5%
Totale generale	**6.765**	**6.687**	**1,2%**

2. Il numero degli sportelli operativi

Al 30 giugno 2005 gli sportelli operativi del Gruppo Cassa di Risparmio di Firenze erano 575 (inclusi i Centri imprese e private).

Note esplicative ed integrative

Area di consolidamento e partecipazioni rilevanti

1. Area di consolidamento

Le partecipazioni risultano dalle seguenti voci:

	30 giugno 2005	31 dicembre 2004	Variazione %
Partecipazioni (voce 70)	339.272	365.497	-7.2%
Partecipazioni in imprese del gruppo (voce 80)	45.509	44.919	1,3%
Totale partecipazioni	**384.781**	**410.416**	**-6,2%**

2. Partecipazioni rilevanti

Denominazione	Sede	Tipo di rapporto (1)	Patrimonio netto (2)	Utile / Perdite	Rapporto di partecipazione Società partecipate	Rapporto di partecipazione Quota %	Disponibilità voti nella assemblea ordinaria	Valore di bilancio consolidato
A. Imprese incluse nel consolidamento								
A.1 metodo integrale								
1) CASSA DI RISPARMIO DI FIRENZE S.p.A.	Firenze	1	1.176.766	91.276		-	-	
2) CASSA DI RISPARMIO DI PISTOIA E PESCIA S.p.A.	Pistoia	1	226.433	9.575	A.1.1	60,000	60,000	
CASSA DI RISPARMIO DI PISTOIA E PESCIA S.p.A. azioni di risparmio					A.1.1	52,781	0,000	
3) CASSA DI RISPARMIO DI ORVIETO S.p.A.	Orvieto (TR)	1	43.828	1.231	A.1.1	73,570	73,570	
4) CASSA DI RISPARMIO DI CIVITAVECCHIA S.p.A.	Civitavecchia (RM)	1	69.044	2.962	A.1.1	51,000	51,000	
5) CASSA DI RISPARMIO DI MIRANDOLA S.p.A.	Mirandola (MO)	1	66.845	2.038	A.1.1	94,899	99,899	
					A.1.2	5,000		
6) CASSA DI RISPARMIO DELLA SPEZIA S.p.A.	La Spezia (SP)	1	161.826	4.310	A.1.1	68,090	68,090	
7) CR FIRENZE GESTION INTERNATIONALE S.A.	Lussemburgo (Lux)	1	8.426	6.682	A.1.1	80,000	80.000	
8) CENTRO RISCOSSIONE TRIBUTI - CERIT S.p.A.	Scandicci (FI)	1	-531	-3.668	A.1.1	100,000	100.000	
9) SOCIETÀ RISCOSSIONE TRIBUTI - S.R.T. S.p.A.	La Spezia (SP)	[illegible]	5.717	141	A.1.6	100,000	100,000	
10) INFOGROUP S.p.A.	Firenze	1	7.650	1.295	A.1.1	94,000	100,000	
					A.1.2	4,000		
					A.1.3	1,000		
					A.1.4	1,000		
A.2 metodo proporzionale								
11) FINDOMESTIC BANCA S.p.A. (3)	Firenze	7	634.916	58.674	A.1.1	47,170	50,000	
					A.1.2	2.830		
B. Partecipazioni valutate al patrimonio netto								**126.525**
B.1 Controllate								*44.429*
12) IMMOBILIARE NOVA SEDE S.r.l.	Firenze	1	13.997	-240	A.1.1	100,000	100,000	19.551
13) CITY LIFE S.p.A.	Firenze	1	363	-2	A.1.1	60,000	100,000	359
					A.1.9	40,000		
14) PERSEO FINANCE S.r.l.	Conegliano (TV)	1	32	-2	A.1.1	60,000	60,000	19
15) CENTROVITA ASSICURAZIONI S.p.A.	Firenze	1	48.040	5.198	A.1.1	43,000	51,000	24.500
					A.1.2	8,00		

Denominazione	Sede	Tipo di rapporto (1)	Patrimonio netto (2)	Utile / Perdite	Rapporto di partecipazione Società partecipate	Quota %	Disponibilità voti nella assemblea ordinaria	Valore di bilancio consolidato
B.2 Collegate								*82.096*
16) CENTRO FACTORING S.p.A.	Firenze	8	42.855	2.818	A.1.1	41,763	47,692	20.439
					A.1.2	5,729		
					A.1.3	0,033		
					A.1.5	0,004		
					A.1.6	0,163		
17) CENTRO LEASING S.p.A.	Firenze	8	164.638	5.373	A.1.1	27,828	36,661	61.657
					A.1.2	7,084		
					A.1.3	1,182		
					A.1.4	0,561		
					A.1.5	0.006		
					A.1.6	0,700		
C. Altre partecipazioni rilevanti (4)								1.813
B.1 Controllate							*1.080*	
18) MIRAFIN S.p.A.	Mirandola (MO)	1	827	-309	A.1.5	100,000	100,000	956
19) TEBE TOURS S.r.l.	Mirandola (MO)	1	118	-33	A.1.5	100,000	100,000	124
B.2 Collegate							*733*	
21) SVILUPPO INDUSTRIALE S.p.A.	Pistoia	8	1.423	18	A.1.2	29,964	29,964	370
22) CENTRO SPERIMENTALE VIVAISMO S.r.l.	Pistoia	8	1.653	-66	A.1.2	20,000	20,000	317
23) ET GROUP S.p.A.	Prato	8	86	-3	B.1.13	42,724	42,724	46

1) Tipo di rapporto espresso secondo la codifica stabilita dalla Banca d'Italia, dove 1 individua il controllo ex articolo 2539 c.c. comma 1, 7 definisce il controllo congiunto ed 8 si riferisce all'impresa associata.
2) Dati desunti dalle situazioni semestrali al 30 giugno 2005 approvate dal Consiglio di Amministrazione ad eccezione dalle società indicate al punto C, per le quali sono stati utilizzati i bilanci al 31 dicembre 2004; l'importo del patrimonio netto include il risultato dell'esercizio.
3) Società capogruppo del Gruppo Findomestic; per l'elisione di tale partecipazione è stata utilizzata la relativa situazione semestrale consolidata.
4) Comprende società controllate e collegate escluse dal perimetro di consolidamento ai sensi dell'articolo 29, comma 1, lettera a) del Decreto Legislativo n.87/1992 fattispecie prevista anche dalle istruzioni per la compilazione del bilancio consolidato dei gruppi bancari, con la circolare 115 del 7 agosto 1990, ultimo aggiornamento del 24 maggio 2001.

Allegati alla relazione semestrale

Prospetto delle variazioni dei conti capitale, riserve, differenze negative di consolidamento e di patrimonio netto, fondo per rischi bancari generali e utile dell'esercizio o periodo

	Capitale	Sovrapprezzi di emissione	Riserva legale	Riserva per azioni o quote proprie	Riserve statutarie	Riserve di rivalutazione	Altre riserve	Differenze negative di consolidamento e di patrimonio netto	Fondo per rischi bancari generali	Utile d'esercizio o periodo	Totale
Saldi al 31 dicembre 2004	**647.633**	**56.319**	**128.038**	**0**	**27.824**	**1.412**	**121.191**	**555**	**66.153**	**102.307**	**1.151.432**
Destinazione dell'utile dell'esercizio 2004 della Capogruppo			6.070		24		30.500			-96.974	[illegible]
Aumento del Capitale sociale della Capogruppo a pagamento per effetto dell'attuazione del piano di incentivazione azionaria (stock option) previsto dall'articolo 5, lettera a), dello Statuto ed a seguito della delibera del Consiglio di Amministrazione del 16 ottobre 2000, su apposito mandato conferito dall'Assemblea dei Soci	465	534									[illegible]
Quota di pertinenza del Gruppo degli utili 2004 imputati alle riserve delle società consolidate integralmente			979		3.717		2.458				[illegible]
Adeguamento della riserva per azioni proprie della Capogruppo alla consistenza di tali azioni alla data di chiusura dell'esercizio				5	-5						[illegible]
Altre scritture di consolidamento							-2.860	-10		-5.333	[illegible]
Utile del primo semestre 2005										61.555	[illegible]
Saldi al 30 giugno 2005	**648.098**	**56.853**	**135.087**	**5**	**31.560**	**1.412**	**151.289**	**545**	**66.153**	**61.555**	**1.152.557**

(*) Utile della Capogruppo dell'esercizio 2004 destinato a:

• azionisti per dividendi	59.125
• Fondo per gli scopi determinati dall'Assemblea	1.255
	60.380

Allegati alla relazione semestrale

Raccordo tra patrimonio netto ed utile dell'esercizio o periodo della Capogruppo ed i rispettivi dati consolidati

Descrizione	30 giugno 2005 Patrimonio netto	30 giugno 2005 Utile del periodo	31 dicembre 2004 Patrimonio netto	31 dicembre 2004 Utile d'esercizio	30 giugno 2004 Patrimonio netto	30 giugno 2004 Utile del periodo
Capitale	648.095		647.633		645.933	
Azioni o quote proprie	-5		0		-29	
Sovrapprezzi di emissione	56.853		56.319		55.286	
Riserve	291.564		254.552		255.269	
Fondo per rischi bancari generali	62.475		62.475		62.475	
Fondi rischi su crediti	27.500		17.500		18.002	
Utile d'esercizio o periodo		[illegible]		96.974		70.563
Totale Banca CR Firenze S.p.A.	**1.086.485**	**91.276**	**1.038.479**	**96.974**	**1.036.936**	**70.563**
Riserva di consolidamento e quota di pertinenza delle altre riserve	8.453		7.333		5.669	
Fondo per rischi bancari generali di pertinenza del Gruppo	3.677		3.677		3.140	
Riserve di rivalutazione comprese nel patrimonio di pertinenza di terzi	1.412		1.412		1.412	
Fondi rischi su crediti delle società consolidate integralmente	13.586		11.892		14.172	
Utilizzo dei Fondi rischi su crediti per compensazione delle differenze positive di consolidamento	-5.138		-4.647		-4.728	
Differenze negative di consolidamento	378		386		386	
Differenze positive di consolidamento e relativo ammortamento	-253.504	[illegible]	-258.760	-39.498	-280.825	-19.891
Risultati netti delle società consolidate con il metodo integrale o con il metodo proporzionale		53.988		102.415		53.390
Attribuzione degli utili netti di pertinenza di terzi		-9.233		-16.809		-8.295
Eliminazione dei dividendi infragruppo		[illegible]		-42.409		-40.613
Eliminazione del ripianamento perdite su partecipazioni del Gruppo		3.205		0		0
Totale società consolidate con il metodo integrale o proporzionale	**-231.156**	**-26.505**	**-238.707**	**3.699**	**-260.774**	**-15.409**
Riserva di consolidamento	17.495		15.102		15.154	
Differenze negative di patrimonio netto	167		169		285	
Differenze positive di patrimonio netto e relativo ammortamento	0	0	0	-10	-211	-23
Risultati di pertinenza del Gruppo delle società valutate con il metodo del patrimonio netto		2.388		13.958		6.387
Attribuzione degli utili netti di pertinenza di terzi		-207		-649		55
Eliminazione dei dividendi infragruppo		-8.477		-6.901		-6.903
Eliminazione delle rettifiche di valore su partecipazioni valutate con il metodo del patrimonio netto		240		490		94
Eliminazione delle plusvalenze da cessione di partecipazioni valutate con il metodo del patrimonio netto		0		-4.402		-4.123
Eliminazione delle minusvalenze da cessione di partecipazioni valutate con il metodo del patrimonio netto		[illegible]		-852		-850
Totale società consolidate con il metodo del patrimonio netto	**17.662**	**-5.046**	**15.271**	**1.634**	**15.228**	**-5.363**
Totale Gruppo Banca CR Firenze	**872.991**	**61.555**	**815.043**	**102.307**	**791.390**	**49.791**

Il Patrimonio netto consolidato del Gruppo Banca CR Firenze risulta pertanto così composto:

Descrizione	30 giugno 2005 Patrimonio netto	30 giugno 2005 Utile del periodo	31 dicembre 2004 Patrimonio netto	31 dicembre 2004 Utile d'esercizio	30 giugno 2004 Patrimonio netto	30 giugno 2004 Utile del periodo
Capitale	[illegible]		647.633		645.933	
Sovrapprezzi di emissione	[illegible]		56.319		55.286	
Riserva legale	135.087		128.038		128.039	
Riserva per azioni o quote proprie	5		0		29	
Riserve statutarie	[illegible]		27.824		28.499	
Riserve di rivalutazione	1.412		1.412		1.412	
Altre riserve	[illegible]		121.191		119.525	
Differenze negative di consolidamento	[illegible]		386		386	
Differenze negative di patrimonio netto	[illegible]		169		285	
Fondo per rischi bancari generali	[illegible]		66.153		65.615	
Utile d'esercizio o periodo		[illegible]		102.307		49.791
Sub - totale	**1.091.002**	**61.555**	**1.049.125**	**102.307**	**1.045.009**	**49.791**
Azioni o quote proprie	-5		0		-29	
Differenze positive di consolidamento	[illegible]		-258.797		-280.825	
Differenze positive di patrimonio netto	0		0		-211	
Fondi rischi su crediti	[illegible]		24.715		27.446	
Totale	**872.991**	**61.555**	**815.043**	**102.307**	**791.390**	**49.791**

Allegati alla relazione semestrale

Prospetto di riconciliazione dei saldi di stato patrimoniale determinati in base ai principi contabili nazionali con i valori ottenuti applicando i principi IAS/IFRS (Redatto ai sensi dell'articolo 81-bis, 1° comma, lettera a), del Regolamento Consob)

(Importi in migliaia di euro)	31 dicembre 2004		1 gennaio 2005	30 giugno 2005			
	Saldi di bilancio (*)	Variazioni IAS/IFRS (**)	Saldi IAS/IFRS	Saldi di semestrale (*)	Variazioni IAS/IFRS (**)	Saldi IAS/IFRS	Note
Attività finanziarie detenute per la negoziazione (HFT)	712.751	42.598	755.349	640.656	47.255	687.911	1
Attività finanziarie valutate al fair value (FVO)	0	1.781.864	1.781.864	0	1.758.076	1.758.076	2
Attività finanziarie disponibili per la vendita (AFS)	1.935.427	773.173	2.708.600	2.069.783	874.791	2.944.574	3
Attività finanziarie detenute fino a scadenza (HTM)	15.620	-15.620	0	20.261	-20.261	0	4
Crediti verso banche	1.209.410	339.536	1.548.946	1.069.408	431.896	1.501.304	
- deteriorati	*0*	*0*	*0*	*0*	*0*	*0*	
- in bonis	*1.209.410*	*339.536*	*1.548.946*	*1.069.408*	*431.896*	*1.501.304*	5
Crediti verso clientela	15.844.626	-3.331.457	12.513.169	16.221.489	-3.420.918	12.800.571	
- deteriorati	*397.376*	*-40.911*	*356.465*	*380.998*	*-41.139*	*339.859*	6
- in bonis	*15.447.250*	*-3.290.546*	*12.156.704*	*15.840.491*	*-3.379.779*	*12.460.712*	7
Derivati di copertura	46.245	13.530	59.775	52.406	33.516	85.922	8
Attività materiali	311.861	157.505	469.366	302.254	158.681	460.935	9
- ad uso funzionale	*268.950*	*145.771*	*414.721*	*247.704*	*126.115*	*373.819*	
- a scopo di investimento	*42.911*	*11.734*	*54.645*	*54.550*	*32.566*	*87.116*	
Attività immateriali	304.702	3.707	308.409	295.638	25.071	320.709	
- avviamento	*268.184*	*7.590*	*275.774*	*262.334*	*28.672*	*291.006*	10
- altre attività immateriali	*36.518*	*-3.883*	*32.635*	*33.304*	*-3.601*	*29.703*	11
Attività fiscali	225.749	72.377	298.126	178.855	79.943	258.798	12
Partecipazioni in società controllate	43.990	252.994	296.984	45.509	264.975	310.484	
- consolidate con il metodo integrale	*0*	*0*	*0*	*0*	*0*	*0*	
- consolidate con il metodo del patrimonio netto	*43.990*	*252.994*	*296.984*	*45.509*	*264.975*	*310.484*	13
Partecipazioni in società collegate	83.771	-9.181	74.590	82.344	0	82.344	14
Altre attività	630.490	-66.887	563.603	804.667	-73.422	731.245	15
Totale Attivo	**21.364.642**	**14.139**	**21.378.781**	**21.783.270**	**159.603**	**21.942.873**	
Passività finanziarie di negoziazione	1.305.094	1.788.218	3.093.312	831.044	1.759.036	2.590.080	1
Passività finanziarie al costo ammortizzato	17.142.245	-2.463.799	14.678.446	18.065.308	-2.370.461	15.694.847	2
Derivati di copertura	10.554	-95	10.459	8.450	-930	7.520	3
Fondo TFR	172.742	15.147	187.889	175.619	13.741	189.360	4
Fondi di quiescenza ed altri fondi per rischi ed oneri	249.699	-42.467	207.232	259.068	-24.781	234.287	5
Passività fiscali	124.393	89.021	213.414	77.659	96.744	174.403	6
Altre passività	999.821	708.492	1.708.313	1.025.729	742.724	1.768.453	7
Totale Passivo	**20.004.548**	**94.517**	**20.099.065**	**20.442.877**	**216.073**	**20.658.950**	
Patrimonio di pertinenza di terzi	208.662	-119.351	89.311	187.831	-122.679	65.152	
Totale Patrimonio di terzi	**208.662**	**-119.351**	**89.311**	**187.831**	**-122.679**	**65.152**	

(Importi in migliaia di euro)	31 dicembre 2004		1 gennaio 2005	30 giugno 2005			
	Saldi di bilancio (*)	Variazioni IAS/IFRS (**)	Saldi IAS/IFRS	Saldi di semestrale (*)	Variazioni IAS/IFRS (**)	Saldi IAS/IFRS	Note
Capitale e sovrapprezzi di emissione	703.952	400	704.352	704.956	541	705.497	
Riserve da valutazione	0	101.870	101.870	0	114.782	114.782	
Riserva FTA	0	-85.716	-85.716	0	-85.716	-85.716	
Altre riserve	345.173	-17.941	327.232	386.051	22.481	408.532	
Utile netto dell'esercizio o periodo	102.307	40.360	142.667	61.555	14.121	75.676	
Totale Patrimonio netto	**1.151.432**	**38.973**	**1.190.405**	**1.152.562**	**66.209**	**1.218.771**	
Totale passivo + Patrimonio di terzi + Patrimonio netto	**21.364.642**	**14.139**	**21.378.781**	**21.783.270**	**159.603**	**21.942.873**	

(*) In base a quanto previsto dagli IAS/IFRS, i saldi di bilancio e di semestrale includono i valori relativi ai contratti derivati nonché le riclassifiche effettuate per tener conto delle diverse appostazioni delle voci di bilancio richieste da tali principi, le più rilevanti delle quali sono le seguenti:

- la voce Cassa e disponibilità liquide è stata riclassificata tra le Altre attività;
- i Ratei e risconti sono stati ricondotti a voci proprie, ovvero sono stati direttamente imputati alle voci alle quali si riferiscono;
- le Partecipazioni inferiori al 20% sono state classificate tra le Attività finanziarie disponibili per la vendita (AFS), mentre le altre partecipazioni sono evidenziate nelle apposite voci;
- le voci debiti verso banche, debiti verso clientela, debiti rappresentati da titoli e passività subordinate sono ricomprese nella voce Passività finanziarie al costo ammortizzato;
- i Fondi rischi su crediti sono stati portati in diminuzione dei crediti verso clientela *in bonis*;
- il Fondo per rischi bancari generali, le Riserve di rivalutazione e gli Utili (perdite) portati a nuovo sono stati ricompresi nella voce Altre riserve;
- i crediti verso l'Erario ed altri Enti pubblici inerenti l'attività di riscossione tributi sono stati riclassificati nella voce Crediti verso clientela.

(**) Tali variazioni includono gli importi inseriti in seguito al consolidamento integrale di Centrovita Assicurazioni SpA nonché i valori relativi al Gruppo Findomestic, che sono stati eliminati in quanto ai fini IAS/IFRS tale Gruppo viene consolidato con il metodo del patrimonio netto anziché con il metodo proporzionale; le suddette modifiche dell'area di consolidamento non hanno peraltro determinato alcuna rettifica del patrimonio netto. Gli importi inseriti nella colonna "Variazioni IAS/IFRS" al 31 dicembre 2004 includono anche gli effetti degli IAS 32 e 39 e degli IFRS 2 e 4 al 1° gennaio 2005.

NOTE

Di seguito vengono descritte le più significative rettifiche apportate con l'adozione degli IAS/IFRS: tali rettifiche, ad eccezione delle variazioni derivanti dalla ridefinizione dell'area di consolidamento, sono riflesse nelle voci di patrimonio netto "Riserve da valutazione" e "Riserva FTA".

ATTIVO

1 La variazione IAS/IFRS è dovuta alla rilevazione delle plusvalenze sui titoli non quotati ed alla valutazione dei derivati non di copertura al fair value, nonché all'inserimento nell'area di consolidamento di altre società controllate ovvero, principalmente, Centrovita Assicurazioni S.p.A.

2 Le società del Gruppo non hanno esercitato la cosiddetta "opzione del fair value" prevista dallo IAS 39 e non risulta pertanto presente il portafoglio delle attività finanziarie valutate al fair value, ad eccezione dei valori riferiti ad attività finanziarie connesse a polizze assicurative che ai sensi dell'IFRS 4 e dello IAS 39 sono state mantenute come contratti di investimento e valutate al fair value; conseguentemente, la rettifica è da attribuire interamente alla controllata Centrovita Assicurazioni S.p.A., consolidata per la prima volta con il metodo integrale.

3 La variazione del portafoglio *"Available for Sale"* è da imputare al nuovo criterio di valutazione delle partecipazioni minoritarie, valutate con il metodo del *fair value* in sostituzione del costo di acquisizione, alla valorizzazione al *fair value* dei titoli non quotati, precedentemente valorizzati al minore tra il costo di acquisto ed il valore di mercato, nonché alle variazioni del perimetro di consolidamento.

4 Le società del Gruppo non possiedono titoli classificati nella categoria *"Held to Maturity"* e la rettifica è pertanto interamente da attribuire alle variazioni del perimetro di consolidamento.

5 La variazione della voce Crediti verso banche è pressoché interamente da attribuire alla ridefinizione dell'area di consolidamento.

6 L'impatto sui crediti verso clientela "deteriorati" è conseguenza dell'applicazione del principio IAS 39, che prevede la determinazione del valore attuale delle previsioni di recupero.

7 I crediti verso la clientela "in bonis" si riducono per l'esclusione del Gruppo Findomestic dall'area di consolidamento e per la diversa metodologia adottata per calcolare la svalutazione collettiva dei suddetti crediti, che ha comportato l'iscrizione di ulteriori rettifiche di valore; tali rettifiche risultano parzialmente ridotte in seguito all'imputazione, in diretta diminuzione dei suddetti crediti, dell'importo dei Fondi rischi su crediti (voce 90 del passivo dello stato patrimoniale) iscritti in bilancio al 31 dicembre 2004.

8 La variazione è dovuta al cambiamento del criterio di valutazione, passato dal criterio del costo a quello del *fair value*.

9 Gli immobili ad uso funzionale, in precedenza valutati al costo storico, in sede di prima applicazione sono stati rivalutati al *fair value* (*"deemed cost"*). Parimenti, in sede di prima applicazione nonché a regime sono stati valutati al fair value gli immobili detenuti a scopo di investimento.

10 La variazione della voce Avviamento è dovuta allo storno degli ammortamenti delle differenze positive di consolidamento e dell'avviamento effettuati nel bilancio 2004 e nella semestrale 2005, rispettivamente pari a 40,7 e 21,0 milioni di Euro, all'*impairment* dell'avviamento di una società controllata, per un importo pari a 25,4 milioni di Euro, nonché alla determinazione, in base ai principi IAS/IFRS, di un minor valore dell'avviamento pagato per l'acquisizione di una società controllata, che ha comportato una rettifica di importo pari a 7,7 milioni di Euro.

11 La voce Altre attività immateriali varia pressoché esclusivamente per la ridefinizione dell'area di consolidamento.

12 La variazione della voce Attività fiscali è dovuta alla rilevazione delle imposte anticipate calcolate sulle rettifiche derivanti dall'applicazione degli IAS/IFRS nonché alla ridefinizione dell'area di consolidamento.

13 La variazione della voce Partecipazioni in società controllate è dovuta alla ridefinizione del perimetro di consolidamento in base ai principi IAS/IFRS; in particolare il Gruppo Findomestic, posseduto al 50% e precedentemente consolidato con il metodo proporzionale, è stato consolidato con il metodo del patrimonio netto, mentre altre società controllate (Centrovita Assicurazioni S.p.A., Immobiliare Nuova Sede S.r.l., City Life S.p.A., Perseo Finance S.r.l. e CR Firenze Mutui S.r.l.), in precedenza consolidate con il metodo del patrimonio netto, sono state consolidate integralmente.

14 La variazione include gli effetti sul patrimonio netto e sul risultato delle società collegate consolidate con il metodo del patrimonio netto derivanti dalla prima adozione dei principi IAS/IFRS.

15 La variazione della voce Altre attività è prevalentemente dovuta alla ridefinizione del perimetro di consolidamento ed alle rilevazioni contabili dei contratti assicurativi, effettuate dalla controllata Centrovita Assicurazioni S.p.A. in applicazione dell'IFRS 4.

PASSIVO

1 La voce raccoglie la valutazione degli strumenti derivati di negoziazione aventi *fair value* negativo nonché gli impegni derivanti dalle opzioni put emesse dalla Capogruppo su quote di terzi relative ad investimenti partecipativi: sono applicati gli stessi criteri previsti per le attività finanziarie di negoziazione.

2 Oltre alle variazioni dovute alla ridefinizione del perimetro di consolidamento, la voce accoglie rettifiche legate al calcolo del costo ammortizzato in base al tasso di interesse effettivo, alla contabilizzazione delle operazioni di copertura sui prestiti obbligazionari (cd. *"adjusted cost"*), alla contabilizzazione degli impegni derivanti dalle opzioni put emesse dalla Capogruppo su quote di terzi del patrimonio netto di società controllate ed al diverso trattamento delle obbligazioni proprie riacquistate.

3 Oltre alle variazioni dovute alla ridefinizione del perimetro di consolidamento, la voce accoglie la rettifica legata al cambiamento del criterio di valutazione, passato dal criterio del costo a quello del *fair value*.

4 La variazione della voce Fondo TFR è legata, oltre che alla ridefinizione dell'area di consolidamento, all'applicazione del principio IAS che richiede di effettuare la valutazione sulla base della stima attuariale dell'importo che l'impresa dovrà corrispondere al dipendente al momento della risoluzione del rapporto di lavoro, assimilando pertanto tale Fondo ad un'obbligazione a benefici definiti. Anche altre obbligazioni similari legate al rapporto di lavoro, come ad esempio il cosiddetto "premio di anzianità", sono state rilevate in base a stime attuariali.

5 La variazione della voce è dovuta all'applicazione del principio IAS 19, che richiede che la valutazione dei piani previdenziali a benefici definiti a favore del personale dipendente avvenga sulla base della stima attuariale dell'importo che l'impresa dovrà corrispondere al momento della risoluzione del rapporto di lavoro, nonché all'attualizzazione della stima degli accantonamenti per rischi ed oneri, secondo quanto previsto dallo IAS 37.

6 La variazione della voce Passività fiscali è dovuta alla rilevazione delle imposte differite calcolate sulle rettifiche derivanti dall'applicazione degli IAS/IFRS nonché alla ridefinizione dell'area di consolidamento.

7 La variazione della voce Altre passività è dovuta alla ridefinizione del perimetro di consolidamento ed alla contabilizzazione, effettuata dalla controllata Centrovita Assicurazioni SpA ai sensi dell'IFRS 4, delle riserve tecniche relative a polizze assicurative in base al principio dello *"shadow accounting"*.

Per ulteriori e più dettagliate informazioni in merito agli effetti connessi all'adozione degli IAS/IFRS, con particolare riferimento alle variazioni intervenute nell'area di consolidamento, si rimanda a quanto riportato nell'appendice alla presente semestrale.

Allegati alla relazione semestrale

Prospetto di riconciliazione dei saldi di conto economico determinati in base ai principi contabili nazionali con i valori ottenuti applicando i principi IAS/IFRS (Redatto ai sensi dell'articolo 81-bis, lettera a), del Regolamento Consob)

(Importi in migliaia di euro)	30 giugno 2005				
	Saldi di semestrale	Restatement società escluse dal perimetro di consolidamento (*)	Restatement società di nuova inclusione nel perimetro di consolidamento (*)	Variazioni IAS/IFRS (*)	Saldi IAS/IFRS
Interessi attivi	509.144	-173.479	17.405	5.469	358.539
Interessi passivi	-148.744	44.220	-903	-3.781	-109.208
Margine d'interesse	**360.400**	**-129.259**	**16.502**	**1.688**	**249.331**
Commissioni nette	135.845	-3.741	-9.939	-98	122.067
Altri proventi di gestione netti	69.889	-10.974	29.545	89.227	177.687
Variazioni delle riserve tecniche ramo assicurativo	0	0	-83.724	-41.653	-125.377
Profitti / (perdite) da operazioni finanziarie	18.455	0	62.073	-50.792	29.736
Dividendi	8.787	0	476	0	9.263
Utili / (perdite) delle società valutate al patrimonio netto	5.338	29.387	-2.651	-3.411	28.664
Margine di intermediazione	**598.714**	**-114.587**	**12.282**	**-5.039**	**491.370**
Costo del personale	-215.733	26.149	-1.442	329	-190.697
Altre spese amministrative	-149.773	43.255	-5.197	1	-111.714
Ammortamenti delle immobilizzazioni materiali ed immateriali	-27.536	2.216	-181	-449	-25.950
Risultato di gestione	**205.672**	**-42.967**	**5.462**	**-5.157**	**163.010**
Ammortamento dell'avviamento e delle differenze positive di consolidamento	-20.492	0	0	20.492	0
Accantonamenti per rischi ed oneri	-29.447	1.309	0	-437	-28.575
Rettifiche nette di valore su crediti ed attività finanziarie	-31.412	19.070	263	8.402	-3.677
Rettifiche nette di valore su altri elementi dell'attivo e del passivo	-2.186	0	0	49	-2.137
Utile delle attività ordinarie	**122.135**	**-22.588**	**5.725**	**23.348**	**128.620**
Proventi / (oneri) straordinari netti	9.125	-141	15	-8.999	0
Utile lordo	**131.260**	**-22.729**	**5.740**	**14.349**	**128.620**
Imposte sul reddito	-60.190	22.714	-3.193	-97	-40.766
Utile di pertinenza di terzi	-9.515	15	-2.547	-131	-12.178
Risultato del periodo	**61.555**	**0**	**0**	**14.121**	**75.676**

Le più significative variazioni dei saldi di conto economico derivanti dall'applicazione degli IAS/IFRS sono dovute a:

- eliminazione dei costi e ricavi di pertinenza di Findomestic Banca S.p.A., che ai fini IAS/IFRS viene consolidata con il metodo del patrimonio netto;
- inserimento della voce "Variazione delle riserve tecniche ramo assicurativo" e delle altre poste del bilancio delle compagnie assicurative in seguito al consolidamento della controllata Centrovita Assicurazioni S.p.A. con il metodo integrale;
- inclusione delle commissioni tra i "costi di transazione" ai fini del calcolo del costo ammortizzato per i crediti a medio e lungo termine;
- eliminazione dell'ammortamento dell'avviamento e delle differenze positive di consolidamento, in quanto le relative poste dell'attivo sono state sottoposte ad *impairment test* con esito positivo;
- riattribuzione degli oneri e dei proventi straordinari, non previsti dagli IAS/IFRS, alle altre voci del conto economico.

In apposite tabelle inserite nell'appendice della presente relazione sono infine riportati gli effetti che l'applicazione degli IAS/IFRS avrebbe avuto sullo stato patrimoniale consolidato al 31 dicembre 2004 ed al 1° gennaio 2005 nonchè sul conto economico consolidato al 31 dicembre 2004, predisposti secondo i principi contabili nazionali.

Appendice alla relazione semestrale

Prospetti di riconciliazione predisposti in applicazione dell'IFRS 1 - "Prima adozione degli International Financial Reporting Standards" e note esplicative

La prima applicazione degli IAS/IFRS da parte del Gruppo Banca CR Firenze ("Gruppo")

I principi adottati nella prima applicazione degli IAS/IFRS da parte del Gruppo Banca CR Firenze sono quelli emessi dall'International Accounting Standards Board ed omologati dalla Commissione Europea, tenendo anche conto delle interpretazioni dell'International Financial Reporting Interpretations Committee (IFRIC) per le fattispecie applicabili al Gruppo. La prima applicazione dei principi contabili internazionali al bilancio consolidato comporta la determinazione, conformemente a tali principi, dei saldi di apertura delle attività e delle passività in essere alla data di transizione agli IAS/IFRS, che corrisponde all'inizio del primo periodo posto a confronto con il primo bilancio redatto secondo gli IAS/IFRS.

In base a quanto prescritto dal principio contabile internazionale IFRS 1, alla data di transizione le differenze fra le suddette attività e passività calcolate in conformità ai principi IAS/IFRS e gli importi determinati applicando i precedenti principi contabili sono state imputate a specifiche voci di patrimonio netto, al netto del relativo effetto fiscale. In ottemperanza con le disposizioni di transizione esposte negli IAS/IFRS, il Gruppo ha applicato i principi che si prevede saranno in vigore alla data del 31 dicembre 2005 ed avranno effetti contabili dal 1° gennaio 2004, fatta eccezione per i principi IAS 32 e 39 ed IFRS 4, che disciplinano gli strumenti finanziari ed i contratti di assicurazione, adottati con effetti contabili dal 1° gennaio 2005.

Lo stato patrimoniale di apertura alla data di transizione ai nuovi principi è stato redatto applicando le seguenti regole previste dall'IFRS 1:

- sono state rilevate le attività e passività la cui iscrizione è richiesta dagli IAS/IFRS;
- sono state eliminate le attività e passività la cui iscrizione non è consentita dagli IAS/IFRS;
- sono state riclassificate le poste riferite ad un diverso tipo di attività, passività o componente di patrimonio netto in base agli IAS/IFRS;
- sono stati applicati gli IAS/IFRS nella valutazione di tutte le attività e passività rilevate in accordo con tali principi.

In particolare, gli strumenti finanziari (rappresentati da titoli, crediti, debiti, contratti derivati e partecipazioni minoritarie) sono stati riclassificati nelle nuove categorie previste dagli IAS/IFRS, come disposto dall'IFRS 1 che in sede di transizione ai principi IAS/IFRS consente l'utilizzo di tali categorie, in deroga alla regola generale che prevede l'alimentazione delle suddette voci solo al momento dell'acquisto dello strumento finanziario. I crediti verso la clientela e verso banche hanno mantenuto tale classificazione sia nel caso di crediti originati dal Gruppo sia nel caso di crediti acquistati da terzi. Hanno conservato la qualifica di crediti anche le operazioni pronti contro termine, i crediti commerciali ed i crediti originati da operazioni di leasing finanziario. Anche i conti di provvista da clientela e da banche hanno avuto una classificazione analoga alla precedente.

Ai contratti derivati è stata attribuita diversa allocazione a seconda che si tratti di contratti stipulati con finalità di *trading* od a scopo di copertura, iscrivendo i primi nelle voci "Attività finanziarie detenute per la negoziazione" o "Passività finanziarie di negoziazione", se aventi rispettivamente valore positivo o negativo, mentre i secondi, qualora siano designati come strumenti di copertura "efficaci", hanno trovato allocazione alla voce "Derivati di copertura", iscritta nell'attivo per i contratti aventi valore positivo ovvero nel passivo in caso di valore negativo. In presenza di una copertura "non efficace" o nel caso di copertura non riconosciuta dagli IAS/IFRS, i contratti derivati sono stati classificati di *trading*.

Le partecipazioni hanno mantenuto l'esposizione nelle relative voci di bilancio solo se riferibili ad investimenti partecipativi di controllo, di collegamento ovvero in *joint ventures*; tutte le altre interessenze sono state iscritte come "Attività finanziarie disponibili per la vendita". La partecipazione nella Banca d'Italia, per la sua peculiarità, è stata mantenuta iscritta al costo.

Ai fini della ridefinizione dell'area di consolidamento in seguito all'applicazione dei nuovi principi e delle loro interpretazioni, sono state individuate le partecipazioni delle quali è stato necessario effettuare il consolidamento integrale vale a dire, in particolare, Centrovita Assicurazioni S.p.A. ed Immobiliare Nuova Sede S.r.l., in precedenza escluse dalla suddetta area in quanto non esercitavano attività bancaria o finanziaria ovvero, pur esercitandola, il totale dell'attivo di bilancio non risultava significativo; inoltre, in base a quanto previsto dallo IAS 31, la *joint venture* in Findomestic Banca S.p.A. è stata consolidata con il metodo del patrimonio netto anziché con il metodo proporzionale, adottato in precedenza come richiesto dall'articolo 35 del Decreto Legislativo n. 87/1992. Infine, per quanto riguarda il consolidamento della Cassa di Risparmio della Spezia S.p.A., i relativi saldi di apertura delle voci di bilancio sono stati inclusi nei valori del bilancio consolidato al 1° gennaio 2004, per rilevare l'acquisizione del controllo a tale data ai sensi degli IAS/IFRS.
L'IFRS 1 prevede, in sede di prima applicazione degli IAS/IFRS, alcune esenzioni facoltative rispetto ai requisiti di conformità a tali principi; in particolare, il Gruppo si è avvalso delle esenzioni di seguito riportate:

- *aggregazioni di imprese*: l'esenzione riguarda la possibilità di non adottare retroattivamente le norme IAS/IFRS alle aggregazioni di imprese avvenute prima della data di prima applicazione (1° gennaio 2004). In tal modo gli avviamenti esistenti possono non essere rideterminati secondo le disposizioni previste dai principi contabili internazionali ed il valore contabile di carico di tali avviamenti iscritti nel bilancio alla prima data di transizione agli IFRS è stato pertanto riportato senza alcuna rettifica;
- *fair value o rideterminazione del valore come sostituto del costo*: l'esenzione ha consentito di utilizzare il *fair value* degli immobili alla data di passaggio agli IAS/IFRS come sostituto del costo a tale data;
- *designazione di strumenti finanziari precedentemente rilevati*: l'esenzione consente di designare gli strumenti finanziari posseduti come attività/passività valutate al *fair value* o come disponibili per la vendita alla data di transizione agli IAS/IFRS;
- *benefici ai dipendenti (trattamento di fine rapporto)*: l'esenzione ha consentito di rilevare in prima applicazione tutti gli utili e le perdite attuariali relative a periodi precedenti con imputazione al patrimonio netto;
- *opzioni con pagamenti basati su azioni*: per gli strumenti di partecipazione agli utili assegnati prima dell'entrata in vigore degli IAS/IFRS, il Gruppo si è avvalso della facoltà di non applicare l'IFRS 2 alla medesima data;
- *prima applicazione degli IAS/IFRS relativi a strumenti finanziari e contratti assicurativi*: il Gruppo si è avvalso della facoltà prevista dall'IFRS 1 di non applicare tali principi nella presentazione delle informazioni comparative relative all'esercizio 2004 in applicazione degli IAS 32 e IAS 39 e degli IFRS 2 e 4. I dati comparativi di tale esercizio relativi ai suddetti strumenti finanziari e contratti assicurativi sono pertanto esposti sulla base dei criteri di rilevazione e misurazione utilizzati per la predisposizione del bilancio al 31 dicembre 2004;
- *attività/passività cancellate*: è consentita la non iscrizione in bilancio delle attività o passività finanziarie cedute e cancellate, in base ai precedenti principi nazionali, anteriormente al 1° gennaio 2004 se tale cancellazione non rispetta i requisiti previsti dallo IAS 39. Rientrano in tale fattispecie tutte le cartolarizzazioni di attività finanziarie effettuate dal Gruppo, ai sensi della legge 130/99, in data anteriore al 1° gennaio 2004, che non sono incluse nell'area di consolidamento in quanto il relativo portafoglio crediti ceduto è stato cancellato dal bilancio della banca cedente e della società veicolo in applicazione dei precedenti principi contabili.

Si ricorda infine che il Gruppo ha ritenuto di non aderire all'opzione cosiddetta *Fair Value Option* (approvata dallo IASB in data 16 giugno 2005 e dall'Accounting Regulatory Committee in data 8 luglio 2005), ad eccezione delle polizze assicurative (contratti stipulati dalla società controllata Centrovita Assicurazioni S.p.A.) che risultavano già valorizzate al *fair value* nel bilancio al 31 dicembre 2004.

Nel successivo paragrafo "Politiche contabili" vengono illustrati i principi IAS/IFRS adottati dal Gruppo.

Politiche contabili

Principi generali di redazione

I suddetti principi sono i seguenti:

a. *continuità aziendale*: le attività, le passività e le operazioni "fuori bilancio" formano oggetto di valutazione sulla scorta dei valori di funzionamento delle società del Gruppo, in quanto destinate a durare nel tempo;
b. *competenza economica*: i costi ed i ricavi vengono rilevati nel periodo in cui maturano economicamente in relazione ai sottostanti servizi ricevuti e forniti, indipendentemente dalla data del rispettivo regolamento monetario; è applicato il criterio della correlazione fra costi e ricavi;
c. *coerenza di rappresentazione*: per assicurare la comparabilità dei dati e delle informazioni contenute nello stato patrimoniale, nel conto economico e nella nota integrativa, le modalità di rappresentazione e di classificazione vengono mantenute costanti nel tempo, a meno che il loro cambiamento non sia prescritto da un principio contabile internazionale o da una interpretazione oppure non sia diretto a rendere più significativa ed affidabile l'esposizione dei valori; quando viene modificata una determinata modalità di rappresentazione o di classificazione, la nuova modalità viene applicata - se possibile - in via retroattiva, illustrandone le ragioni e la natura ed indicandone gli effetti sulla rappresentazione della situazione del Gruppo;
d. *rilevanza ed aggregazione*: ogni classe rilevante di elementi che presentano natura o funzione simili viene esposta distintamente negli schemi di stato patrimoniale e di conto economico: gli elementi aventi natura o funzione differenti, se rilevanti, sono rappresentati separatamente;
e. *divieto di compensazione*: è applicato il divieto di compensazione, salvo che questa non sia prevista o consentita dai principi contabili internazionali o da un'interpretazione di tali principi.

Principi di consolidamento

Il consolidamento dei dati relativi alla Capogruppo, alle società controllate in via esclusiva e alle società controllate in via congiunta sono regolate dai seguenti criteri:

- *Controllate in via esclusiva*: le attività, le passività, il patrimonio netto, le operazioni "fuori bilancio", i costi ed i ricavi della Capogruppo e delle società controllate in via esclusiva, qualunque sia il tipo di attività economica dalle stesse svolta, sono aggregati nelle pertinenti voci e sottovoci del bilancio consolidato secondo il metodo del consolidamento integrale prescritto dallo IAS 27, fatte salve le elisioni riguardanti le partecipazioni nelle società controllate e le corrispondenti frazioni dei patrimoni netti di tali società nonché gli altri rapporti intragruppo di stato patrimoniale e di conto economico. L'eventuale differenza positiva emergente dal raffronto tra il valore di carico di ciascuna partecipazione e la rispettiva frazione del patrimonio netto della società controllata è iscritta come avviamento ed assoggettata alla procedura di misurazione delle perdite di valore (*impairment test*) connesse al deterioramento della situazione economica, patrimoniale o finanziaria dell'impresa ovvero di eventi che del pari possano influire sulle prospettive dell'impresa medesima e sul presumibile valore di realizzo. Se la suddetta differenza è negativa, viene registrata come ricavo nel conto economico consolidato.
- *Controllate in via congiunta*: le partecipazioni nelle società sottoposte al controllo congiunto sono valutate con il metodo del patrimonio netto, come consentito dallo IAS 31.

Area di consolidamento

L'area di consolidamento include la Capogruppo e le società da essa direttamente o indirettamente controllate, comprendendo nel perimetro di consolidamento anche le società operanti in settori di attività dissimili da quello di appartenenza della Capogruppo; analogamente, nel suddetto perimetro sono incluse anche le società veicolo costituite nell'ambito di operazio-

ni di cartolarizzazione dei crediti, quando ne ricorrono i requisiti previsti dai nuovi principi e dalle loro interpretazioni, con particolare riferimento al SIC 12 per l'esistenza di una situazione di controllo: a seguito dell'adozione dei principi IAS/IFRS, nell'area di consolidamento sono pertanto ricomprese, oltre alla Capogruppo, le seguenti società:

- Cassa di Risparmio di Pistoia e Pescia S.p.A. - società bancaria
- Cassa di Risparmio di Civitavecchia S.p.A. - società bancaria
- Cassa di Risparmio di Orvieto S.p.A. - società bancaria
- Cassa di Risparmio di Mirandola S.p.A. - società bancaria
- Cassa di Risparmio della Spezia S.p.A. - società bancaria
- Centrovita Assicurazioni S.p.A. - società assicurativa
- Centro Riscossione Tributi - CERIT S.p.A. - società finanziaria
- Società Riscossione Tributi - SRT S.p.A. - società finanziaria
- CR Firenze Gestion Internationale S.A. - società finanziaria
- Infogroup S.p.A. - società strumentale industriale
- City Life S.p.A. - società strumentale industriale
- Immobiliare Nuova Sede S.r.l. - società strumentale immobiliare
- Perseo Finance S.r.l. - società veicolo di cartolarizzazione di crediti
- CR Firenze Mutui S.r.l. - società veicolo di cartolarizzazione di crediti.

Principali aggregati di stato patrimoniale e conto economico

1. Attività finanziarie detenute per la negoziazione

(a) Criteri di classificazione

Le attività finanziarie detenute per la negoziazione ricomprendono titoli acquisiti per la normale operatività di compravendita o di tesoreria nonché gli strumenti derivati con *fair value* positivo (diversi da quelli di copertura), inclusi quelli incorporati in strumenti finanziari strutturati per i quali ricorrono le condizioni previste per lo scorporo contabile dagli strumenti finanziari sottostanti.

(b) Criteri di iscrizione e di cancellazione

L'iscrizione iniziale delle attività finanziarie avviene alla data di regolamento per i titoli di debito e di capitale e alla data di sottoscrizione per i contratti derivati; all'atto della rilevazione iniziale le attività finanziarie detenute per la negoziazione vengono rilevate al costo, inteso come *fair value* dello strumento, senza considerare i costi o proventi di transazione direttamente attribuibili allo strumento stesso.

I titoli sono inseriti nel portafoglio di negoziazione al momento del loro acquisto e non possono essere successivamente trasferiti in altri portafogli, così come titoli di altri portafogli non possono formare oggetto di trasferimento al portafoglio di negoziazione; i contratti derivati di negoziazione possono invece essere utilizzati, in un momento successivo alla loro iniziale acquisizione, per soddisfare finalità di copertura dei rischi, così come gli strumenti derivati inizialmente impiegati per finalità di copertura dei rischi sono allocati nel portafoglio di negoziazione quando vengono meno tali finalità.

I titoli oggetto di cessione a terzi sono cancellati dallo stato patrimoniale soltanto se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi titoli; in caso contrario tali titoli sono contabilizzati tra le passività verso i cessionari per l'importo corrispondente ai prezzi di cessione, inclusi i costi ed i ricavi connessi.

Le movimentazioni in entrata e in uscita dei titoli di negoziazione sono governate dal criterio della "data di regolamento", mentre gli strumenti derivati vengono rilevati in base al criterio della "data di contrattazione"; gli interessi sui titoli sono calcolati al tasso di interesse nominale, mentre gli utili e le perdite da negoziazione sono computati attribuendo alle quantità in rimanenza valori contabili determinati applicando il metodo del costo medio ponderato continuo.

(c) Criteri di valutazione

Successivamente alla rilevazione iniziale, le attività finanziarie detenute per negoziazione sono valorizzate al *fair value*; per gli strumenti finanziari quotati in mercati regolamentati (efficienti), il *fair value* è pari alle quotazioni di chiusura dei mercati.

Per gli strumenti finanziari non quotati in mercati regolamentati, il *fair value* viene stimato in base a quotazioni di strumenti simili (ove disponibili) oppure al valore attuale dei flussi di cassa attesi, tenendo conto dei diversi profili di rischio insiti negli strumenti stessi e con approcci di tipo "discount rate adjustment" o "cash flow adjustment": le perdite attese sono computate secondo le pertinenti *Probability of Default* ("PD") e *Loss Given Default* ("LGD") fornite dai sistemi interni di rating o stimate su base storico-statistica, mentre i tassi di interesse vengono definiti utilizzando curve dei tassi zero coupon. I titoli di capitale per i quali non sia possibile determinare il *fair value* con adeguato grado di affidabilità, pur applicando le linee guida sopra indicate, sono mantenuti al costo.

(d) Criteri di rilevazione delle componenti reddituali

Gli interessi e i dividendi dei titoli vengono iscritti, rispettivamente, nella voce "interessi attivi e proventi assimilati" e nella voce "dividendi e proventi assimilati": gli utili e le perdite da negoziazione sono riportati nella voce "risultato netto dell'attività di negoziazione", mentre le plusvalenze e le minusvalenze vengono registrate nella voce "risultato netto dell'attività di negoziazione".

2. Attività finanziarie disponibili per la vendita

(a) Criteri di classificazione

Le attività finanziarie disponibili per la vendita accolgono titoli acquisiti anche a fini di investimento, senza che sia per questo esclusa l'eventuale cessione; si tratta prevalentemente dei titoli delle tesorerie aziendali, nonché dei titoli di capitale che configurano partecipazioni di minoranza.

I titoli sono inseriti nel portafoglio disponibile per la vendita al momento del loro acquisto e, fatte salve le eccezioni consentite dallo IAS 39, non possono essere successivamente trasferiti in altri portafogli.

(b) Criteri di iscrizione e di cancellazione

L'iscrizione iniziale dell'attività finanziaria avviene alla data di regolamento per i titoli di debito o di capitale e viene effettuata al costo, inteso come *fair value* di tale attività; se l'iscrizione deriva da una riclassificazione di attività detenute sino a scadenza, il relativo valore è rappresentato dal *fair value* al momento del trasferimento.

I titoli oggetto di cessione a terzi sono cancellati dallo stato patrimoniale soltanto se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi titoli; in caso contrario tali titoli sono contabilizzati tra le passività verso i cessionari per l'importo corrispondente ai prezzi di cessione, inclusi i costi ed i ricavi connessi.

Le movimentazioni in entrata e in uscita delle attività finanziarie disponibili per la vendita sono governate dal criterio della "data di regolamento": gli interessi vengono calcolati al tasso interno di rendimento, mentre gli utili e le perdite da negoziazione vengono computati attribuendo alle quantità in rimanenza valori contabili determinati applicando il metodo del costo medio ponderato continuo.

I titoli di tipo strutturato, costituiti dalla combinazione di un titolo e di uno o più strumenti derivati incorporati, sono disaggregati e contabilizzati separatamente dai derivati in essi impliciti se questi presentano caratteristiche economiche e di rischio differenti dai titoli sottostanti e se sono configurabili come autonomi contratti derivati.

(c) Criteri di valutazione

Le valutazioni successive alla rilevazione iniziale vengono effettuate in base al *fair value*.

Per i titoli quotati in mercati regolamentati (efficienti), il *fair value* è pari alle quotazioni di chiusura dei mercati.

Per i titoli di debito e di capitale non quotati in mercati regolamentati, il *fair value* è stimato in base a quotazioni di titoli simili (ove disponibili) oppure al valore attuale dei flussi di cassa attesi e tenendo conto dei diversi profili di rischio insiti negli strumenti stessi con approcci di tipo "discount rate adjustment" o "cash flow adjustment"; le perdite attese sono computate secondo le pertinenti PD e LGD fornite dai sistemi interni di rating o stimate su base storico-statistica, mentre i tassi di interesse vengono definiti utilizzando curve dei tassi zero coupon.
Per le partecipazioni non quotate il *fair value* è stimato sulla scorta delle metodologie di valutazione d'azienda più pertinenti in base al tipo di attività svolta da ciascuna partecipata; tali attività vengono mantenute al valore di libro se il loro *fair value* non può essere determinato in modo affidabile. I titoli disponibili per la vendita sono inoltre sottoposti ad *impairment test* qualora ricorrano situazioni sintomatiche dell'esistenza di perdite di valore dipendenti dal deterioramento della solvibilità degli emittenti e dagli altri indicatori previsti dallo IAS 39.

(d) Criteri di rilevazione delle componenti reddituali
Gli interessi e i dividendi su titoli vengono iscritti, rispettivamente, nelle voci "interessi attivi e proventi assimilati" e "dividendi e proventi assimilati"; gli utili e le perdite da negoziazione sono riportate nella voce "utili/perdite da cessione di attività finanziarie disponibili per la vendita"; le plusvalenze e le minusvalenze derivanti dalla valutazione al *fair value* dei titoli disponibili per la vendita vengono imputate al patrimonio netto nella voce "Riserva AFS" (all'interno delle "Riserve da valutazione") e sono trasferite al conto economico al momento della cessione di tali titoli, mentre eventuali perdite derivanti dall'applicazione dei procedimenti di *impairment* vengono registrate nella voce "rettifiche di valore nette per deterioramento di attività finanziarie disponibili per la vendita".

3. Attività finanziarie valutate al *fair value*

Attualmente non è stata esercitata la cosiddetta "*opzione del fair value*" prevista dallo IAS 39 e non risulta pertanto presente il portafoglio delle attività finanziarie valutate al *fair value*, ad eccezione dei valori riferiti ad attività finanziarie connesse a polizze assicurative che ai sensi dell'IFRS 4 e dello IAS 39 sono state classificate come contratti di investimento.

4. Attività finanziarie detenute sino alla scadenza

(a) Criteri di classificazione
Il Gruppo non ha attualmente in essere il portafoglio delle attività finanziarie detenute sino alla scadenza. In tale categoria sono classificati i titoli che al momento dell'acquisto sono destinati a stabile investimento e per i quali, fatte salve le eccezioni consentite dallo IAS 39, vige il divieto di cessione o di trasferimento in altri portafogli.

(b) Criteri di iscrizione e di cancellazione
L'iscrizione iniziale dell'attività finanziaria avviene alla data di regolamento.
All'atto della rilevazione iniziale le attività finanziarie classificate nella presente categoria sono rilevate al costo, comprensivo degli eventuali costi e proventi direttamente attribuibili. Se la rilevazione in tale categoria avviene per riclassificazione delle Attività disponibili per la vendita, il *fair value* dell'attività alla data di riclassificazione viene assunto come nuovo costo ammortizzato dell'attività stessa.
I titoli eventualmente oggetto di cessione a terzi sono cancellati dal bilancio solo se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi titoli; in caso contrario tali titoli sono contabilizzati tra le passività verso i cessionari per l'importo corrispondente ai prezzi di cessione, inclusi i costi ed i ricavi connessi, rispettivamente, con le suddette passività e con i titoli ceduti.

Le movimentazioni in entrata e in uscita dei titoli detenuti sino alla scadenza sono governate dal criterio della "data di regolamento"; gli interessi vengono calcolati al tasso interno di rendimento, mentre gli utili e le perdite da cessione vengono computati attribuendo alle quantità in rimanenza valori contabili determinati applicando il metodo del costo medio ponderato continuo. I titoli di tipo strutturato, costituiti dalla combinazione di un titolo e di uno o più strumenti derivati incorporati, sono disaggregati e contabilizzati separatamente dai derivati in essi impliciti, se questi presentano caratteristiche economiche e di rischio differenti da quelle dei titoli sottostanti e se sono configurabili come autonomi contratti derivati.

(c) Criteri di valutazione

Le valutazioni successive alla rilevazione iniziale vengono effettuate secondo il principio del costo ammortizzato, sottoponendo i titoli ad *impairment test* qualora ricorrano situazioni sintomatiche dell'esistenza di perdite di valore dipendenti dal deterioramento della solvibilità degli emittenti e dagli altri indicatori previsti dallo IAS 39.

(d) Criteri di rilevazione delle componenti reddituali

Gli interessi dei titoli vengono iscritti nella voce "interessi attivi e proventi assimilati", mentre gli utili e le perdite da cessione sono riportati nella voce "utili/perdite da cessione di attività finanziarie detenute sino alla scadenza"; eventuali perdite da *impairment test* vengono registrate nella voce "rettifiche di valore nette per deterioramento di attività finanziarie detenute sino a scadenza".

5. Crediti

(a) Criteri di classificazione

Il portafoglio crediti per cassa accoglie tutte le forme tecniche verso banche e verso clientela erogati direttamente od acquistati da terzi, che prevedono pagamenti fissi o comunque determinabili.

(b) Criteri di iscrizione e di cancellazione

La prima iscrizione di un credito avviene alla data di erogazione ovvero, nel caso di un titolo di debito, alla data di regolamento, sulla base del *fair value* dello strumento finanziario, pari all'ammontare erogato od al prezzo di sottoscrizione, comprensivo dei costi/proventi direttamente riconducibili al singolo credito, per quelli oltre il breve termine, e determinabili sin dall'origine dell'operazione, ancorché liquidati in un momento successivo; sono esclusi i costi che, pur avendo le caratteristiche suddette, sono oggetto di rimborso da parte della controparte debitrice o sono inquadrabili tra i normali costi interni di carattere amministrativo. Per le operazioni creditizie concluse a condizioni diverse da quelle di mercato, il *fair value* è determinato utilizzando apposite tecniche di valutazione; la differenza rispetto all'importo erogato o al prezzo di sottoscrizione è imputata a conto economico. I crediti sono inseriti in tale portafoglio al momento dell'erogazione e non possono essere successivamente trasferiti in altri portafogli; gli interessi vengono calcolati secondo il tasso interno di rendimento.

I crediti oggetto di cessione a terzi sono cancellati dallo stato patrimoniale soltanto se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi crediti; in caso contrario tali crediti sono contabilizzati tra le passività verso i cessionari per l'importo corrispondente ai prezzi di cessione, inclusi i costi ed i ricavi connessi, rispettivamente, con tali passività e con i crediti ceduti.

Per i crediti che hanno formato oggetto di operazioni di cartolarizzazione o per i crediti oggetto di cessione prima del 1° gennaio 2004 viene utilizzata l'esenzione prevista dall'IFRS 1, che consente di applicare le regole contabili precedenti secondo le quali tali crediti vengono eliminati dallo stato patrimoniale.

(c) Criteri di valutazione

Le valutazioni successive alla rilevazione iniziale vengono effettuate secondo il principio del costo ammortizzato, sottoponendo i crediti ad *impairment test* per verificare l'esistenza di eventuali perdite di valore dipendenti dal deterioramento della solvibilità dei debitori; in particolare, il procedimento per la valutazione dello stato di *impairment test* si articola in due fasi:

1) valutazioni individuali, dirette alla selezione - nell'ambito dell'intero portafoglio prestiti - dei crediti deteriorati (problematici) ed alla determinazione del valore di presumibile realizzo attualizzato ascrivibile a tali crediti;
2) valutazioni collettive, finalizzate alla stima forfettaria delle perdite attese sui crediti in bonis.

I crediti deteriorati assoggettati a valutazione individuale sono costituiti dalle seguenti tipologie di crediti anomali:

a) sofferenze;
b) incagli;
c) esposizioni ristrutturate;
d) esposizioni insolute o sconfinanti da oltre 180 giorni.

Le perdite di valore sui singoli crediti anomali si ragguagliano alla differenza negativa tra il rispettivo valore recuperabile attualizzato ed il corrispondente costo ammortizzato: tale valore è pari al valore attuale dei flussi di cassa attesi per capitale e interessi computato in base:

1) al valore dei flussi di cassa contrattuali al netto delle perdite attese, stimate tenendo conto delle eventuali garanzie a presidio;
2) al tempo atteso di recupero, stimato tenendo conto anche delle procedure in atto per il recupero medesimo;
3) al tasso di interesse di attualizzazione, pari al tasso interno di rendimento.

Nell'ambito delle valutazioni collettive le perdite di valore dei crediti in bonis, suddivisi in categorie omogenee di rischio, si ragguagliano alle perdite attese su tali crediti computate sulla scorta delle relative PD e LGD fornite dai sistemi interni di rating ovvero stimate su base storico-statistica.

(d) Criteri di rilevazione delle componenti reddituali

Gli interessi sui crediti vengono iscritti nella voce "interessi attivi e proventi assimilati", mentre le perdite derivanti dall'applicazione dei procedimenti di *impairment test* sono registrate nella voce "rettifiche di valore nette per deterioramento di crediti" e gli utili o perdite da cessione sono riportati tra gli "utili/perdite da cessione di crediti".

6. Operazioni di copertura

(a) Criteri di classificazione

Il portafoglio delle operazioni di copertura dei rischi accoglie gli strumenti derivati impiegati con lo scopo di annullare o di ridurre i rischi di mercato ai quali sono esposti gli strumenti finanziari oggetto di copertura; tali operazioni sono dirette, in particolare, a realizzare coperture del *fair value* di alcune emissioni obbligazionarie.

Solo gli strumenti che coinvolgono una controparte esterna al Gruppo possono essere designati come strumenti di copertura.

(b) Criteri di iscrizione e di cancellazione

Ciascuna relazione di copertura viene formalmente documentata e forma oggetto dei periodici test di efficacia retrospettiva e prospettica, al fine di valutarne la tenuta; essa viene cancellata all'atto della conclusione, della revoca o della chiusura anticipata oppure quando non vengono superati i suddetti test di efficacia.

(c) Criteri di valutazione

Gli strumenti derivati di copertura sono valutati al *fair value*: anche le posizioni coperte vengono sottoposte ad analoga valutazione, tenendo conto delle sole variazioni di valore prodotte dai rischi oggetto di copertura; per effettuare tali valutazioni vengono utilizzati modelli simili a quelli adoperati per gli strumenti finanziari non quotati.

(d) Criteri di rilevazione delle componenti reddituali

Le plusvalenze e le minusvalenze degli strumenti derivati di copertura e delle posizioni coperte sono registrate nella voce "risultato netto dell'attività di copertura", mentre i differenziali maturati sugli strumenti derivati di copertura vengono rilevati nelle voci "interessi attivi e proventi assimilati" o "interessi passivi e oneri assimilati".

7. Partecipazioni

(a) Criteri di classificazione

Il portafoglio partecipazioni accoglie le interessenze in *joint ventures* nonché nelle società collegate, sulle quali viene esercitata un'influenza significativa; tale influenza si presume, salvo prova contraria, pari ad almeno 20% dei diritti di voto nelle società sottostanti.

(b) Criteri di iscrizione e di cancellazione

Alla data di prima iscrizione di ciascuna partecipazione viene calcolata la differenza tra il costo - inclusivo degli eventuali oneri accessori - e la quota di pertinenza del *fair value* delle attività nette identificabili della società partecipata; la suddetta differenza avente segno positivo, resta inclusa nel costo delle partecipazioni a titolo di avviamento e non viene ammortizzata, mentre l'eventuale differenza avente segno negativo viene registrata come ricavo nel conto economico.
Le attività finanziarie vengono cancellate dallo stato patrimoniale al venir meno dei diritti finanziari sui flussi finanziari delle attività stesse o quando l'attività viene ceduta trasferendo sostanzialmente tutti i rischi ed i benefici ad essa connessi.

(c) Criteri di valutazione

Le partecipazioni sono valutate con il metodo del patrimonio netto; successivamente alla data di acquisizione il valore iniziale di ogni partecipazione è aumentato o ridotto della pertinente quota dei risultati economici di periodo della partecipata e viene diminuito dei dividendi riscossi. Ove emergano sintomi di deterioramento economico-finanziario di una società partecipata, la relativa partecipazione è sottoposta all'*impairment test* per verificare l'esistenza di eventuali perdite durature di valore.

(d) Criteri di rilevazione delle componenti reddituali

Le differenze negative di patrimonio netto emergenti all'atto della prima iscrizione delle partecipazioni, le variazioni successive corrispondenti alla pertinente quota dei risultati economici di periodo delle società partecipate nonché le eventuali perdite derivanti dall'applicazione dei procedimenti di *impairment* vengono registrate nella voce "utili/perdite delle partecipazioni valutate al patrimonio netto".

8. Attività materiali

(a) Criteri di classificazione

Le attività materiali includono sia i beni ad uso funzionale sia quelli detenuti per investimento e sono pertanto destinate ad essere utilizzate nella produzione o nella fornitura di beni e servizi; sono inoltre inclusi nella suddetta voce i beni utilizzati nei contratti di leasing finanziario ancorché la titolarità giuridica degli stessi rimanga alla società locatrice.

(b) Criteri di iscrizione e di cancellazione

Le attività materiali sono iscritte inizialmente in base ai relativi costi di acquisto, inclusivi degli eventuali oneri accessori; le spese di natura straordinaria successivamente sostenute vengono portate ad incremento dei costi iniziali, se accrescono il valore, la vita utile o la capacità produttiva dei beni sottostanti; un'immobilizzazione materiale viene cancellata dallo stato

patrimoniale al momento della sua dismissione o quando il bene è permanentemente ritirato dall'uso e dalla sua dismissione non sono attesi benefici economici futuri.

(c) Criteri di valutazione

Le valutazioni successive delle attività materiali ad uso funzionale di durata limitata sono effettuate in base al principio del costo ridotto per ammortamenti, rivalutato in sede di prima applicazione degli IAS/IFRS al *fair value* quale "*deemed cost*" ricorrendo ad apposite stime peritali effettuate da qualificate entità esterne ovvero da tecnici iscritti negli Albi Professionali; dal valore contabile degli immobili da ammortizzare viene scorporato il valore dei terreni sottostanti, da non ammortizzare in quanto beni di durata illimitata, utilizzando appropriate stime per gli immobili acquisiti prima dell'entrata in vigore degli IAS/IFRS. La durata degli ammortamenti si ragguaglia alla vita utile delle attività da ammortizzare ed il relativo profilo temporale viene determinato secondo il metodo a quote costanti. Le attività materiali ad uso funzionale sono anche sottoposte ad *impairment test*, qualora ricorrano situazioni sintomatiche dell'esistenza di perdite durevoli di valore.
Le attività materiali detenute per investimento sono sottoposte alla valutazione basata sul *fair value*, che viene periodicamente determinato ricorrendo ad apposite stime peritali effettuate da qualificate entità esterne ovvero da tecnici iscritti negli Albi Professionali.

(d) Criteri di rilevazione delle componenti reddituali

Gli ammortamenti periodici e le eventuali perdite durature di valore delle attività materiali ad uso funzionale sono iscritti nella voce "rettifiche di valore nette su attività materiali"; le plusvalenze e le minusvalenze determinate in base alla valutazione al *fair value* delle attività materiali detenute per investimento sono registrate nella voce "risultato netto della valutazione al *fair value* delle attività materiali".

9. Attività immateriali

(a) Criteri di classificazione

Le attività immateriali includono i fattori intangibili di produzione ad utilità pluriennale, il cui costo può essere misurato in modo affidabile e a condizione che si tratti di elementi identificabili, cioè protetti da riconoscimento legale oppure negoziabili separatamente dagli altri beni aziendali.

(b) Criteri di iscrizione e di cancellazione

Le attività immateriali sono iscritte inizialmente in base ai relativi costi di acquisto, inclusivi degli eventuali oneri accessori; le spese successivamente sostenute vengono portate ad incremento dei costi iniziali nel caso in cui accrescono il valore o la capacità produttiva dei beni sottostanti.
Gli avviamenti sono registrati per un valore pari alla differenza, avente segno positivo, tra i costi sostenuti per acquisire le aziende od i complessi aziendali sottostanti e la corrispondente frazione del patrimonio netto.
Un'immobilizzazione immateriale viene cancellata dallo stato patrimoniale al momento della sua dismissione e qualora non siano attesi benefici economici futuri.

(c) Criteri di valutazione

Le valutazioni successive delle attività immateriali di durata limitata vengono effettuate in base al principio del costo ridotto per ammortamenti.
La durata degli ammortamenti si ragguaglia alla vita utile delle attività da ammortizzare; il relativo profilo temporale viene determinato secondo il metodo a quote costanti; le attività immateriali sono anche sottoposte ad *impairment test*, qualora ricorrano situazioni sintomatiche dell'esistenza di perdite durevoli di valore.

Gli avviamenti e le attività immateriali aventi durata illimitata, da non assoggettare pertanto ad ammortamento, sono periodicamente sottoposti ad *impairment test*, ragguagliando le perdite di valore all'eventuale differenza negativa tra il valore contabile del patrimonio netto ed il valore recuperabile del settore di attività del Gruppo, determinati secondo i criteri di segmentazione economica posti a base dell'informativa di settore richiesta dalla Banca d'Italia, al quale ciascun avviamento od attività immateriale appartiene: il valore recuperabile è pari al maggiore tra il valore d'uso ed il valore di scambio (valore corrente al netto dei costi di transazione) del settore considerato, entrambi stimati sulla scorta delle metodologie di valutazione d'azienda più pertinenti secondo il tipo di attività.

(d) Criteri di rilevazione delle componenti reddituali
Gli ammortamenti periodici e le eventuali perdite durature di valore vengono registrati nella voce "rettifiche di valore nette su attività immateriali", mentre le perdite durature di valore ascrivibili agli avviamenti e alle attività immateriali di durata illimitata sono imputate, rispettivamente, nelle voci "rettifiche di valore su avviamenti" e "rettifiche di valore nette su attività immateriali".

10. Attività non correnti in via di dismissione

Attualmente non risultano presenti attività non correnti in via di dismissione.

11. Passività finanziarie di negoziazione

(a) Criteri di classificazione
Le suddette passività finanziarie accolgono gli scoperti tecnici generati dall'attività di negoziazione titoli e tutti gli strumenti derivati aventi *fair value* negativo, diversi da quelli destinati alla copertura dei rischi e ivi inclusi gli strumenti derivati incorporati in strumenti finanziari strutturati per i quali ricorrono le condizioni dello scorporo contabile dagli strumenti finanziari sottostanti.

(b) Criteri di iscrizione e di cancellazione
(c) Criteri di valutazione
(d) Criteri di rilevazione delle componenti reddituali
Sono applicati i medesimi criteri previsti per le attività finanziarie detenute per la negoziazione.

12. Passività finanziarie al costo ammortizzato

(a) Criteri di classificazione
I debiti, i titoli in circolazione e le passività subordinate accolgono tutte le passività finanziarie di debito, diverse dalle passività di negoziazione, che configurano le forme tipiche della provvista di fondi realizzata presso la clientela o presso banche oppure incorporata in titoli, al netto, pertanto, degli eventuali ammontari riacquistati: sono inoltre inclusi i debiti iscritti dal locatario nell'ambito di operazioni di leasing finanziario.
Le suddette passività finanziarie sono allocate in tale portafoglio al momento della acquisizione dei fondi e non possono essere successivamente trasferite tra le passività di negoziazione, così come passività di negoziazione non possono formare oggetto di trasferimento tra le suddette passività finanziarie.

(b) Criteri di iscrizione e di cancellazione

La prima iscrizione delle passività finanziarie in esame avviene all'atto della ricezione delle somme raccolte o dall'emissione dei titoli di debito ed è effettuata sulla base del *fair value* di tali passività, normalmente pari all'ammontare incassato od al prezzo di emissione, rettificato degli eventuali costi e/o proventi aggiuntivi direttamente attribuibili alla singola operazione di provvista o di emissione e non rimborsati dalla controparte creditrice; sono esclusi i costi interni di carattere amministrativo.

Il *fair value* delle suddette passività finanziarie eventualmente emesse a condizioni fuori mercato è oggetto di apposita stima e la differenza rispetto al valore di mercato è imputata direttamente a conto economico.

Le movimentazioni in entrata e in uscita delle predette passività finanziarie per effetto di operazioni di emissione o di compravendita a pronti sono governate dal criterio della "data di regolamento"; le passività emesse e successivamente riacquistate vengono cancellate dal passivo.

Gli interessi sono calcolati secondo il tasso interno di rendimento; gli utili e le perdite derivanti dal riacquisto di passività vengono computati attribuendo alle quantità in rimanenza valori contabili stimati secondo il metodo del costo medio ponderato continuo.

Le passività finanziarie di tipo strutturato, costituite dalla combinazione di un titolo e di uno o più strumenti derivati incorporati, sono disaggregate e contabilizzate separatamente dai derivati in esse impliciti, se questi presentano caratteristiche economiche e di rischio differenti da quelle dei titoli sottostanti e se sono configurabili come autonomi contratti derivati.

Le passività finanziarie in esame sono cancellate dallo stato patrimoniale quando risultano scadute o estinte nonché in presenza di riacquisto di titoli precedentemente emessi; la differenza tra valore contabile della passività e l'ammontare pagato per acquistarla viene registrato a conto economico.

Il ricollocamento sul mercato di titoli propri successivamente al loro riacquisto è considerato come una nuova emissione con iscrizione al nuovo prezzo di collocamento, senza alcun effetto a conto economico.

(c) Criteri di valutazione

Dopo la rilevazione iniziale, le suddette passività finanziarie vengono valutate al costo ammortizzato in base al metodo del tasso di interesse effettivo; fanno eccezione le passività a breve termine, che rimangono iscritte per il valore incassato.

(d) Criteri di rilevazione delle componenti reddituali

Gli interessi vengono iscritti nella voce "interessi passivi e oneri assimilati"; mentre gli utili e le perdite derivanti dal riacquisto di passività sono riportati nella voce "utile/perdita da acquisto di passività finanziarie".

13. Fondo TFR

(a) Criteri di classificazione

(b) Criteri di iscrizione e di cancellazione

(c) Criteri di valutazione

Il trattamento di fine rapporto del personale viene iscritto sulla base del suo valore attuariale, determinato annualmente sulla base delle stime effettuate da un attuario esterno indipendente; ai fini dell'attualizzazione si utilizza il metodo della proiezione unitaria del credito che prevede la proiezione degli esborsi futuri sulla base di analisi storico-statistiche e della curva demografica e l'attualizzazione finanziaria di tali flussi sulla base di un tasso d'interesse di mercato. I contributi versati in ciascun esercizio sono considerati come unità separate, rilevate e valutate singolarmente ai fini della determinazione dell'obbligazione finale.

(d) Criteri di rilevazione delle componenti reddituali
Gli accantonamenti relativi al Fondo TFR nonché gli utili e le perdite attuariali eventualmente emergenti vengono imputati al conto economico nella voce "spese per il personale"; nei casi in cui l'elemento temporale risulti significativo, gli accantonamenti vengono attualizzati utilizzando i tassi correnti di mercato.

14. Fondi di quiescenza e altri fondi per rischi e oneri

(a) Criteri di classificazione
(b) Criteri di iscrizione e di cancellazione
(c) Criteri di valutazione
Fondi di quiescenza
Tali Fondi sono costituiti in attuazione di accordi aziendali ed il relativo impegno viene determinato come segue:
- valore attuale dell'obbligazione a benefici definiti assunta dalla data di chiusura;
- più (meno) ogni profitto (perdita) non riconosciuto derivante dalla applicazione della metodologia attuariale;
- meno gli eventuali costi previdenziali relativi alle prestazioni passate non ancora rilevate;
- meno il *fair value* delle attività a servizio del piano alla data di chiusura.

I costi per il servizio del piano sono contabilizzati a conto economico.

Altri fondi per rischi ed oneri
Gli altri fondi per rischi ed oneri accolgono gli accantonamenti relativi ad obbligazioni attuali originate da un evento passato per le quali sia probabile l'esborso di risorse economiche per l'adempimento dell'obbligazione stessa, sempre che possa essere effettuata una stima attendibile del relativo ammontare.
Laddove l'elemento temporale sia significativo, gli accantonamenti vengono attualizzati utilizzando i tassi correnti di mercato, rilevando l'accantonamento a conto economico.

Criteri di rilevazione delle componenti reddituali
Gli accantonamenti a fronte dei fondi in esame vengono contabilizzati nella voce "accantonamenti netti ai fondi per rischi e oneri", salvo quelli relativi al trattamento previdenziale integrativo interno del personale, da iscrivere nella voce "spese per il personale": nella suddetta voce rientrano inoltre gli accantonamenti, effettuati su base sia analitica che collettiva, relativi alla stima dei possibili esborsi connessi al rischio di credito sulle garanzie e sugli impegni.

15. Operazioni in valuta

(a) Criteri di classificazione
(b) Criteri di iscrizione e di cancellazione
Al momento della rilevazione iniziale le operazioni in valuta estera vengono convertite in euro, applicando all'importo in valuta estera il tasso di cambio in vigore alla data di tali operazioni.
(c) Criteri di valutazione
Alla data di riferimento la conversione in euro delle attività e delle passività in valuta avviene in base ai seguenti criteri:
1. per gli elementi monetari (crediti, titoli di debito, passività finanziarie), utilizzando i tassi di cambio a pronti correnti alla data di chiusura;
2. per gli elementi non monetari (titoli di capitale) valutati al costo, in base ai tassi di cambio a pronti correnti alla data delle sottostanti operazioni (tassi di cambio storici), salvo per le perdite derivanti dall'applicazione dei procedimenti di *impairment*, per la cui conversione si applicano i tassi di cambio a pronti correnti alla data di chiusura;

3. per gli elementi non monetari (titoli di capitale) valutati al *fair value*, in base ai tassi di cambio a pronti correnti alla data di chiusura.

(d) Criteri di rilevazione delle componenti reddituali
Le differenze di cambio sono registrate nella voce "risultato netto dell'attività di negoziazione", ad eccezione delle differenze riferibili alle riserve da valutazione dei titoli disponibili per la vendita, che sono imputate direttamente a tali riserve.

16. Attività e passività fiscali

(a) Criteri di classificazione
Le attività e le passività fiscali correnti rappresentano, rispettivamente, le eccedenze dei pagamenti effettuati e gli obblighi non ancora assolti per le imposte sul reddito dell'esercizio corrente o di esercizi precedenti.
Le attività e le passività fiscali differite configurano, rispettivamente, le imposte sul reddito recuperabili in esercizi futuri per effetto di differenze temporanee deducibili o di perdite fiscali riportabili e le imposte sul reddito pagabili in esercizi futuri per effetto di differenze temporanee tassabili.

(b) Criteri di iscrizione e di cancellazione
Le attività e le passività fiscali sono compensate quando esiste il diritto legalmente riconosciuto di compensarle e il Gruppo intende regolarle su base netta; in applicazione del "balance sheet liability method" le passività fiscali differite vengono sempre rilevate (ad esclusione di quelle concernenti l'avviamento) e le attività fiscali differite sono contabilizzate solo se i redditi imponibili attesi in futuro sono ritenuti sufficienti ad assorbire le differenze temporanee deducibili e le perdite fiscali riportabili e sempre che discendano da fattori identificati e non ripetibili.

(c) Criteri di rilevazione delle componenti reddituali
Le attività e le passività fiscali, sia correnti sia differite, vengono registrate in contropartita della voce "imposte sul reddito dell'esercizio dell'operatività corrente", a meno che siano imputabili al patrimonio netto od all'avviamento in quanto collegate, rispettivamente, a transazioni i cui risultati interessano direttamente il patrimonio netto o ad operazioni di aggregazione societaria.

17. Altre informazioni

Opzioni put
Gli impegni derivanti dalle opzioni put emesse dalla Capogruppo su quote di terzi del patrimonio netto di società controllate sono iscritti nello stato patrimoniale tra le passività finanziarie al costo ammortizzato, per un valore pari al valore attuale dei relativi prezzi d'esercizio.

Attività e passività assicurative
Le riserve tecniche relative a contratti assicurativi ai sensi dell'IFRS 4 sono rilevate tra le "Altre passività" e le corrispondenti riserve tecniche a carico dei riassicuratori sono riportate tra le "Altre attività"; i relativi criteri di valutazione sono in linea con quanto indicato dall'Associazione di categoria delle imprese assicurative (ANIA) nonché con la bozza di informativa predisposta dall'istituto di vigilanza di tali imprese (ISVAP). Le componenti reddituali tipiche dell'attività assicurativa non attribuibili ad altre voci del conto economico sono incluse tra le "variazioni delle riserve tecniche ramo assicurativo".

Azioni proprie
Le eventuali azioni proprie detenute vengono portate in diretta diminuzione del patrimonio netto; analogamente, il costo originario di tali azioni e gli utili e le perdite derivanti dalla loro successiva vendita sono rilevati come movimenti del patrimonio netto.

Pagamenti basati su azioni
I piani di stock options e stock granting a favore dei dipendenti deliberati dalla Capogruppo rappresentano pagamenti basati su azioni ed i relativi *fair value* nonché i corrispondenti incrementi del patrimonio netto vengono determinati con riferimento al *fair value* delle rispettive opzioni alla data di assegnazione, considerando componenti negativi di reddito (spese per il personale) gli importi determinati basandosi su quanto previsto dai suddetti piani, tenendo conto del valore di mercato delle azioni; in particolare, per quanto riguarda i piani di stock options tale valore, che costituisce un costo per l'azienda dal momento in cui il piano viene deliberato fino alla data dell'esercizio dell'opzione (c.d. "vesting period"), viene calcolato ripartendo i relativi oneri sulla base delle regole previste nella delibera di assegnazione (esclusione dei dimissionari, stima di raggiungimento di obiettivi prefissati, prezzo di esercizio, ecc.) e rilevato in conto economico secondo il principio di competenza, in contropartita di patrimonio netto, stimando anche la percentuale di esercizio del piano nel periodo di durata dello stesso.

Riconoscimento dei ricavi
I ricavi sono riconosciuti nel momento in cui sono percepiti o comunque quando è probabile che saranno ricevuti i benefici futuri e tali benefici possono essere quantificati in modo attendibile; in particolare:
- gli interessi di mora, eventualmente previsti in via contrattuale, sono contabilizzati nel conto economico solo al momento del loro effettivo incasso;
- i dividendi vengono rilevati in conto economico al momento in cui viene deliberata la distribuzione per cassa;
- i ricavi derivanti dall'intermediazione di strumenti finanziari di negoziazione, determinati dalla differenza tra il prezzo di transazione ed il *fair value* dello strumento, vengono riconosciuti a conto economico in sede di rilevazione dell'operazione se il *fair value* è determinabile con riferimento a parametri o transazioni recenti osservabili sullo stesso mercato nel quale lo strumento è negoziato, mentre i proventi relativi a strumenti finanziari per i quali la suddetta misurazione non è possibile affluiscono al conto economico lungo la durata dell'operazione.

Cartolarizzazioni
Anche dopo l'entrata in vigore dei principi IAS/IFRS si ritiene che le società veicolo costituite ai sensi della legge n. 130 del 1999 possano continuare a rilevare le operazioni di cartolarizzazione soltanto nella nota integrativa. Infatti, poiché i crediti cartolarizzati costituiscono per legge un "patrimonio separato" a beneficio dei portatori dei titoli emessi dalla società veicolo per finanziare l'acquisto dei crediti stessi, tali attività e passività rispettano le condizioni stabilite dal paragrafo 19 dello IAS 39 (il cosiddetto accordo "pass-through") per la "derecognition" delle attività oggetto di cessione; al contrario, le società cedenti potranno continuare a cancellare dal proprio attivo le attività cedute soltanto se avranno trasferito sostanzialmente tutti i rischi ed i benefici connessi con tali attività.
Con riferimento alle operazioni di cartolarizzazione effettuate ai sensi della legge n. 130 del 1999 poste in essere prima della data di transizione agli IAS/IFRS (1° gennaio 2004), l'IFRS 1 ha previsto una specifica deroga all'applicazione delle regole sulla "derecognition" per le cessioni di attività finanziarie avvenute prima di tale data (si veda l'IFRS 1, paragrafi 27 e 27A); in virtù di tale deroga, per le operazioni di cartolarizzazione effettuate in data anteriore al 1° gennaio 2004 l'impresa può decidere di continuare ad applicare le previgenti regole contabili oppure applicare le disposizioni dello IAS 39 in modo retroattivo, da una data scelta dall'impresa stessa. Il Gruppo ha deciso di avvalersi della suddetta deroga, la quale si ritiene produca effetti che consistono nella non reiscrizione dei crediti cartolarizzati, non solo ai fini del bilancio individuale della società cedente ma anche ai fini del bilancio individuale della società veicolo nonché del bilancio consolidato della società cedente, in quanto la cancellazione dei crediti da parte della società veicolo e delle società cedenti è avvenuta nel passato in applicazione di precise disposizioni nazionali in materia di bilancio.

Prospetti di riconciliazione e note esplicative delle variazioni derivanti dall'applicazione dei principi IAS/IFRS

Premessa

I prospetti di riconciliazione riportati nella presente appendice sono stati redatti in applicazione delle disposizioni contenute nell'IFRS 1 "Prima applicazione degli International Financial Reporting Standards ("FTA"), recepite e disciplinate dalla Consob con la delibera n. 14990 del 14 aprile 2005, che ha modificato il Regolamento emittenti in materia di "Informativa societaria" periodica. Tali prospetti, essendo stati redatti ai fini della transizione ai principi contabili internazionali, non devono intendersi sostitutivi delle maggiori informazioni che saranno fornite in occasione della redazione del primo bilancio redatto in piena conformità ai principi IAS/IFRS. In particolare, i prospetti sono privi dei dati comparativi e delle note esplicative richiesti per rappresentare in modo completo la situazione patrimoniale-finanziaria ed il risultato economico consolidato in conformità ai principi IAS/IFRS.

Nei suddetti prospetti è riportata la riconciliazione del patrimonio netto al 1° gennaio 2004 ed al 31 dicembre 2004, con esclusione degli IAS 32 e 39 e dell'IFRS 4, ed al 1° gennaio 2005, nonché la riconciliazione, con esclusione degli IAS 32 e 39 e dell'IFRS 4, del risultato economico al 31 dicembre 2004; in apposite tabelle vengono inoltre evidenziati gli effetti che l'applicazione degli IAS/IFRS avrebbe avuto sullo stato patrimoniale consolidato al 31 dicembre 2004 ed al 1° gennaio 2005 nonché sul conto economico consolidato al 31 dicembre 2004 predisposti secondo i principi contabili italiani.

I valori contenuti nei suddetti prospetti potrebbero subire variazioni qualora, prima della pubblicazione del bilancio consolidato del 31 dicembre 2005, fossero introdotti nuovi principi contabili internazionali, venissero cambiati principi già in vigore ovvero risultassero mutate le relative interpretazioni con efficacia retroattiva: si segnala inoltre che nel caso in cui anche la vigente normativa fiscale subisse nel frattempo modifiche, potrebbe rendersi necessario ricalcolare l'effetto fiscale connesso alla prima applicazione dei nuovi principi.

I prospetti di riconciliazione di seguito esposti, corredati da note esplicative dei criteri di redazione e delle voci che figurano in tali prospetti, sono oggetto di revisione contabile da parte della nostra società di revisione, come richiesto dalla delibera Consob sopra indicata.

L'analisi delle nuove regole contabili e la relativa applicazione hanno determinato in sede di FTA gli impatti sul patrimonio netto e sull'utile netto di seguito descritti; in particolare, i suddetti impatti sono stati rilevati nelle seguenti voci del patrimonio netto:

- "Riserva FTA", se riferiti ad aggiustamenti che nei futuri esercizi non determineranno un interessamento del conto economico;
- "Riserve da valutazione", nel caso in cui derivassero da rilevazioni che potrebbero variare nel corso dei futuri esercizi per effetto delle valutazioni delle relative poste di bilancio e che verranno pertanto imputati al conto economico solo al momento dell'effettivo realizzo.

Prospetto di riconciliazione previsto dall'IFRS 1 - Prima adozione degli International Financial Reporting Standards (redatto ai sensi dell'articolo 81-bis, 1° comma, lettera b), del Regolamento Consob)

(Importi in migliaia di euro)

Variazioni al netto dell'effetto fiscale	Capitale e sovrapprezzi	Riserve	Riserva FTA	Utile netto	Totale
Saldi risultanti dal bilancio al 31 dicembre 2003	**620.527**	**308.355**	**0**	**95.463**	[illegible]
Variazioni per "First Time Adoption" principi IAS/IFRS (esclusi IAS 32 e 39 ed IFRS 2 e 4)	*0*	*56.747*	*-24.360*	*0*	[illegible]
Attività materiali		67.336	26.026		[illegible]
Attività immateriali			-35.003		[illegible]
Fondo TFR			-11.992		[illegible]
Fondi di quiescenza ed altri fondi per rischi ed oneri			-5.563		[illegible]
Variazioni di valore delle società consolidate con il metodo del patrimonio netto			2.172		[illegible]
Variazioni del patrimonio netto di pertinenza di terzi		-10.589			[illegible]
Saldi al 1° gennaio 2004 in base ai principi IAS/IFRS (esclusi IAS 32 e 39 ed IFRS 2 e 4)	**620.527**	**365.102**	**-24.360**	**95.463**	[illegible]
Saldi risultanti dal bilancio al 31 dicembre 2004	**703.952**	**345.173**	**0**	**102.307**	[illegible]
Variazioni per "First Time Adoption" principi IAS/IFRS (esclusi IAS 32 e 39 ed IFRS 2 e 4)	*0*	*56.747*	*-24.360*	*0*	[illegible]
Variazioni saldi IAS/IFRS nell'esercizio 2004 (esclusi IAS 32 e 39 ed IFRS 2 e 4)	*0*	*0*	*0*	*40.360*	[illegible]
Attività materiali				-759	[illegible]
Attività immateriali				40.194	[illegible]
Fondo TFR				-3.559	[illegible]
Fondi di quiescenza ed altri fondi per rischi ed oneri				2.809	[illegible]
Variazioni di valore delle società consolidate con il metodo del patrimonio netto				236	[illegible]
Variazioni del patrimonio netto di pertinenza di terzi				1.439	[illegible]
Saldi al 31 dicembre 2004 in base ai principi IAS/IFRS (esclusi IAS 32 e 39 ed IFRS 2 e 4)	**703.952**	**401.920**	**-24.360**	**142.667**	[illegible]
Variazioni saldi IAS/IFRS per "First Time Adoption" IAS 32 e 39 ed IFRS 2 e 4	*400*	*27.182*	*-61.356*	*0*	[illegible]
Attività finanziarie detenute per la negoziazione (HFT)			15.618		[illegible]
Attività finanziarie disponibili per la vendita (AFS)		34.534			[illegible]
Attività finanziarie valutate al fair value (FVO)			483		[illegible]
Crediti verso clientela			-31.207		[illegible]
Derivati attivi di copertura			8.470		[illegible]
Derivati passivi di copertura			-1.027		[illegible]
Passività finanziarie di negoziazione			-18.611		[illegible]
Passività finanziarie al costo ammortizzato			-26.219		[illegible]
Variazioni di valore delle società consolidate con il metodo del patrimonio netto			-8.463		[illegible]
Variazioni del patrimonio netto di pertinenza di terzi		-7.352			[illegible]
Stock Options	400		-400		[illegible]
Saldi al 1° gennaio 2005 in base ai principi IAS/IFRS	**704.352**	**429.102**	**-85.716**	**142.667**	**1.190.405**

Note esplicative delle variazioni derivanti dall'applicazione dei principi IAS/IFRS

Attività materiali

Storno dell'ammortamento dei fabbricati detenuti a scopo di investimento e dei terreni

I principi contabili internazionali prevedono che l'ammortamento dei cespiti avvenga in funzione della vita utile degli stessi o dei singoli componenti che li costituiscono qualora essi abbiano vita utile differente. Tale approccio comporta, nel caso degli immobili, la necessità di dover scorporare dal valore di iscrizione dei fabbricati la componente attribuibile al terreno sottostante, in base all'assunto che il terreno non è soggetto a deperimento e l è pertanto di durata illimitata, con il conseguente storno delle quote di ammortamento pregresse riconducibili alla suddetta componente, procedendo alla contabilizzazione separata dei valori dei fabbricati e della quota da imputare al terreno sottostante ed eliminando la quota del fondo ammortamento riferibile alla componente terreno. Al fine di determinare il valore da attribuire al terreno, sono state eseguite apposite perizie sugli immobili ricorrendo a stime peritali effettuate da qualificate entità esterne ovvero da tecnici iscritti negli Albi Professionali; gli immobili detenuti ad uso funzionale conservano il processo di ammortamento. Infine, per quanto riguarda i fabbricati detenuti a scopo di investimento, i principi IAS/IFRS prevedono che su tale categoria di immobili non vengano calcolati ammortamenti e si è pertanto proceduto allo storno del fondo ammortamento pregresso.

L'effetto positivo sul patrimonio netto derivante dallo storno de suddetti ammortamenti risulta pari ad 26,0 milioni di Euro ed è stato imputato nella voce "Riserva FTA".

Rivalutazione degli immobili

Come consentito dall'IFRS 1, in sede di prima applicazione per gli immobili disciplinati dallo IAS 16 è stato adottato il *fair value* al 1° gennaio 2004 in sostituzione del costo ("deemed cost") e la conseguente rivalutazione è stata effettuata ricorrendo ad apposite stime peritali redatte da qualificate entità esterne ovvero da tecnici iscritti negli Albi Professionali; gli immobili detenuti a scopo di investimento, disciplinati dallo IAS 40, sia in sede di prima applicazione che a regime sono sottoposti alla valutazione basata sul *fair value*, determinato secondo le modalità precedentemente descritte per gli immobili ad uso funzionale.

L'effetto positivo sul patrimonio netto relativo alle suddette rivalutazioni, pari ad Euro 67,3 milioni, è stato imputato nella voce "Riserve da valutazione".

L'effetto negativo sul risultato netto dell'esercizio 2004 derivante dall'applicazione dei principi contabili sopra esposti risulta pari a 0,8 milioni di Euro ed include il ricalcolo delle quote di ammortamento relative agli immobili ad uso funzionale e la variazione del *fair value* degli immobili detenuti a scopo di investimento.

Attività immateriali

Impairment test degli avviamenti e delle differenze positive di consolidamento

I principi IAS/IFRS non consentono l'ammortamento dei beni a vita utile indefinita, tra i quali sono compresi l'avviamento e le differenze positive di consolidamento rilevate in occasione dell'acquisizione delle società controllate; tali attività devono essere valutate sistematicamente almeno una volta all'anno, sulla base del valore recuperabile determinato attraverso il cosiddetto *impairment test*. A tal fine, è stato effettuato l'*impairment test* sulle differenze positive di consolidamento che ha comportato, rispetto ai principi contabili nazionali, la necessità di rettificare parzialmente il valore iscritto nel bilancio consolidato al 31 dicembre 2003 afferente la controllata Cassa di Risparmio di Mirandola S.p.A.: di conseguenza, il patrimonio netto al 1° gennaio 2004 è stato diminuito per un importo pari a 23,7 milioni di Euro, sul quale non viene calcolato l'effetto fiscale in quanto è applicabile il regime di *partecipation exemption*.

Ai fini dello svolgimento dell'*impairment test* ai sensi dello IAS 36 è stato stimato il valore in uso dell'attività come somma del valore attuale dei flussi di casa operativi da questa generati. Il metodo di valutazione adottato per tale stima è il "Dividend

Discount Model" nella versione "Excess Capital", basato sull'assunzione che il valore economico di una banca sia dato dall'attualizzazione di un flusso di dividendi tale da non condizionare il livello di patrimonializzazione ritenuto necessario per assicurare lo sviluppo atteso della banca. La valutazione è stata effettuata sulla base dei flussi finanziari derivanti dal business plan relativo ad un periodo di durata pari a cinque anni; i flussi finanziari successivi a tale periodo sono stati estrapolati sulla base di un tasso stimato di crescita a lungo termine in termini di Prodotto Bancario Lordo (raccolta totale + impieghi) della banca. Il tasso di sconto applicato per attualizzare i dividendi futuri è il "Cost of Equity" determinato applicando il "Capital Asset Pricing Model". In linea con la prassi valutativa del settore, al valore della partecipazione è stato infine applicato un "premio di controllo".
In base ai principi IAS/IFRS, per quanto riguarda l'avviamento iscritto in bilancio secondo i precedenti principi contabili in seguito all'acquisizione della filiale di Bologna dell'ex Banco di Napoli S.p.A., il valore recuperabile è risultato superiore al valore iscritto in bilancio, mentre è stato rideterminato al 1° gennaio 2004 il valore delle differenze positive di consolidamento rilevate per l'acquisizione del controllo della Cassa di Risparmio della Spezia S.p.A., comportando la riduzione del patrimonio netto per un ammontare pari a 11,3 milioni di Euro; inoltre, a seguito all'applicazione dei principi sopra indicati, sono state stornate dal conto economico dell'esercizio 2004 le quote di ammortamento dell'avviamento e delle differenze positive di consolidamento relative a tale esercizio, complessivamente pari a 40,2 milioni di Euro.

Fondo TFR

Il trattamento di fine rapporto è stato considerato assimilabile ad un'obbligazione a benefici definiti e pertanto rideterminato secondo valori attuariali e non più come previsto dalla specifica normativa italiana.
L'applicazione di detto principio ha comportato una riduzione del patrimonio netto al 1° gennaio 2004 pari a 12,0 milioni di Euro ed una riduzione dell'utile dell'esercizio 2004 pari a 3,6 milioni di Euro.

Fondi di quiescenza ed altri fondi per rischi ed oneri

Fondi di quiescenza
I principi IAS/IFRS richiedono che la valutazione dei piani previdenziali a benefici definiti a favore del personale dipendente avvenga sulla base della stima attuariale dell'importo che l'impresa dovrà corrispondere al momento della risoluzione del rapporto di lavoro. Per i piani pensionistici a benefici definiti sono state, pertanto, ottenute le valutazioni da parte di attuari esterni indipendenti, rettificando gli stanziamenti nei casi in cui i valori determinati in precedenza non risultassero in linea con le disposizioni degli IAS/IFRS.
L'applicazione di detto principio ha comportato una riduzione del patrimonio netto al 1° gennaio 2004 pari a 4,8 milioni di Euro ed una riduzione dell'utile dell'esercizio 2004 pari a 0,7 milioni di Euro.

Altri fondi per rischi ed oneri
I principi IAS/IFRS richiedono che l'importo dell'accantonamento sia rappresentato dal valore attuale dell'onere che si stima sarà necessario per estinguere l'obbligazione. Tra i fondi presenti in bilancio il fattore temporale è stato ritenuto rilevante solo per quelli costituiti a fronte di cause passive ed azioni revocatorie, considerati i tempi normalmente lunghi necessari per la conclusione del contenzioso. Tali stanziamenti sono stati, quindi, rettificati per tenere conto del loro valore attuale. I criteri sopra esposti vengono applicati anche ai fondi di quiescenza per i quali è previsto contrattualmente una limitazione dell'impegno a carico dell'azienda.
Le obbligazioni legate al rapporto di lavoro, quali ad esempio il premio di anzianità erogato ai dipendenti al raggiungimento del 25° anno di servizio presso alcune società del Gruppo, sono state rilevate in base a stime attuariali indipendenti. Peraltro, poiché l'applicazione di detto principio era già stato adottato ai fini del bilancio consolidato 2004 redatto in base ai principi

contabili nazionali, si è reso necessario stornare l'accantonamento del suddetto premio effettuato in sede di bilancio 2004.
L'applicazione della metodologia sopra illustrata ha comportato una riduzione del patrimonio netto al 1° gennaio 2004 pari a 0,8 milioni di Euro ed un effetto positivo sul risultato dell'esercizio 2004 pari a 3,5 milioni di Euro.

Attività finanziarie detenute per la negoziazione

Valutazione al fair value dei titoli di trading e dei contratti derivati connessi nonché dei contratti derivati di trading per i quali i principi IAS/IFRS impongono la valutazione al fair value
In questa categoria sono comprese le attività finanziarie detenute per la negoziazione acquisite per la normale operatività di compravendita o di tesoreria; sono inoltre stati inclusi i valori positivi dei derivati, ad eccezione dei contratti designati come efficaci strumenti di copertura, classificati in apposite voci dello stato patrimoniale.
I titoli classificati tra le attività finanziarie detenute per la negoziazione devono essere valutati al *fair value*, con iscrizione nel conto economico dei risultati valutativi; tale criterio viene applicato anche per i titoli non quotati, in precedenza valorizzati al minore tra il costo d'acquisto ed il valore di mercato. Si è pertanto proceduto alla determinazione del *fair value* dei titoli non quotati inclusi nelle suddette categorie attraverso una stima sulla base di quotazioni di strumenti simili (ove disponibili) oppure al valore attuale dei flussi di cassa attesi, tenendo conto dei diversi profili di rischio insiti negli strumenti stessi e con approcci di tipo "discount rate adjustment" o "cash flow adjustment"; le perdite attese sono computate secondo le pertinenti PD e LGD fornite dai sistemi interni di rating o stimate su base storico-statistica, mentre i tassi di interessi vengono definiti utilizzando le curve dei tassi zero coupon. I titoli di capitale per i quali non sia possibile determinare il *fair value* con adeguato grado di affidabilità sono mantenuti al costo. Per gli strumenti finanziari quotati in mercati regolamentati efficienti, il *fair value* è pari alle quotazioni di chiusura dei mercati.
L'applicazione della metodologia sopra illustrata, unitamente alla rilevazione al *fair value* dei derivati impliciti, ha comportato un aumento del patrimonio netto al 1° gennaio 2005 pari a 15,6 milioni di Euro.

Attività finanziarie valutate al *fair value*

La voce in oggetto è interamente relativa ai valori riferiti ad attività finanziarie connesse a polizze assicurative che ai sensi dell'IFRS 4 e dello IAS 39 rientrano tra i contratti di investimento e sono valutate al *fair value*.
L'applicazione dei suddetti principi ha comportato un aumento del patrimonio netto al 1° gennaio 2005 pari a 0,5 milioni di Euro.

Attività finanziarie disponibili per la vendita

Le suddette attività finanziarie accolgono titoli originariamente acquisiti anche a fini di investimento, senza che sia per questo esclusa l'eventuale cessione. I principi IAS/IFRS prevedono la valutazione al *fair value* degli strumenti finanziari classificati nella categoria delle attività finanziarie disponibili per la vendita; l'effetto di tale valutazione deve essere imputato direttamente ad una riserva del patrimonio netto sino al momento del realizzo.

Valutazione al fair value degli investimenti partecipativi
In sede di prima applicazione sono stati classificati nella voce "Attività finanziarie disponibili per la vendita" gli investimenti partecipativi ritenuti durevoli che non sono qualificabili come di controllo, di collegamento od in *joint ventures*. Tali investimenti, che precedentemente erano valorizzati al costo, sono stati valutati al *fair value* stimato, per i titoli non quotati, sulla base delle metodologie di valutazione d'azienda più pertinenti tenendo conto del tipo di attività svolta da ciascuna partecipata; tali

attività vengono mantenute al costo se il loro *fair value* non può essere determinato in modo attendibile. La partecipazione nella Banca d'Italia, per la sua peculiarità, è stata mantenuta iscritta al costo.
L'effetto sul patrimonio netto della valutazione al *fair value* degli investimenti partecipativi, positivo per 26,7 milioni di Euro, è stato iscritto nella voce "Riserve da valutazione" al 1° gennaio 2005.

Valutazione al fair value dei titoli di debito
In sede di prima applicazione sono stati classificati nella voce "Attività finanziarie disponibili per la vendita" i titoli di debito che non sono detenuti per attività di *trading* e che non presentano le caratteristiche per essere classificati tra le attività detenute sino alla scadenza o tra i crediti. L'effetto della transizione è collegato alla valorizzazione al *fair value* dei titoli non quotati, precedentemente valorizzati al minore tra il costo di acquisto ed il valore di mercato. Il *fair value* dei titoli non quotati inclusi nelle suddette categorie è stato stimato sulla base di quotazioni di strumenti simili (ove disponibili) oppure al valore attuale dei flussi di cassa attesi, tenendo conto dei diversi profili di rischio insiti negli strumenti stessi e con approcci di tipo "discount rate adjustment" o "cash flow adjustment; le perdite attese sono computate secondo le pertinenti PD e LGD fornite dai sistemi interni di rating o stimate su base storico-statistica, mentre i tassi di interessi vengono definiti utilizzando le curve dei tassi zero coupon. Per i titoli quotati in mercati regolamentati efficienti, il *fair value* è pari alle quotazioni di chiusura dei mercati.
L'effetto sul patrimonio netto della valutazione al *fair value* dei titoli di debito, positivo per 21,4 milioni di Euro e principalmente riconducibile al portafoglio titoli della controllata Centrovita Assicurazioni S.p.A., è stato iscritto nella voce "Riserve da valutazione" al 1° gennaio 2005.

Impatto sulle riserve tecniche assicurative dello "shadow accounting"
Ai sensi dell'IFRS 4, la società controllata Centrovita Assicurazioni S.p.A. ha riclassificato tra le riserve tecniche relative a polizze assicurative incluse nella voce "Altre passività" le plusvalenze e le minusvalenze latenti attribuibili agli assicurati.
L'effetto sul patrimonio netto al 1° gennaio 2005 di tale principio ha comportato una riduzione pari a 13.5 milioni di Euro.

Crediti verso clientela

Valutazione analitica dei crediti deteriorati (effetto attualizzazione)
I principi IAS/IFRS richiedono che la valutazione delle attività finanziarie iscritte al costo ammortizzato avvenga sulla base del valore attuale dei flussi finanziari attesi. I crediti deteriorati, che presentano evidenze che fanno ritenere non pienamente recuperabile il loro valore, devono essere valutati analiticamente tenendo conto anche dei tempi di recupero delle esposizioni creditizie determinando, rispetto a quanto effettuato in virtù dei precedenti principi contabili, il valore attuale delle previsioni di recupero. Per le sofferenze tali previsioni sono stimate anche in base ad eventuali garanzie a presidio ed attualizzate per tenere conto dei tempi stimati di rientro degli importi utilizzando, non essendo disponibili i tassi originari delle singole posizioni, il "prime rate ABI" vigente al momento del passaggio delle posizioni a sofferenza. E' stata prevista una distribuzione temporale dei flussi di recupero analitica per le posizioni più significative e su base statistica per le restanti posizioni. Per gli incagli sono state attualizzate le posizioni con piano di rientro oltre i 12 mesi in base ai tassi interni di rendimento delle singole posizioni, definendo la distribuzione temporale in relazione al piano di rientro o alle serie storiche dei tempi medi di durata del recupero dei crediti, delle procedure esecutive immobiliari e delle procedure concorsuali.

Valutazione collettiva dei crediti in bonis
I crediti non svalutati analiticamente devono essere valutati "collettivamente", attraverso la loro suddivisione in categorie omogenee di rischio e la determinazione per ognuna di esse di riduzioni di valore stimate sulla base di esperienze storiche di perdite. La determinazione degli accantonamenti sui crediti vivi è stata effettuata sulla base di PD e LGD determinate utilizzando il sistema di rating interno ovvero stimate su base storico-statistica. L'effetto derivante dall'applicazione della metodologia sopra esposta è stato ridotto dell'importo iscritto al 31 dicembre 2004 nella voce 90 del passivo dello stato patrimoniale (Fondi rischi su crediti).

Rettifica per effetto dell'applicazione del costo ammortizzato
Il Gruppo non ha determinato il costo ammortizzato per i crediti in essere al 1° gennaio 2005 (data di transizione per lo IAS 39), considerata la scarsa rilevanza della stima dei pregressi costi e ricavi di transazione ancora da ammortizzare a tale data.
L'applicazione dei principi sopra illustrati ha comportato una riduzione del patrimonio netto al 1° gennaio 2005 pari a 31,2 milioni di Euro.

Derivati di copertura

Il portafoglio delle operazioni di copertura dei rischi accoglie gli strumenti derivati impiegati con lo scopo di annullare o di ridurre i rischi di mercato ai quali sono esposti gli strumenti finanziari oggetto di copertura: gli strumenti utilizzati per le operazioni in essere (*fair value hedge*) sono i contratti derivati, stipulati per realizzare coperture del *fair value* di alcune emissioni obbligazionarie. Le nuove regole hanno comportato la revisione dei criteri di contabilizzazione e valutazione delle operazioni di copertura.
In sede di prima adozione dei principi IAS/IFRS, le poste patrimoniali il cui valore di mercato è oggetto di copertura ed i correlati contratti derivati di copertura sono stati valutati al *fair value*, mentre in base ai principi contabili nazionali venivano iscritti al costo.
Al 1° gennaio 2005 l'applicazione dei principi sopra illustrati afferenti i derivati attivi e passivi di copertura ha comportato, rispettivamente, un aumento del patrimonio netto pari a 8,5 milioni di Euro ed una riduzione di tale patrimonio pari a 1,0 milioni di Euro.

Passività finanziarie di negoziazione

Valutazione al fair value dei contratti derivati di trading
I principi IAS/IFRS impongono la valutazione al *fair value* dei contratti derivati, che comprendono le passività finanziarie detenute per la negoziazione, inclusi i valori negativi dei contratti derivati ad eccezione dei contratti designati come efficaci strumenti di copertura, classificati in apposite voci dello stato patrimoniale; in tali passività figura inoltre l'impegno derivante dalle opzioni put emesse dalla Capogruppo su quote di terzi relative ad investimenti partecipativi classificati tra le attività disponibili per la vendita ed anch'essi valutati al *fair value*.

Valutazione al fair value dei contratti derivati impliciti nelle obbligazioni emesse
I principi IAS/IFRS richiedono che i contratti derivati vengano rilevati in bilancio separatamente anche se sono incorporati in altri strumenti finanziari (i cosiddetti "strumenti finanziari strutturati"), qualora tali strumenti non siano valutati al *fair value* con imputazione delle variazioni dello stesso a conto economico; in sede di prima applicazione si è pertanto proceduto a scomporre i prestiti strutturati emessi nelle due componenti, estrapolando dal valore di carico del prestito obbligazionario il valore delle opzioni implicite in oggetto.
L'applicazione delle metodologie sopra illustrate ha comportato una riduzione complessiva del patrimonio netto al 1° gennaio 2005 pari a 18,7 milioni di Euro.

Passività finanziarie al costo ammortizzato

Rettifica per effetto dell'applicazione del costo ammortizzato
Le passività finanziarie vengono valutate al costo ammortizzato in base al metodo del tasso di interesse effettivo; fanno eccezione le passività a breve termine, che rimangono iscritte per il valore nominale.

Contabilizzazione delle operazioni di copertura (cd. "adjusted cost")
Il valore degli strumenti oggetto di copertura è stato rettificato tenendo conto delle sole variazioni di *fair value* prodotte dai rischi oggetto di copertura.

Obbligazioni proprie
I principi IAS/IFRS richiedono che l'eventuale riacquisto di obbligazioni proprie sia trattato come un'estinzione di passività e che le relative obbligazioni debbano pertanto essere classificate a riduzione del passivo.

Opzioni put
In base a quanto previsto dai principi IAS/IFRS l'impegno derivante dalle opzioni put emesse dalla Capogruppo su quote di terzi del patrimonio netto di società controllate è stato rilevato tra le passività finanziarie dello stato patrimoniale, per un importo pari al valore attuale dell'ammontare del relativo rimborso.
L'applicazione dei principi sopra illustrati ha comportato una riduzione del patrimonio netto al 1° gennaio 2005 pari a 26,2 milioni di Euro.

Variazioni di valore delle società consolidate con il metodo del patrimonio netto

Le suddette variazioni includono gli effetti derivanti dalla prima adozione degli IAS/IFRS sul patrimonio netto e sul risultato dell'esercizio delle società consolidate con il metodo del patrimonio netto (società collegate e *joint ventures*).

Variazioni del patrimonio netto di pertinenza di terzi

Le suddette variazioni sono relative agli effetti derivanti dalla prima adozione degli IAS/IFRS attribuibili a terzi.

Stock options

I principi IAS/IFRS, a differenza dei principi contabili adottati in precedenza, richiedono che il valore corrente dei compensi in azioni (le cosiddette *stock options*), rappresentato dal *fair value* delle opzioni, venga rilevato nel conto economico al momento della loro assegnazione a dipendenti od amministratori e ripartito nel periodo intercorrente tra la data di assegnazione e quello di maturazione, con la contropartita iscritta in una riserva di patrimonio netto. Le disposizioni previste dal principio IFRS 2 devono essere applicate per i piani assegnati dopo il 7 novembre 2002 e non ancora maturati al 1° gennaio 2005. Il piano di *stock options* attualmente in vigore è stato deliberato dal consiglio di amministrazione del 31 luglio 2003 e maturerà nell'intervallo tra il 1° agosto 2006 ed il 1° agosto 2009. Per tale piano è stato determinato il *fair value* delle opzioni assegnate e si è provveduto a destinare alla voce "Riserva FTA" l'importo di competenza degli anni 2003 e 2004.

Effetti fiscali

L'impatto sul patrimonio netto derivante dalla prima applicazione degli IAS/IFRS è stato calcolato al netto del relativo effetto fiscale; tale effetto è stato determinato in base alla legislazione vigente, ivi compreso il Decreto Legislativo n. 38/2005.
Di seguito si riportano, in apposite tabelle, gli effetti che l'applicazione degli IAS/IFRS avrebbe avuto sullo stato patrimoniale consolidato al 31 dicembre 2004 ed al 1° gennaio 2005 nonché sul conto economico consolidato al 31 dicembre 2004, predisposti secondo i principi contabili nazionali.

Prospetto di riconciliazione dei saldi di stato patrimoniale determinati in base ai principi contabili nazionali con i valori ottenuti dall'applicazione dei principi IAS / IFRS

	Saldi di bilancio ITGAAPs 31/12/2004	Restatement società escluse dal perimetro di consolidamento (*)	Restatement società di nuova inclusione nel perimetro di consolidamento (**)	Variazioni IAS/IFRS esclusi IAS 32 e 39 ed IFRS 2 e 4	Saldi di bilancio IAS/IFRS 31/12/2004	Variazioni IAS 32 e 39 ed IFRS 2 e 4	Saldi di bilancio IAS/IFRS 01/01/2005
Attività finanziarie detenute per la negoziazione (HFT)	712.751	[illegible]	[illegible]		[illegible]	24.949	755.349
Attività finanziarie valutate al fair value (FVO)	0	[illegible]	[illegible]		[illegible]	771	1.781.864
Attività finanziarie disponibili per la vendita (AFS)	1.935.427	[illegible]	[illegible]		[illegible]	60.826	2.708.600
Attività finanziarie detenute fino a scadenza (HTM)	15.620	[illegible]	0		0	0	0
Crediti verso banche	1.209.410	[illegible]	[illegible]		[illegible]	7	1.548.946
- deteriorati	*0*	[illegible]	[illegible]			*0*	*0*
- in bonis	*1.209.410*	[illegible]	[illegible]		[illegible]	*7*	*1.548.946*
Crediti verso clientela	15.844.626	[illegible]	[illegible]		[illegible]	-46.577	12.513.169
- deteriorati	*397.376*		[illegible]		[illegible]	*-40.911*	*356.465*
- in bonis	*15.447.250*	[illegible]	[illegible]		[illegible]	*-5.666*	*12.156.704*
Derivati di copertura	46.245		[illegible]		[illegible]	13.530	59.775
Attività materiali	311.861	[illegible]	[illegible]	150.538	[illegible]		469.366
- ad uso funzionale	*268.950*	[illegible]	[illegible]	*120.368*	[illegible]		*414.721*
- a scopo di investimento	*42.911*	[illegible]	[illegible]	*30.170*	[illegible]		*54.645*
Attività immateriali	304.702	[illegible]	[illegible]	7.587	[illegible]		308.409
- avviamento	*268.184*	[illegible]	[illegible]	*7.590*	[illegible]		*275.774*
- altre attività immateriali	*36.518*	[illegible]	[illegible]	*-2*	[illegible]		*32.635*
Attività fiscali	225.749	[illegible]	[illegible]	11.163	[illegible]	38.815	298.126
Partecipazioni in società controllate	43.990	[illegible]	[illegible]	2.119	[illegible]		296.984
- consolidate con il metodo integrale	*0*	[illegible]	[illegible]	*0*	[illegible]		*0*
- consolidate con il metodo del patrimonio netto	*43.990*	[illegible]	[illegible]	*2.119*	[illegible]		*296.984*
Partecipazioni in società collegate	83.771	[illegible]	[illegible]	-9.227	[illegible]		74.590
Altre attività	630.490	[illegible]	[illegible]		[illegible]	-16	563.603
Totale Attivo	**21.364.642**	**-2.838.559**	**2.598.211**	**162.180**	**21.286.475**	**92.304**	**21.378.781**
Passività finanziarie di negoziazione	1.305.094	[illegible]	[illegible]		[illegible]	25.195	3.093.312
Passività finanziarie al costo ammortizzato	17.142.245	[illegible]	[illegible]		[illegible]	197.278	14.678.446
Derivati di copertura	10.554	[illegible]	[illegible]		[illegible]	1.640	10.459
Fondo TFR	172.742	[illegible]	[illegible]	23.211	[illegible]		187.889
Fondi di quiescenza ed altri fondi per rischi ed oneri	249.699	[illegible]	[illegible]	4.112	[illegible]		207.232
Passività fiscali	124.393		[illegible]	56.264	[illegible]	28.703	213.414
Altre passività	999.821	[illegible]	[illegible]		[illegible]	21.595	1.708.313
Totale Passivo	**20.004.548**	**-2.838.559**	**2.575.078**	**83.587**	**19.824.655**	**274.410**	**20.099.065**
Patrimonio di pertinenza di terzi	208.662	[illegible]	[illegible]	5.846	[illegible]	-148.330	89.311
Totale Patrimonio di terzi	**208.662**	**0**	**23.133**	**5.846**	**237.641**	**-148.330**	**89.311**

	Saldi di bilancio ITGAAPs 31/12/2004	Restatement società esclusi dal perimetro di consolidamento (*)	Restatement società di nuova inclusione nel perimetro di consolidamento (**)	Variazioni IAS/IFRS esclusi IAS 32 e 39 ed IFRS 2 e 4	Saldi di bilancio IAS/IFRS 31/12/2004	Variazioni IAS 32 e 39 ed IFRS 2 e 4	Saldi di bilancio IAS/IFRS 01/01/2005
Capitale e sovrapprezzi di emissione	703.952	0	0		703.952	400	704.352
Riserve da valutazione	0	0	0	67.336	67.336	34.534	101.870
Riserva FTA	0	0	0	-24.360	-24.360	-61.356	-85.716
Altre riserve	345.173	[illegible]	0	-10.589	334.584	-7.352	327.232
Risultato dell'esercizio o periodo	102.307	[illegible]	0	40.360	142.667	0	142.667
Totale Patrimonio di Gruppo	1.151.432	0	0	72.747	1.224.179	-33.774	1.190.405
Totale Passivo + Patrimonio netto + Patrimonio di terzi	21.364.642	-2.838.559	2.598.211	162.180	21.286.475	92.304	21.378.781

(*) La colonna include i valori afferenti al Gruppo Findomestic che viene consolidato, ai fini IAS/IFRS, con il metodo del patrimonio netto, mentre in base ai principi contabili nazionali veniva consolidato con il metodo proporzionale.

(**) La colonna include i valori afferenti ad alcune società controllate (principalmente Centrovita Assicurazioni S.p.A. ed Immobiliare Nuova Sede S.r.l.), che in base ai principi contabili nazionali venivano consolidate con il metodo del patrimonio netto.

Prospetto di riconciliazione dei saldi di conto economico determinati in base ai principi contabili nazionali con i valori ottenuti dall'applicazione dei principi IAS / IFRS

(Importi in migliaia di euro)	Saldi di bilancio ITGAAPs 31/12/2004	Restatement società escluse dal perimetro di consolidamento (*)	Restatement società di nuova inclusione nel perimetro di consolidamento (**)	Variazioni IAS/IFRS	Saldi di bilancio IAS/IFRS 31/12/2004
Interessi attivi	975.589	-329.181	25.884	0	672.292
Interessi passivi	-303.750	97.929	-1.633	0	-207.454
Margine d'interesse	**671.839**	**-231.252**	**24.251**	**0**	**464.838**
Commissioni nette	285.619	-7.800	-17.142	0	260.677
Altri proventi di gestione netti	110.674	-17.162	57	0	93.569
Variazioni riserve tecniche ramo assicurativo	0	0	-45.618	0	-45.618
Profitti / (perdite) da operazioni finanziarie	35.458	0	70.094	0	105.552
Dividendi	8.582	-31	580	0	9.131
Utili / (perdite) delle società valutate al patrimonio netto	13.703	52.439	-6.264	236	60.114
Margine di intermediazione	**1.125.875**	**-203.806**	**25.958**	**236**	**948.263**
Spese per il personale	-414.035	47.615	-2.572	-6.279	-375.271
Altre spese amministrative	-270.234	77.711	-10.327	0	-202.850
Ammortamenti delle immobilizzazioni materiali ed immateriali	-59.848	5.389	-326	-1.212	-55.997
Risultato di gestione	**381.758**	**-73.091**	**12.733**	**-7.255**	**314.145**
Ammortamento dell'avviamento e delle differenze positive di consolidamento	-40.610	0	0	40.610	0
Accantonamenti per rischi ed oneri	-17.987	3.415	57	5.159	-9.356
Rettifiche nette di valore su crediti ed attività finanziarie	-95.368	38.185	427	-3.108	-59.864
Rettifiche nette di valore su altri elementi dell'attivo e del passivo	-620	0	0	0	-620
Utile delle attività ordinarie	**227.173**	**-31.491**	**13.217**	**35.406**	**244.305**
Proventi / (oneri) straordinari netti	102	-3.200	-10	3.108	0
Utile lordo	**227.275**	**-34.691**	**13.207**	**38.514**	**244.305**
Imposte sul reddito	-107.848	35.030	-7.189	407	-79.600
Utile di pertinenza di terzi	-17.120	-339	-6.018	1.439	-22.038
Utile netto	**102.307**	**0**	**0**	**40.360**	**142.667**

(*) La colonna include i valori afferenti al Gruppo Findomestic che viene consolidato, *ai fini IAS/IFRS, con il metodo del patrimonio netto, mentre in base* ai principi contabili nazionali veniva consolidato con il metodo proporzionale.

(**) La colonna include i valori afferenti ad alcune società controllate (principalmente Centrovita Assicurazioni S.p.A. ed Immobiliare Nuova Sede S.r.l.), che in base ai principi contabili nazionali venivano consolidate con il metodo del patrimonio netto.

Relazione della Società di Revisione

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

Relazione della società di revisione sulla revisione limitata della relazione semestrale redatta ai sensi dell'art. 81-bis del Regolamento Consob adottato con Delibera n. 11971 del 14 maggio 1999 e successive modifiche ed integrazioni

Agli Azionisti della
Banca CR Firenze SpA

1. Abbiamo effettuato la revisione contabile limitata dei prospetti contabili consolidati e delle relative note esplicative ed integrative inclusi nella relazione semestrale al 30 giugno 2005 della Banca CR Firenze SpA. La responsabilità della redazione della relazione semestrale compete agli Amministratori della Banca CR Firenze SpA. E' nostra la responsabilità della redazione della presente relazione in base alla revisione contabile limitata svolta. Abbiamo inoltre verificato la parte delle note contenente le informazioni sulla gestione ai soli fini della verifica della concordanza con la restante parte della relazione semestrale.

2. Il nostro lavoro è stato svolto secondo i criteri per la revisione contabile limitata raccomandati dalla Consob con Delibera n. 10867 del 31 luglio 1997. La responsabilità della revisione contabile limitata dei dati semestrali di alcune società controllate, che rappresentano circa il 17,4% delle attività consolidate e circa il 26,7% dei proventi ordinari consolidati, è di altri revisori. La revisione contabile limitata è consistita principalmente nella raccolta di informazioni sulle poste dei prospetti contabili e sull'omogeneità dei criteri di valutazione, tramite colloqui con la direzione della società, e nello svolgimento di analisi di bilancio sui dati contenuti nei prospetti contabili. La revisione contabile limitata ha escluso procedure di revisione quali sondaggi di conformità e verifiche o procedure di validità delle attività e delle passività ed ha comportato un'estensione di lavoro significativamente inferiore a quella di una revisione contabile completa svolta secondo gli statuiti principi di revisione. Di conseguenza, diversamente da quanto effettuato sul bilancio consolidato di fine esercizio, non esprimiamo un giudizio professionale di revisione sulla relazione semestrale.

3. Per quanto riguarda i dati comparativi relativi al bilancio consolidato dell'esercizio precedente presentati nei prospetti contabili e quelli presentati nell'Appendice Separata alla relazione semestrale relativamente ai prospetti di riconciliazione IFRS, si fa riferimento alle nostre relazioni emesse in data 11 aprile 2005 e in data 24 ottobre 2005.

   I dati comparativi della relazione semestrale dell'anno precedente redatti secondo le norme di legge ed i principi contabili previgenti sono stati da noi precedentemente assoggettati a revisione contabile limitata, per i quali si fa riferimento alla nostra relazione emessa in data 14 settembre 2004.

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P. IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob - Altri Uffici: **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 - **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 – **Firenze** 50129 Viale Milton 65 Tel. 0554627100 - **Genova** 16121 Piazza Dante 7 Tel. 01029041 - **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 - **Padova** 35137 Largo Europa 16 Tel. 0498762677 - **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 - **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 - **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 - **Trento** 38100 Via Manzoni 16 Tel. 0461237004 – **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 – **Udine** 33100 Via Poscolle 43 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel. 0458002561

PRICEWATERHOUSECOOPERS

4. Sulla base di quanto svolto, non siamo venuti a conoscenza di variazioni e integrazioni significative che dovrebbero essere apportate ai prospetti contabili consolidati ed alle relative note esplicative ed integrative, identificati nel paragrafo 1 della presente relazione, per renderli conformi ai criteri di redazione della relazione semestrale previsti dall'art. 81-bis del Regolamento Consob adottato con Delibera n. 11971 del 14 maggio 1999 e successive modifiche ed integrazioni.

Firenze, 24 ottobre 2005

PricewaterhouseCoopers SpA

Lamberto Tommasi
(Revisore contabile)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

Relazione della società di revisione sui prospetti di riconciliazione IFRS con illustrazione degli effetti di transizione agli International Financial Reporting Standards (IFRS)

Al Consiglio di Amministrazione
della Banca CR Firenze SpA

1. Abbiamo svolto la revisione contabile degli allegati prospetti di riconciliazione del patrimonio netto consolidato al 1° gennaio 2004, al 31 dicembre 2004 ed al 1° gennaio 2005 e del risultato economico consolidato per l'esercizio chiuso al 31 dicembre 2004 del Gruppo Banca CR Firenze e delle relative note esplicative, comprensive dei prospetti di riconciliazione dei saldi di stato patrimoniale consolidato al 31 dicembre 2004 ed al 1° gennaio 2005 e di conto economico al 31 dicembre 2004, presentati nell'appendice della relazione semestrale al 30 giugno 2005 (nel seguito i "prospetti di riconciliazione IFRS"). I suddetti prospetti di riconciliazione IFRS derivano dal bilancio consolidato di Banca CR Firenze SpA chiuso al 31 dicembre 2004, predisposto in conformità alle norme di legge che disciplinano i criteri di redazione del bilancio, da noi assoggettato a revisione contabile e sul quale abbiamo emesso la nostra relazione in data 11 aprile 2005. I prospetti di riconciliazione IFRS sono stati predisposti nell'ambito del processo di transizione agli International Financial Reporting Standards (IFRS) omologati dalla Commissione Europea. La responsabilità della redazione dei prospetti di riconciliazione IFRS compete agli amministratori della Banca CR Firenze SpA. E' nostra la responsabilità del giudizio professionale espresso su tali prospetti e basato sulla revisione contabile.

2. Il nostro esame è stato condotto secondo gli statuiti principi di revisione. In conformità ai predetti principi, la revisione è stata pianificata e svolta al fine di acquisire gli elementi ritenuti necessari per accertare se i prospetti di riconciliazione IFRS siano viziati da errori significativi. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni contenuti nei prospetti di riconciliazione IFRS, nonché la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati e della ragionevolezza delle stime effettuate dagli amministratori. Riteniamo che il lavoro svolto fornisca una ragionevole base per l'espressione del nostro giudizio professionale.

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P. IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob – Altri Uffici: **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 – **Firenze** 50129 Viale Milton 65 Tel. 0554627100 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 – **Padova** 35137 Largo Europa 16 Tel. 0498762677 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via Manzoni 16 Tel. 0461237004 – **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 – **Udine** 33100 Via Poscolle 43 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel. 0458002561

PRICEWATERHOUSECOOPERS

La responsabilità dei lavori di revisione contabile dei dati relativi ad alcune società controllate e collegate inclusi nei dati consolidati presentati nei prospetti di riconciliazione IFRS, che rappresentano, rispettivamente, il 28,9 per cento del patrimonio netto consolidato al 1° gennaio 2005 ed il 42,1 per cento del risultato economico consolidato al 31 dicembre 2004, è di altri revisori.

3. A nostro giudizio, i prospetti di riconciliazione IFRS, identificati nel precedente paragrafo 1 sono stati redatti nel loro complesso in conformità ai criteri e principi definiti nell'art. 81-bis del Regolamento Emittenti n. 11971/1999 adottato dalla CONSOB con Delibera n. 14990 del 14 aprile 2005.

4. Si richiama l'attenzione sul fatto che, come descritto nelle note esplicative, i prospetti di riconciliazione IFRS, essendo predisposti solo ai fini del progetto di transizione per la redazione del primo bilancio consolidato completo secondo gli IFRS omologati dalla Commissione Europea, sono privi dei dati comparativi e delle necessarie note esplicative che sarebbero richiesti per rappresentare in modo completo la situazione patrimoniale-finanziaria ed il risultato economico consolidati del Gruppo Banca CR Firenze in conformità ai principi IFRS.

   Inoltre, come descritto nelle note esplicative, i prospetti di riconciliazione IFRS verranno utilizzati ai fini comparativi nel primo bilancio consolidato completo IFRS; tali valori potrebbero essere soggetti ad alcune variazioni necessarie qualora qualche principio contabile internazionale fosse rivisto o modificato prima della pubblicazione del suddetto bilancio.

Firenze, 24 ottobre 2005

PricewaterhouseCoopers SpA

Lamberto Tommasi
(Revisore contabile)

Finito di stampare in Firenze
dalla Tipografia Press Service
nel mese di Ottobre 2005

CASSA DI RISPARMIO DI FIRENZE
BANCA CR FIRENZE
Società per Azioni

Registered Head Office: via Bufalini 6, Florence
Capital shares € 648,104,249.16 - entirely paid
Register of Companies, Fiscal & VAT n° 04385190485
Parent Company of *Gruppo Banca CR Firenze*

Articles of Association

Last updated on
November 2, 2005
Article 5 text revision following the stock option exercise

Article 1 - Name

"Cassa di Risparmio di Firenze Società per Azioni", hereinafter also named "Banca CR Firenze SpA", is a joint stock company established pursuant to Law 218 of 30 July 1990, and Legislative Decree 356 of 20 November 1990, through the transfer of the banking business of the Cassa di Risparmio di Firenze as it was then called.

The Company is the parent company of the "Banca CR Firenze" group, pursuant to article 61 of Legislative Decree 385 of 1 September 1993.

Article 2 – Registered Office

The registered office of the Company is at Via Bufalini n. 6, Florence. The Board of Directors may establish partners and agencies in Italy and abroad, in accordance with the relevant governing legislation.

Article 3 - Duration

The Company's duration shall be until 31 December 2100. This term may be extended.

Article 4 - Purpose of the Company

The Company's purpose is to accumulate savings and provide loans in various forms, including activities that were performed by its predecessor, the Cassa di Risparmio di Firenze, pursuant to law or to administrative provisions, including loans against pledges, agricultural loans, and loans to artisans.

The Company may undertake all permitted transactions and banking and financial services, may issue bonds, and, subject to obtaining the required authorizations, establish and manage open pension funds pursuant to article 9 of Legislative Decree 124 of 21 April 1993, each allocated with its own separate and independent assets within the context of Company assets pursuant to article 2117 of the Civil Code, or to undertake custodian duties for the balances of the said funds.

The Company, in its capacity as parent company of the Banca CR Firenze group, controls and manages the various activities undertaken by the group in order to ensure overall stability, in the pursuit of economic, financial and asset growth.

In performing its management and coordination activities, the Company, in the interests of group stability, shall issue, *inter alia*, instructions to members of the group to comply with Bank of Italy regulations.

The Company may undertake any other transaction and activity not reserved by law to other parties, which is instrumental or in any way connected to the attainment of company objectives.

Article 5 - Registered capital

The share capital shall be Euro 648,104,243.16 divided into 1,137,024,988 shares of a nominal value of Euro 0.57 each. A share capital increase may be made by issuing shares against receivables or payment in kind.

The Board of Directors, pursuant and in accordance with article 2443 of the Civil Code, shall have the right, for a period of five years from 27 March 2000, to increase the share capital on one or more occasions, for a total amount of a nominal Euro 8,242,656 (eight million, two hundred and forty two thousand, six hundred and fifty six Euros) by the issue of a maximum of 14,460,800 shares of a nominal value of Euro 0.57 each:

a) up to a maximum 10,000,000 shares reserved for payment according to the provisions of an appropriate "Incentive Stock Plan" for managers of the Company and of banking subsidiaries, under article 2441, fifth paragraph, of the Civil Code, fixing the issue price of the shares, including the premium, and the possession, terms, methods, and conditions of the offer.

b) Up to a maximum of 4,460,800 shares to be allocated free of charge to general employees of the Company, pursuant to article 2349 of the Civil Code for a sum up to the legal reserves and/or distributable income from the latest approved financial statement.

The Board of Directors possesses the widest powers in this respect, including identification of beneficiaries of an increase in authorised capital and/or the allocation of free shares and preparation of the necessary "Incentive Stock Plan", and the relevant provisions governing them: *inter alia*, allocation criteria and methods, and administration of the paid and/or free shares.

With respect to the mandate set out in the two preceding paragraphs, the Board of Directors, on 16 October 2000, resolved to increase the registered capital by a maximum amount of a nominal Euro 2,280,000, by the issue of a maximum of 4,000,000 shares of a nominal value of Euro 0.57 each, subscribable from 16 October 2003 until 16 October 2006. As at 31 October 2005 stock options for a total of 3,541,968 shares had been exercised. On 31 July 2003 the Board of Directors also resolved to issue a paid up increase in the registered capital by a maximum nominal amount of Euro 3,420,000, through the issue of a maximum of 6,000,000 shares of a nominal value of Euro 0.57 each, to be subscribed from 1 August 2006 to 1 August 2009. The resolutions of 26 March 2001, 14 April 2003 and 14 June 2004 increased the registered capital by a total nominal amount of Euro 2,541,643.68 by the free allocation to employees of 4,459,024 newly-issued shares of a nominal value of Euro 0.57 each. In consideration of the fact that the Board of Directors' resolution dated 14 June 2004 set out to guarantee an equal allotment of shares to all the beneficiaries, it has not been possible to issue a residual number of 1,776 shares; the right granted to the Board of Directors in aforesaid paragraph 2, letter b) shall be considered as exercised in full.

The shares are registered and indivisible.

Each share gives the holder the right to one vote.

By resolution of the extraordinary Meeting, preference shares may be issued, together with other categories of shares with various rights.

The purchase or subscription of shares, by any party, directly or through subsidiaries, trust companies, or through third parties, is subject to regulations governing capital holdings in banks and parent companies of banking groups.

Article 6 - Shareholder's Meeting

The legally constituted Shareholder's Meeting represents all shareholders, and its resolutions, adopted in accordance with law and the articles of association, are binding on all shareholders, including non-participating and dissenting shareholders.

The ordinary Meeting is held at least once a year, within four months of the close of the company's financial year.

Procedures for Meetings are regulated by appropriate standing orders approved by an ordinary Meeting. Meetings are chaired by the Chairman of the Board of Directors, or in

his absence or inability to attend, by the Deputy Chairman. In the event of the absence or inability to attend of both the Chairman and the Deputy Chairman, the Meeting shall elect a Chairman from among those present.

The Meeting shall appoint a Secretary to assist the Chairman. The presence of the Secretary is not necessary when the minutes are drawn up by a Notary.

Without prejudice to powers to convene meetings provided by specific provisions of law, Meetings are called by the Chairman acting on appropriate resolutions of the Board of Directors, and may be convened in places other than the registered offices provided that they are held in Italy. Meetings are convened by means of a notice indicating the day, time, and place of the Meeting, together with an order of business, to be published in the "Official Gazette of the Italian Republic" under the terms provided by current legislation. The notice may also indicate the day fixed for a second Meeting, and, if necessary, for a third Meeting, if the first and second Meetings are inconclusive.

Article 7 – The right to attend General Meetings

To attend meetings of the company, it is necessary to submit to the bank's registrar, at least two days prior to the date of the meeting, the right-to-vote certificate, pursuant and in accordance to article 85, paragraph 4 of the Legislative Decree 58 of 24/02/1998 and article 31 of Legislative Decree 213 of 24/06/1998, or a broker's certificate as per article 2370, paragraph 2 of the Civil Code. The shares quoted in the aforesaid certificates cannot be sold or used as the object of a financial transaction until the meeting has taken place, unless the shareholder rejects his right to attend the forthcoming meeting.

The Chairman of the Meeting shall be responsible for ascertaining the correct assembly proceedings and the true identity and voting rights of the participants in addition to directing and moderating discussions and ascertaining voting results.

Article 8 – Establishment and resolutions of Meetings

The provisions of law shall be observed in order to ensure that the Meetings and their relevant resolutions are validly established.

Article 9 – Board of Directors

The Company is administered by a Board of Directors appointed by the Shareholders' Meeting. The Board is composed of between 9 and 15 members, including the Chairman of the Board, the number to be determined by the Shareholders' Meeting. The General Manager may also be appointed as a Director.

The Chairman and Deputy Chairman are appointed from among their own members by the Board of Directors, if not appointed by the Shareholder's Meeting.

Directors, unless resolved otherwise by a Shareholder's Meeting, shall serve three-year terms, in all cases serving until the Meeting called to approve the financial statement for the third financial year. Directors may be re-elected. If a majority of Directors cease to perform their functions due to resignation or for any other reason, the entire Board shall be considered as outgoing, although remaining with full powers until the a new board is elected. The remaining Directors must call a Shareholder's Meeting without delay for the purpose of appointing a new Board.

The Board shall appoint a Secretary and deputy Secretary who is either a Director or a Company Manager.

Article 10 – Board Meetings

The Board shall normally meet once a month, including in places other than the registered office, but within the European Union, upon the Chairman's convocation, who must, in all cases, call a Meeting when requested to do so by at least one third of Directors or by the Statutory Auditors.

Notice of the Meeting must be issued by registered letter to the address for service of Directors and Statutory Auditors, at least five days prior to the day of the Meeting. In cases of urgency, Meetings may be convened by telegram, telex, fax or other means that guarantee reception, with reduced notice of twenty four hours.

If the Chairman is absent or unable to attend, the Board shall be chaired by the Deputy Chairman. In his absence, the Board shall be chaired by the longest serving Director. The longest serving Director shall be understood as the Director who has served uninterruptedly for the longest time. In the event of a tie due to contemporaneous appointment, the eldest Director shall serve.

In order for resolutions of the Board of Directors to be valid, a majority of sitting Directors must be present, and resolutions must be taken by an absolute majority of those present.

If the General Manager is not a Director, he may participate in Board Meetings without voting rights.

The Secretary or his replacement shall be responsible for drawing up the minutes of each meeting, which must be signed by the person chairing the meeting and the Secretary.

Participation in meetings of the Board of Directors through the use of videoconference systems is permitted provided that all entitled parties may participate and be identified, are capable of intervening in the discussion in real time, and may receive, examine, and transmit documents. The Board meeting shall be considered as held in the place in which the Chairman and Secretary are present.

Article 11 – Directors' remuneration

Board members are entitled to remuneration in accordance with the resolutions adopted by the Shareholders' Meeting which shall determine the amount, a fixed annual fee and attendance fees, and reimbursement, including by lump sum payment, of expenses incurred in the exercise of their office.

In accordance with the recommendation of the Statutory Auditors, the Board shall determine the remuneration due to Directors who have been assigned particular responsibilities under these Articles of Association, or other particular assignments, mandates or duties.

Article 12 – Powers of the Board

The Board of Directors possesses all the powers for the ordinary and extraordinary administration of the Company that have not been reserved, by inviolable provision of law or of the Articles of Association, to the Shareholder's Meeting.

The Board of Directors is empowered to vote resolutions pertaining to the following issues: amendments to company bylaws to conform them to new legal regulations, mergers specifically foreseen in articles 2505 and 2505 bis of the Civil Code and share capital decreases when one or more shareholders withdraw. Reference is always made to article 2436 of the Civil Code.

The Board of Directors shall appoint an Executive Committee from among its own members, determining its functions and powers, and may appoint a Managing Director, setting out the limits of their authority.

For specific actions, for individual transactions and specific sections of Company management, the Board may also confer mandates on individual Directors, determining the limits of their mandates and the powers granted to them.

Resolutions concerning the following matters are reserved to the Board of Directors and may not be delegated, other than where provided by law:

a) the determination of general management guidelines;
b) the appointment of the General Manager and of one or more Deputy General Managers and their revocation, removal or termination.
c) the determination of the highest level organizational structure of the Company and the relevant internal regulations, including the definition of personnel policy;
d) the purchase and sale of its own shares;
e) the acquisition or transfer of shareholdings that may affect the composition of the banking group and significant transactions with related parties;
f) the determination of the functions and powers to be granted to the Executive Committee, the Managing Director, if appointed, to Directors to whom any particular mandates have been granted, and to the General Manager, including in relation to the granting of credit, and at the General Manager's suggestion supervisors of distribution units and other Company employees on the basis of their functions;
g) the approval of consolidated financial statements.
h) the definition of general group strategies and the relevant implementation criteria, in particular in relation to capitalization policies, distribution channels, share acquisition or divestment, personnel policies, and the definition of uniform methods for the implementation of regulations and instructions issued by the Supervisory Body and the approval of group Regulations.
i) the resolutions described in the second paragraph of article 12 of the bylaws.

By appropriate resolution and in all cases for the purpose provided by law, the Board may vest Directors, the General Manager, Company employees, and all levels of employees of related or subsidiary companies operating in the context of corporate organization with powers of signature and representation of the Company, including in legal proceedings.

In cases of need and urgency, the Chairman, by agreement with the General Manager, may assume decisions reserved to the Board, except for those set out in the fifth paragraph above, and all decisions reserved to the Executive Committee with immediate effect against third parties. The competent Body must be notified of any such decision at its next meeting.

The Board of Directors shall promptly notify the Statutory Auditors of its activities and the most significant economic, financial and asset operations undertaken by the Company or by subsidiaries, with particular reference to operations involving interests of one or more members, directly or through third parties. Notifications, at least on a quarterly basis, shall be made verbally during Board meetings or by written notification to the Board of Auditors.

Article 13 – Chairman

The Chairman has the power to legally represent the Company in its relations with third parties and in legal proceedings. The Chairman convenes and chairs Shareholder's meetings, the Board of Directors, and the Executive Committee, with responsibility for initiatives and coordination.

If the Chairman is absent or unable to attend, he shall be replaced by the Deputy Chairman or in the latter's absence, by the longest serving Director, identified by the terms indicated at article 10, paragraph 3.

Article 14 – Executive Committee

The Executive Committee is composed of a minimum of 5 and a maximum of 7 members.

The Chairman, Deputy Chairman, Managing Director, where appointed, and the General Manager, when the latter is a member of the Board of Directors, shall be ex-officio members of the Executive Committee.

The term of office of non ex-officio members of the Committee shall be established by the Board of Directors. The frequency of meetings and procedures for convening meetings shall be established by the Committee itself.

The provisions of article 10, paragraphs 4 et seq. shall apply in relation to the validity of resolutions and other regulations for meetings and the keeping of minutes. The Secretary of the Board of Directors shall perform the function of Secretary of the Committee.

The Executive Committee shall report to the Board of Directors and the Statutory Auditors, at least on a quarterly basis, during meetings or by written document with respect to general management trends, their foreseeable evolution, and the most significant operations undertaken by the Company and its subsidiaries in terms of size and nature. This obligation shall extend to the Managing Director, if appointed.

Article 15 – Board of Auditors

The ordinary meeting shall appoint three Statutory Auditors and two alternate auditors. Statutory and Alternate Auditors, whether permanent or replacement, must possess the requirements set by the regulations and may be re-elected.

Auditors shall serve three-year terms, in all cases serving until the Meeting called to approve the financial statement for the third financial year.

At least one statutory and one alternate auditor must be entered in the register of auditors held by the Ministry of Justice and have acted s statutory auditor for a period of not less than three years.

Pursuant to paragraph 3 of article 1 of Ministry of Justice Decree no. 162 of 30 March 2000, the sectors that strictly relate to company activities are those of credit, finance, and insurance.

The functions and remuneration of Auditors shall be in accordance with the law. Auditors are also entitled to the same attendance fees as Directors, as provided by the Shareholder's Meeting, and to reimbursement, including by lump sum payment, of expenses incurred in performing their duties.

Persons who are in situations legally declared incompatible or who do not possess the requirements of integrity and professionalism established by law and/or by secondary implementation regulations may not be elected Auditors, or if elected, shall forfeit their office. Persons who are Statutory Auditors for more than five Italian companies listed on Italian regulated markets, that are not part of the Banca CR Firenze Group, may not be appointed auditors.

The Statutory Auditors, through a written notice signed by the Chairman of the Board of Statutory Auditors, must immediately give Banca d'Italia information on all those documents and events which have emerged in the course of their activities and which imply irregularities in the company's management or violations of banking activities rules.

Article 16 – Appointment of Board of Auditors

Unless unanimously resolved otherwise by a Shareholder's meeting, permanent members of the Board of Auditors shall be appointed on the basis of lists presented by shareholders according to the procedures indicated below.

Lists presented must indicate a minimum of three candidates, listed in numerical order. Each candidate may be proposed in a single list only, on penalty of ineligibility.

Shareholders registered in the shareholder's register at least 5 days before the date set for the initial shareholder's meeting and who, individually or together with other shareholders, represent at least 1% of shares with voting rights shall have the right to present a list. In order to demonstrate legal ownership of sufficient shares for presentation of lists, Shareholders must simultaneously provide the company's registered office with copies of the admission tickets issued by the custodians of their shares.

Each shareholder may only contribute to the presentation of one list. Where this provision is violated, all contributions to lists by the violating party shall be invalidated. Lists, duly signed by the parties that present them, must be filed with the company's registered offices at least 5 days before the date set for the initial Shareholder's meeting.

Together with each list and within the terms indicated above, each individual candidate must file a declaration accepting their nomination, assuming full responsibility, attesting to the absence of any reason for ineligibility, and compliance with the requirements set by the relevant regulations for such positions. The requirements set out in article 15, third paragraph, of these Articles must be fulfilled at least by the first and the third

candidate of each list presented. Any list for presentation which has not complied with all the above provisions shall be considered as not presented.

Each party entitled to vote may vote for a single list only.

The two candidates of the list that has obtained the greater number of votes, and the first candidate of the list that has obtained the second highest number of votes shall be elected Statutory Auditors. The third candidate of the list that has obtained the greater number of votes, and the second candidate of the list that has obtained the second highest number of votes shall be elected alternate auditors. In the event of parity of votes between two or more lists, the candidates shall be elected in order of seniority until the vacant posts have been assigned.

The first candidate of the list that has obtained the greatest number of votes shall be appointed Chairman. In the event that two or more lists have the same number of nominations, the most senior candidate shall be appointed. In the event of replacement of a Statutory Auditor drawn from the list that obtained the greater number of votes, the said replacement shall be drawn from the same list. Similarly, the replacement of an auditor drawn from the second most voted list will be made from the same second most voted list.

For the purposes of this article, shareholders in the same group, including every parent and subsidiary company, or company under joint control or related pursuant to article 2359 of the Civil Code, including pursuant to a syndicate agreement pursuant to article 122 of Legislative Decree no. 58 of 24 February 1998, must be considered as a sole shareholder and may not present more than one list.

Where no list is presented under the terms indicated, the Assembly shall appoint auditors by a relative majority of the Shareholders present at the Shareholder's meeting. In the event of presentation of a single list, statutory and alternate auditors shall be elected from the said list in the order in which they are listed. Where no minority list receives votes, the Board of Auditors shall be completed by a resolution adopted by a relative majority of shareholders present in the Shareholder's meeting.

The appointment of Auditors for completion of the Board in accordance with article 2401 of the Civil Code shall be made by a relative majority of the Shareholders' Meeting.

Article 17 – Powers to convene meetings

The Board of Auditors may, by written communication to the Chairman, convene a Shareholders' Meeting, or meetings of the Board of Directors, or the Executive Committee. This power to convene meetings may also be exercised by at least two members of the Board of Auditors.

Article 18 – Authority for signature and representation of the company

Powers of signature and representation of the company, including powers to act in legal proceedings, may be awarded to the parties indicated in paragraph 6 of article 12, including by proxy signed by the Chairman according to the methods, limits, and for the purposes established by the Board of Directors.

The Board may also, for specific actions or categories of actions, authorize the Chairman to award proxies to persons external to the Company.

Article 19- General Manager

The General Manager is at the head of the Company's organizational structure and personnel, and exercises functions in the context of the provisions of these articles and the powers granted by the Board of Directors.

In particular, the General Manager:

1) manages resource strategy, establishes tasks and formulates qualitative and quantitative objectives for Group companies, in the context of the guidelines and according to the powers awarded to him by the Board.
2) undertakes all the measures relating to personnel of every type that are not reserved to the Board under article 12, paragraph 4, according to criteria fixed by the Board of Directors, and proposes all other measures relating to personnel to the Board of Directors or the Executive Committee.
3) for actions and issues not within his/her own competence, formulates duly prepared proposals to submit to the Company's collective decision-taking bodies, including for activities relating to the role of the parent company, according to the relevant powers, and provides for the execution of the resolutions adopted by the said Bodies.
4) ensures the correct performance of duties assigned to employees, including by means of inspections, investigations, and assessments.
5) arranges for collections and payments, with powers of mandate to other employees.
6) signs ordinary correspondence, endorsements, deeds, agreements, undertakings and documents in general that involve the ordinary activity of the Company and appends receipts to bills of exchange, credit instruments, cheques and orders issued by public and private administrations, with the power to delegate the powers to managers, executives and employees designated by him/her.
7) permits reductions, cancellations, subrogations and endorsements of mortgages, mortgage transcriptions and registrations, lift distraints, challenges, and other impediments of any kind, renounces subscription rights, with reference to corresponding reductions or credit settlements, with the power to delegate the said powers to managers, executives and employees designated by him/her.
8) take preventive measures to protect the Company names, including by means of applications for monitoring, precautionary and urgent provisions, including all that is considered necessary, as preventative measures, in the Company interest, with powers to award the relevant powers of attorney, and to delegate the said powers to managers, executives, and employees designated by him/her.

When not called to be a member of the Board of Directors, the General Manager participates in meetings of both the Board and the Executive Committee, without voting rights, exercising his/her constructive functions.

The General Manager is assisted by one or more deputy General Managers and/or Central Directors who replace him/her in if absent or unable to attend, according to the provisions of the Board of Directors.

The signature of the General Manager's replacement shall serve as evidence of the latter's absence or incapacity against third parties.

Article 20 – Financial Statement

The company financial year shall close on 31st December of each year.

In accordance with the provisions of law, the Board shall arrange for the preparation of the financial statement and the preparation and approval of the consolidated financial statement at the end of each financial year.

Article 21 – Profit distribution

The net profit resulting from the consolidated financial statements shall be allocated as follows:

a) a portion not less than 5% to the legal reserve, until the extent of the reserve reaches one fifth of the registered capital.
b) to the statutory reserve or any other reserve funds resolved by the Shareholder's meeting.
c) the residue to the holders of shares, subject to any allocation of a portion of profits not exceeding 2% of the total for charitable, cultural, scientific or Company image promotion purposes, determined by the Shareholder's meeting.

Dividends not redeemed within five years from the day in which the become payable shall be considered lapsed in favour of the Company, and allocated to the reserve fund.

The Board of Directors may resolve the distribution of advance payments on dividends in the cases, by the methods and within the limits allowed by current legal provisions.

Article 22 – Winding-up

The liquidation of the Company, at any time and for any reason, shall be governed by the provisions of the law.

Article 23 – General Provisions

Any matter not expressly provided for in these Articles shall be governed by the provisions of Law.

BANCA CR FIRENZE

Comunicato stampa

THE BOARD OF DIRECTORS OF BANCA CR FIRENZE

APPROVES CONSOLIDATED RESULTS AS AT 30 SEPTEMBER 2005 AND CONVENES

EXTRAORDINARY GENERAL MEETING

> The Board of Directors of Banca CR Firenze Spa, chaired by Aureliano Benedetti, approved today the consolidated results as at 30 September 2005, drafted according to IAS/IFRS principles, which were presented by the Managing Director, Lino Moscatelli.

Results showed an improvement of the main economic margins and asset values, confirming a trend that is in line with the Business Plan.

- **Consolidated net income of € 121.0 million, up 12.0%** from € 108.0 million as at September 30, 2004[1].
- **Total income of € 745.9 million, up 6.3%** from € 701.9 million as at September 30, 2004[1]
- **Total operating costs of € 489.6 million, up 4.3%** from € 469.2 million as at September 30, 2004[1]
- **Operating income of € 256.3 million, up 10.1%** from € 232.7 million as at September 30, 2004[1]
- **Earnings from ordinary operations of € 205.8 million, up 14.2%** from € 180.2 million as at September 30, 2004[1]
- **Annualised ROE was 13.6%,** unchanged with respect to September 30, 2004

[1] The consolidated results in the quarter closing on September 30, 2005 have been reported according to the indications set out by Consob in the Regulations for listed companies. Comparatives relating to the 2004 financial year have been restated under IAS/IFRS as applicable to that period and, therefore, do not take into account the effects arising from the implementation of IAS 32, 39 and IFRS 4 which were standardised at a later stage. For this reason, the figures as at September 30, 2005, and the comparatives shown are not, unless otherwise stated, always on a like-for-like basis.
Group results include the full consolidation of a number of companies which were previously valued according to net equity (Centrovita Assicurazioni Spa, City Life Spa, Immobiliare Nuova Sede Srl, Perseo Finance Srl and CR Firenze Mutui Srl) and the consolidation according to the equity method of the Findomestic Group, which had previously been consolidated according to the proportional method. The 2004 figures take into account these changes.

BANCA CR FIRENZE

Comunicato stampa

RESULTS AS AT SEPTEMBER 30, 2005: a detailed analysis

CONSOLIDATED INCOME STATEMENT[2]

Total income amounted to € 745.9 million, up **6.3%** over the corresponding period of 2004.

- Within this aggregate, the **net interest income**, amounting to **€ 382.3 million**, recorded a **10.7% growth**, confirming the good performance this income item had already been experiencing since the first quarter of the year.
- The aggregate **net commissions and other net operating income grew 8.8%** to € 284.6 million. Profit from **financial operations,** amounting to € 51.4 million, recorded a **20.7% fall** mainly due to the peculiar composition of the financial investment portfolio, a relevant part of which is classified as *available for sale (AFS).* Outstanding gains are thus not recognised in the current PL. These will be accounted for in the PL at the time of sale.
- The aggregate **earnings from companies consolidated according to the equity method and dividends** decreased **10.5%** to € 46.2 million.

Total operating costs **rose 4.3%** to € 489.6 from € 469.2 million. The increase was determined by a different posting of the ICT expenses consequent to the 2005 merger of Data Centro SpA and by the increase in stamp duties. Once recuperated from customers, these stamp duties will be posted as *other operating income*. The rise in **operating costs**, net from the above-described effects, attains a **0.7%.**

- The **cost of workforce** was substantially **stable** (**-0.3%**) while **other administrative costs grew 14.4%** to € 170.3 million due to the aforesaid reasons. The increase net of these effects was 2.8%.
- **Amortisation and depreciation remained stable** at € 39.2 million (**-0.3%).**

Operating income grew **10.1%** to € 256.3 million, while **earnings from ordinary operations** (€ 205.8 million from € 180.2 million) **rose 14.2%** following net adjustments to credits and financial assets amounting to € 36 million (-14.7%) and provisions for risks and charges amounting to a €4.2 million increase (+40.8%).
The first nine months of 2005 closed with **consolidated net income** of € **121.0 million**, up **12.0%** over the corresponding period of the previous year.

Annualised ROE was stable at **13.6%.**

---

[2] Percentage changes in profit and loss items are calculated by comparing values at September 30, 2005, with those at June 30, 2005. As to the homogeneity of these figures, see specifications contained in footnote 1).

BANCA CR FIRENZE

Comunicato stampa

CONSOLIDATED BALANCE SHEET[3]

Total financial assets amounted to € **36,767 million, substantially stable** with respect to June 30 of this year, both in terms of direct and indirect funding. In the latter, the *assets under custody* decreased in favour of *assets under management,* by respectively –5.6% and +4.1%.

Net customer loans were **substantially stable** in the third quarter at € 12,900 million (**+0.8%**) as were the risk indicators: **net non-performing loans/net loans 1.07%** (from 1.08%) and **other net deteriorating loans/net loans 1.63%** (from 1.62%). The **non-performing loan cover ratio** rose to **54.7%** from 53.9% from while the one referring to **total deteriorating loans fell** to **37.8%** from 37.1%.

Financial assets increased to € 5,504 million **(+0.8%)** mainly due to investments in securities in the *available for sale (AFS)* category which more than compensated the reduction of those in the securities *held for trading (HFT)* category.

COMMERCIAL ACTIVITY IN THE THIRD QUARTER OF 2005

In the third quarter of 2005 further action was pursued aimed at expanding client base, at incrementing the cross-selling index, at providing quality service in line with the expectations of each market segment and at optimising distribution channels.
With a view to rationalising its sales network and optimising presence in the areas where the Group already operates, Banca CR Firenze S.p.A. opened a branch in San Vincenzo (Livorno), CR Civitavecchia Sp.A. opened its branch n°2 at Santa Marinella (Rome), CR Orvieto S.p.A. transferred the Capodimonte (Viterbo) branch to Viterbo, the ASL counter of Orvieto to Guidonia Montecelio (Rome) and opened its branch n°2 in Terni. In addition, the Spoleto branch was spun-off by CR Orvieto S.p.A. to the Parent Company. Overall, 521 branches were operative as at September 30, 2005.
The Financial Advisers Network has further widened its range with respect to June 30, 2005 (34 financial boutiques and 181 financial advisers). Clients (+10%) and assets under management (+15%) have grown at a high pace from June 30, 2005.

---

[3] Percentage changes in the balance sheet have been calculated by comparing the values as at September 30, 2005, with those at June 30, 2005.

BANCA
CR FIRENZE

Comunicato stampa

Remote channels have developed further thanks to the implementation of additional services (since July 2005, Group clients can recharge their prepaid cards also on the Internet and through call centres) and the number of users continued to grow. In particular about 15,000 businesses (+21% on an annual base) utilise the Group's remote banking services.
The acquisition of Banca Daewoo (Romania) S.A., which was negotiated in August - pending Bank of Italy's authorization - shall open growth perspectives in the corporate segment for those businesses based in Central Italy that have interests or commercial relationships in Romania. The Romanian retail market, thanks to the strong growth rates recorded by that economy, also offers interesting opportunities for our Group.

THE CONVENING OF AN EXTRAORDINARY SHAREHOLDERS MEETING

The shareholder Ente Cassa di Risparmio di Firenze has requested, pursuant to article 2367 of the civil code, the convening of an extraordinary General Meeting to discuss and vote on a number of changes to the company by-laws, specifically set forth and described by the shareholder in its request. The proposed changes pertain to the introduction of limitations to the voting rights of Banking Foundations and related entities, to the election of the members of the Board of Directors which shall be selected from different candidate nomination lists (*elezione sulla base di liste)* and to the modification of the maximum number of the members that make up the Board of Directors and the Executive Committee.
The Board of Directors of Banca CR Firenze Spa convened an extraordinary Shareholders Meeting to be held on December 21, 2005, on first call, or on December 29, 2005, on second call.

Florence, November 14, 2005

GRUPPO
BANCA CR FIRENZE

PROFIT AND LOSS ACCOUNT
(in EUR million)

	Q3 2005	Q3 2004	Variations in %	30 September 2005	30 September 2004	Variations in %
Interest margin	**133.0**	**116.0**	**14.7%**	**382.3**	**345.4**	**10.7%**
Net commissions and other net operating income	96.0	85.1	12.8%	284.6	261.6	8.8%
Variations in the technical provisions of insurance products - net	-4.4	3.0	n.s.	-18.6	-21.5	-13.5%
Net gains on financial transactions	12.4	-2.0	n.s.	51.4	64.8	-20.7%
Dividends and income from companies accounted with the equity method	17.5	23.5	-25.5%	46.2	51.6	-10.5%
Total income	**254.5**	**225.6**	**12.8%**	**745.9**	**701.9**	**6.3%**
Administrative expenses	-148.0	-134.6	10.0%	-450.4	-429.9	4.8%
- staff costs	*-89.4*	*-88.3*	*1.2%*	*-280.1*	*-281.0*	*-0.3%*
- other administrative expenses	*-58.6*	*-46.3*	*26.6%*	*-170.3*	*-148.9*	*14.4%*
Depreciations on tangible and intangible assets - net	-13.2	-11.6	13.8%	-39.2	-39.3	-0.3%
Operating income	**93.3**	**79.4**	**17.5%**	**256.3**	**232.7**	**10.1%**
Provisions for risks and charges - net	-2.1	-4.2	-50.0%	-14.5	-10.3	40.8%
Adjustments on loans and financial assets - net	-14.0	-9.4	48.9%	-36.0	-42.2	-14.7%
Pre-tax income before exceptionals	**77.2**	**65.8**	**17.3%**	**205.8**	**180.2**	**14.2%**
Income taxes	-30.6	-23.5	30.2%	-71.3	-60.7	17.5%
Minority interests	-1.3	-4.1	-68.3%	-13.5	-11.5	17.4%
Net income	**45.3**	**38.2**	**18.6%**	**121.0**	**108.0**	**12.0%**

GRUPPO BANCA CR FIRENZE

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(in EUR million)

ASSETS	30 September 2005	30 June 2005	Variations in %	31 December 2004	Variations in %
Cash and liquid assets	**124.8**	**149.7**	**-16.6%**	**190.2**	**-34.4%**
Credits	**14,267.1**	**14,301.9**	**-0.2%**	**14,062.1**	1.5%
- amounts due from banks	1,367.6	1,501.3	-8.9%	1,548.9	-11.7%
- customer loans	12,899.5	12,800.6	0.8%	12,513.2	3.1%
Financial assets	**5,503.6**	**5,459.9**	**0.8%**	**5,245.8**	**4.9%**
- assets held for trading	588.3	600.6	-2.0%	755.3	-22.1%
- assets available for sale	3,143.5	3,101.3	1.4%	2,708.6	16.1%
- assets at fair value	1,771.8	1,758.0	0.8%	1,781.9	-0.6%
Locked-up assets	**1,156.5**	**1,174.4**	**-1.5%**	**1,149.4**	**0.6%**
- shareholdings	391.7	392.8	-0.3%	371.6	5.4%
- tangible assets	447.9	460.9	-2.8%	469.4	-4.6%
- intangible assets	316.9	320.7	-1.2%	308.4	2.8%
Fiscal assets	**199.2**	**258.8**	**-23.0%**	**298.1**	**-33.2%**
Other assets	**374.5**	**510.9**	**-26.7%**	**433.2**	**-13.6%**
Total assets	**21,625.7**	**21,855.6**	**-1.1%**	**21,378.8**	**1.2%**

LIABILITIES	30 September 2005	30 June 2005	Variations in %	31 December 2004	Variations in %
Liabilities	**17,740.7**	**18,197.6**	**-2.5%**	**17,771.8**	**-0.2%**
- amounts due to banks	450.8	825.0	-45.4%	973.6	-53.7%
- financial liabilities from trading	3,016.4	3,154.3	-4.4%	3,093.3	-2.5%
- financial liabilities at amortized costs	14,273.5	14,218.3	0.4%	13,704.9	4.1%
Special provisions	**449.9**	**442.0**	**1.8%**	**395.1**	**13.9%**
- staff severance provisions	192.3	189.4	1.5%	187.9	2.3%
- provisions for pensions and similar obligations	257.6	252.6	2.0%	207.2	24.3%
Fiscal liabilities	**213.4**	**174.4**	**22.4%**	**213.4**	**0.0%**
Other liabilities	**1,886.4**	**1,757.6**	**7.3%**	**1,718.8**	**9.8%**
Minority interests	**55.8**	**65.2**	**-14.4%**	**89.3**	**-37.5%**
Shareholders' equity	**1,279.5**	**1,218.8**	**5.0%**	**1,190.4**	**7.5%**
Total liabilities	**21,625.7**	**21,855.6**	**-1.1%**	**21,378.8**	**1.2%**

GRUPPO
BANCA CR FIRENZE

Situazione Trimestrale Consolidata al 30 settembre 2005

Redatta secondo i principi contabili internazionali IAS/IFRS

Sommario

1. Dati di sintesi del consolidato Banca CR Firenze S.p.A.

(importi in milioni di euro)	30 settembre 2005	30 giugno 2005	30 settembre 2004	Variazioni % (1)	31 dicembre 2004
DATI ECONOMICI					
Margine d'interesse	382,3	249,3	345,4	10,7%	464,8
Commissioni nette ed altri proventi di gestione netti	284,6	188,6	261,6	8,8%	354,3
Margine d'intermediazione	745,9	491,4	701,9	6,3%	948,3
Costi operativi	450,4	328,4	429,9	4,8%	634,1
Accantonamenti netti ai fondi per rischi ed oneri	14,5	12,4	10,3	40,8%	9,4
Utile dell'attività corrente al lordo delle imposte	205,8	128,6	180,2	14,2%	244,3
Utile netto	121,0	75,7	108,0	12,0%	142,7
DATI PATRIMONIALI					
Totale attività	21.625,7	21.855,6	19.483,5	-1,1%	21.378,8
Crediti netti verso la clientela (esclusi i crediti in sofferenza)	12.761,1	12.661,6	11.469,2	0,8%	12.375,6
Attività finanziarie	5.503,6	5.459,9	5.159,3	0,8%	5.245,8
Partecipazioni	391,7	392,8	308,4	-0,3%	308,4
Passività finanziarie	17.289,9	17.372,6	16.028,4	-0,5%	16.798,2
Patrimonio netto (incluso l'utile netto)	1.279,5	1.218,8	1.224,2	5,0%	1.190,4
ATTIVITA' FINANZIARIE DELLA CLIENTELA					
Attività finanziarie totali	36.767,3	36.941,2	34.806,4	-0,5%	35.844,4
Raccolta diretta	17.289,9	17.372,6	16.028,4	-0,5%	16.798,2
Raccolta indiretta	19.477,4	19.568,6	18.778,0	-0,5%	19.046,2
- Risparmio amministrato	8.756,7	9.273,3	8.833,9	-5,6%	9.018,7
- Risparmio gestito	10.720,7	10.295,3	9.944,1	4,1%	10.027,5
- GPM - GPS - GPF	3.048,1	2.907,7	2.653,0	4,8%	2.624,7
- Fondi	4.985,2	4.731,2	4.773,1	5,4%	4.770,4
- Assicurazioni (riserve tecniche)	2.687,4	2.656,4	2.518,0	1,2%	2.632,4
INDICI DI REDDITIVITA'					
ROE annualizzato 2)	13,6%	11,8%	13,6%	0,0%	13,5%
Cost / Income ratio 3)	63,5%	64,3%	64,6%	-1,1%	64,8%
INDICI DI RISCHIOSITA' DEL CREDITO					
Crediti netti in sofferenza / Crediti netti verso la clientela	1,07%	1,08%	1,53%	-0,01%	1,10%
Altri crediti deteriorati netti / Crediti netti verso la clientela	1,63%	1,62%	2,02%	0,01%	1,75%
Crediti deteriorati netti / Crediti netti verso la clientela	2,70%	2,70%	3,55%	0,02%	2,85%
TITOLO AZIONARIO					
Numero azioni in circolazione (in milioni)	1.137,0	1.136,9	1.134,6	0,0%	1.136,2
Quotazione per azione (in €)					
- media	2,078	1,989	1,467	4,5%	1,503
- minima	1,769	1,769	1,380	0,0%	1,380
- massima	2,453	2,208	1,560	11,1%	1,807
Utile unitario sul numero medio di azioni in circolazione (in €)	0,106	0,054	0,070	96,4%	0,090
Dividendo unitario (in €) 4)	0,052	0,052	0,052	0,0%	0,052
Dividendo / prezzo medio annuo 4)	2,50%	2,61%	3,54%	-0,11%	3,46%
Patrimonio netto unitario su azioni in circolazione (in €)	1,125	1,014	0,991	11,0%	1,013
STRUTTURA OPERATIVA					
Dipendenti	5.803	5.806	5.820	-0,1%	5.768
Promotori finanziari	181	181	158	0,0%	163
Filiali bancarie	521	518	503	0,6%	510
Centri imprese e private	23	23	22	0,0%	22
Spazi finanziari	34	34	26	0,0%	27

Note:

1) Le variazioni sono state calcolate rispetto al 30 settembre 2004 per i dati economici e per gli indici di redditività, ed al 30 giugno 2005 per tutti gli altri dati.

2) Utile netto rapportato ad anno / Patrimonio netto contabile medio degli ultimi due esercizi (escluso l'utile netto).

3) Costi operativi (al netto dei recuperi spese) e ammortamenti / Margine d'intermediazione (al netto dei recuperi spese).

4) Ultimo dividendo distribuito dalla Capogruppo.

2. Struttura del Gruppo ed Area di Consolidamento

L'assetto del Gruppo Bancario Banca CR Firenze - di cui Banca CR Firenze S.p.A. è Capogruppo in base alla normativa che disciplina i Gruppi Bancari - e le sue principali partecipazioni sono illustrati nella tabella seguente:

GRUPPO BANCA CR FIRENZE al 30 settembre 2005

	Partecipaz Diretta Banca CR Firenze S.p.A.	CR Pistoia e Pescia S.p.A.	CR Civitavecchia S.p.A.	CR Orvieto S.p.A.	CR Mirandola S.p.A.	CR La Spezia S.p.A.	Infogroup S.p.A.	Citylife S.p.A.	Totale
Società del Gruppo Bancario									
Cassa di Risparmio di Mirandola S.p.A.	94,962%	5,000%							99,962%
Cassa di Risparmio di Orvieto S.p.A.	73,570%								73,570%
Cassa di Risparmio della Spezia S.p.A.	68,093%								68,093%
Cassa di Risparmio di Pistoia e Pescia S.p.A.	60,000%								60,000%
Cassa di Risparmio di Civitavecchia S.p.A.	51,000%								51,000%
Centro Riscossione Tributi – CERIT S.p.A.	100,000%								100,000%
CR Firenze Gestion Internationale S.A.	80,000%								80,000%
Perseo Finance S.r.l.	60,000%								60,000%
Infogroup S.p.A.	94,000%	4,000%	1,000%	1,000%					100,000%
Citylife S.p.A.	60,000%						40,000%		100,000%
Mirafin S.p.A.					100,000%				100,000%
Tebe Tours S.p.A.					100,000%				100,000%
S.R.T. Società Riscoss. Tributi S.p.A.						100,000%			100,000%
Altre Società controllate									
Immobiliare Nuova Sede S.r.l.	100,000%								100,000%
Centrovita Assicurazioni S.p.A.	43,000%	8,000%							51,000%
Società bancarie e finanziarie partecipate almeno al 20%									
Findomestic Banca S.p.A.	47,170%	2,830%							50,000%
Centro Factoring S.p.A.	41,763%	5,729%		0,033%	0,004%	0,164%			47,693%
Centro Leasing S.p.A.	27,829%	7,084%	0,561%	1,182%	0,006%	0,790%			37,452%
Sviluppo Industriale S.p.A.		29,964%							29,964%
Altre Società partecipate almeno al 20%									
Ce.Spe.Vi. S.r.l.		20,000%							20,000%
ET Group S.r.l.								42,723%	42,723%

Nel comparto partecipazioni del Gruppo non ci sono state variazioni da segnalare.

Nel corso del terzo trimestre sono stati stipulati gli accordi finalizzati a portare Banca CR Firenze S.p.A., orientativamente entro la fine dell'anno, all'acquisizione della quota di maggioranza (56,23%) della banca rumena Banca Daewoo S.A. (Romania), operazione realizzata principalmente allo scopo di fornire un punto di riferimento alle numerose imprese italiane dei territori presidiati dal Gruppo che hanno interessi nello stato rumeno, stato che presenta, di per sé, interessanti opportunità di sviluppo anche nella prospettiva del suo prossimo ingresso nella U.E.

Il 9 agosto 2005 Banca CR Firenze S.p.A. ha concluso l'accordo preliminare con gli attuali azionisti di Banca Daewoo S.A., accordo nel quale sono stati convenuti i termini fondamentali dell'operazione e del suo percorso attuativo, incluse le modalità di valorizzazione delle azioni oggetto di compravendita.

Il 5 ottobre 2005, previa conclusione delle due diligence, è stato stipulato il contratto definitivo di acquisto del 56,23% delle azioni di Banca Daewoo S.A. da tre società manifatturiere rumene. Alla compravendita sarà data attuazione non appena ottenute le necessarie autorizzazioni delle autorità competenti, in Italia ed in Romania. Il prezzo da corrispondere, in conformità agli accordi preliminari ed all'esito della due diligence, sarà di € 30.480.628,37.

Successivamente verranno apportate le modifiche allo statuto sociale di Banca Daewoo S.A. in funzione delle concordate nuove modalità di governance della società, in base alle quali Banca CR Firenze S.p.A. nominerà 4 dei 7 amministratori.

Sarà sottoscritto altresì il definito contratto d'opzione (call e put) per effetto del quale Banca CR Firenze S.p.A. avrà facoltà, dal 1° gennaio 2009 al 30 giugno 2009, di acquistare dai restanti soci ulteriori azioni di Banca Daewoo S.A., sino ad un massimo del 26,77% del capitale sociale. Il prezzo sarà determinato in funzione del valore di Banca Daewoo S.A. all'epoca dell'esercizio delle opzioni, con un minimo di 2,9 volte il patrimonio netto contabile della stessa. La Capogruppo sta inserendo proprio personale nella struttura operativa della banca rumena, che assumerà la denominazione Banca CR Firenze Romania S.A.

3. Conto economico consolidato riclassificato

(importi in milioni di euro)

VOCI	Terzo trimestre 2005	Terzo trimestre 2004	Variazioni % Terzo trimestre 2005/ Terzo trimestre 2004	30 settembre 2005	30 settembre 2004	Variazioni % settembre 2005/ settembre 2004
Margine d'interesse	**133,0**	**116,0**	**14,7%**	**382,3**	**345,4**	**10,7%**
Commissioni nette ed altri proventi di gestione netti	96,0	85,1	12,8%	284,6	261,6	8,8%
Variazione netta delle riserve tecniche ramo assicurativo	-4,4	3,0	n.s.	-18,6	-21,5	-13,5%
Profitti netti da operazioni finanziarie	12,4	-2,0	n.s.	51,4	64,8	-20,7%
Dividendi e utili delle società valutate al patrimonio netto	17,5	23,5	-25,5%	46,2	51,6	-10,5%
Margine d'intermediazione	**254,5**	**225,6**	**12,8%**	**745,9**	**701,9**	**6,3%**
Spese amministrative	-148,0	-134,6	10,0%	-450,4	-429,9	4,8%
- spese per il personale	*-89,4*	*-88,3*	*1,2%*	*-280,1*	*-281,0*	*-0,3%*
- spese correnti	*-47,3*	*-38,3*	*23,5%*	*-137,0*	*-121,7*	*12,6%*
- imposte indirette e tasse	*-11,3*	*-8,0*	*41,3%*	*-33,3*	*-27,2*	*22,4%*
Rettifiche di valore nette su attività materiali ed immateriali	-13,2	-11,6	13,8%	-39,2	-39,3	-0,3%
Risultato di gestione	**93,3**	**79,4**	**17,5%**	**256,3**	**232,7**	**10,1%**
Accantonamenti netti ai fondi per rischi ed oneri	-2,1	-4,2	-50,0%	-14,5	-10,3	40,8%
Rettifiche di valore nette su crediti ed attività finanziarie	-14,0	-9,4	48,9%	-36,0	-42,2	-14,7%
Utile dell'attività corrente al lordo delle imposte	**77,2**	**65,8**	**17,3%**	**205,8**	**180,2**	**14,2%**
Imposte sul reddito	-30,6	-23,5	30,2%	-71,3	-60,7	17,5%
Utile di pertinenza di terzi	-1,3	-4,1	-68,3%	-13,5	-11,5	17,4%
Utile netto	**45,3**	**38,2**	**18,6%**	**121,0**	**108,0**	**12,0%**

4. Stato patrimoniale consolidato riclassificato

ATTIVO	30 settembre 2005	30 giugno 2005	Variazioni % 30 settembre 2005 / 30 giugno 2005	31 dicembre 2004	Variazioni % 30 settembre 2005 / 31 dicembre 2004
Cassa e disponibilità liquide	**124,8**	**149,7**	**-16,6%**	**190,2**	**-34,4%**
Crediti	**14.267,1**	**14.301,9**	**-0,2%**	**14.062,1**	**1,5%**
- crediti verso banche	1.367,6	1.501,3	-8,9%	1.548,9	-11,7%
- crediti verso clientela	12.899,5	12.800,6	0,8%	12.513,2	3,1%
Attività finanziarie	**5.503,6**	**5.459,9**	**0,8%**	**5.245,8**	**4,9%**
- attività finanziarie detenute per la negoziazione	588,3	600,6	-2,0%	755,3	-22,1%
- attività finanziarie disponibili per la vendita	3.143,5	3.101,3	1,4%	2.708,6	16,1%
- attività finanziarie valutate al fair value	1.771,8	1.758,0	0,8%	1.781,9	-0,6%
Immobilizzazioni	**1.156,5**	**1.174,4**	**-1,5%**	**1.149,4**	**0,6%**
- partecipazioni	391,7	392,8	-0,3%	371,6	5,4%
- attività materiali	447,9	460,9	-2,8%	469,4	-4,6%
- attività immateriali	316,9	320,7	-1,2%	308,4	2,8%
Attività fiscali	**199,2**	**258,8**	**-23,0%**	**298,1**	**-33,2%**
Altre attività	**374,5**	**510,9**	**-26,7%**	**433,2**	**-13,6%**
Totale attivo	**21.625,7**	**21.855,6**	**-1,1%**	**21.378,8**	**1,2%**

PASSIVO	30 settembre 2005	30 giugno 2005	Variazioni % 30 settembre 2005 / 30 giugno 2005	31 dicembre 2004	Variazioni % 30 settembre 2005 / 31 dicembre 2004
Debiti	**17.740,7**	**18.197,6**	**-2,5%**	**17.771,8**	**-0,2%**
- debiti verso banche	450,8	825,0	-45,4%	973,6	-53,7%
- passività finanziarie di negoziazione	3.016,4	3.154,3	-4,4%	3.093,3	-2,5%
- passività finanziarie al costo ammortizzato	14.273,5	14.218,3	0,4%	13.704,9	4,1%
Fondi a destinazione specifica	**449,9**	**442,0**	**1,8%**	**395,1**	**13,9%**
- fondo trattamento di fine rapporto	192,3	189,4	1,5%	187,9	2,3%
- fondi di quiescenza ed altri fondi per rischi e oneri	257,6	252,6	2,0%	207,2	24,3%
Passività fiscali	**213,4**	**174,4**	**22,4%**	**213,4**	**0,0%**
Altre passività	**1.886,4**	**1.757,6**	**7,3%**	**1.718,8**	**9,8%**
Patrimonio di pertinenza di terzi	**55,8**	**65,2**	**-14,4%**	**89,3**	**-37,5%**
Patrimonio netto	**1.279,5**	**1.218,9**	**5,0%**	**1.190,4**	**7,5%**
Totale passivo	**21.625,7**	**21.855,6**	**-1,1%**	**21.378,8**	**1,2%**

5. Note di commento

La relazione trimestrale al 30 settembre 2005 del Gruppo Banca CR Firenze ("Gruppo") è stata predisposta sulla base della normativa emanata dalla Consob ("Regolamento emittenti") per le società le cui azioni sono quotate al listino ufficiale della Borsa Italiana e di conseguenza, in accordo con quanto previsto dall'articolo 82, 1° comma, del Regolamento emittenti, modificato dalla Consob con la delibera n. 14990 del 14 aprile 2005, la presente relazione è stata redatta applicando i principi contabili internazionali IAS/IFRS e "secondo quanto indicato nell'Allegato 3D"; in particolare, per predisporre le suddette situazioni sono state adottate le "politiche contabili" conformi al Regolamento UE n. 1606/2002 ed al Decreto Legislativo n.° 38 del 28 febbraio 2005 ("decreto IAS"), facendo riferimento ai principi IAS/IFRS attualmente omologati dall'Unione Europea, utilizzate per redigere i "prospetti di riconciliazione" riportati nella Relazione semestrale consolidata al 30 giugno 2005 del Gruppo.
In conformità alle disposizioni del Regolamento emittenti, salvo eventuale diversa indicazione i valori economici, patrimoniali e finanziari esposti nella presente relazione sono espressi in milioni di euro e per le voci riportate nei prospetti contabili vengono forniti i raffronti dei dati economici con il trimestre di riferimento ed il periodo intercorrente tra l'inizio dell'esercizio e la data di chiusura del trimestre, mentre gli altri valori sono comparati alla data di chiusura dell'ultimo trimestre, vale a dire al 30 giugno 2005; in proposito si precisa che relativamente ai dati comparativi riferiti all'esercizio 2004 il Gruppo ha deciso di avvalersi della facoltà, prevista dal Legislatore Europeo in relazione al ritardo con cui sono stati omologati gli IAS 32 e 39 e l'IFRS4, aventi rispettivamente ad oggetto la valutazione e rilevazione degli strumenti finanziari e la valutazione dei contratti assicurativi, di non tener conto delle disposizioni contenute in tali principi per quanto riguarda l'esercizio 2004 e di conseguenza nei dati economici di tale esercizio non sono ricompresi gli effetti connessi all'applicazione degli IAS 32 e 39 e dell'IFRS 4.
Si ricorda che i dati del Gruppo includono i valori relativi alle società consolidate integralmente che in precedenza venivano valutate al patrimonio netto (Centrovita Assicurazioni S.p.A., City Life S.p.A., Immobiliare nuova sede S.r.l., Perseo Finance S.r.l. e CR Firenze Mutui S.r.l.), mentre sono stati esclusi i dati riferiti al Gruppo Findomestic, consolidato con il metodo del patrimonio netto anzichè con il metodo proporzionale; le suddette modifiche dell'area di consolidamento non hanno peraltro determinato alcuna rettifica del patrimonio netto e dell'utile netto.
In accordo con quanto consentito dal Regolamento emittenti, i dati esposti nei prospetti contabili sono stati in alcuni casi determinati integrando le risultanze contabili tramite il ricorso a stime, ove ritenuto necessario anche in seguito alle modifiche apportate ai sistemi informatici ed alle procedure contabili con l'introduzione dei principi IAS/IFRS, conservando peraltro la piena attendibilità delle voci di bilancio e le caratteristiche di omogeneità di redazione e comparabilità dei suddetti prospetti.
Si riportano infine di seguito le note esplicative delle variazioni derivanti dall'applicazione dei principi IAS/IFRS.

Crediti verso clientela
Valutazione analitica dei crediti deteriorati (effetto attualizzazione)
I principi IAS/IFRS richiedono che la valutazione delle attività finanziarie iscritte al costo ammortizzato avvenga sulla base del valore attuale dei flussi finanziari attesi. I crediti deteriorati, che presentano evidenze che fanno ritenere non pienamente recuperabile il loro valore, devono essere valutati analiticamente tenendo conto anche dei tempi di recupero delle esposizioni creditizie determinando, rispetto a quanto effettuato in virtù dei precedenti principi contabili, il valore attuale delle previsioni di recupero. Per le sofferenze tali previsioni sono stimate anche in base ad eventuali garanzie a presidio ed attualizzate per tenere conto dei tempi stimati di rientro degli importi utilizzando, non essendo disponibili i tassi originari delle singole posizioni, il "prime rate ABI" vigente al momento del passaggio delle posizioni a sofferenza. E' stata prevista una distribuzione temporale dei flussi di recupero analitica per le posizioni più significative e su base statistica per le restanti posizioni. Per gli incagli sono state attualizzate le posizioni con piano di rientro oltre i 12 mesi in base ai tassi interni di rendimento delle singole posizioni, definendo la distribuzione temporale in relazione al piano di rientro o alle serie storiche dei tempi medi di durata del recupero dei crediti, delle procedure esecutive immobiliari e delle procedure concorsuali.
Valutazione collettiva dei crediti in bonis
I crediti non svalutati analiticamente devono essere valutati "collettivamente", attraverso la loro suddivisione in categorie omogenee di rischio e la determinazione per ognuna di esse di riduzioni di

valore stimate sulla base di esperienze storiche di perdite. La determinazione degli accantonamenti sui crediti vivi è stata effettuata sulla base di PD e LGD determinate utilizzando il sistema di rating interno ovvero stimate su base storico-statistica. L'effetto derivante dall'applicazione della metodologia sopra esposta è stato ridotto dell'importo iscritto nella voce 90 del passivo dello stato patrimoniale (Fondi rischi su crediti) ai sensi del Decreto Legislativo n. 87/1992.

Attività finanziarie detenute per la negoziazione
Valutazione al fair value dei titoli di trading e dei contratti derivati connessi nonché dei contratti derivati di trading per i quali i principi IAS/IFRS impongono la valutazione al fair value
In questa categoria sono comprese le attività finanziarie detenute per la negoziazione acquisite per la normale operatività di compravendita o di tesoreria; sono inoltre stati inclusi i valori positivi dei derivati, ad eccezione dei contratti designati come efficaci strumenti di copertura, classificati in apposite voci dello stato patrimoniale. I titoli classificati tra le attività finanziarie detenute per la negoziazione devono essere valutati al fair value, con iscrizione nel conto economico dei risultati valutativi; tale criterio viene applicato anche per i titoli non quotati, in precedenza valorizzati al minore tra il costo d'acquisto ed il valore di mercato. Si è pertanto proceduto alla determinazione del fair value dei titoli non quotati inclusi nelle suddette categorie attraverso una stima sulla base di quotazioni di strumenti simili (ove disponibili) oppure al valore attuale dei flussi di cassa attesi, tenendo conto dei diversi profili di rischio insiti negli strumenti stessi e con approcci di tipo "discount rate adjustment" o "cash flow adjustment"; le perdite attese sono computate secondo le pertinenti PD e LGD fornite dai sistemi interni di rating o stimate su base storico-statistica, mentre i tassi di interessi vengono definiti utilizzando le curve dei tassi zero coupon. I titoli di capitale per i quali non sia possibile determinare il fair value con adeguato grado di affidabilità sono mantenuti al costo. Per gli strumenti finanziari quotati in mercati regolamentati efficienti, il fair value è pari alle quotazioni di chiusura dei mercati.

Attività finanziarie disponibili per la vendita
Le suddette attività finanziarie accolgono titoli originariamente acquisiti anche a fini di investimento, senza che sia per questo esclusa l'eventuale cessione. I principi IAS/IFRS prevedono la valutazione al fair value degli strumenti finanziari classificati nella categoria delle attività finanziarie disponibili per la vendita; l'effetto di tale valutazione deve essere imputato direttamente ad una riserva del patrimonio netto sino al momento del realizzo.
Valutazione al fair value degli investimenti partecipativi
In sede di prima applicazione sono stati classificati nella voce "Attività finanziarie disponibili per la vendita" gli investimenti partecipativi ritenuti durevoli che non sono qualificabili come di controllo, di collegamento od in joint ventures. Tali investimenti, che precedentemente erano valorizzati al costo, sono stati valutati al fair value stimato, per i titoli non quotati, sulla base delle metodologie di valutazione d'azienda più pertinenti tenendo conto del tipo di attività svolta da ciascuna partecipata; tali attività vengono mantenute al costo se il loro fair value non può essere determinato in modo attendibile. La partecipazione nella Banca d'Italia, per la sua peculiarità, è stata mantenuta iscritta al costo.
Valutazione al fair value dei titoli di debito
In sede di prima applicazione sono stati classificati nella voce "Attività finanziarie disponibili per la vendita" i titoli di debito che non sono detenuti per attività di trading e che non presentano le caratteristiche per essere classificati tra le attività detenute sino alla scadenza o tra i crediti. L'effetto della transizione è collegato alla valorizzazione al fair value dei titoli non quotati, precedentemente valorizzati al minore tra il costo di acquisto ed il valore di mercato. Il fair value dei titoli non quotati inclusi nelle suddette categorie è stato stimato sulla base di quotazioni di strumenti simili (ove disponibili) oppure al valore attuale dei flussi di cassa attesi, tenendo conto dei diversi profili di rischio insiti negli strumenti stessi e con approcci di tipo "discount rate adjustment" o "cash flow adjustment; le perdite attese sono computate secondo le pertinenti PD e LGD fornite dai sistemi interni di rating o stimate su base storico-statistica, mentre i tassi di interessi vengono definiti utilizzando le curve dei tassi zero coupon. Per i titoli quotati in mercati regolamentati efficienti, il fair value è pari alle quotazioni di chiusura dei mercati.
Impatto sulle riserve tecniche assicurative dello "shadow accounting"
Ai sensi dell'IFRS 4, la società controllata Centrovita Assicurazioni SpA ha riclassificato tra le riserve tecniche relative a polizze assicurative incluse nella voce "Altre passività" le plusvalenze e le minusvalenze latenti attribuibili agli assicurati.

Attività finanziarie valutate al fair value

La voce in oggetto è interamente relativa ai valori riferiti ad attività finanziarie connesse a polizze assicurative che ai sensi dell'IFRS 4 e dello IAS 39 rientrano tra i contratti di investimento e sono valutate al fair value.

Partecipazioni

Tale voce include gli effetti sul patrimonio netto e sul risultato dell'esercizio derivanti dalla prima adozione degli IAS/IFRS da parte delle società consolidate con il metodo del patrimonio netto (società collegate e joint ventures).

Attività materiali

Storno dell'ammortamento dei fabbricati detenuti a scopo di investimento e dei terreni

I principi contabili internazionali prevedono che l'ammortamento dei cespiti avvenga in funzione della vita utile degli stessi o dei singoli componenti che li costituiscono qualora essi abbiano vita utile differente. Tale approccio comporta, nel caso degli immobili, la necessità di dover scorporare dal valore di iscrizione dei fabbricati la componente attribuibile al terreno sottostante, in base all'assunto che il terreno non è soggetto a deperimento ed è pertanto di durata illimitata, con il conseguente storno delle quote di ammortamento pregresse riconducibili alla suddetta componente, procedendo alla contabilizzazione separata dei valori dei fabbricati e della quota da imputare al terreno sottostante ed eliminando la quota del fondo ammortamento riferibile alla componente terreno. Al fine di determinare il valore da attribuire al terreno, sono state eseguite apposite perizie sugli immobili ricorrendo a stime peritali effettuate da qualificate entità esterne ovvero da tecnici iscritti negli Albi Professionali; gli immobili detenuti ad uso funzionale conservano il processo di ammortamento. Infine, per quanto riguarda i fabbricati detenuti a scopo di investimento, i principi IAS/IFRS prevedono che su tale categoria di immobili non vengano calcolati ammortamenti e si è pertanto proceduto allo storno del fondo ammortamento pregresso.

Rivalutazione degli immobili

Come consentito dall'IFRS 1, in sede di prima applicazione per gli immobili disciplinati dallo IAS 16 è stato adottato il fair value al 1° gennaio 2004 in sostituzione del costo ("deemed cost") e la conseguente rivalutazione è stata effettuata ricorrendo ad apposite stime peritali redatte da qualificate entità esterne ovvero da tecnici iscritti negli Albi Professionali; gli immobili detenuti a scopo di investimento, disciplinati dallo IAS 40, sia in sede di prima applicazione che a regime sono sottoposti alla valutazione basata sul fair value, determinato secondo le modalità descritte in precedenza per gli immobili ad uso funzionale.

Attività immateriali

Impairment test degli avviamenti e delle differenze positive di consolidamento

I principi IAS/IFRS non consentono l'ammortamento dei beni a vita utile indefinita, tra i quali sono compresi l'avviamento e le differenze positive di consolidamento rilevate in occasione dell'acquisizione delle società controllate; tali attività devono essere valutate sistematicamente almeno una volta all'anno, sulla base del valore recuperabile determinato attraverso il cosiddetto impairment test. A tal fine, in particolare, è stato svolto l'impairment test sulle differenze positive di consolidamento che ha comportato, rispetto ai principi contabili nazionali, la necessità di svalutare parzialmente il valore afferente la controllata Cassa di Risparmio di Mirandola S.p.A., imputando alla voce "Riserva FTA" al 1° gennaio 2004 la relativa rettifica.

In base ai principi IAS/IFRS, per quanto riguarda l'avviamento iscritto in bilancio secondo i precedenti principi contabili in seguito all'acquisizione della filiale di Bologna dell'ex Banco di Napoli S.p.A., il valore recuperabile è risultato superiore al valore iscritto in bilancio, mentre è stato rideterminato al 1° gennaio 2004 il valore delle differenze positive di consolidamento rilevate per l'acquisizione del controllo della Cassa di Risparmio della Spezia S.p.A.

Passività finanziarie di negoziazione

Valutazione al fair value dei contratti derivati di trading

I principi IAS/IFRS impongono la valutazione al fair value dei contratti derivati, che comprendono le passività finanziarie detenute per la negoziazione, inclusi i valori negativi dei contratti derivati ad eccezione dei contratti designati come efficaci strumenti di copertura, classificati in apposite voci dello stato patrimoniale; in tali passività figura inoltre l'impegno derivante dalle opzioni put emesse dalla Capogruppo su quote di terzi relative ad investimenti partecipativi classificati tra le attività disponibili per la vendita ed anch'essi valutati al fair value.

Valutazione al fair value dei contratti derivati impliciti nelle obbligazioni emesse
I principi IAS/IFRS richiedono che i contratti derivati vengano rilevati in bilancio separatamente anche se sono incorporati in altri strumenti finanziari (i cosiddetti "strumenti finanziari strutturati"), qualora tali strumenti non siano valutati al fair value con imputazione delle variazioni dello stesso a conto economico; in sede di prima applicazione si è pertanto proceduto a scomporre i prestiti strutturati emessi nelle due componenti, estrapolando dal valore di carico del prestito obbligazionario il valore delle opzioni implicite in oggetto.

Passività finanziarie al costo ammortizzato
Rettifica per effetto dell'applicazione del costo ammortizzato
Le passività finanziarie vengono valutate al costo ammortizzato in base al metodo del tasso di interesse effettivo; fanno eccezione le passività a breve termine, che rimangono iscritte per il valore nominale.
Contabilizzazione delle operazioni di copertura (cd. "adjusted cost")
Il valore degli strumenti oggetto di copertura è stato rettificato tenendo conto delle sole variazioni di fair value prodotte dai rischi oggetto di copertura.
Obbligazioni proprie
I principi IAS/IFRS richiedono che l'eventuale riacquisto di obbligazioni proprie sia trattato come un'estinzione di passività e che le relative obbligazioni debbano pertanto essere classificate a riduzione del passivo.
Opzioni put
In base a quanto previsto dai principi IAS/IFRS l'impegno derivante dalle opzioni put emesse dalla Capogruppo su quote di terzi del patrimonio netto di società controllate è stato rilevato tra le passività finanziarie dello stato patrimoniale, per un importo pari al valore attuale dell'ammontare del relativo rimborso.

Fondo trattamento di fine rapporto
Il trattamento di fine rapporto è stato considerato assimilabile ad un'obbligazione a benefici definiti e pertanto rideterminato secondo valori attuariali e non più come previsto dalla specifica normativa italiana.

Fondi di quiescenza ed altri fondi per rischi ed oneri
Fondi di quiescenza
I principi IAS/IFRS richiedono che la valutazione dei piani previdenziali a benefici definiti a favore del personale dipendente avvenga sulla base della stima attuariale dell'importo che l'impresa dovrà corrispondere al momento della risoluzione del rapporto di lavoro. Per i piani pensionistici a benefici definiti sono state, pertanto, ottenute le valutazioni da parte di attuari esterni indipendenti, rettificando gli stanziamenti nei casi in cui i valori determinati in precedenza non risultassero in linea con le disposizioni degli IAS/IFRS.
Altri fondi per rischi ed oneri
I principi IAS/IFRS richiedono che l'importo dell'accantonamento sia rappresentato dal valore attuale dell'onere che si stima sarà necessario per estinguere l'obbligazione. Tra i fondi presenti in bilancio il fattore temporale è stato ritenuto rilevante solo per quelli costituiti a fronte di cause passive ed azioni revocatorie, considerati i tempi normalmente lunghi necessari per la conclusione del contenzioso. Tali stanziamenti sono stati, quindi, rettificati per tenere conto del loro valore attuale. I criteri sopra esposti vengono applicati anche ai fondi di quiescenza per i quali è previsto contrattualmente una limitazione dell'impegno a carico dell'azienda. Le obbligazioni legate al rapporto di lavoro, quali ad esempio il premio di anzianità erogato ai dipendenti al raggiungimento del 25° anno di servizio presso alcune società del Gruppo, sono state rilevate in base a stime attuariali indipendenti.

Patrimonio netto di pertinenza di terzi
Tale voce include gli effetti derivanti dalla prima adozione degli IAS/IFRS attribuibili a terzi.

Altri aspetti
Derivati di copertura
Il portafoglio delle operazioni di copertura dei rischi accoglie gli strumenti derivati impiegati con lo scopo di annullare o di ridurre i rischi di mercato ai quali sono esposti gli strumenti finanziari oggetto di copertura; gli strumenti utilizzati per le operazioni in essere (fair value hedge) sono i contratti derivati, stipulati per realizzare coperture del fair value di alcune emissioni obbligazionarie. Le nuove

regole hanno comportato la revisione dei criteri di contabilizzazione e valutazione delle operazioni di copertura. In sede di prima adozione dei principi IAS/IFRS, le poste patrimoniali il cui valore di mercato è oggetto di copertura ed i correlati contratti derivati di copertura sono stati valutati al fair value, mentre in base ai principi contabili nazionali venivano iscritti al costo.

Patrimonio netto

I principi IAS/IFRS, a differenza dei principi contabili adottati in precedenza, richiedono che il valore corrente dei compensi in azioni (le cosiddette stock options), rappresentato dal fair value delle opzioni, venga rilevato nel conto economico al momento della loro assegnazione a dipendenti od amministratori e ripartito nel periodo intercorrente tra la data di assegnazione e quello di maturazione, con la contropartita iscritta in una riserva di patrimonio netto. Le disposizioni previste dal principio IFRS 2 devono essere applicate per i piani assegnati dopo il 7 novembre 2002 e non ancora maturati al 1° gennaio 2005. Il piano di stock options attualmente in vigore è stato deliberato dal consiglio di amministrazione del 31 luglio 2003 e maturerà nell'intervallo tra il 1° agosto 2006 ed il 1° agosto 2009. Per tale piano è stato determinato il fair value delle opzioni assegnate e si è provveduto a destinare alla voce "Riserva FTA" l'importo di competenza degli anni 2003 e 2004.

Effetti fiscali

Gli impatti sul patrimonio netto e sull'utile netto derivanti dalla prima applicazione degli IAS/IFRS sono stati calcolati al netto del relativo effetto fiscale; tale effetto, rilevato nelle voci di stato patrimoniale "Attività fiscali" e "Passività fiscali", è stato determinato in base alla legislazione vigente, ivi compreso il Decreto IAS.

6. Lo scenario economico e di settore

Il temuto rallentamento della crescita dell'economia mondiale, nonostante il prolungarsi delle tensioni sul mercato petrolifero, non si è verificato. Anzi, si è assistito ad un generale recupero delle performance delle diverse economie, non solo dei paesi emergenti, ma anche di alcuni paesi industrializzati. In questo contesto, rimangono peraltro deboli i segnali di ripresa ciclica per quanto riguarda l'Uem in generale e l'Italia in particolare.

Per quanto riguarda l'Uem, il tasso di crescita del PIL nel secondo trimestre è stato dell'1,1%, performance piuttosto modesta dovuta principalmente al mancato dinamismo della domanda interna. I dati relativi agli indicatori di fiducia dei consumatori mostrano solo timidi segnali di ripresa, mentre migliori sono le indicazioni di ripresa di *sentiment* che si possono trarre dagli indicatori di fiducia delle imprese.

In Italia la performance del PIL appare in ripresa, seppur lieve: nel terzo trimestre 2005 è stata registrata una crescita delle attività produttive dello 0,1% su base annua (+0,7% su base trimestrale), contro la flessione dello 0,2% registrata nel primo trimestre dell'anno.

La politica monetaria nell'Area Euro dall'inizio dell'anno si è mantenuta neutrale; il tasso minimo di offerta sulle operazioni di rifinanziamento principali è rimasto al 2%, così come i tassi di interesse sulle operazioni di rifinanziamento marginale e sui depositi overnight sono stati lasciati rispettivamente al 3% ed all'1%. Negli ultimi giorni i mercati sembrano voler anticipare un aumento dei tassi di riferimento a partire dai primi mesi del prossimo anno.

Per quanto riguarda i mercati azionari, nel terzo trimestre del 2005 si è consolidato il trend positivo.

Il mercato azionario statunitense ha registrato una crescita del 3% mentre per l'Europa si arriva quasi al 20%, confermando nei primi tre trimestri dell'anno un andamento più regolare rispetto alle altre aree. I mercati azionari dei paesi emergenti hanno manifestato un aumento dei corsi consistente, nonostante l'elevato prezzo del petrolio renda più problematica la sostenibilità della crescita economica in alcuni paesi asiatici. Infine si è appalesata una sensibile crescita dell'indice azionario giapponese, confermando il consolidamento dell'economia avvenuto nella prima parte dell'anno e la maggiore fiducia che in questo momento gli operatori sembrano accordare ai processi di ristrutturazione avviati.

Per quanto riguarda i mercati obbligazionari, nel terzo trimestre 2005 si è registrata maggiore incertezza rispetto ai trimestri precedenti. Negli Stati Uniti il rendimento dell'indice Jp Morgan è stato leggermente negativo scontando l'insorgere di timori inflazionistici, viste le perduranti tensioni sui prezzi del petrolio; da inizio anno il rendimento complessivo del mercato obbligazionario americano è stato di circa il 2%. Nell'Area Euro il rendimento, pur positivo, risulta notevolmente ridimensionato rispetto ai trimestri passati; nel 2005 il rendimento complessivo finora realizzato è stato superiore al 5%, in linea con quanto registrato nello stesso periodo del 2004. I mercati obbligazionari dei paesi emergenti hanno registrato da inizio anno un rendimento superiore all'8%, uniformemente distribuito tra le rispettive aree.

Per quanto riguarda il mercato del credito, la dinamica degli impieghi del sistema bancario italiano con un flusso netto di nuovi impieghi di circa 90 miliardi di euro rispetto a settembre 2004 ha raggiunto una consistenza di oltre 1.153 miliardi di euro con un aumento della componente a protratta scadenza rispetto a quella a breve termine.

La raccolta bancaria a settembre 2005 è risultata pari a 1.059 miliardi di euro, segnando una variazione tendenziale annua positiva del 7,5%; lo stock della raccolta è aumentato di 74,3 miliardi di euro di valore assoluto, con una lieve accelerazione del trend dei depositi da clientela - il cui tasso di crescita tendenziale è risultato pari al 6,3% - ed una contenuta decelerazione della dinamica delle obbligazioni delle banche.

Il tasso sui depositi applicato alle famiglie e società non finanziarie si è assestato (0,91% al 30 settembre 2005), mentre il tasso medio ponderato sul totale dei prestiti a famiglie e società non finanziarie ha manifestato una lieve flessione, collocandosi al 4,61%: 24 punti base al di sotto di quanto segnato a settembre 2004 (4,85%). Il tasso sui c/c attivi a settembre 2005 è risultato pari al 5,85% contro il 6,23% settembre 2004.

La raccolta indiretta, con 1.611 miliardi di euro segna una lieve crescita (+0,79%) rispetto allo stesso periodo dell'anno precedente. In particolare, nel risparmio amministrato si osserva una crescita su base annua dei certificati di deposito (+16%) e delle obbligazioni bancarie (+3,2%), cui ha fatto riscontro una contrazione delle quote dei BOT (-21,8%).

Le gestioni patrimoniali bancarie, che rappresentano il 9,5 della raccolta indiretta, ammontano a circa 153,4 miliardi di euro, con una variazione tendenziale positiva di circa l'1%.

Il patrimonio netto dei fondi comuni di investimento degli intermediari italiani è cresciuto, collocandosi a 569,3 miliardi di euro.

7. Le linee di azione e le iniziative del trimestre

Le politiche commerciali e distributive

Nel terzo trimestre 2005 sono proseguite le iniziative commerciali focalizzate all'espansione della base di clientela, all'incremento dell'indice di cross-selling, all'erogazione di un livello di servizio elevato e coerente con le aspettative di ciascun segmento di mercato ed all'ottimizzazione dei canali distributivi.

Per razionalizzare la rete di vendita ed ottenere una copertura più capillare ed efficiente dei territori già presidiati dal Gruppo, Banca CR Firenze S.p.A. ha aperto la Filiale di San Vincenzo (LI), CR Civitavecchia Sp.A. ha aperto la Filiale n°2 di Santa Marinella (RM), CR Orvieto S.p.A. ha trasferito la Filiale di Capodimonte (VT) a Viterbo, lo sportello ASL di Orvieto a Guidonia Montecelio (RM) ed ha aperto la Filiale n°2 di Terni; infine la Filiale di Spoleto (PG) è stata ceduta da CR Orvieto S.p.A. alla Capogruppo. In totale sono operative, al 30 settembre 2005, 521 Filiali.

La Rete Promotori ha consolidato le dimensioni già raggiunte al 30 giugno 2005 (34 Spazi Finanziari e 181 Promotori). E' proseguita a ritmi elevati la crescita del numero clienti (+10%) e delle masse gestite (+15%) rispetto al 30 Giugno 2005.

Prosegue lo sviluppo dei canali "remoti", con un arricchimento dei relativi servizi (da luglio 2005 i clienti del Gruppo possono ricaricare le proprie carte prepagate anche via Internet o attraverso Call

Center) e cresce il numero di utenti; in particolare 14.958 imprese (+21% su base annua) utilizzano i *servizi di remote banking del Gruppo.*

L'acquisizione nel mese di agosto di Daewoo Bank S.A. (Romania) apre importanti prospettive di crescita nel mercato imprese, grazie alle sinergie commerciali che possono essere colte sulle numerose imprese dell'Italia Centrale con interessi o in rapporti commerciali con la Romania; anche il mercato retail grazie ai forti tassi di crescita economica che la Romania sta esprimendo, dischiude per il nostro Gruppo interessanti opportunità.

Mercato Retail

L'iniziativa "Presenta un amico", lanciata nel giugno di quest'anno per acquisire nuova clientela attraverso l'offerta di conti correnti package a condizioni favorevoli, sta dando ottimi risultati: al 30 settembre 2005 risultavano aperti 5.350 nuovi conti correnti; di questi, il 79% è rappresentato da "nuovi clienti" ed il resto da "nuovi correntisti" (clienti già possessori di altri prodotti ma non del conto corrente).

I conti correnti package della linea Ioimpresa, disegnati per le esigenze delle aziende di piccole e medie dimensioni, sono cresciuti del 43% su base annua.

La maggior parte dei nuovi clienti/correntisti ha acquistato numerosi altri prodotti: (carte, utenze, accredito stipendio/pensione, PAC, fondi pensione, mutui, prestiti, etc.) contribuendo in modo significativo al miglioramento dell'indice di cross selling della clientela privata.

Tra i prodotti che nel periodo hanno fatto registrare le migliori performance, vanno citati i mutui, che grazie anche al contributo fornito dalla rete Findomestic Banca S.p.A., sono cresciuti del 40% rispetto all'anno precedente.

La collaborazione con quest'ultima sta portando ottimi risultati anche sulla linea di prestiti personali denominata "Prestissimo" e carta "Aura": le filiali del Gruppo hanno incrementato, su base annua, gli importi erogati rispettivamente del 66% e del +21%.

Le carte prepagate collocate dal Gruppo hanno abbondantemente superato le 50.000 unità (+86% su base annua); in crescita anche le carte di debito (+ 0,45%) e le carte di credito (+1,81%).

Per quanto riguarda il settore dei prodotti di investimento, al 30 Settembre 2005, sono state realizzate emissioni di prestiti obbligazionari sul mercato domestico per complessivi 786 milioni di euro (+18% rispetto al 30 settembre 2004).

Nel comparto Bancassicurazione, la raccolta premi lorda del Gruppo ammonta al 30 settembre 2005 a 346 milioni di euro, con un incremento dello stock di 52 milioni di euro. In particolare la nuova polizza Unit-Linked "Omnia", contraddistinta da un'importante garanzia "caso morte" ha incontrato le maggiori preferenze della clientela.

Il patrimonio gestito da CR Firenze Gestion Internationale S.A. ha raggiunto i 6.302 milioni di euro (+29% su base annua); la consistenza delle gestioni di portafoglio individuali è pari a 2.838 milioni di euro (+18%).

Continuano gli ottimi risultati del fondo pensione aperto "CRF Previdenza": gli aderenti hanno ampiamente superato le 16.000 unità, con una crescita di oltre 8.000 rispetto alla fine del 2004. Da

segnalare inoltre che è stata perfezionata, nel mese di agosto 2005, l'adesione collettiva dei dipendenti della controllata CR della Spezia S.p.A.

Mercato Private

Prosegue il monitoraggio della coerenza tra profilo di rischio/rendimento della clientela ed asset allocation dei relativi portafogli di investimento.

Le gestioni patrimoniali rappresentano, anche sotto questo aspetto, il prodotto più adatto per questo mercato. I risultati ottenuti dalle linee di gestione dedicate al canale private sono molto buoni: le "GPI Private Caveau" sono cresciute del 19% da inizio anno; le "GPS Private Scelta Dinamica" del 97%; le "Gestion Privée" del 18%.

Dal 1° luglio 2005 l'offerta del canale private si è ulteriormente arricchita con la Gestione con Preventivo Assenso "Private Scelta Condivisa".

Mercato Imprese

L'attività rivolta a questo mercato si è focalizzata sulla realizzazione di prodotti e servizi a supporto degli sforzi che le aziende del nostro territorio stanno compiendo per migliorare la loro capacità di competere sul mercato.

In particolare, è stato sottoscritto un accordo per una nuova iniziativa denominata "Fidi Toscana Sviluppo", destinata a PMI, consorzi e società consortili, finalizzato al rilascio da parte di Fidi Toscana di una garanzia sussidiaria tra il 60% e l'80% dell'operazione finanziata per investimenti da effettuare, o già effettuati da non oltre un anno, ed operazioni di ristrutturazione a medio termine di passività a breve.

Per sostenere gli operatori del settore turistico-alberghiero, è stato perfezionato un accordo fra Confindustria Toscana-Sezione Alberghi, Confidi Toscana, Fidi Toscana e la Capogruppo che consente l'accesso al credito a condizioni economiche concorrenziali parametrate al grado di merito creditizio. L'iniziativa (denominata "Toscana Albergo") prevede il rilascio a favore della Banca, per la prima volta, di una co-garanzia sussidiaria nella misura dell'80% (pro-quota fra Fidi Toscana e Confidi Toscana) sull'importo dei finanziamenti concessi. Al 30 settembre 2005 sono state presentate domande per circa 5 milioni di euro.

L'attività creditizia

Sono proseguite anche nel terzo trimestre dell'anno le attività progettuali a supporto del credito. Nell'ambito del progetto "Reenginering del processo del credito", è stato completato il Processo Imprese che prevede il calcolo e la validazione del rating in ottica Basilea2.

Nel terzo trimestre 2005 sono state effettuate 1.602 operazioni di finanziamenti ipotecari per 395 milioni di euro, di cui il 30% per numero ed il 39% per importo da parte delle Banche controllate. Complessivamente, nei primi nove mesi del 2005, si sono concluse 5.217 operazioni per 1.331 milioni di euro.

L'ammontare degli incagli ha fatto segnare, nel terzo trimestre, una nuova flessione del 2,7%, passando da 128,3 a 124,8 milioni di euro. Nello stesso periodo l'ammontare dei dubbi esiti relativo agli incagli manifesta un contenuto incremento passando da 19,1 milioni di euro al 30 giugno 2005 a 19,9 milioni di euro al 30 settembre 2005. Anche il rapporto di copertura subisce nello stesso arco temporale un incremento, passando dal 14,8% al 16,0%.

Nell'ambito delle convenzioni esistenti con i Consorzi Garanzia Collettiva Fidi è proseguita l'attività di estensione anche all'ambito consortile dei nuovi prodotti di finanziamento a medio e lungo termine appositamente realizzati per una tipologia di clientela di rilevante interesse per il nostro territorio di riferimento. Nel contempo, è iniziata la diffusione, fra i Consorzi che operano nel settore del commercio, del nuovo prodotto Fido Pos realizzato per controbattere l'azione delle banche concorrenti dirette.

L'attività finanziaria

La gestione del portafoglio titoli di proprietà è stata caratterizzata nel trimestre dalla rotazione della componente a tasso variabile, con cessioni mirate di posizioni obbligazionarie in fasi di mercato caratterizzate da buone opportunità e con ricostituzione delle posizioni con acquisti, realizzati prevalentemente sul mercato primario, di titoli similari a tasso variabile interessanti dal punto di vista reddituale.

La gestione del portafoglio obbligazionario privilegia, nel complesso, strumenti che hanno riprezzamento frequente, durata contenuta, buone caratteristiche di liquidità e di merito creditizio. La posizione in obbligazioni corporate (principalmente titoli bancari) è leggermente incrementata rispetto a giugno 2005.

Sui mercati azionari si è continuato ad operare con la massima prudenza, seguendo l'andamento dei principali indicatori macro-economici e cercando di cogliere le opportunità offerte dal mercato mediante un'intensa attività di trading. Alla fine del terzo trimestre 2005 il saldo della posizione azionaria appare in modesto incremento rispetto a giugno, a fronte di acquisti di fondi comuni ed ETF azionari.

E' proseguita anche l'attività di acquisto e vendita di azioni proprie, sulla base del mandato dell'Assemblea nel rispetto dei vincoli fissati dalla normativa. Al 30 settembre 2005 non risultano in portafoglio azioni proprie.

L'operatività in contratti derivati, finalizzata principalmente al bilanciamento dei rischi finanziari e all'intermediazione, si è mantenuta su livelli sostenuti, in particolare per quanto riguarda l'attività in strumenti di gestione del rischio di tasso per la clientela.

La gestione dei rischi

Nel terzo trimestre 2005 tutti gli indicatori relativi all'esposizione ai rischi finanziari hanno evidenziato valori entro i limiti fissati dal regolamento interno.

In particolare per Banca CR Firenze S.p.A. l'indicatore che misura l'esposizione massima ai rischi di mercato con la tecnica del VAR a 10 giorni (2,3 milioni di euro) rapportata alla somma del Tier 1 e Tier 2 è risultata pari allo 0,12%, contro un limite regolamentare dello 0,50%.

Il rischio di tasso, misurato rapportando al Tier 1 + Tier 2 la variazione del valore economico del capitale, calcolata per shift paralleli di 200 bp, è risultata mediamente attorno al 9%.

Tutte le Banche del Gruppo hanno costantemente osservato i limiti attualmente fissati dall'Organo di Vigilanza e dal Fondo Interbancario di Tutela dei Depositi nell'ambito dei requisiti prudenziali inerenti i rischi di credito, di mercato e di liquidità.

Relativamente alla rischiosità creditizia, il Gruppo evidenzia una tendenza al contenimento dell'incidenza delle posizioni a rischio (sofferenze ed incagli) rispetto al 2004, posizionandosi su valori in linea con quelli medi del sistema bancario.

L'attività di ricerca e sviluppo e gli interventi organizzativi

Coordinamento Organizzazione e sistemi

Nel corso del terzo trimestre si è conclusa la mappatura dei processi operativi e la ridefinizione della convenzione quadro per lo svolgimento dei servizi accentrati.

Sono state avviate le attività necessarie per la costituzione della funzione di presidio della continuità operativa per il Gruppo, in simbiosi con il progetto di governance ICT.

Nell'ambito della Privacy, si sono conclusi, con l'invio generalizzato della nuova informativa a tutti i soggetti interessati, gli adeguamenti richiesti dall'entrata in vigore del "Codice di deontologia e buona condotta per i sistemi informativi gestiti da soggetti privati in tema di crediti al consumo, affidabilità e puntualità nei pagamenti". E' stata condotta una revisione del tema privacy sui siti commerciali (Liberamente.net e Io-Impresa.it), che ha portato alla definizione e diffusione delle politiche di gestione dei siti Internet e più in generale dei dati personali della Clientela, che si affianca a quella sulla "Sicurezza", già operativa.

Il 30 agosto 2005 si è chiuso il progetto "Nuovo codice Protezione dati personali 2004", iniziato nel 2004, che ha conseguito i seguenti obiettivi:

- nuova notificazione telematica al Garante della protezione dati personali prevista dal nuovo codice;
- implementazione delle nuove misure di sicurezza previste dal nuovo codice attraverso una serie di interventi sui sistemi e relative disposizioni a tutto il personale;
- integrazione dei contratti dei fornitori con clausole a tutela del trattamento dati, di cui la banca é titolare;
- revisione dell'assegnazione delle responsabilità formali Privacy nominando i Responsabili dei trattamenti.

Governo ICT di Gruppo

Il progetto, avviato all'inizio dell'anno, é sostanzialmente in linea con le previsioni e precisamente:

- completato il nuovo Modello ICT e l'Architettura Organizzativa di Gruppo (il primo dimensionamento delle strutture e il primo livello della nuova struttura organizzativa) ed iniziata la fase di roll-out della nuova organizzazione;
- in corso la predisposizione degli strumenti che vengono utilizzati per il roll-out organizzativo;
- completata l'attività di definizione del catalogo dei servizi per la Carta dei Servizi;

- definito il passaggio dei contratti tra Banca CR Firenze S.p.A. ed Infogroup S.p.A.: le attività di definizione del contratto definitivo sono in corso e si prevede che saranno ultimate nel novembre 2005;
- definiti i Transition Manager;
- completati i Progetti del Piano regolatore informatico con l'approvazione dei business driver e delle linee guida dell'applicazione Sportello e dell'Enterprise Nervous System, del Server consolidation con la stesura del Business case e dello scenario di consolidamento e dell'Analisi della rete geografica, con la produzione dell'analisi dello scenario e la definizione della strategia di negoziazione;
- in corso l'esecuzione del piano di comunicazione; in particolare sono state effettuate le prime comunicazioni sindacali sulla nuova Organizzazione ICT.

8. L'analisi dei risultati economici

Come evidenziato nelle note di commento, la presente relazione è stata predisposta applicando i principi contabili internazionali IAS/IFRS; in proposito si ricorda che relativamente ai dati comparativi riferiti all'esercizio 2004 il Gruppo non ha tenuto conto delle disposizioni contenute nei principi IAS 32 e 39 ed IFRS4, aventi ad oggetto la valutazione e rilevazione degli strumenti finanziari e la valutazione dei contratti assicurativi; di conseguenza, nei dati economici di tale esercizio non sono ricompresi gli effetti connessi all''applicazione di tali principi.

Nel corso dei primi nove mesi del 2005 l'attività del Gruppo è stata caratterizzata, in linea con gli obiettivi indicati nel budget e nel piano industriale, da efficaci azioni commerciali "client oriented", allo scopo di migliorare il servizio reso alla clientela, in un ambito di razionalizzazione e contenimento dei costi.

Sono stati raggiunti risultati significativi, sia in termini di redditività che di incremento della raccolta complessiva e degli impieghi, in un quadro di forte attenzione verso la migliore e più efficiente allocazione del capitale e verso il presidio della redditività e della creazione di valore.

L'andamento reddituale complessivo

30 settembre 2005	30 settembre 2004	*Importi in milioni di euro*	Variazione 30 settembre 2005 / 30 settembre 2004	
			assoluta	**%**
382,3	345,4	Margine d'interesse	36,9	10,7%
745,9	701,9	Margine d'intermediazione	44,0	6,3%
256,3	232,7	Risultato di gestione	23,6	10,1%
205,8	180,2	Utile dell'attività corrente al lordo delle imposte	25,6	14,2%
121,0	**108,0**	**Utile netto**	**13,0**	**12,0%**

I primi nove mesi del 2005 si chiudono con un utile netto consolidato pari a 121,0 milioni di euro, in aumento del 12,0% rispetto al corrispondente periodo del 2004.

Il margine d'interesse

30 settembre 2005	30 settembre 2004	*Importi in milioni di euro*	Variazione 30 settembre 2005 / 30 settembre 2004	
			assoluta	**%**
553,4	508,9	Interessi attivi	44,5	8,7%
-171,1	-163,5	Interessi passivi	-7,6	4,6%
382,3	**345,4**	**Margine d'interesse**	**36,9**	**10,7%**

Il significativo incremento del margine d'interesse al 30 settembre 2005 rispetto al 30 settembre 2004 (+10,7%) è essenzialmente dovuto al positivo andamento degli interessi netti clientela, che hanno

beneficiato del miglioramento della forbice dei tassi e della crescita delle masse amministrate nel periodo di riferimento.

Il margine d'intermediazione

30 settembre 2005	30 settembre 2004	*Importi in milioni di euro*	Variazione 30 settembre 2005 / 30 settembre 2004 assoluta	%
382,3	**345,4**	**Margine d'interesse**	**36,9**	**10,7%**
284,6	261,6	Commissioni nette ed altri proventi di gestione netti	23,0	8,8%
-18,6	-21,5	Variazione delle riserve tecniche ramo assicurativo	2,9	-13,5%
51,4	64,8	Profitti netti da operazioni finanziarie	-13,4	-20,7%
46,2	51,6	Dividendi e utili delle società valutate al patrimonio netto	-5,4	-10,5%
745,9	**701,9**	**Margine d'intermediazione**	**44,0**	**6,3%**

Rispetto ai primi nove mesi dell'esercizio precedente, il margine d'intermediazione evidenzia un aumento di 44,0 milioni di euro (+6,3%), prevalentemente legato alla crescita del margine d'interesse; l'incremento dell'aggregato dei "ricavi da servizi" risulta pari a 7,1 milioni di euro, in quanto il rilevante aumento delle commissioni ed altri proventi netti è stato in gran parte assorbito dalla diminuzione dei profitti netti da operazioni finanziarie e degli utili delle società valutate al patrimonio netto.

Il risultato di gestione

30 settembre 2005	30 settembre 2004	*Importi in milioni di euro*	Variazione 30 settembre 2005 / 30 settembre 2004 assoluta	%
745,9	**701,9**	**Margine d'intermediazione**	**44,0**	**6,3%**
-450,4	-429,9	Spese amministrative	-20,5	4,8%
-280,1	*-281,0*	*Spese per il personale*	*0,9*	*-0,3%*
-137,0	*-121,7*	*Spese correnti*	*-15,3*	*12,6%*
-33,3	*-27,2*	*Imposte indirette e tasse*	*-6,1*	*22,4%*
-39,2	-39,3	Rettifiche di valore su attività materiali ed immateriali	0,1	-0,3%
256,3	**232,7**	**Risultato di gestione**	**23,6**	**10,1%**

La crescita e lo sviluppo delle attività registrati nei primi nove mesi dell'anno 2005 hanno comportato, rispetto allo stesso periodo del 2004, un aumento delle spese amministrative pari al 4,8%, seppur in un contesto di forte attenzione verso l'efficientamento e la razionalizzazione della struttura operativa, confermato dal fatto che la crescita percentuale dei costi è stata inferiore a quella del margine

d'intermediazione; in relazione alle circostanze sopra descritte, il risultato di gestione presenta un incremento di 23,6 milioni di euro (+10,1%).

L'utile netto

30 settembre 2005	30 settembre 2004	*Importi in milioni di euro*	Variazione 30 settembre 2005 / 30 settembre 2004 assoluta	%
256,3	**232,7**	**Risultato di gestione**	**23,6**	**10,1%**
-14,5	-10,3	Accantonamenti netti ai fondi per rischi ed oneri	-4,2	40,8%
-36,0	-42,2	Rettifiche di valore nette su crediti ed attività finanziarie	6,2	-14,7%
205,8	**180,2**	**Utile dell'attività corrente al lordo delle imposte**	**25,6**	**14,2%**
-71,3	-60,7	Imposte sul reddito	-10,6	17,5%
-13,5	-11,5	Utile di pertinenza di terzi	-2,0	17,4%
121,0	**108,0**	**Utile netto**	**13,0**	**12,0%**

Rispetto al 30 settembre dell'esercizio precedente l'ammontare degli accantonamenti e delle rettifiche nette mostra una diminuzione, pari a 2,0 milioni di euro, che testimonia l'efficacia della politica di valutazione ed erogazione del credito adottata dal Gruppo seppur in una fase congiunturale non favorevole. L'utile dell'attività corrente evidenzia pertanto un progresso del 14,2% e l'utile netto, pari a 121,0 milioni di euro, cresce del 12,0%.

Il ROE ed i ratios


Utile netto e ROE
17%
14%
11%
8%
140
130
120
110
100
90
80
70
60
50
30/09/2004
31/12/2004
30/09/2005
Utile netto
ROE


Patrimonio netto e ROE
18%
16%
14%
12%
10%
8%
1400
1300
1200
1100
1000
900
800
700
600
30/09/2004
31/12/2004
30/09/2005
Patrimonio netto
ROE

Il ROE annualizzato del Gruppo, calcolato rapportando l'utile dei primi nove mesi dell'anno 2005 al patrimonio netto contabile medio ponderato del periodo 31 dicembre 2004 - 30 settembre 2005 ed escludendo l'utile in formazione, risulta pari al 13,6%.

Per quanto riguarda l'andamento di alcuni ratios economici del Gruppo Banca CR Firenze, rispetto al 30 settembre 2004 si rilevano le variazioni:

⇒ del cost/income, calcolato rapportando le spese amministrative e le rettifiche di valore su immobilizzazioni materiali ed immateriali al margine di intermediazione ed escludendo i recuperi spese, che passa dal 64,6% al 63,5%;

⇒ dell'incidenza del costo del personale e delle altre spese amministrative sul totale attivo, rispettivamente passata dall'1,44% all'1,30% e dallo 0,76% allo 0,79%.


Cost/income e Margine di intermediazione
66%
65%
64%
63%
62%
850
800
750
700
650
600
550
500
450
400
30/09/2004
31/12/2004
30/09/2005
Margine d'intermediazione
Cost / income

9. L'analisi dei dati patrimoniali e finanziari

I positivi risultati economici conseguiti dal Gruppo nei primi nove mesi del 2005 trovano conferma nell'andamento delle principali componenti patrimoniali e finanziarie di seguito rappresentate.

La raccolta

30/09/2005	30/06/2005	*Importi in milioni di euro*	Variazione assoluta	Variazione %
17.289,9	17.372,6	Raccolta diretta	-82,7	-0,5%
19.477,4	19.568,6	Raccolta indiretta	-91,2	-0,5%
36.767,3	**36.941,2**	**Raccolta totale da clientela ordinaria**	**-173,9**	**-0,5%**

Rispetto al 30 giugno 2005 la raccolta totale ha registrato una contenuta diminuzione (-0,5%), per effetto del decremento tanto della raccolta diretta, quanto della indiretta riguardante la componente amministrata e, in particolare, quella riferita ad una importante controparte.

La raccolta diretta

30/09/2005	30/06/2005	*Importi in milioni di euro*	Variazione assoluta	Variazione %
14.273,5	14.218,3	Passività finanziarie al costo ammortizzato	55,2	0,4%
8.757,6	*8.636,5*	*Raccolta a vista (c/c passivi, depositi a risparmio e fondi di terzi in amministrazione)*	*121,1*	1,4%
5.167,9	*5.195,9*	*Obbligazioni (compresi prestiti subordinati)*	*-28,0*	-0,5%
348,0	*385,9*	*Altre passività al costo ammortizzato*	*-37,9*	-9,8%
3.016,4	3.154,3	Passività finanziarie di negoziazione	-137,9	-4,4%
1.270,6	*1.365,1*	*Pronti contro termine*	*-94,5*	-6,9%
17,1	*35,1*	*Derivati di negoziazione*	*-18,0*	-51,3%
1.728,7	*1.754,1*	*Altre passività di negoziazione*	*-25,4*	-1,4%
17.289,9	**17.372,6**	**Raccolta diretta**	**-82,7**	**-0,5%**

L'aggregato in esame evidenzia nel terzo trimestre 2005 una diminuzione delle obbligazioni (-0,5%), più che compensata, all'interno delle "Passività finanziarie al costo ammortizzato", dalla crescita delle forme tecniche a vista. Per quanto riguarda la diminuzione delle passività finanziarie di negoziazione, essa è principalmente attribuibile alla voce "Pronti contro termine" (-6,9%).

La raccolta indiretta

30/09/2005	30/06/2005	*Importi in milioni di euro*	Variazione assoluta	Variazione %
8.756,7	9.273,3	Raccolta amministrata	-516,6	-5,6%
10.720,7	10.295,3	Raccolta gestita	425,4	4,1%
3.048,1	2.907,7	*Gestioni patrimoniali (GPM - GPS - GPF)*	140,4	4,8%
4.985,2	4.731,2	*Fondi*	254,0	5,4%
2.687,4	2.656,4	*Assicurazioni (riserve tecniche)*	31,0	1,2%
19.477,4	**19.568,6**	**Raccolta indiretta**	**-91,2**	**-0,5%**

La diminuzione della raccolta indiretta nel terzo trimestre del 2005 è dovuta all'effetto combinato dell'incremento della raccolta gestita (+4,1%) e del decremento dell'amministrata (-5,6%).

Gli impieghi a clientela

30/09/2005	30/06/2005	*Importi in milioni di euro*	Variazione assoluta	Variazione %
6.190,5	6.289,3	Conti correnti e finanziamenti	-98,8	-1,6%
123,7	125,4	Portafoglio sconto	-1,7	-1,4%
6.106,5	6.006,0	Mutui	100,5	1,7%
304,6	300,5	Sofferenze	4,1	1,4%
428,6	326,5	Altri impieghi	102,1	31,3%
-254,4	-247,1	Fondi rettificativi su crediti	-7,3	3,0%
12.899,5	**12.800,6**	**Impieghi a clientela**	**98,9**	**0,8%**

Gli impieghi a clientela aumentano, rispetto al 30 giugno 2005, di 98,9 milioni di euro (+0,8%), principalmente per effetto dell'incremento dei mutui che ha più che compensato il calo delle forme di impiego a vista connesso al fattore stagionalità.

Le partite a rischio (la qualità del portafoglio crediti)

30/09/2005	30/06/2005		Variazione	
		Importi in milioni di euro	assoluta	%
304,6	*300,5*	*Sofferenze lorde*	*4,1*	*1,4%*
-166,7	*-162,0*	*Dubbi esiti*	*-4,7*	*2,9%*
137,9	138,5	Sofferenze nette	-0,6	-0,4%
54,7%	53,9%	Grado di copertura sofferenze		0,8%
254,3	*248,4*	*Altri crediti deteriorati lordi*	*5,9*	*2,4%*
-44,3	*-41,6*	*Dubbi esiti*	*-2,7*	*6,5%*
210,0	206,8	Altri crediti deteriorati netti	3,2	1,5%
17,4%	16,7%	Grado di copertura altri crediti deteriorati		0,7%
558,9	548,9	Crediti deteriorati lordi	10,0	1,8%
-211,0	-203,6	Dubbi esiti complessivi	-7,4	3,6%
347,9	**345,3**	**Crediti deteriorati netti**	**2,6**	**0,8%**
37,8%	**37,1%**	**Grado di copertura dei crediti deteriorati**		**0,7%**

Le partite a rischio risultano complessivamente allineate a quelle rilevate in semestrale. Conseguentemente, il grado di copertura sia delle sofferenze che degli altri crediti dubbi si mantiene su livelli che manifestano la prudenzialità della politica di valutazione del credito applicata dal Gruppo.

Le attività finanziarie

30/09/2005	30/06/2005		Variazione	
		Importi in milioni di euro	assoluta	%
588,3	600,6	Attività finanziarie di negoziazione (HFT)	-12,3	-2,0%
519,1	*531,7*	*Titoli*	*-12,6*	*-2,4%*
16,1	*33,4*	*Derivati*	*-17,3*	*-51,8%*
53,1	*35,5*	*Altre attività di negoziazione*	*17,6*	*49,6%*
3.143,5	3.101,3	Attività finanziarie disponibili per la vendita (AFS)	42,2	1,4%
1.771,8	1.758,0	Attività finanziarie valutate al fair value (FVO)	13,8	0,8%
5.503,6	**5.459,9**	**Totale attività finanziarie**	**43,7**	**0,8%**

Nel terzo trimestre del 2005 le attività finanziarie sono cresciute dello 0,8%, prevalentemente per effetto di investimenti in titoli classificati nel portafoglio "disponibile per la vendita", che hanno più che compensato la riduzione delle attività "di negoziazione".

Il patrimonio netto

30/09/05	30/06/05	Importi in milioni di euro	Variazione assoluta	Variazione %
705,5	705,5	Capitale e sovrapprezzi	0,0	0,0%
109,9	114,8	Riserve di valutazione	-4,9	-4,3%
343,1	322,8	Altre riserve	20,3	6,3%
121,0	75,7	Utile netto	45,3	59,8%
1.279,5	**1.218,8**	**Patrimonio netto**	**60,7**	**5,0%**

Rispetto alla semestrale 2005 il patrimonio netto è incrementato (+5,0%) per effetto dell'utile di periodo e dell'incremento della quota parte di pertinenza degli utili conseguiti dalle società del Gruppo, che sono rilevati tra le altre riserve.

10. I Risultati per settore di attività del Gruppo

I risultati per settore di attività e la contribuzione di ciascun comparto all'utile netto sono in sintesi i seguenti:

importi in milioni di euro ***Settore di attività***	**30 settembre 2005**	**30 settembre 2004**	**Contribuzione percentuale**	
			30 settembre 2005	**30 settembre 2004**
Retail banking	63,5	48,0	52,52%	44,44%
Credito al consumo	35,6	41,1	29,45%	38,06%
Società prodotto	19,9	15,8	16,46%	14,63%
Società di servizi	1,5	1,4	1,24%	1,30%
Concessione e riscossione tributi	0,4	1,7	0,33%	1,57%
Utile netto	**120,9**	**108,0**	**100,00%**	**100,00%**

Il comparto Retail banking, rispetto al corrispondente periodo dell'anno precedente, segna un risultato in incremento sia in valore assoluto (+15,5 milioni di euro) che in peso percentuale sull'utile netto (+8,1%). Nel comparto del Credito al consumo il Gruppo Findomestic, leader nel mercato nazionale e consolidato con il metodo del patrimonio netto, registra una flessione del risultato nell'ordine del 13,4%, sostanzialmente dovuta ad un cambiamento dei criteri di stima adottati per determinare il valore attualizzato di alcune categorie di crediti deteriorati; in proposito si ricorda che i valori relativi al 2004 non tengono conto degli effetti connessi all'applicazione dei principi IAS 32 e 39.

L'utile netto conseguito dalle Società prodotto presenta un significativo incremento rispetto ai primi nove mesi dell'anno precedente (+25,9% in valore assoluto) e le Società di servizi mostrano una redditività sostanzialmente stabile rispetto al 2004, mentre il contributo del comparto Concessione e riscossione tributi evidenzia una riduzione del risultato a seguito del parziale riconoscimento della "clausola di salvaguardia".

Di seguito viene riportato il conto economico del comparto Retail banking, nel quale sono comprese le seguenti società controllate:

- Banca CR Firenze S.p.A.;
- Cassa di Risparmio di Civitavecchia S.p.A.;
- Cassa di Risparmio di Mirandola S.p.A.
- Cassa di Risparmio di Orvieto S.p.A.;
- Cassa di Risparmio di Pistoia e Pescia S.p.A.;
- Cassa di Risparmio della Spezia S.p.A.

Conto economico Retail banking *importi in milioni di euro*	30 settembre 2005	30 settembre 2004	Variazione 30 settembre 2005 / 30 settembre 2004	
			Assoluta	%
Margine d'interesse	**357,2**	**329,0**	**28,2**	**8,6%**
Commissioni nette ed altri proventi di gestione netti	247,1	245,2	1,9	0,8%
Profitti da operazioni finanziarie, dividendi e proventi simili	41,8	34,0	7,8	22,9%
Margine d'intermediazione	**646,1**	**608,2**	**37,9**	**6,2%**
Costi operativi	-459,1	-448,7	-10,4	2,3%
Risultato di gestione	**187,0**	**159,5**	**27,5**	**17,2%**
Accantonamenti e rettifiche nette	-50,9	-50,9	0,0	0,0%
Utile dell'attività corrente	**136,1**	**108,6**	**27,5**	**25,3%**
Imposte sul reddito	-61,2	-51,4	-9,8	19,1%
Utile di pertinenza di terzi	-11,4	-9,2	-2,2	23,9%
Utile netto	**63,5**	**48,0**	**15,5**	**32,3%**

L'andamento del comparto Retail banking nel corso dei primi nove mesi dell'anno 2005 è stato caratterizzato dai seguenti principali aspetti:

- crescita del margine d'interesse, dopo un lungo periodo di contrazione dei tassi di mercato;
- positivo andamento dei ricavi da servizi;
- moderato incremento dei costi operativi e stabilità degli accantonamenti e rettifiche nette, pur in presenza di una costante espansione delle attività delle banche del Gruppo.

11. La struttura territoriale

Nel corso del terzo trimestre 2005 sono state aperte tre nuove Filiali, il cui numero ammonta pertanto a 521, dislocate in 18 Province e 7 Regioni, così suddivise:

Provincia	CR Firenze S.p.A. *	CR Pistoia e Pescia S.p.A. *	CR Civitavecchia S.p.A. *	CR Orvieto S.p.A.	CR Mirandola S.p.A.	CR della Spezia S.p.A.	Gruppo
Firenze	133	4					137
Arezzo	35						35
Siena	19						19
Grosseto	16						16
Lucca	13	8				1	22
Prato	11	4					15
Pistoia	2	50				1	53
Massa Carrara	10					8	18
Pisa	13						13
Livorno	10						10
La Spezia						51	51
Perugia	16			3			19
Terni				24			24
Roma	9		26	2			37
Viterbo			4	10			14
Bologna	1	7					8
Modena					18		18
Parma						2	2
Reggio Emilia						1	1
Mantova					8		8
Verona					1		1
TOTALI	**288**	**73**	**30**	**39**	**27**	**64**	**521**

- *compreso uno sportello per attività di prestiti su pegno*

TOSCANA	338
LIGURIA	51
UMBRIA	43
LAZIO	51
EMILIA ROMAGNA	29
LOMBARDIA	8
VENETO	1
TOTALE	521

In questo contesto sono inoltre operativi 14 Centri Imprese e 9 Centri Private di Banca CR Firenze, nelle Province di Firenze, Arezzo, Bologna, Grosseto, Livorno, Lucca, Massa Carrara, Perugia, Pisa, Prato e Siena.

Come già ricordato, al 30 settembre 2005 il Gruppo annovera anche 34 Spazi Finanziari nelle Province di Roma, Bologna, Ancona, Forlì, Rimini, Ferrara, Pesaro, Modena, Pescara, Ravenna, Parma, Teramo, Ascoli Piceno e Macerata.

12. Il Personale del Gruppo

I dipendenti del Gruppo (società controllate e consolidate)

La tabella seguente riporta la situazione al 30 settembre 2005, raffrontata con i dati del 31 dicembre 2004:

	30.09.2005	31.12.2004	Variazione
SOCIETA' CONSOLIDATE INTEGRALMENTE			
Banca CR Firenze S.p.A.	3.379	3.311	68
CR Pistoia e Pescia S.p.A.	699	702	-3
CR Civitavecchia S.p.A.	211	205	6
CR Mirandola S.p.A.	186	189	-3
CR Orvieto S.p.A.	176	168	8
CR della Spezia S.p.A.	522	533	-11
Servizio Riscossione Tributi - SRT S.p.A.	44	49	-5
Centro Riscossione Tributi - Cerit S.p.A.	174	178	-4
CR Firenze Gestion International S.A.	1	2	-1
Data Centro S.p.A. (fino al 30.04.05)	-	45	-45
Infogroup S.p.A.	372	349	23
Citylife S.p.A. (fino al 31.12.04)	4	4	-
Centrovita Assicurazioni S.p.A.	34	32	2
Immobiliare Nuova Sede S.r.l.	1	1	-
Totale organici consolidati Gruppo	***5.803***	***5.768***	***35***
SOCIETA' CONSOLIDATE A PATRIMONIO NETTO			
Gruppo Findomestic	1.937	1.857	80
Centro Factoring S.p.A.	109	110	-1
Centro Leasing S.p.A.	317	307	10
Totale Società consolidate a Patrimonio Netto	***2.363***	***2.274***	***89***

La gestione e la formazione del personale

Anche nel terzo trimestre 2005 è proseguita l'attività funzionale e quella connessa ai progetti programmati; in particolare sono stati effettuati la rilevazione annuale delle conoscenze tecniche detenute dalla Rete Distributiva ed il monitoraggio dei *gap* di scostamento rispetto ai profili di ruolo attesi. La rilevazione, avvenuta per la prima volta *on line* mediante la compilazione di un questionario sulla intranet aziendale, ha portato alcune evidenze che, unitamente ad altri indicatori ed esigenze, rappresenteranno le basi per la predisposizione del Piano Formativo 2006, che verrà rilasciato nell'ultima parte dell'anno.

Si sta concludendo l'attività di formazione rivolta ai formatori interni che gestiranno le attività di erogazione. A supporto e ad integrazione del processo di apprendimento è stato progettato e realizzato un *wbt (web based training)* che consente la simulazione delle principali operazioni di Filiale e che sarà rilasciato in operativo nel mese di ottobre.

In merito alle predisposizione di nuove attività si evidenziano l'avvio del percorso comportamentale riservato ai Gestori Private la fruizione di due pacchetti di formazione a distanza per la diffusione delle conoscenze normative riferite al D. Lgs 231/01 (Responsabilità amministrativa delle Imprese).

A livello di Gruppo sono state erogate 20.590 giornate di formazione in orario di lavoro.

Per quanto attiene alla comunicazione interna, per il Progetto PattiChiari, è stata creata una rete di "diffusori", oggetto di formazione specifica, che dovranno comunicare tempestivamente gli

adempimenti previsti dai protocolli di certificazione e verificarne lo svolgimento nelle unità organizzative di appartenenza.

E' stato realizzato il foglio di comunicazione sul D.Lgs 231/01.

Ultimata l'analisi dei risultati dell'indagine di clima, sono stati esaminati i feed-back delle strutture organizzative ed attuati alcuni interventi per approfondire le criticità emerse.

Sono state attivate due funzionalità di monitoraggio dell'Intranet aziendale (l'indice di pubblicazione dei contenuti e l'indice di navigazione), per tenere sotto controllo l'utilizzo del sistema da parte dei redattori e da parte degli utenti.

13. Le altre informazioni

Il rating

I rating assegnati e confermati nel corso del terzo trimestre da Fitch e Moody's sono i seguenti:

Agenzie di rating	Debito a breve termine	Debito a lungo termine
Fitch	F1	A-
Moody's	P1	A2

L'andamento del titolo nel terzo trimestre

Durante il terzo trimestre il titolo Banca CR Firenze ha continuato ad apprezzarsi (+11,6%), portando la crescita complessiva rispetto al valore di chiusura del 2004 al 33,9% (Euro 2,399). Tale performance si è realizzata in un contesto di settore altrettanto positivo, con l'indice MIB Banche che è cresciuto del 20,7%. Anche gli indici S&P MIB e MIDEX hanno seguito tale andamento: il primo è salito del 12,5% mentre il secondo del 12,2%. Nei primi nove mesi dell'anno la quotazione minima è stata di € 1,769 mentre quella massima di € 2,453. Nel periodo sono state scambiate mediamente oltre un milione e duecentomila azioni al giorno.

Per quanto riguarda l'attività di relazione con gli investitori, questa è stata particolarmente intensa e si è concentrata nei mesi di luglio e settembre con incontri che hanno avuto luogo in Italia, Europa, Stati Uniti e, per la prima volta, Canada.


140
135
130
125
120
115
110
105
100
95
BANCA CR FIRENZE
MIB Banche
S&P MIB
MIDEX
GEN
FEB
MAR
APR
MAG
GIU
LUG
AGO
SET

Fonte: DATASTREAM

La composizione dell'azionariato

Nel corso del trimestre sono state emesse 10.000 nuove azioni, in seguito all'esercizio della facoltà, prevista dal piano di stock-option attualmente in essere, di sottoscrivere azioni di nuova emissione. Il capitale sociale è passato così da € 648.098.543,16 al 30 giugno 2005 ad € 648.104.243,16 al 30 settembre 2005.

Le interessenze dei principali soci al 30 settembre 2005, invariate rispetto al 30 giugno 2005, sono di seguito rappresentate:

Socio	n° azioni	quota
Ente CR Firenze	454.026.608	39,931%
Sanpaolo IMI S.p.A.	212.176.468	18,661%
BNP-Paribas S.A.	74.468.217	6,549%
Fidelity International Limited	47.424.905	4,171%
Fondazione CR Spezia	44.666.603	3,928%
Fondazione CR Pistoia e Pescia	42.050.703	3,698%
Altri (Mercato)	262.211.484	23,061%
Totale	**1.137.024.988**	**100%**

Successivamente alla chiusura del trimestre Banca CARIGE S.p.A. ha comunicato, ai sensi dell'art. 120 del D.Lgs. 58/1998, di aver incrementato, a decorrere dal 21 ottobre, la partecipazione detenuta dal proprio gruppo oltre la soglia del 2%. Ai sensi della medesima normativa l'Ente Cassa di Risparmio di Firenze ha comunicato di aver acquisito il 28 ottobre un pacchetto di 14.000.000 di azioni, riportando la propria partecipazione oltre la soglia del 40%, a parziale recupero, come dichiara lo stesso Ente, della diluizione intervenuta per effetto degli aumenti di capitale riservati cui la società ha dato corso nel recente passato.
Di conseguenza l'assetto societario alla data della stesura della presente relazione è il seguente:

Socio	n° azioni	quota
Ente CR Firenze	468.026.608	41,162%
Sanpaolo IMI S.p.A.	212.176.468	18,661%
BNP-Paribas S.A.	74.468.217	6,549%
Fidelity International Limited	47.424.905	4,171%
Fondazione CR Spezia	44.666.603	3,928%
Fondazione CR Pistoia e Pescia	42.050.703	3,698%
Gruppo Banca CARIGE	22.864.137	2,011%
Altri (Mercato)	225.347.347	19,819%

I tre principali soci sono stati accomunati, fino al 30 aprile 2005, da un Patto di Sindacato, originariamente stipulato il 15 novembre 1999 e quindi oggetto di successive proroghe. Alla data del 30 aprile ha cessato di avere efficacia l'ultima delle proroghe, senza che ne sia intervenuta una ulteriore.

In relazione alla cessazione dell'efficacia del Patto il socio Sanpaolo IMI S.p.A. ha ritenuto di poter vantare nei confronti dell'Ente Cassa di Risparmio di Firenze un diritto d'opzione d'acquisto di una quota azionaria pari al 10,78% del capitale di Banca CR Firenze S.p.A., pretesa che l'Ente Cassa di Risparmio di Firenze ritiene invece non fondata.

Dopo la scadenza del Patto l'Ente Cassa di Risparmio di Firenze e Sanpaolo IMI S.p.A. hanno convenuto in data 27 giugno di posticipare al 30 settembre 2005 il termine, originariamente scadente il 29 giugno 2005, per l'eventuale comunicazione da parte di Sanpaolo IMI S.p.A. dell'esercizio dell'opzione. Ciò al fine di verificare la possibilità di raggiungere una soluzione delle divergenze per la definizione di un nuovo accordo parasociale, che potesse auspicabilmente essere condiviso anche da BNP Paribas, ferme ed impregiudicate restando le rispettive posizioni quanto alla sussistenza e validità dell'opzione.

In prossimità del termine, prorogato come detto, del 30 settembre 2005, Sanpaolo IMI S.p.A. ha comunicato all'Ente Cassa di Risparmio di Firenze la propria intenzione di esercitare l'opzione; l'Ente ha dato riscontro ribadendo la propria posizione in merito all'infondatezza di tale diritto.

Constatata la mancanza di un accordo Sanpaolo IMI S.p.A., in data 27 ottobre 2005, ha attivato la prevista procedura arbitrale, nominando quale proprio arbitro l'Avv. Alessandro Pedersoli. Entro venti giorni Ente CR Firenze dovrà nominare il proprio arbitro ed i due arbitri insieme dovranno nominare il presidente del Collegio Arbitrale che, in caso di disaccordo, sarà nominato dal Presidente del Tribunale di Firenze.

Operatività con parti correlate

Le operazioni con parti correlate, come definite nel principio contabile internazionale IAS 24, sono poste in essere nel rispetto delle disposizioni di legge vigenti e sono regolate a prezzi complessivamente in linea con quelli praticati sul mercato e tra controparti fra loro indipendenti.

Le operazioni infragruppo sono espressione di un disegno strategico-organizzativo di Gruppo che, in estrema sintesi, vede le Banche controllate focalizzate sul presidio delle relazioni con la clientela sul territorio e del connesso rischio di credito, le società-prodotto Centrovita Assicurazioni S.p.A. e CR Firenze Gestion Internationale S.A. specializzate nella predisposizione dell'offerta di bancassurance e fondi d'investimento, la società strumentale Infogroup S.p.A. fornitrice dei servizi informatici, la Capogruppo Banca CR Firenze S.p.A. nel ruolo, oltre che di rete bancaria essa stessa, di coordinatore complessivo dell'azione di Gruppo e di fornitore di diversi servizi accentrati per tutte le Banche del Gruppo.

Le transazioni infragruppo avvengono sulla base di specifiche convenzioni ed a condizioni valutate in linea con quelle praticate sul mercato, laddove esistano riferimenti esterni che possano confermare tale giudizio, o che comunque assicurano reciproca convenienza.

Il Gruppo Banca CR Firenze intrattiene numerosi rapporti di collaborazione con gli azionisti Sanpaolo IMI S.p.A. e BNP Paribas S.A., nonché con le imprese ad essi riconducibili. I rapporti sono inquadrati nell'ambito degli accordi stipulati fra Banca CR Firenze S.p.A. e i citati soci nel novembre del 1999, in occasione della cessione da parte dell'Ente Cassa di Risparmio di Firenze di quote sociali a Sanpaolo

IMI S.p.A. e BNP Paribas S.A. e della stipula del Patto di Sindacato che ha retto la società fino al 30 aprile 2005. Tali accordi, la cui scadenza è fissata al 14 marzo 2006, consentono alla Banca di beneficiare del know-how specialistico dei due importanti gruppi bancari e prevedono che Sanpaolo IMI S.p.A. assuma il ruolo di referente primario per lo sviluppo dell'attività di gestione del risparmio, del project financing, dell'investment banking e del finanziamento alle grandi imprese, mentre BNP Paribas mantiene il ruolo d'interlocutore di riferimento principalmente per il credito al consumo, il leasing, il factoring e la bancassicurazione attraverso le società partecipate in comune con Banca CR Firenze S.p.A.
Le collaborazioni con i citati gruppi sono regolarmente proseguite dopo la cessazione dell'efficacia del Patto di Sindacato, considerata la loro validità imprenditoriale e nella prospettiva che i tre soci firmatari del Patto di Sindacato possano trovare un nuovo accordo.

Le eventuali concessioni di affidamenti ad Amministratori, Sindaci ed al Direttore Generale avvengono nel rispetto delle disposizioni dettate dall'art. 136 del D. Lgs. 385/93.

L'operatività con Parti Correlate sarà oggetto di una disciplina interna al Gruppo che recepirà le disposizioni che saranno emanate dalla Consob ai sensi dell'art. 2391-bis del codice civile.

14. Fatti di rilievo verificatesi dopo la chiusura del trimestre

Salvo quanto già segnalato nei capitoli propri della Relazione circa l'evoluzione della procedura di acquisizione della Daewoo Bank S.A. e le variazioni intervenute negli assetti partecipativi al capitale di Banca CR Firenze S.p.A., non risultano fatti di rilievo da segnalare dopo la chiusura del terzo trimestre dell'anno 2005.

15. Evoluzione prevedibile della gestione

I risultati del terzo trimestre confermano il positivo andamento dei primi sei mesi dell'anno e sono sostanzialmente in linea con le attese ed il budget di previsione. Anche l'andamento dell'economia del territorio in cui operano le Società del Gruppo Banca CR Firenze non presenta al momento motivi congiunturali che possano influire significativamente sul risultato dell'esercizio in corso.
Teniamo a rilevare come i risultati siano altresì sostenuti dal positivo andamento e dalle sinergie attuate con le nostre partecipazioni in Società prodotto che, costituite nel tempo per sfruttare appieno competenze specialistiche non presenti nella Banca, ci hanno consentito di focalizzarci sui settori del credito al consumo, della bancassicurazione, del leasing e del factoring principalmente, assolvendo alla funzione di divisioni specialistiche, con risparmi di costi significativi.

BANCA CR FIRENZE

CASSA DI RISPARMIO DI FIRENZE S.p.A.
Banking Register No. 5120 -
Parent Company of Banca CR Firenze -
Banking Groups Register No. 6160.6 -
Registered Office: 6 via Bufalini, Florence
Share Capital EUR 648,104,243.16 fully paid -
Florence Register of Companies,
Fiscal and VAT Number is 04385190485

Extraordinary Shareholders' General Meeting Notice

The shareholders are invited to attend the extraordinary General Meeting which will be held at Palazzo Incontri, 1 Via de' Pucci - Florence - on December 21, 2005 at 11 AM, first call, or if necessary for the second call, on December 29, 2005, at the same time and place, to consider and vote on the following:

AGENDA

1. Proposals to modify some of the existing articles of the company by-laws, as set forth hereunder:
   at Article 1 - identification of Ente Cassa di Risparmio di Firenze as a relevant subject ;
   at Article 8 - establishment of the voting limitation for Banking Foundations and related entities;
   at Article 9 - establishment of a procedure for the election of the Board of Directors by voting lists and proposal to change the number of Board members;
   at Article 14 - proposal to change the number of Executive Committee Board members.

The shareholders' General Meeting is convened, in compliance with Article 2367 of the Civil Code, upon the specific request of one of the shareholders, Ente Cassa di Risparmio di Firenze, which presented to the Board of Directors of the company the reasons for its request. Details are contained in the Board of Directors' Report which shall be made available for public consultation, at least fifteen days prior to the first call date of the Shareholders' Meeting, at the offices of Cassa di Risparmio di Firenze S.p.A. and Borsa Italiana S.p.A. and shall be posted on their respective website pages.
All shareholders may obtain from the company the documentation pertaining to the meeting. Charges for this material will be debited to the shareholders.
As set forth by the current company by-laws and, in compliance with the second paragraph of Article 2370 of the Civil Code and to the regulations in force, the company must receive confirmation of attendance through the financial representative, depositary of the shares, at least two days before the Shareholders' General Meeting. Shareholders must contact their authorized financial representatives in due time to obtain the certificate. Shareholders who have deposited their shares at Cassa di Risparmio di Firenze S.p.A. branches must submit their request through the branches within December 19, 2005, if they shall attend the first meeting, or within December 27, 2005 for the second call meeting.
To avoid mishaps or late communications from financial representatives to the company, shareholders are invited to submit to the registration desk on the date of the Shareholders' General Meeting the attendance card copy issued to them by the financial representative. Furthermore, all attendance card copies should be faxed in advance to the Office of the Company Secretary at the Fax No. 0552608215.
Pursuant to company by-laws, the right to vote cannot be transferred before the end of the General Meeting for all those shares against which the attendance at the General Meeting has been registered unless the shareholder explicitly waives his right to attend.

BANCA CR FIRENZE

CASSA DI RISPARMIO DI FIRENZE
Società per Azioni

Parent Company of Gruppo Banca CR Firenze
Registered within the Albo dei Gruppi Bancari with no. 6160.6
Registered Office: via Bufalini 6, Florence
Capital shares € 648.104.249,16 entirely paid
Register of Companies, Fiscal & VAT
no. 04385190485

Extraordinary General Meeting
21 December 2005 (1st call)
29 December 2005 (2nd call)

Proposal to amend the Articles of Associtition

Directors' Report

EXTRAORDINARY SHAREHOLDERS' MEETING

PROPOSALS FOR AMENDMENT OF COMPANY ARTICLES OF ASSOCIATION

The Ente Cassa di Risparmio di Firenze, as the holder of more than 10% of the company shares, has requested, pursuant to article 2367 of the Italian Civil Code, that an extraordinary shareholders' meeting be convened to discuss and deliberate a set of proposals to amend the company's Articles of Association which the Ente has explained and justified in its request, and which are intended to ensure that its position as relative majority shareholder in the company cannot in any manner be classified as a controlling interest pursuant to legislation on Banking Foundations, while at the same time introducing a list voting system for the appointment of the Board of Directors.

At their meeting of 14 November 2005, the Board of Directors of the company convened an initial extraordinary shareholders' meeting on 21 December 2005, and a second extraordinary meeting on 29 December 2005, as required in accordance with the shareholder's request.

Subsequently (on 24 November 2005), the Ente Cassa di Risparmio di Firenze considered it necessary to reformulate its requests, emphasizing the terms of its proposals in order to avoid any possibility that it might be considered as holding a controlling interest in the company.

In compliance with article 72 of the Consob Regulation on Issuers and Ministry of Justice Decree no. 437/1998, this report provides details of the amendments proposed by the shareholder, taking account the original requests formulated on 11 November and the subsequent requests.

1. Recognition of the Transferring Institution in the Articles of Association

Considering that particular provisions for Banking Foundations will be introduced into some passages of the Articles of Association, the Ente requests that it be specifically recognized in the first paragraph of article 1, which mentions the origin of the Bank in its current legal form.

CURRENT TEXT	PROPOSED TEXT
Article 1 – Name "Cassa di Risparmio di Firenze Società per Azioni", hereinafter also named "Banca CR Firenze SpA", is a joint stock company established pursuant to Law 218 of 30 July 1990, and Legislative Decree 356 of 20 November 1990, through the transfer of the banking business of the Cassa di Risparmio di Firenze as it was then called.	**Article 1 – Name** "Cassa di Risparmio di Firenze Società per Azioni", hereinafter also named "Banca CR Firenze SpA", is a joint stock company established pursuant to Law 218 of 30 July 1990, and Legislative Decree 356 of 20 November 1990, through the transfer of the banking business of the Cassa di Risparmio di Firenze as it was then called, **and of which the Ente Cassa di Risparmio di Firenze (the "Transferring Institution") is a**

[. . . .]	**continuation.** [. . . .]

2. Limitations on voting rights for Banking Foundations and related parties

The Ente intends to ensure that its position as relative majority shareholder cannot in any way be considered as a controlling interest at the shareholders' meeting of the transferee bank. Such a determination would result in the loss of its classification as a non-commercial entity, with the relevant taxation benefits (Article 12 no. 3 of Legislative Decree 153/1999), and would potentially require the Supervisory Authorities to order a compulsory disinvestment of its shareholding to an extent required to relinquish any such control.

For this reason the Ente considers it necessary to insert into the Articles of Association a rule which, following the model established in other comparable banking institutions, limits the vote that Foundations may cast in ordinary shareholders' meetings to half minus one of all shares with voting rights at any particular meeting. This limitation extends to all aggregations such as syndicate agreements, controlling relationships, and linked companies, in which the intentions of Foundations are prevalent. In such cases, the limitation applies to all shareholders in proportion to their shareholdings.

CURRENT TEXT	PROPOSED TEXT
Article 8 – Establishment and resolutions of Meetings The provisions of law shall be observed in order to ensure that the Meetings and their relevant resolutions are validly established.	**Article 8 – Establishment and resolutions of Meetings** The provisions of law shall be observed in order to ensure that the Meetings and their relevant resolutions are validly established, **unless provided otherwise by these Articles of Association.** **If a Banking Foundation (as defined hereunder) including the Transferring Institution, participating in an ordinary shareholders' meeting, is capable of exercising a vote that expresses the majority of the shares present and entitled to vote, on the basis of the capital present or represented at the meeting, as ascertained by the Chairman of the meeting during its course and immediately before each vote, the Chairman shall notify the meeting of this situation and exclude the Banking Foundation from the vote, for the purposes of the resolution in which this circumstance has occurred, limiting the number of shares that represent the difference plus one share**

	between the number of shares of the said Banking Foundation and the total amount of shares of the remaining shareholders (other than the Banking Foundation), that are present and entitled to participate in the said vote. **Shares excluded from the vote pursuant to the 2nd paragraph above shall however be taken into account for the regular establishment of the Shareholders' Meeting, but not for the majority required for the approval of resolutions of the Meeting.** **For the purposes of these Articles of Association, "Banking Foundation" shall be understood as a shareholder that is classified as a banking foundation as governed by Law 461 of 23 December 1998, and by Legislative Decree no. 153 of 17 May 1999, as amended, or that is controlled directly or indirectly by one or more of the said Banking Foundations. For the purposes of the application of the 2nd paragraph above of this Article 8, the shares of parties controlled by a Banking Foundation shall be included with those of the controlling Foundation.** **The control indicated above applies in the cases provided for by Article 6 of Legislative Decree no. 153 of 17 May 1999, as supplemented by Article 6 of Ministerial Decree no. 150 of 18 May 2004, as amended.** **The provisions of the 2nd paragraph of this Article shall also apply when the vote expressing the majority of shares present and entitled to vote at ordinary shareholders' meetings pursuant to the said 2nd paragraph includes the votes of other shareholders that directly or indirectly adhere to agreements on the exercise of the right to vote or to the transfer of shares in the Company and in all cases to agreements and/or understandings in the nature of a voting pact pursuant to Article 122 of Legislative Decree no. 58 of 24th February 1998, and Article 20 of Legislative Decree no. 385 of 1 September 1993, in which the Banking Foundations**

	have contributed the majority of syndicated shares. In such cases, the limitation of shares entitled to vote shall be applied to each shareholder in proportion to the total shares of parties to the agreement who are present at the meeting.

3. Election of the Board of Directors by list voting

According to its statement accompanying the request for the convening of the meeting, the Ente intends to promote a system of voting by lists for the appointment of the Board of Directors.

The number of directors to be elected by the various lists is determined by using the well-known and essentially proportional method of quotients as the basic rule.

The following exceptions are made to this rule:

- In order to guarantee stability in the management of the company, the most-voted list is allocated half plus two of the directors to be elected, unless the list has been presented by Banking Foundations only, in which case only half of the directors are elected.
- In order to protect minorities, one directorship is reserved for the second most-voted list.
- As a further measure for the recognition of minorities, minority lists are allocated a maximum of three directors, but the directorships that would otherwise be elected by the list to which this limitation applies are awarded to the immediately subsequent minority list which have elected at least one director, and so un until all lists are considered; only in the absence of further lists shall directors be appointed from the majority list.

Directors to be elected are obtained from lists in the order in which they appear on the said lists. There are, however, exceptions to this rule. Specifically, candidates appointed by Banking Foundations to the majority list may not occupy more than half the directorships to be elected. Additionally, at least two directors elected from the majority list, and one for each minority list that has elected three directors, must possess the independence requirements provided by law and the corporate governance code for listed companies.

Therefore, if the order in which candidates appear on lists does not lead to a Board of Directors composed according to these requirements, the subsequent candidates on the list shall be considered until the Board is composed according to the requirements of the Articles of Association.

If for any reason list voting does not result in all the directorships being filled, the shareholders' meeting shall proceed to appoint the remaining positions by free resolutions, for which legal majorities will be valid. List voting will not be used when only one list is presented.

CURRENT TEXT	PROPOSED TEXT
Article 9 – Board of Directors [. . . .] Directors, unless resolved otherwise by a Shareholder's Meeting, shall serve three-year terms, in all cases serving until the Meeting called to approve the financial statement for the third financial year. Directors may be re-elected. If a majority of Directors cease to perform their functions due to resignation or for any other reason, the entire Board shall be considered as outgoing, although remaining with full powers until the a new board is elected. The remaining Directors must call a Shareholder's Meeting without delay for the purpose of appointing a new Board.	**Article 9 – Board of Directors** [. . . .] Directors, unless resolved otherwise by a Shareholder's Meeting, shall serve three-year terms, in all cases serving until the Meeting called to approve the financial statement for the third financial year. Directors may be re-elected. If a majority of Directors cease to perform their functions due to resignation or for any other reason, the entire Board shall be considered as outgoing, although remaining with full powers until a new board is elected. The remaining Directors must call a Shareholder's Meeting without delay for the purpose of appointing a new Board. **Directors shall be elected by a list voting system, as follows:** **(i) the appointment of the Board of Directors shall take place on the basis of lists presented by shareholders pursuant to the following paragraphs, in which candidates must be listed by numerical order;** **(ii) lists presented by shareholders must be deposited at the offices of the Company and published at the shareholders' expense in at least two national newspapers, one of which must be a financial newspaper, at least ten days before the date established for the initial Shareholders Meeting;** **(iii) each shareholder may present or contribute to the presentation of one single list, and each candidate may be presented in one single list on penalty of ineligibility;** **(iv) shareholders who form part of a controlling relationship pursuant to Article 93 of Legislative Decree no. 58 of 24 February 1998, or who are linked by shareholders' agreements pursuant to Article 122 of the said Decree must be considered as a single shareholder and may not, as a group, present more than one list;** **(v) only shareholders that, individually or**

	together with other shareholders, are holders of shares representing at least 2.5% of the registered capital with a right to vote at ordinary shareholders' meetings shall have the right to present lists; in order to attest to the holding of the necessary number of shares for presentation of lists, shareholders must present and/or deliver proper certification issued by the broker with whom the shares are deposited to the Company offices at least ten days before the date fixed for the initial Shareholders' Meeting. **(vi) together with each list, declarations by individual candidates, accepting the candidature and attesting, under their own responsibility, that no grounds exist for their ineligibility or incompatibility, that they possess the requirements for appointment to the post, and, where applicable, that they possess the requirements of independence provided by law and by the corporate governance code for listed companies, which must be possessed by at least two candidates for each list, must be deposited within the aforementioned time limit;** **(vii) each party entitled to vote may vote for a single list only. Shareholders who form part of a controlling relationship pursuant to Article 93 of Legislative Decree no. 58 of 24 February 1998, or who are linked by shareholders' agreements pursuant to Article 122 of the said Decree, including where only one has presented a list, may vote only for the said list (even where the list is formally presented by only one of the shareholders); similarly, shareholders that have presented a common list pursuant to point (v) above, may vote only for the said list;** **(viii) lists for presentation of which all the provisions of this Article 9 have not been observed shall be considered as not presented;** **(ix) the election of the Board of Directors**

	shall proceed as follows: (a) the votes obtained by the lists shall be divided successively by one, two, three, four, and so on, according to the number of Directors to be elected. The quotients thus obtained shall be assigned progressively to each of the candidates on the said list, according to the order respectively provided therein. The quotients thus attributed to the candidates of the various lists shall be arranged in a single list in decreasing order. Subject to the provisions of letters (b) to (g) below, those candidates who have achieved the highest quotients shall be elected. In the event that more than one candidate has received the same quotient, the candidate on the list that has still not elected a director or that has elected the lesser number of directors shall be elected. In the event that none of the said lists have yet elected a director, or all the lists have elected the same number of directors, the candidate from the said lists that has obtained the greater number of votes shall be elected; (b) the list that has obtained the greater number of votes shall in all cases be assigned, in the progressive order in which candidates are listed in the said list, a number of directors equal to at least half those to be elected, plus two directors, obviously provided that, on the basis of the calculation indicated at letter (a), the said list is not entitled to a greater number of directors. However, where several lists exist, at least one director must be appointed from the list that is second in the number of votes. The directors thus assigned to the majority list shall be struck off in decreasing order from the list drawn up under the provisions of letter a), it being understood that the other candidates shall retain their original quotients;

	(c) in derogation of the provisions of letter (b) above, if the list that has obtained the greater number of votes is presented exclusively by one or more Banking Foundations, a number of directors equal to no more than half of the total amount of directors to be elected shall be appointed from that list. **If the list that has obtained the greater number of votes has been presented by one or more Banking Foundations together with one or more other shareholders, the number of directors designated by Banking Foundations may not in any case exceed half the total of directors to be elected;** **(d) directors not assigned to the majority list within the terms indicated above shall be drawn from the other lists, applying the mechanism indicated at letter (a) above;** **(e) each of the other lists shall be assigned a maximum number of three directors, according to the order indicated on each list. Each directorship in excess of this number shall be assigned in turn to the first of the candidates not elected in decreasing order, who belong to a list from which at least one and less than three directors have been drawn. In the absence of available lists, the excess directorships shall be assigned to the majority list in the listed order of non-elected candidates in accordance with the provisions of letters (b) and (c) above;** **(f) at least two directors from the majority list that possess the independence requirements indicated at point (vi) must be drawn from the majority list, derogating from the list order if necessary; similarly, a further independent director must be drawn from each minority list that has nominated the maximum number of administrators permitted by letter (e)**

The Board shall appoint a Secretary and deputy Secretary who is either a Director or a Company Manager.	**above;** **(g) if no list or one single list is presented, the Shareholders' Meeting shall appoint the Board of Directors by the methods indicated at Article 8.** **The Shareholders' Meeting shall provide, by the methods established at Article 8, for appointment of directors that, for any reason, are not appointed pursuant to the procedures indicated at the 4th paragraph above.** The Board shall appoint a Secretary and deputy Secretary who is either a Director or a Company Manager.

4. Maximum number of members of the Board of Directors and the Executive Committee

Before proceeding to voting for lists, the ordinary shareholders' meeting must determine the number of directors to be elected. In this respect the Ente proposes that the number of directors be an even number between 10 and 18; currently the Board is composed of between 9 and 15 members. In parallel with this potential increase in the composition of the Board of Directors, it is also proposed to increase the number of members of the Executive Committee from the current 7 members to 8, while retaining the minimum number of 5.

CURRENT TEXT	PROPOSED TEXT
Article 9 – Board of Directors The Company is administered by a Board of Directors appointed by the Shareholders' Meeting. The Board is composed of between 9 and 15 members, including the Chairman of the Board, the number to be determined by the Shareholders' Meeting. The General Manager may also be appointed as a Director. [. . . .]	**Article 9 – Board of Directors** The Company is administered by a Board of Directors appointed by the Shareholders' Meeting. The Board is composed of **an even** number of between **10** and **18** members, including the Chairman of the Board, the number to be determined by the Shareholders' Meeting. The General Manager may also be appointed as a Director. [. . . .]
Article 14 – Executive Committee The Executive Committee is composed of a minimum of 5 and a maximum of 7 members. [. . . .]	**Article 14 – Executive Committee** The Executive Committee is composed of a minimum of 5 and a maximum of **8** members. [. . . .]

It should be recalled that, according to regulations for the banking sector, in order for the amendments to the Articles of Association to enter into force, it is necessary that, in addition to the approval of the shareholders' meeting, the Bank of Italy verifies that the Articles do not impede the sound and prudent management of the Bank.

Furthermore, the Board of Directors has engaged a legal expert of sound reputation to assess the existence of the right of withdrawal for members who do not agree with the approval of the proposal to amend the Articles of Association.

The expert has expressed the opinion that no such right exists, and this opinion is shared by the Board. In any case the value of withdrawal, calculated as the arithmetic mean of the closing prices of the shares during the six months preceding the publication of the notice of the meeting on 19 November 2005, would be in the amount of € 2,273 per share.

Banca CR Firenze S.p.A.
The Board of Directors

text approved at the meeting of 14 November 2005, updated
and amended at the meeting of 28 November 2005

Annexed: Complete and compared texts of the current and proposed Articles of Association.

BANCA CR FIRENZE

ACQUISITION/SALE OF TREASURY STOCK - November 2005

NOVEMBER 2005 - **Banca CR Firenze (Parent company)**			
Market	**Acquisition/Sale**	**No. of shares**	**No. of transactions**
Milan	A	6,000	4
Milan	S	3,000	2